

April 14, 2008

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395   **SUPPL**

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from February 1 2008 to March 31 2008.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Yours faithfully,

By: _____

Tetsuro Yoshino
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED
FROM FEBRUARY 1, 2008 TO MARCH 31, 2008

A. ENGLISH LANGUAGE DOCUMENTS

1.   Interim Financial Report for fiscal 2007 (Exhibit A1)

B. JAPANESE LANGUAGE DOCUMENTS

1.   Interim Financial Report for fiscal 2007 (Exhibit B1)
     See Annex B for a brief description.

2.   Interim Business Report to shareholders for fiscal 2007 (Exhibit B2)
     See Annex B for a brief description.

3.   Extraordinary Reports:
     See Annex B for a brief description.

     (a) Extraordinary Report dated February 7, 2008 (*) (Exhibit B3(a)).
     (b) Extraordinary Report dated March 26, 2008 (*) (Exhibit B3(b)).
     (c) Extraordinary Report dated March26, 2008 (Exhibit B3(c)).

4.   Public Announcements (summary English translations attached):
     (a) "Capital Ratio as of December 31, 2007" dated February 19, 2008 (Exhibit B4(a)).
     (b) "Credit Card Business Strategy of Sumitomo Mitsui Financial Group" dated February 29, 2008
         (Exhibit B4(b)).
     (c) "Basic Agreement on Merger of Central Finance Co., Ltd., OMC Card, Inc., and QUOQ Inc."
         dated February 29, 2008 (Exhibit B4(c)).
     (d) "Notice regarding Change of Representative Directors" dated March 26, 2008 (Exhibit B4(d)).

     (*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Financial Report for fiscal 2007 (Exhibit B1)

    Booklet containing statistical data and narrative description of SMFG, made generally available to the public in Japan.

2. Interim Business Report to shareholders for fiscal 2007 (Exhibit B2)

    Report made available to SMFG's shareholders, containing prescribed data and a¥detailed information in tabular form relating to SMFG's business and perations.

3. Extraordinary Reports:

    (a) Report to the Minister of Finance concerning change of subsidiaries. (*) (Exhibit B3(a))
    (b) Report to the Minister of Finance concerning change of representative directors. (*) (Exhibit B3(b))
    (c) Report to the Minister of Finance concerning change of representative directors. (Exhibit B3(c))

    (*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

    ########

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年2月7日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　正　之
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	金融商品取引法の規定による備置場所はありません。

1 【提出理由】

当行の特定子会社に異動がありましたので、金融商品取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び第２項第３号の規定に基づき、本報告書を提出するものであります。

2 【報告内容】

特定子会社の異動

名称	SMBC Preferred Capital JPY 1 Limited
住所	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
代表者の氏名	永田 晴之
資本金の額	137,000,000,000円
事業の内容	優先出資証券の発行等
異動前における当行の所有に係る当該特定子会社の議決権の数	1 個
異動前における当行の所有に係る当該特定子会社の総株主等の議決権に対する割合	100％
異動後における当行の所有に係る当該特定子会社の議決権の数	2,000百万個
異動後における当行の所有に係る当該特定子会社の総株主等の議決権に対する割合	100％
異動の理由	当行がSMBC Preferred Capital JPY 1 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと
異動の年月日	平成20年2月7日

以　　上

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年3月26日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　奥 正之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京 (03) 3501-1111 （大代表）
【事務連絡者氏名】	財務企画部副部長　正脇 久昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	金融商品取引法の規定による備置場所はありません。

1 【提出理由】

　当行の代表取締役に異動がありますので、金融商品取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第9号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

代表取締役の就任

氏　名 (生年月日)	役 職 名	主 要 略 歴	所 有 株式数 (株)	異 動 年月日
北 村　明 良 (昭和26年3月16日生)	取締役 (代表取締役) 兼 専務執行役員	昭和49年4月　株式会社住友銀行入行 平成14年6月　株式会社三井住友銀行本店営業 　　　　　　　第九部長 平成15年6月　同執行役員 平成18年4月　同常務執行役員 平成19年4月　同取締役兼専務執行役員(現職)	一	平成20年 4月1日 就　任

代表取締役の退任

氏　名 (生年月日)	役名及び職名	所有株式数（株）	異動年月日
種 橋　潤 治 (昭和25年7月22日生)	取締役 (代表取締役) 兼 専務執行役員	一	平成20年4月1日 退　任

以　上

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年3月26日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　北山　禎介
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	東京 (03)5512-3411 (大代表)
【事務連絡者氏名】	財務部副部長　正脇　久昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所
	（東京都中央区日本橋兜町2番1号）
	株式会社大阪証券取引所
	（大阪市中央区北浜一丁目8番16号）
	株式会社名古屋証券取引所
	（名古屋市中区栄三丁目8番20号）

1 【提出理由】

　　当社の代表取締役に異動がありますので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

　　代表取締役の退任

氏　名 (生年月日)	役名及び職名	所有株式数（株）	異動年月日
西山　茂 (昭和23年3月4日生)	取締役副社長 （代表取締役）	―	平成20年４月１日 退　任

以　上



平成 20 年 2 月 19 日

各　　位


株式会社三井住友フィナンシャルグループ

（コード番号　８３１６）


平成 20 年 3 月期第 3 四半期における自己資本比率の状況について

　　平成 19 年 12 月末現在の当社及び株式会社三井住友銀行の連結自己資本比率、並びに株式会社三井住友銀行の単体自己資本比率を算出いたしましたので、お知らせいたします。

【三井住友フィナンシャルグループ連結】　　　　　　　　　　　　　　（単位　億円、％）

	19年12月末	19年3月末比	19年3月末	19年9月末（参考）
(1)連結自己資本比率（第一基準）	10.50	△ 0.81	11.31	10.60
Tier I　比率	6.40	△ 0.04	6.44	6.33
(2)Tier I	42,714	3,681	39,033	40,693
(3)Tier II	34,793	△ 1,609	36,402	34,814
(4)控除項目	7,497	589	6,908	7,383
(5)自己資本(2)+(3)-(4)	70,009	1,482	68,527	68,124
(6)リスク・アセット等	666,544	61,141	605,403	642,511
(7)総所要自己資本額(6)×8%	53,323	4,891	48,432	51,401

【三井住友銀行連結】　　　　　　　　　　　　　　　　　　　　　　　（単位　億円、％）

	19年12月末	19年3月末比	19年3月末	19年9月末（参考）
(1)連結自己資本比率（国際統一基準）	11.94	△ 1.01	12.95	12.05
Tier I　比率	6.89	△ 0.29	7.18	6.99
(2)Tier I	43,131	1,661	41,470	42,847
(3)Tier II	34,897	△ 1,663	36,560	34,889
(4)控除項目	3,290	87	3,203	3,838
(5)自己資本(2)+(3)-(4)	74,738	△ 89	74,827	73,897
(6)リスク・アセット等	625,435	48,052	577,383	612,805
(7)総所要自己資本額(6)×8%	50,035	3,844	46,191	49,024

【三井住友銀行単体】 （単位　億円、％）

	19年12月末	19年3月末比	19年3月末	19年9月末（参考）
(1)単体自己資本比率(国際統一基準)	12.51	△ 0.94	13.45	12.65
Tier I 比率	6.73	△ 0.35	7.08	6.80
(2)Tier I	37,172	316	36,856	36,620
(3)Tier II	34,713	△ 1,300	36,013	34,880
(4)控除項目	2,755	△ 108	2,863	3,355
(5)自己資本(2)+(3)-(4)	69,129	△ 877	70,006	68,146
(6)リスク・アセット等	552,281	32,137	520,144	538,439
(7)総所要自己資本額(6)×8%	44,182	2,571	41,611	43,075

以　　上

【本件に関するお問い合わせ先】

広報部　　TEL：03－5512－2676



<u>**Capital Ratio as of December 31, 2007**</u>

TOKYO, February 19, 2008 --- Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of December 31, 2007.

I. Sumitomo Mitsui Financial Group (on a consolidated basis)

(Billions of yen, except ratios)

		December 31, 2007	Change	March 31, 2007	September 30, 2007
(1)	Capital ratio	10.50%	(0.81)%	11.31%	10.60%
	Tier I ratio	6.40%	(0.04)%	6.44%	6.33%
(2)	Tier I	¥4,271.4	¥368.1	¥3,903.3	¥ 4,069.3
(3)	Tier II	3,479.3	(160.9)	3,640.2	3,481.4
(4)	Subtraction items	749.7	58.9	690.8	738.3
(5)	Total capital (2) + (3) - (4)	7,000.9	148.2	6,852.7	6,812.4
(6)	Risk-adjusted assets	66,654.4	6,114.1	60,540.3	64,251.1
(7)	Required capital (6) X 8%	5,332.3	489.1	4,843.2	5,140.1

II. Sumitomo Mitsui Banking Corporation (on a consolidated basis)

(Billions of yen, except ratios)

		December 31, 2007	Change	March 31, 2007	September 30, 2007
(1)	Capital ratio	11.94%	(1.01)%	12.95%	12.05%
	Tier I ratio	6.89%	(0.29)%	7.18%	6.99%
(2)	Tier I	¥4,313.1	¥166.1	¥4,147.0	¥ 4,284.7
(3)	Tier II	3,489.7	(166.3)	3,656.0	3,488.9
(4)	Subtraction items	329.0	8.7	320.3	383.8
(5)	Total capital (2) + (3) - (4)	7,473.8	(8.9)	7,482.7	7,389.7
(6)	Risk-adjusted assets	62,543.5	4,805.2	57,738.3	61,280.5
(7)	Required capital (6) X 8%	5,003.5	384.4	4,619.1	4,902.4

III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)

(Billions of yen, except ratios)

		December 31, 2007	Change	March 31, 2007	September 30, 2007
(1)	Capital ratio	12.51%	(0.94)%	13.45%	12.65%
	Tier I ratio	6.73%	(0.35)%	7.08%	6.80%
(2)	Tier I	¥3,717.2	¥ 31.6	¥3,685.6	¥ 3,662.0
(3)	Tier II	3,471.3	(130.0)	3,601.3	3,488.0
(4)	Subtraction items	275.5	(10.8)	286.3	335.5
(5)	Total capital (2) + (3) - (4)	6,912.9	(87.7)	7,000.6	6,814.6
(6)	Risk-adjusted assets	55,228.1	3,213.7	52,014.4	53,843.9
(7)	Required capital (6) X 8%	4,418.2	257.1	4,161.1	4,307.5

平成 20 年 2 月 29 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　8316）
株式会社三井住友銀行
株式会社セントラルファイナンス
（コード番号　8588）
株式会社オーエムシーカード
（コード番号　8258）
三井住友カード株式会社

<u>三井住友フィナンシャルグループのクレジットカード事業戦略について</u>

　　株式会社三井住友フィナンシャルグループ（取締役社長：北山　禎介、以下「ＳＭＦＧ」）、株式会社三井住友銀行（頭取：奥　正之、以下「三井住友銀行」）、株式会社セントラルファイナンス（代表取締役社長：土川　立夫、以下「ＣＦ」）、株式会社オーエムシーカード（代表取締役社長：江幡　真史、以下「ＯＭＣカード」）、及び三井住友カード株式会社（代表取締役社長：月原紘一、以下「三井住友カード」）は、三井住友フィナンシャルグループにおいて、クレジットカード事業の中核をなすＣＦ、ＯＭＣカード、三井住友カードの緊密な連携による「本邦ナンバーワンのクレジットカード事業体の実現」に向け、本日、以下の通り合意いたしましたので、お知らせいたします。

記

1．背景

　　お客さまのライフスタイルの変化やＩＴ技術の進展に伴う決済市場の多様化の中で、わが国のクレジットカード市場は着実な拡大を続けており、今後も小額決済を始めとする新たな決済領域の拡がりの中で、なお一層の成長が見込まれております。一方、電子マネーなどの新技術・新サービスの開発や顧客ニーズの深耕化・高度化・多様化に対応したシステム投資の必要性に加え、貸金業法の改正や割賦販売法の見直しなど、業界を取り巻く経営環境が劇的に変化しており、業界は大きな転換期を迎えています。

　　このような環境認識の下、ＳＭＦＧグループは、クレジットカード事業の成長性に加え、個人の金融取引複合化のゲートウェイとしての役割や受託ビジネス等の法人取引へもつながる発展性に着目し、クレジットカード事業をリテールビジネスの中核事業のひとつとして今まで以上に重視することとし、昨年4月以降、信販系カード会社のＣＦ及び流通系カード会社のＯＭＣカードと提携を行いました。
　　ＳＭＦＧグループは、圧倒的な顧客基盤と、銀行系／流通系／信販系の異なる強みを兼ね備えた新たな体制のもと、クレジットカード戦略に関する最適な経営体制、事業戦略のあり方について、既存の枠組みに囚われず幅広く検討を進めてきたものであります。

2．クレジットカード事業戦略の概要

　　ＣＦ、ＯＭＣカード及び三井住友カードは、本邦ナンバーワンのクレジットカード事業体の実現に向け、システム等インフラ面では「グループトータルでのスケールメリットの徹底追求」を推進するとともに、営業面では「各社の強みを活かしたトップラインシナジーの極大化」を図ってまいります。

（１）　ＣＦ、ＯＭＣカード及びクオークの合併によるグループ２社体制の確立

　　ＣＦ、ＯＭＣカード及び株式会社クオーク（代表取締役社長：仁瓶　眞平、以下「クオーク」）
は、本日、別途「株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社ク
オークの合併基本合意について」にてお知らせの通り、平成21年4月1日を目途に合併（以下、
「本合併」）することに基本合意いたしました（本合併後の会社を以下「合併会社」）。本合併に
より、ＳＭＦＧグループに三井住友カードと並ぶ業界最大手クラスのクレジットカード会社が誕生
するとともに、グループのクレジットカード事業は、強みの異なる三井住友カードと合併会社の２
社体制を中心とした枠組みに集約されることとなります。

　　三井住友カードは、既存のブランドイメージを維持しつつ、組織力、インフラ・ネットワークに
強みを有するフルラインのクレジットカード会社として事業を展開、一方、合併会社は、ＳＭＦＧ
グループとしての一体感を保ちつつ上場会社としての独立性を維持し、流通系、信販系として築き
あげてきた得意マーケットにおいて専門性と機動性を発揮、三井住友カードと並ぶＳＭＦＧグルー
プの中核会社として事業を展開してまいります。

　　共に国内最大級のスケールを持ちながらも持ち味が全く異なる両社が、グループの中でそれぞれ
の強みを維持するとともに一層の進化を図り、個人のお客様から法人のお客様まで幅広いニーズに
的確にお応えしてまいります。

　　また、合併会社のグループ中核会社としての位置付けを一層明確にするため、合併会社に対する
ＳＭＦＧグループの出資比率を40％台を目途として引き上げることを企図しており、今後具体的な
方法について検討を進めてまいります。なお、本合併は法令等の定めに応じ、株主総会決議による
承認、関係当局の許認可等が得られることや、必要な関係当事者の同意が得られることを条件に実
施します。

（２）　三井住友カードと合併会社との確固たる連携体制構築によるシナジー実現

①グループトータルでのスケールメリットの徹底追求

（ⅰ）システム

　　三井住友カード及び合併会社は、両社が保有するシステムを最終的に一体化してまいります。

　　このため、三井住友カード及び合併会社は、各社の強みを活かしつつ、スケールメリットを
最大限発揮できる最適なシステム構成について共同研究を行い、次期システムの共同開発を行
ってまいります。

　　＊現行システムについても、各社システムの有機的な連携を速やかに図ることとし、経済合理性等に配
　　　慮しつつ、可能な限り前倒しでシステムの一体化を推進。

（ⅱ）プロセシング業務

　　三井住友カード及び合併会社は、ローコストオペレーション実現のため、プロセシング業務
を最終的に一体化し、事務の平準化・標準化、次世代事務処理体制の構築に取り組んでまいり
ます。

　　・事務の平準化：各社の事務の繁忙閑差を利用した人員、設備の稼働率向上。
　　・事務の標準化：システム一体化への対応と平仄をとりつつ、入会、諸届け業務等の事務
　　　　　　　　　　フロー・プロセスを統一、事務の効率化を推進。
　　・次世代事務処理体制の構築：ＯＣＲ等のＩＴ化、オフショア化推進等。

（ⅲ）アクワイアリング業務

　アクワイアリング業務につきましては、既に国内最大手のアクワイアラーとしての強みを有する三井住友カードに業務を集約し、加盟店へのサービス向上と業務効率化を図ることとし、具体的には、加盟店精算業務、売上処理業務の集約をシステム一体化にあわせ段階的に行ってまいります。

②各社の強みを活かしたトップラインシナジーの極大化

（ⅰ）提携カード営業に関する『複合』連携体制の構築

　三井住友カードは、株式会社エヌ・ティ・ティ・ドコモと開発したiDに代表されるように、先端技術や高度なインフラ機能に強みがあり、合併会社は、流通系ならではの生活者の視点で培った独自の会員募集ノウハウやマーケティング力、信販業とリンケージしたきめ細かい営業体制といった強みがあります。
　この三井住友カードと合併会社が持つ強みの違いに着目し、各々固有の強みを活かせるマーケットに経営資源を重点的に投入、ＳＭＦＧグループ全体として高度化する提携先企業ニーズへの対応力を発展・進化させてまいります。
　また、両社の強みがオーバーラップする幅広いニーズを持つ提携先企業に対しては、両社の強みを融合、「銀行系／流通系／信販系」の枠を超えた総合的なサービス・機能を提供してまいります。

（ⅱ）受託ビジネスの拡大

　三井住友カードと合併会社は、受託ビジネスを注力事業の一つと位置づけ、各社の強みを活かしたベストミックスの体制を構築。グループベースでの受託拡大を図り、カード業界ナンバーワンの受託ビジネスを実現してまいります。

（ⅲ）その他トップライン強化に向けた幅広い共同体制の構築

　三井住友カードと合併会社は、先端技術の活用、ショッピングリボルビングを含むファイナンスの利用促進、メインカード化、小額決済市場や公金市場といったニューマーケット等への共同取組み、共同商品の開発、ノウハウ共有化等、幅広い分野で共同体制を構築してまいります。

③中間持株会社設立による連携体制構築

　三井住友カードと合併会社の連携を円滑に行うために、ＳＭＦＧは、関係当局の許認可等の取得を前提として、平成20年10月1日を目途に、ＳＭＦＧが完全親会社となる中間持株会社（以下「中間持株会社」）を設立いたします。ＳＭＦＧ及び三井住友銀行は、中間持株会社の設立と同時に、ＳＭＦＧもしくは三井住友銀行が保有するＣＦ、ＯＭＣカード、クオーク及び三井住友カードの株式全てを中間持株会社に移転する予定です。

　中間持株会社は、グループ統一的な戦略方針の策定を行い、ＣＦ、ＯＭＣカード、クオーク（平成21年4月以降は合併会社）と三井住友カードとの一体的な連携体制を構築、スケールメリットの徹底追求とトップラインシナジーの強化を図ってまいります。
　また、戦略の円滑な推進やノウハウの共有を図るため、中間持株会社に各社から人材を派遣するとともに、各社間で人材交流を進めてまいります。

（3）中期目標

　　以上のクレジットカード事業戦略推進により、平成２３年度の三井住友カード及び合併会社合算のショッピング取扱高は１２兆円（今年度見込み対比約７割増、マーケットシェア２０％超）、営業利益につきましては、トップラインシナジーによるショッピング収益の増加とコストシナジーの実現等により、今年度見込み対比約５００億円増益となる６００億円〜７００億円を目標といたします。

、（4）スケジュール（予定）

　　平成20年 9月　　（目途）　ＣＦ、ＯＭＣカード及びクオーク合併契約締結
　　平成20年10月　　（目途）　中間持株会社設立
　　平成21年 4月1日（目途）　ＣＦ、ＯＭＣカード及びクオーク合併

3．　今後の業績見通し

（1）　ＳＭＦＧ

　　本件に伴う平成 20 年 3 月期業績予想の修正はありません。

（2）　ＣＦ

　　本件に伴う平成 20 年 3 月期業績予想の修正はありません。

（3）　ＯＭＣカード

　　本件に伴う平成 20 年 2 月期業績予想の修正はありません。

(参考資料：クレジットカード事業戦略の全体イメージ)



＊提携カード営業に関する複合連携体制のイメージ



(a) 三井住友カードが強みを有するマーケット
電子マネー等の先端技術や柔軟性の高い高度なシステム
インフラを駆使した対応を要する提携先企業(決済高機能 ニーズ先)

(b) 合併会社が強みを有するマーケット
会員獲得から利用促進、販売促進まで支援するマーケティング
ニーズや、きめ細かい営業体制やネットワークによる支援ニーズの
ある提携先企業(マーケティング機能ニーズ先)

(c) 両社の強みがオーバーラップするマーケット

（参考資料：各社の概要）

○株式会社三井住友フィナンシャルグループの概要

商　　　　号	株式会社三井住友フィナンシャルグループ
主 な 事 業 内 容	銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務
設 立 年 月 日	平成 14 年 12 月 2 日
所　　在　　地	東京都千代田区有楽町一丁目 1 番 2 号
代　　表　　者	取締役社長　北山　禎介
資　　本　　金	1,420,877 百万円（平成 19 年 9 月 30 日現在）
従 業 員 数	46,442 名（連結）（平成 19 年 9 月 30 日現在）
大株主及び持分比率	日本トラスティ・サービス信託銀行株式会社（信託口）　　（5.64%） 日本マスタートラスト信託銀行株式会社（信託口）　　　（5.37%） ザ チェース マンハッタン バンク エヌエイ ロンドン　（2.66%） （平成 19 年 9 月 30 日現在）

○株式会社三井住友銀行の概要

商　　　　号	株式会社三井住友銀行
主 な 事 業 内 容	銀行業
設 立 年 月 日	平成 8 年 6 月 6 日
所　　在　　地	東京都千代田区有楽町一丁目 1 番 2 号
代　　表　　者	頭取　奥　正之
資　　本　　金	664,986 百万円（平成 19 年 9 月 30 日現在）
従 業 員 数	17,945 名（単体）（平成 19 年 9 月 30 日現在）
大株主及び持分比率	株式会社三井住友フィナンシャルグループ（100.00%） （平成 19 年 9 月 30 日現在）

○株式会社セントラルファイナンスの概要

商　　　　号	株式会社セントラルファイナンス
主 な 事 業 内 容	クレジットカード業務、ショッピングクレジット業務、融資業務、保証業務、集金代行業務
設 立 年 月 日	昭和 35 年 1 月 28 日
所　　在　　地	愛知県名古屋市中区錦三丁目 20 番 27 号
代　　表　　者	代表取締役社長　土川　立夫
資　　本　　金	23,254 百万円（平成 19 年 9 月 30 日現在）
従 業 員 数	2,415 名（連結）（平成 19 年 9 月 30 日現在）
大株主及び持分比率	株式会社三井住友銀行　　　　　　　　　　　（14.29%） 株式会社三井住友フィナンシャルグループ　　（8.78%） 三井物産株式会社　　　　　　　　　　　　　（8.78%） （平成 19 年 9 月 30 日現在）

6

○株式会社オーエムシーカードの概要

商　　　　　　　号	株式会社オーエムシーカード
主 な 事 業 内 容	クレジットカード業務
設 立 年 月 日	昭和25年9月11日
所　　在　　地	東京都港区港南二丁目16番4号
代　　表　　者	代表取締役会長兼最高経営責任者　舟橋　裕道
資　　本　　金	43,343百万円（平成19年8月31日現在）
従 業 員 数	1,296名（連結）（平成19年8月31日現在）
大株主及び持分比率	野村信託銀行株式会社（信託口）＊（27.44%） 株式会社ダイエー　　　　　　　　（20.60%） アコム株式会社　　　　　　　　　（15.02%） （平成19年8月31日現在）

＊ 野村信託銀行株式会社（信託口）の持株数58,633千株（持株比率27.44%相当）を信託財産
とする信託受益権は、三井住友銀行が保有しております。なお、本信託口は、平成20年2月
8 日をもって期日到来し、三井住友銀行が信託財産である当該株式を取得、OMCカードは、
SMFG及び三井住友銀行の持分法適用関連会社となっております。

○三井住友カード株式会社の概要

商　　　　　　　号	三井住友カード株式会社
主 な 事 業 内 容	クレジットカードに関する業務、ローン業務、保証業務、ギフトカード業務、その他付随業務
設 立 年 月 日	昭和42年12月26日
所　　在　　地	大阪府大阪市中央区今橋四丁目5番15号
代　　表　　者	代表取締役社長 月原　紘一
資　　本　　金	34,000百万円（平成19年9月30日現在）
従 業 員 数	1,997名(単体)（平成19年9月30日現在）
大株主及び持分比率	株式会社三井住友フィナンシャルグループ（66.0%） 株式会社エヌ・ティ・ティ・ドコモ　　（34.0%） （平成19年9月30日現在）

【ご参考】本件に関連する本日付公表のその他のリリース

・SMFG、三井住友銀行、CF、OMCカード、クオーク
「株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社クオークの合併基本合意について」

以　上

【本件に関するお問い合わせ先】
SMFG	広報部		03-5512-2679
三井住友銀行	広報部		03-5512-2679
CF	経営企画部	IR担当	052-203-1198
OMCカード	構造変革部	広報担当	03-6714-7723
三井住友カード	経営企画部	広報室	03-5470-7240

Sumitomo Mitsui Financial Group, Inc.
(Code: 8316)
Sumitomo Mitsui Banking Corporation
Central Finance Co., Ltd.
(Code: 8588)
OMC Card, Inc.
(Code: 8258)
Sumitomo Mitsui Card Co., Ltd.

Credit Card Business Strategy of Sumitomo Mitsui Financial Group

TOKYO, February 29, 2008 – Sumitomo Mitsui Financial Group, Inc. ("SMFG", President: Teisuke Kitayama), Sumitomo Mitsui Banking Corporation ("SMBC", President: Masayuki Oku), Central Finance Co., Ltd. ("CF", President & Representative Director: Tatsuo Tsuchikawa), OMC Card, Inc. ("OMC", President and COO: Shinji Ebata) and Sumitomo Mitsui Card Co., Ltd. ("SMCC", President: Koichi Tsukihara) today reached an agreement to "establish the number one credit card business entity in Japan" through a close partnership among CF, OMC, and SMCC, the key players of the credit card business of the Sumitomo Mitsui Financial Group, as follows:

1. Background

Along with changes in customer lifestyles and the diversification of the settlement market caused by an evolution of IT technologies, the Japanese credit card market has been steadily expanding, and further growth is expected amid the spread of new domains of settlement, including petty cash settlement. On the other hand, under the requirement for development of new technologies and services, such as electronic money, and for investment in systems that meet more deep, sophisticated and diversified customers' needs, and under the influence of the amendment to the Money Lending Business Law and the proposed revision to the Installment Sales Law, among other factors, the business environment surrounding the industry has been dramatically changing and has put the industry to a major turning point.

With these circumstances in mind, SMFG group took notice not only of the growth potential of the credit card business but also of its role as a gateway for integration of financial transactions by individuals as well as the business' evolutionary nature which may lead to development of the contracting business or other deals with corporations. Since April 2007, SMFG has formed an alliance with CF, a credit finance-related card issuer, and OMC, a credit card company affiliated with a retailer, having decided to focus more than ever on the credit card business as one of the core elements of the retail business.

Under a new platform equipped with an overwhelming customer base and diverse strengths of affiliation with banking, retail and credit sales businesses, SMFG group has conducted an extensive study on the best management structure and business strategy without being confined to the existing framework.

* As to the existing systems, the group will promptly build organic linkages between the parties' systems, and accelerate integration of the systems to a maximum extent, with consideration given to the economic rationality and other factors.

(ii) Processing operations

SMCC and the Merged Company will ultimately unify their processing operations to generate a low-cost operation. They will also strive for the streamlining and standardization of business processing as well as for the establishment of a next-generation business processing scheme.

- Streamlining of business: improvement of personnel and facilities operation rates, taking advantage of differences in the demands of each party's business schedule.
- Standardization of business: unification of the business flows and processes for admission of new card holders, various notifications etc., while ensuring consistency with the systems integration.
- Establishment of next-generation business processing: use of OCR and other IT devices, promotion of offshoring, etc.

(iii) Acquiring operations

The acquiring operations will be centralized in SMCC, which already demonstrates its strengths as one of the largest acquirers in Japan, in order to improve services provided to affiliated stores and the efficiency of the business. More specifically, settlement services for the affiliated stores and sales processing services will be centralized in stages, along with the system integration.

(II) Maximization of top-line synergy through the utilization of each party's strengths

(i) Establishment of "multiple" collaboration scheme for affiliated card marketing

SMCC has the advantage of cutting-edge technologies and advanced infrastructure functions, as typified by "iD" that was jointly developed with NTT DoCoMo, Inc. The Merged Company has strength in its unique know-how on cardholder solicitation and marketing power which was accumulated through its people-oriented philosophy characteristic of a retailer-affiliated company, as well as its detailed marketing systems linked with the credit sales business.

Taking notice of such differences in the strengths of SMCC and the Merged Company, we will invest the management resources intensively in the markets where each party can capitalize on its specific advantages, in order to develop the entire SMFG group's ability to meet the increasingly sophisticated needs of its business partners.

Furthermore, the group will offer general services and functions which combine both companies' strengths to its affiliated partners who have broad needs in the markets in which SMCC's and the Merged Company's strengths overlap, going beyond the framework of affiliation with "banking/ retail/credit sale" businesses.

(ii) Expansion of the contracting business

SMCC and the Merged Company will position the contracting business as one of their key businesses and seek to formulate a best mix of each party's strengths. We will pursue an expansion of the contracting on a group basis and strive for the status of being the number one contracting business in the credit card industry.

3

(3) OMC

There will be no revision to the business forecast for the fiscal year ending February 2008 in connection with this matter.

(Reference: Profiles of the Parties)

o Profile of Sumitomo Mitsui Financial Group, Inc.

Trade Name	Sumitomo Mitsui Financial Group, Inc.
Description of Principal Business	Management and administration of banks and other companies which it is permitted to hold as its subsidiaries under the Banking Law; and other businesses incidental to the foregoing.
Date of Incorporation	December 2, 2002
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Teisuke Kitayama, President
Amount of Capital	JPY 1,420,877 million (As of September 30, 2007)
Number of Employees	46,442 (Consolidated) (As of September 30, 2007)
Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (trust account) 5.64% The Master Trust Bank of Japan, Ltd. (trust account) 5.37% The Chase Manhattan Bank, N.A. London 2.66% (As of September 30, 2007)

o Profile of Sumitomo Mitsui Banking Corporation

Trade Name	Sumitomo Mitsui Banking Corporation
Description of Principal Business	Banking business
Date of Incorporation	June 6, 1996
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Masayuki Oku, President
Amount of Capital	JPY 664,986 million (As of September 30, 2007)
Number of Employees	17,945 (Non-Consolidated) (As of September 30, 2007)
Major Shareholders and Shareholding Ratio	Sumitomo Mitsui Financial Group, Inc. 100.00% (As of September 30, 2007)

o Profile of Central Finance Co., Ltd.

Trade Name	Central Finance Co., Ltd.
Description of Principal Business	Credit card business, shopping credit business, loan business, guarantee business, money collection agency business
Date of Incorporation	January 28, 1960
Location of Head Office	20-27, Nishiki 3-chome, Naka-ku, Nagoya-shi, Aichi
Name and Title of Representative	Tatsuo Tsuchikawa, President & Director
Amount of Capital	JPY 23,254 million (As of September 30, 2007)
Number of Employees	2,415 (Consolidated) (As of September 30, 2007)
Major Shareholders and Shareholding Ratio	Sumitomo Mitsui Banking Corporation 14.29% Sumitomo Mitsui Financial Group, Inc. 8.78% Mitsui & Co., Ltd. 8.78% (As of September 30, 2007)

7

[For Reference] Other Press Release Issued Today concerning this Matter:

· SMFG, SMBC, CF, OMC and QUOQ
  "Basic Agreement on Merger of Central Finance Co., Ltd., OMC Card, Inc. and QUOQ Inc."

END

各　位

平成 20 年 2 月 29 日

株式会社三井住友フィナンシャルグループ
（コード番号　8316）
株式会社三井住友銀行
株式会社セントラルファイナンス
（コード番号　8588）
株式会社オーエムシーカード
（コード番号　8258）
株 式 会 社 ク オ ー ク

<u>株式会社セントラルファイナンス、株式会社オーエムシーカード
及び株式会社クオークの合併基本合意について</u>

　　株式会社三井住友フィナンシャルグループ（取締役社長：北山　禎介、以下「SMFG」）、株式会社三井住友銀行（頭取：奥　正之、以下「三井住友銀行」）、株式会社セントラルファイナンス（代表取締役社長：土川　立夫、以下「CF」）、株式会社オーエムシーカード（代表取締役社長：江幡　真史、以下「OMCカード」）、株式会社クオーク（代表取締役社長：仁瓶　眞平、以下「クオーク」）は、CF、OMCカード及びクオークの合併（以下「本合併」といい、CF、OMCカード及びクオークによる合併会社を「合併会社」という）について以下の通り基本合意いたしましたので、お知らせいたします。

記

1．合併の目的

　　わが国のクレジットカード市場は着実な拡大を続けており、今後も小額決済を始めとする新たな決済領域の拡がりの中で、なお一層の成長が見込まれております。一方、電子マネーなどの新技術・新サービスの開発や顧客ニーズの深耕化・高度化・多様化に対応したシステム投資の必要性に加え、貸金業法の改正等により、業界を取り巻く経営環境が劇的に変化しており、業界は大きな転換期を迎えております。また、個品割賦事業についても、消費者保護強化の流れの中で割賦販売法の見直しが予定されており、新たなビジネスモデルの確立に向けて、事業の再構築が求められる状況にあります。

　　このような環境認識の下、CF、OMCカード及びクオークは、各社の顧客基盤、営業力、ノウハウ等を結集・融合、クレジットカード事業と個品割賦事業を核とし、専門性と機動性に溢れたわが国最大級のコンシューマーファイナンス会社を実現するために、合併することを基本合意いたしました。

　　CFは、中部圏を基盤に全国 47 都道府県にネットワークを有し、コンシューマーファイナンスの総合企業として、ショッピングクレジットやオートローンといった個品割賦事業を展開するとともに、CFカードや、鉄道、旅行、石油及び自動車関連、百貨店・ショッピングセンターといった多岐にわたる提携カード事業に強みを発揮していることに加え、大手総合商社の三井物産株式会社との戦略的提携を推進しております。

　　OMCカードは、小売業を起源としたクレジットカード会社として、生活者の視点で業界唯一の 15 分即時発行審査を展開し、高度なデータベースマーケティングを活用した業界最高水準のカード稼働率を誇るなど、独自の会員募集ノウハウやマーケティング力に強みがあり、トップクラスの利用率や募集力を有しています。

1

クオークは、信販業界でトップクラスの取扱量を誇るショッピングクレジットを中心に、業界最大規模の取扱実績がある集金代行業務や大量小口の売掛金・月謝等の債権を一括して買い取りする独自の小口債権買取スキーム等の事業を積極的に展開しています。

　　合併会社は、こうした各社の強みを更に発展・進化させ、ＳＭＦＧグループとしての一体感を保ちつつ上場会社としての経営の独立性を維持しながら、クレジットカードと個品割賦の事業シナジーを梃子に、生活者の視点で他社にはない特徴を持った独自のビジネスモデルを構築し、企業価値の最大化を目指してまいります。

　　なお、合併会社は、ＣＦの中核的な経営基盤が東海地区を中心に所在していることを踏まえ、引き続き東海地区を重要な経営基盤のひとつとして重視するとともに、ＳＭＦＧ及び三井住友銀行の東海地区における営業戦略と密接な連携を図ってまいります。

　　またＳＭＦＧ及び三井住友銀行は、本日別途公表した「三井住友フィナンシャルグループのクレジットカード事業戦略について」でお知らせしましたとおり、合併会社と三井住友カード株式会社（代表取締役社長：月原　紘一、以下「三井住友カード」）との緊密な連携体制の構築により、本邦ナンバーワンのクレジットカード事業体の実現を目指すこととし、本合併を支援してまいります。

２．　合併の概要

（１）合併期日　　平成 21 年 4 月 1 日（目途）

（２）存続会社　　適用される法手続き上の存続会社は、ＯＭＣカードといたします。

（３）本店所在地　登記上の本店所在地は、愛知県名古屋市中区錦三丁目 20 番 27 号といたします。

（４）その他

　　・商号、合併比率、資本金、代表者等合併の詳細については別途協議の上、平成 20 年 9 月に予定する合併契約締結までに決定いたします。

　　・組織上の本社機能については、名古屋及び東京に配置いたします。

　　・合併会社は東京証券取引所第一部及び名古屋証券取引所第一部の上場を維持する方針であり、このため存続会社となるＯＭＣカードは平成 21 年 2 月を目途に名古屋証券取引所第一部への上場を行う予定です。

　　・ＳＭＦＧ、三井住友銀行、ＣＦ、ＯＭＣカード及びクオークは、ＳＭＦＧグループによる合併会社への出資比率を 40％台を目途として引き上げることを企図しており、今後具体的な方法について検討を進めてまいります。

　　・本合併は、法令等の定めに応じ、株主総会決議による承認、関係当局の許認可等が得られることや、必要な関係当事者の同意が得られることを条件に実施します。

３．　今後の検討体制について

　　合併に向けた協議を円滑に進めるために、ＣＦ、ＯＭＣカード及びクオーク 3 社の経営トップを共同委員長とする「合併準備委員会」を設置いたします。「合併準備委員会」の下に、企画、財務、人事、システム等個別テーマ毎の分科会を設置し、ＳＭＦＧグループのクレジットカード戦略の推進とも連携をとりつつ準備を進めてまいります。

４．スケジュール（予定）

平成20年9月（目途）	合併契約締結
平成20年12月（目途）	合併契約承認株主総会（臨時）
平成21年2月（目途）	OMCカードによる名古屋証券取引所第一部への上場
平成21年4月1日（目途）	合併期日

５．今後の見通し

（1）　SMFG

　　本件に伴う平成20年3月期業績予想の修正はありません。

（2）　CF

　　本件に伴う平成20年3月期業績予想の修正はありません。

（3）　OMCカード

　　本件に伴う平成20年2月期業績予想の修正はありません。

6．合併当事会社３社の概要

	平成 19 年 8 月 31 日 現在	平成 19 年 9 月 30 日 現在	平成 19 年 9 月 30 日 現在
商　　　　　号	株式会社 オーエムシーカード （存続会社）	株式会社 セントラルファイナンス （消滅会社）	株式会社 クオーク （消滅会社）
事　業　内　容	クレジットカード業務	クレジットカード業務 ショッピングクレジット業務 融資業務 保証業務 集金代行業務	クレジットカード業務 ショッピングクレジット業務 融資業務 信用保証業務 集金代行業務
設　立　年　月　日	昭和 25 年 9 月 11 日	昭和 35 年 1 月 28 日	昭和 53 年 4 月 5 日
本　店　所　在　地	東京都港区 港南二丁目 16 番 4 号	愛知県名古屋市中区 錦三丁目 20 番 27 号	東京都港区 三田三丁目 5 番 27 号 住友不動産三田ツインビル西館
代表者の役職・氏名	代表取締役会長兼 最高経営責任者 舟橋　裕道	代表取締役社長 土川　立夫	代表取締役社長 仁瓶　眞平
資　　　本　　　金	43,343 百万円	23,254 百万円	4,750 百万円
発　行　済　株　式　数	213,682 千株	144,785 千株	2,400 千株
純　　　資　　　産	46,181 百万円 （連結）	69,877 百万円 （連結）	32,386 百万円 （単体）
総　　　資　　　産	585,211 百万円 （連結）	1,195,672 百万円 （連結）	865,952 百万円 （単体）
決　　　算　　　期	2 月末日	3 月末日	3 月末日
従　業　員　数	1,296 名（連結）	2,415 名（連結）	1,335 名（単体）
大株主及び持株比率	野村信託銀行株式会社（信託口）*1 （27.44%） 株式会社ダイエー （20.60%） アコム株式会社 （15.02%）	株式会社三井住友銀行 （14.29%） 株式会社三井住友フィナンシャルグループ （8.78%） 三井物産株式会社 （8.78%）	株式会社セントラルファイナンス （20.00%） 銀泉株式会社 （17.08%） 株式会社三井住友銀行 （11.00%）
主　要　取　引　銀　行	三井住友銀行	三井住友銀行	三井住友銀行
当事会社間の関係等	資　本　関　係	ＣＦはクオークの普通株式 480,000 株（発行済株式数の 20.0%）を保有しております。	
	人　的　関　係	ＣＦはクオークへ従業員 3 名を派遣しております。	
	取　引　関　係	ＣＦとＯＭＣカードは情報システムの災害対策として相互補完体制を構築しております。 ＯＭＣカードは、ＣＦから提携カード業務処理の一部を再受託しております。	
	関連当事者への該当状況	クオークは、ＣＦの関連会社であるため、関連当事者に該当いたします。	

*1 野村信託銀行株式会社（信託口）の持株数 58,633 千株（持株比率 27.44%相当）を信託財産とする信託受益権は、三井住友銀行が保有しております。なお、本信託口は、平成 20 年 2 月 8 日をもって期日到来し、三井住友銀行が信託財産である当該株式を取得、ＯＭＣカードは、ＳＭＦＧ及び三井住友銀行の持分法適用関連会社となっております。

7．合併当事会社3社の最近3決算期間の業績（百万円）

	OMCカード（連結）（存続会社）		
決　　算　　期	平成17年2月期	平成18年2月期	平成19年2月期
営　業　収　益	139,178	145,989	155,383
営　業　利　益	27,739	34,886	32,740
経　常　利　益	27,900	35,572	33,292
当　期　純　利　益	15,823	18,363	13,944
1株当たり当期純利益	74.25円	85.89円	65.92円
1株当たり年間配当金	10.0円	17.5円	20.0円
1 株 当 た り 純 資 産	264.27円	312.20円	357.57円

	CF（連結）（消滅会社）		
決　　算　　期	平成17年3月期	平成18年3月期	平成19年3月期
営　業　収　益	98,731	106,178	106,425
営　業　利　益	4,527	12,871	8,491
経　常　利　益	5,021	13,402	8,888
当　期　純　利　益	3,205	303	1,837
1株当たり当期純利益	32.97円	3.02円	19.12円
1株当たり年間配当金	7.0円	7.0円	9.0円
1 株 当 た り 純 資 産	556.61円	582.77円	531.64円

	クオーク（単体）（消滅会社）		
決　　算　　期	平成17年3月期	平成18年3月期	平成19年3月期
営　業　収　益	72,803	67,319	62,109
営　業　利　益	1,769	2,066	627
経　常　利　益	2,096	2,456	1,069
当　期　純　利　益	1,382	2,480	▲21,562
1株当たり当期純利益	719.82円	1,291.82円	▲11,230.25円
1株当たり年間配当金	50.0円	50.0円	50.0円
1 株 当 た り 純 資 産	21,208.33円	25,283.35円	13,057.67円

5

	㈱セントラルファイナンス		㈱オーエムシーカード		㈱クオーク
	Central finance"ing" 戦略的提携の推進		For The Customers		お客さまの理想を実現するよきパートナー

㈱セントラルファイナンス	㈱オーエムシーカード	㈱クオーク
➢ 中部圏（名古屋）を基盤 ➢ 全国47都道府県の営業網 ➢ CFカード、鉄道・旅行・石油、自動車業界との提携カード等、豊富な品揃え ➢ 三井物産との戦略的提携	➢ 15分即時発行審査 ➢ 高度なデータベースマーケティングを利用した業界最高水準のカード稼働率 ➢ 独自の会員募集ノウハウやマーケティング力	➢ 業界トップクラスの個品割賦取扱高 ➢ 集金代行業務、独自の小口債権買取スキーム等、法人向け決済ソリューション

カード会員数（ローンカード会員を含む07年度中間期末会員数）

913万人	928万人	356万人

カード取扱高（06年度実績）

6,652億円 （カード事業に関わる保証含み：1兆343億円）	1兆5,904億円	1,004億円

クレジット・オートローン取扱高（06年度実績）

5,382億円	5億円	6,121億円

カード事業・個品割賦事業ともに業界トップクラスの実容、集金代行等法人向けソリューションにも強みを有する

『わが国最大級のコンシューマーファイナンス会社』の誕生

カード会員数 ： 2,197万人

カード取扱高 ：2兆3,560億円

クレジット・オートローン取扱高 ：1兆1,508億円

成長戦略
MSPIによる会員拡大
カードと個品のリンケージ
海外展開

競争優位
生活者視点のマーケティング
個人・法人双方へのサービス提供
ビジネスボリューム
中部圏企業との紐帯

SMFGカード戦略
三井住友カードとの連携による
スケールメリット追求
トップラインシナジー極大化

企業価値最大化

【ご参考】本件に関連する本日付公表のその他のリリース

・SMFG、三井住友銀行、CF、OMCカード、三井住友カード
　「三井住友フィナンシャルグループのクレジットカード事業戦略について」

以　上

【本件に関するお問い合わせ先】

SMFG	広報部		03-5512-2679
三井住友銀行	広報部		03-5512-2679
CF	経営企画部	IR担当	052-203-1198
OMCカード	構造変革部	広報担当	03-6714-7723
クオーク	企画部		03-6722-9263

Sumitomo Mitsui Financial Group, Inc.
(Code: 8316)
Sumitomo Mitsui Banking Corporation
Central Finance Co., Ltd.
(Code: 8588)
OMC Card, Inc.
(Code: 8258)
QUOQ Inc.

.

Basic Agreement on Merger
of Central Finance Co., Ltd., OMC Card, Inc., and QUOQ Inc.

TOKYO, February 29, 2008 – Sumitomo Mitsui Financial Group, Inc. ("SMFG", President: Teisuke Kitayama), Sumitomo Mitsui Banking Corporation ("SMBC", President: Masayuki Oku), Central Finance Co., Ltd. ("CF", President & Representative Director: Tatsuo Tsuchikawa), OMC Card, Inc. ("OMC", President and COO: Shinji Ebata) and QUOQ Inc. ("QUOQ", President: Shinpei Nihei) reached a basic agreement on the merger of CF, OMC and QUOQ (hereinafter the "Merger," and the company formed by the merger of CF, OMC, and QUOQ shall be referred to as the "Merged Company").

1. Objectives of the Merger

The Japanese credit card market has been steadily expanding and further growth is expected amid the spread of new domains of settlement, including petty cash settlement. On the other hand, under the requirement for development of new technologies and services, such as electronic money, and for investment in systems that meet more deep, sophisticated and diversified customers' needs, and under the influence of the amendment to the Money Lending Business Law, among other factors, the business environment surrounding the industry has been dramatically changing, putting the industry at a major turning point. Furthermore, in view of the proposed revision to the Installment Sales Law to reflect the trend of increasing consumer protection, the installment credit business also requires restructuring to establish a new business model.

With these circumstances in mind, CF, OMC and QUOQ have basically agreed to merge in order to bring into existence one of the largest consumer finance companies in Japan that is focused on the credit card and installment credit businesses. It will be equipped with expertise and agility through the combination and integration of the customer bases, sales power, know-how and other assets of each company.

CF, based in the Chubu area, has a nationwide network which covers all of Japan's 47 prefectures. As a general consumer finance company, CF has also long developed shopping credit, automobile loans and other installment credit businesses, and has a strength in the CF cards and the businesses associated with credit cards affiliated/co-branded with various partners including railway companies, travel agencies, oil companies, automobile-related industries and department stores as well as shopping centers. CF also promotes its strategic alliance with Mitsui & Co., Ltd., a major general trading firm.

OMC, as a credit card company with its origin in retail business, has worked on the 15-minute immediate card issuance screening, the only service in the industry, through the viewpoint of a citizen who lives an ordinary life. In addition, OMC has recorded best-in-industry card utilization rates by the use of advanced database marketing. With the advantage of such unique know-how

- The confirmation of the Merger is subject to approval by resolutions of the general meetings of the shareholders, the permissions, authorizations, etc. of the relevant authorities as required by law, and the necessary consent of related parties.

3. Framework for Deliberation on Matters to Come

For the purpose of expediting the consultation process towards the merger, the parties will establish a "merger preparatory committee" jointly chaired by the top management of CF, OMC and QUOQ. The "merger preparatory committee" and its subcommittees specialized in such areas as planning, finance, personnel and systems will proceed with the preparations in coordination with promotion of the SMFG group's credit card strategy.

4. Proposed Schedule

September 2008 (target)	Execution of the merger agreement
December 2008 (target)	Extraordinary meetings of shareholders for approval of the merger agreement
February 2009 (target)	Listing of OMC on the First Section of the Nagoya Stock Exchange
April 1, 2009 (target)	Closing date of the Merger

5. Business Forecasts

(1) SMFG

. There will be no revision to the business forecast for the fiscal year ending March 2008 in connection with this matter.

(2) CF

Theré will be no revision to the business forecast for the fiscal year ending March 2008 in connection with this matter.

(3) OMC

There will be no revision to the business forecast for the fiscal year ending February 2008 in connection with this matter.

6. Corporate Profile of the Three Companies to be Merged

	As of August 31, 2007	As of September 30, 2007	As of September 30, 2007
Trade Name	OMC Card, Inc. (Surviving Company)	Central Finance Co., Ltd. (Dissolved Company)	QUOQ Inc. (Dissolved Company)
Description of Business	Credit card business	Credit card business Shopping credit business Loan business Guarantee business Money collection agency business	Credit card business Shopping credit business Loan business Credit guarantee business Money collection agency business
Date of Incorporation	September 11, 1950	January 28, 1960	April 5, 1978
Location of Head Office	16-4, Konan 2-chome, Minato-ku, Tokyo	20-27, Nishiki 3-chome, Naka-ku, Nagoya-shi, Aichi	Sumitomo Fudosan Mita Twin Buildings West Hall, 5-27, Mita

7. Business Results of the Three Companies to be Merged for the Latest Three Fiscal Years

	OMC (Consolidated) (Surviving Company)		
Fiscal Year Ended	February 2005	February 2006	February 2007
Operating Income (JPY Million)	139,178	145,989	155,383
Operating Profit (JPY Million)	27,739	34,886	32,740
Recurring Profit (JPY Million)	27,900	35,572	33,292
Net Profit/Loss (JPY Million)	15,823	18,363	13,944
Net Profit/Loss per Share (JPY)	74.25	85.89	65.92
Annual Dividend per Share (JPY)	10.0	17.5	20.0
Net Assets per Share (JPY)	264.27	312.20	357.57

	CF (Consolidated) (Dissolved Company)		
Fiscal Year Ended	March 2005	March 2006	March 2007
Operating Income (JPY Million)	98,731	106,178	106,425
Operating Profit (JPY Million)	4,527	12,871	8,491
Recurring Profit (JPY Million)	5,021	13,402	8,888
Net Profit/Loss (JPY Million)	3,205	303	1,837
Net Profit/Loss per Share (JPY)	32.97	3.02	19.12
Annual Dividend per Share (JPY)	7.0	7.0	9.0
Net Assets per Share (JPY)	556.61	582.77	531.64

	QUOQ (Non-Consolidated) (Dissolved Company)		
Fiscal Year Ended	March 2005	March 2006	March 2007
Operating Income (JPY Million)	72,803	67,319	62,109
Operating Profit (JPY Million)	1,769	2,066	627
Recurring Profit (JPY Million)	2,096	2,456	1,069
Net Profit/Loss (JPY Million)	1,382	2,480	(21,562)
Net Profit/Loss per Share (JPY)	719.82	1,291.82	(11,230.25)
Annual Dividend per Share (JPY)	50.0	50.0	50.0
Net Assets per Share (JPY)	21,208.33	25,283.35	13,057.67

5

[For Reference] Other Press Release Issued Today concerning this Matter:

SMFG, SMBC, CF, OMC and SMCC
"Credit Card Business Strategy of Sumitomo Mitsui Financial Group"

END

平成 20 年 3 月 26 日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 ８３１６）

代表取締役異動のお知らせ

当社の代表取締役の異動が下記のとおり内定しましたので、お知らせいたします。

記

	（新）	（現）		
4 月 1 日付				
	取締役	取締役副社長（代表取締役）	西山	茂
6 月 27 日付				
	専務取締役（代表取締役）	（株）三井住友銀行	西尾	弘樹
		取締役兼専務執行役員		

なお、西山茂は、6 月 27 日付でホウライ（株）顧問に就任の予定です。

以　　上

<u>Notice regarding Change of Representative Directors</u>

TOKYO, March 26, 2008 --- Sumitomo Mitsui Financial Group, Inc. announces today the following changes of directors.

Date	Post to be appointed	Current post	Name
April 1, 2008	Sumitomo Mitsui Financial Group, Inc. Director	Sumitomo Mitsui Financial Group, Inc. Deputy President (Representative Director)	Shigeru Nishiyama
June 27, 2008	Sumitomo Mitsui Financial Group, Inc. Senior Managing Director (Representative Director)	Sumitomo Mitsui Banking Corporation Senior Managing Director	Hiroki Nishio

Shigeru Nishiyama will be appointed as Advisor of HORAI Co., Ltd. on June 27, 2008.



SMFG SUMITOMO MITSUI
FINANCIAL GROUP

FISCAL YEAR 2007 INTERIM FINANCIAL REPORT

APRIL 1 — SEPTEMBER 30, 2007

SUMITOMO MITSUI FINANCIAL GROUP
SUMITOMO MITSUI BANKING CORPORATION

Aiming to become a globally competitive financial
services group with the highest trust

LEAD THE VALUE

We are a group of highly qualified professionals

that can provide truly valuable financial services to our customers.

Each of us thinks and acts with pride as experts in each business area

in order to LEAD the competition in creating and delivering

customer VALUE in a continually changing business environment.



These activities are supported by our three core strengths:



Spirit of Innovation

We LEAD the market by
providing innovative,
globally competitive services
that meet customer needs.

Speed

We LEAD the pace by
providing our customers
with desirable services in a
timely manner with speed
and determination.

Solution & Execution

We LEAD the business by using all
the knowledge and experiences of
our group to solve the issues of
our customers, whether individuals
or corporates, identified through
a deep understanding of their
needs and financial
situations.

We create new VALUE by forming teams of

specialists in various fields and providing optimal services to

our customers through two-way communication.

As a result, we will be selected as a truly trusted partner.

CONTENTS

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this report: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
   1-2, Yurakucho 1-chome, Chiyoda-ku,
   Tokyo 100-0006, Japan
   TEL: +81-3-5512-3411

Sumitomo Mitsui Banking Corporation
Public Relations Department
   1-2, Yurakucho 1-chome, Chiyoda-ku,
   Tokyo 100-0006, Japan
   TEL: +81-3-3501-1111   February 2008

Message from the Management

On behalf of all the management and staff of the Sumitomo Mitsui Financial Group, we would like to thank you for your continued interest in and support for SMFG. Hereunder, we outline the Group's business performance in the first half of fiscal 2007, and provide an explanation of the measures being taken in the second half of the fiscal year, as well as our policies for the future.

Fiscal 2007 First-Half Highlights

At the start of fiscal 2007 SMFG launched a medium-term management plan — under the name of LEAD THE VALUE — covering the fiscal 2007-2009 three-year period. Under this plan, we have placed priority on business operations in seven fields we believe to possess significant growth potential, i.e. financial consulting for individuals, solution providing for corporations, focused business areas in global markets, payment and settlement services and consumer finance, investment banking and trust business, proprietary investment, and credit derivatives, trading & distribution. We believe that this focused priority policy will enable us to build the foundations of a corporate group capable of long-term sustainable growth.

Looking at the business performance of the Group over the first half of fiscal 2007, our principal subsidiary SMBC recorded an increase in banking profit, thanks to improved gains on sale of bonds, particularly JGBs, as well as a widening of the loan to deposit spread. Conversely, increased credit costs and the posting of an impairment loss on shareholdings led to a year-on-year decline in ordinary profit. As a result, SMFG recorded an ordinary profit of ¥353.2 billion on a consolidated basis, down ¥3.9 billion



Teisuke Kitayama
President

Sumitomo Mitsui
Financial Group, Inc.

year-on-year, and posted a ¥73.1 billion decrease in net income for the six-month period, at ¥170.5 billion.

Plans for the Future

Priority on targeted growth business areas

In the allocation of management resources, we will continue to place priority on growth business areas.

In consumer banking, SMBC will introduce more advanced financial consulting techniques so as to be able to offer one-stop "total consulting" services to meet the diverse needs of today's customers. Specifically, we will improve the quality of our lineup of existing services such as investment trusts, personal pension plans, and a discretionary asset management service offered by SMBC Friend Securities. In addition, we aim to continue expanding our lineup with the addition of new service categories that have recently been deregulated and which we commenced in December 2007, such as whole life and time insurance, medical insurance, and a wide variety of other new insurance packages. We will also continue to expand our network of branches and increase the number of qualified financial consultants in our workforce.

In the field of consumer finance services, including payment and settlement, in the reporting six-month period the Group reached basic agreements to form strategic alliances with both Central Finance and OMC Card. We aim to become the No. 1 credit card business group in Japan by leveraging the expertise, customer base, business network, and brand image of each of our alliance partners, including our subsidiaries Sumitomo Mitsui Card and QUOQ, and by offering superior financial products and services that fully meet customers' needs.

We will continue to promote our business collaboration with the consumer loan company Promise, including the installation of more automatic contract machines in the branches of SMBC, which will enable us to provide consumer loans to meet customers' various lifestyle-related needs, taking the repayment capability of borrowers carefully into consideration.

For our corporate customers, we are taking steps to further expand SMBC's solution providing business. Specifically, making full use of the Private Advisory Department set up in April 2007, SMBC will further strengthen its coverage in business areas where the needs of individual customers and corporate customers overlap, such as business succession consulting, private banking, and workplace banking. We are also working to enhance our activities in the fields of venture business incubation, as well as transactions with public bodies, semigovernmental corporations, and local financial institutions, and in environmental project financing.

We intend to further strengthen our capabilities in the field of investment banking, which includes various products such as syndicated loans and structured finance, as well as financial solutions to clients' managerial issues, notably business expansion and reorganization through M&A. This will be achieved through initiatives by the Corporate Advisory Division within SMBC, as well as through collaboration between SMBC and Daiwa Securities SMBC. SMFG also aims to further promote the group-wide provision of solutions. For example, a wide selection of leasing and auto-leasing services will be offered by two new companies established in October 2007 under a strategic alliance between SMFG and the Sumitomo Corporation Group — Sumitomo Mitsui Finance and Leasing, and Sumitomo Mitsui Auto Service. JRI Solutions, our knowledge engineering group company, will offer IT system development and operations services in addition to IT consulting.

Preparing for sustainable growth

SMFG continues to work to build the foundations of a corporate group capable of long-term sustainable growth.

Specifically, we are enhancing our legal compliance, for example, by strengthening our protection of customers in line with the provisions of the Financial Instruments and Exchange Law, which came into force in September 2007. We are also stepping up our proactive compliance with laws and government initiatives in overseas operations to prevent money laundering.

SMFG is also actively hiring more highly qualified professionals in investment banking and other growth areas, as well as in specific business fields in the global market. Other initiatives taken by SMFG include modernizing our infrastructure by upgrading our IT hardware and software, and by renovating many of our branch facilities; introducing more sophisticated ALM and risk management systems; and implementing a range of measures aimed at improving customer satisfaction.

For the fiscal 2007 full term, on a consolidated basis, SMFG forecasts ordinary profit of ¥940 billion, an increase of ¥140 billion over the previous term, and net income of ¥570 billion for an increase of ¥130 billion.

In line with our policy of increasing return to shareholders, at the present time we intend to pay an annual dividend per common share of ¥10,000, which would represent an increase of ¥3,000 per share over the dividend paid for the previous term. Half of this figure has already been paid as interim dividend. We will continue to actively examine our options for strengthening shareholder return, in reflection of the steady progress we expect to make in attaining the targets set under our current medium-term management plan.

By the means described above, we expect to move closer to achieving the goals of our medium-term management plan and fulfilling our obligations to our stakeholders. It is our sincere hope that you will give SMFG even stronger support and encouragement in the years to come.

February 2008

Teisuke Kitayama
President

Sumitomo Mitsui
Financial Group, Inc.

Masayuki Oku
President

Sumitomo Mitsui
Banking Corporation



Masayuki Oku
President
Sumitomo Mitsui
Banking Corporation

Business Overview

■ Consumer Banking

The member companies of SMFG are working together to enhance their consumer financial services.

At SMBC, we are working to make SMFG into the No. 1 group in the field of consumer financial services by offering services that address specific customer needs. Specifically, we are leveraging our capabilities to develop outstanding products and services, our consulting abilities—provided by staff with high-level expertise—and our area marketing approach to provide superior financial services to our customers. Pension-type insurance sales in the first half of fiscal 2007 amounted to ¥210.9 billion. Sales of foreign bonds came to ¥50.8 billion. As of September 30, 2007, the outstanding balance of investment trusts under management was ¥3,622.6 billion, and that of housing loans was ¥13,507.3 billion. These achievements underscore the popularity of our services.

In December 2005, we commenced the sale of a new single-premium whole life insurance product, and by the end of September 2007 sales amounted to ¥102.0 billion.

Financial Consulting Business

We introduced new investment trust and life insurance products into our lineup in the first half of fiscal 2007, and in December 2007 we took advantage of the complete deregulation of the over-the-counter sale by banks of insurance products to further expand the number of life insurance products we handle.

In the loan business, our mortgage loan product with insurance that covers the outstanding loan balance for borrowers in the event of cancer, a stroke or a heart attack (the three major causes of death in Japan), proved to be very popular. First offered in October 2005, this innovative product received the Nikkei Financial Daily Award for Excellence of the 2006 Nikkei Superior Products and Services Awards. The aggregate loan contract amount for this product reached ¥490 billion at the end of September 2007.

SMBC continued to open new business premises where individuals can receive advice on personal asset management or loans. As of September 2007, there were 66 SMBC Consulting Plazas, which are open on weekends and national holidays as well as evenings on weekdays, and 22 SMBC Consulting Offices, which offer the same services but on a smaller scale. In addition, we opened new branches in Higashi-Totsuka and Ichikawa in April and November 2007, respectively. We remain firmly committed to making our network of consulting services even more convenient and easily accessible to our customers.



Loan product poster



三井住友銀行とドコモで
もっと便利な
モバイルバンキングへ

Electric settlement service poster

Settlement Business

With effect from September 2007 we expanded the points-exchange menu available in our *SMBC First Pack* (a package of online banking and credit card services), which we have positioned as a key product for various settlement-related services. We also made this product more attractive by enabling holders of Mitsui Sumitomo cards to apply for our *First Pack* service without having to cancel their existing credit card contracts.

The *Mitsui Sumitomo Card iD®* service (an electronic settlement service utilizing NTT DoCoMo's *Mobile Wallet®*), was launched in December 2005. As of the end of September 2007, this business had grown to about 440,000 subscribers and a network of about 180,000 dedicated terminals located in retail outlets that accept bill payments via the *iD®* service. Sumitomo Mitsui Card will continue to fully leverage the know-how it has accumulated through its business as a comprehensive provider of credit card services to create a settlement system capable of handling both small and large amounts, and thereby enhance our service for settlement system users.

In May 2007, SMBC began offering its customers balance inquiry, payment & withdrawal inquiry, and bank transfer functions via the iAppli mobile banking platform developed by NTT DoCoMo. Then, in October we installed our own ATMs and "Bank TV" consulting booths at three DoCoMo Shops (NTT DoCoMo's chain of service outlets).

We are continuously working to upgrade the features of our popular online service "*One's Direct*" by expanding the service menu, thus enhancing customer convenience. This remote banking service was ranked as the industry leader for six consecutive years in the Internet Banking Services ranking by Gomez, Inc., a leading Internet performance rating company. The number of subscribers to *One's Direct* exceeded 8 million as of October 2007.

That same month, SMBC reduced the fees charged for the use of certain services via its ATMs. Fees were terminated on the use of ATMs at SMBC offices as well as for use of our @BANK online service outside normal operating hours on weekdays (for customers with at least ¥100,000 in their deposit accounts—see poster below). Fees were also ended for the use of Japan Post Bank, and JR East Japan ATMs, as were withdrawal fees for card loans. In these ways, we are making efforts to improve customer convenience.



Consumer Finance Business

The consumer finance business launched in April 2005 through the strategic alliance of Promise, At-Loan (an SMBC-Promise joint venture) and SMBC operates through a network of 631 automatic contract machines (ACMs), and the combined balance of loans totaled ¥309.8 billion at the end of September 2007.

Topics

Insurance Agency Business by Banks Fully Deregulated
SMBC responded to the complete deregulation of the sale of insurance products by banks (as agents for the insurance companies) by seeing this as an opportunity to expand its consulting business. Moreover, as part of its plan to become a total consulting enterprise capable of offering "one-stop financial services," SMBC began handling a greatly expanded lineup of life insurance policies from December 22, 2007. Specifically, sixteen new personal insurance products (provided by six insurance companies) are now being handled, including such categories as ordinary life insurance policies, term life insurance, general medical insurance, cancer insurance, and unlimited nursing care insurance.

Initially, the products will be sold at 86 offices to which staff experienced in insurance have been assigned.

The bank plans to gradually increase the number of offices handling this business, beginning within the next fiscal year.

Improving Services in the Tokai Region
SMBC is in the process of expanding its network of branches in the Tokai Region, principally in Aichi Prefecture, to realize a further improvement of its services to customers in that part of Japan.

Specific plans include a swift and dramatic enhancement of the consulting services for individuals provided by SMBC in the Tokai region. The bank also plans to set up exclusive business offices catering to high net worth individuals. In addition, the bank is considering plans to set up dedicated offices to cater to the demand for financing construction of new rental apartment buildings or condominium buildings (including demolition of superannuated buildings and construction of new buildings on the same site), or for the purchase of such properties. These are just some of the ways in which we are working to ensure the quality of our consultation services relating to personal asset management and fund procurement.

SMBC is also planning an extensive renovation of its existing branches to offer an even more pleasant atmosphere in which to provide consulting services. SMBC plans to design consulting areas where its customers can receive high-quality advice on asset management and loans.

Enhancing Collaboration with Non-Financial Enterprises
In addition to offering settlement and other financial services, which provide the basic infrastructure underpinning people's day-to-day lives, SMFG is also working to strengthen its business collaboration with companies in other lifestyle-related fields. One notable example is our tieup with the security services company Secom Co., Ltd., under which we offer a discount on the use of our safe-deposit boxes to customers who have signed security contacts with Secom. In return, our own customers are able to take advantage of Secom's security services under favorable contractual conditions. This is just one of the ways in which we plan, increasingly from here onward, to search for products that will provide extra value to our customers.

■ Corporate Banking

Enhancing Services for Listed Companies
Corporate Advisory Division

SMBC established its Corporate Advisory Division in early fiscal 2006 for the purpose of enhancing relationships with companies both listed and non-listed. The division has industry-specific groups that collect knowledge and information concerning their respective industries. The division takes advantage of collaboration with many partners: the business offices of the Middle Market Banking Unit and Corporate Banking Unit; the Investment Banking Unit, research departments and other SMBC divisions; and Daiwa Securities SMBC and other SMFG companies. These resources enable the Corporate Advisory Division to meet needs involving customers' diverse management issues.

The Corporate Advisory Division has made effective use of its ability to conduct an exhaustive analysis of customer management issues and actively proposes tailored solutions drawn up in collaboration with Group companies. Now, 18 months after its creation, it has accumulated a track record of over 2,000 projects, including M&As, capital-strengthening measures for heading off hostile takeovers, and balance sheet management. This track record has resulted in a solid earnings performance. The Corporate Advisory Division will continue to concentrate on offering customers many types of proposals. Furthermore, the division plans to reinforce its ability to supply comprehensive solutions to customers' management issues.

Projects by category*



- Others
- Balance sheet management
- Fund procurement
- M&As and alliances
- Capital management

*As of September 2007

Upgrading Services for Midsized Companies and SMEs

SMBC offers a diverse lineup of services targeting midsized companies and small and medium-sized enterprises (SMEs).

Recognizing the strong demand among SMEs for unsecured loans, SMBC became a trendsetter among Japanese banks by developing the *Business Select Loan*, which requires no third-party guarantee. In addition to the *Business Select Loan*, the *Wide Support Loan* was included in the lineup as a loan product requiring collateral in September 2007. The conditions on this product differ according to the nature of the real estate put up as collateral, and it aptly meets the needs of customers wishing to use their real estate holdings to raise funds..

In November 2007, we began offering *Asset Value*, a loan secured with movable equipment. We offer *Asset Value* loans through collaborative arrangements with a leasing company, accepting as collateral such movable assets as machine tools and construction machinery. This loan product is an effective tool for customers to procure funds necessary for their capital investment strategies.

In addition, in September 2007 we upgraded our free Business Information Service, which was originally launched



Business Select Loan poster



Wide Support Loan poster



Asset Value loan product poster

in November 2006. We expanded the range of information supplied to customers and started sending bulletins on a weekly basis, as opposed to periodic announcements. This service, which is now used by more than 10,000 companies, is just one example of our many value-added services that go beyond the simple provision of loans.

Environmental Business Activities

SMBC began offering the *SMBC-Eco Loan* in February 2006. The loan features preferential interest rates for midsize companies and SMEs with a strong commitment to the environment. In January 2007, the eligibility for the loan was extended to companies that were already using *Business Select Loans* and also to companies that had received environmental certifications from local governments and other organizations. With a wider range of customers, SMBC had extended a total of about ¥20 billion of *SMBC-Eco Loans* by the end of September 2007.

In 2007, SMBC once again sponsored, jointly with the Ministry of the Environment and others, an environmental preservation contest under the name of *eco japan cup 2007* for venture businesses in environment-related fields. In October 2007, for the second year in a row, SMBC held a business matching event in Osaka called the Environmental Business Networking Event. SMBC remains dedicated to assisting customers' environmental activities in a variety of ways.



Poster advertising the *Eco Loan*, for environmentally aware companies



Poster advertising the *eco japan cup 2007*

Topics

IPO Consulting Services

SMBC Consulting Co., Ltd., a subsidiary of SMBC, has concluded a business tieup agreement with a number of specialist IPO consulting enterprises, and began offering services to companies wishing to go public in August 2007. In one such service—the IPO Preparation Plan—the staff (principally CPAs) of specialist IPO companies collaborating with SMBC Consulting visit the customer companies, which are mainly members of the IPO Business Club operated by SMBC Consulting. They identify issues that need to be addressed prior to application for an IPO, and speedily propose simple and inexpensive solutions. The IPO Advisory Plan, a supplementary service, proposes individually-tailored and detailed solutions to the issues identified by the IPO Preparation Plan.

Through these services, SMBC Consulting accurately meets the needs of business enterprises wishing to list their shares on the stock market.

IPO Preparation Plan

Contents of an IPO preparation report

❶ Projections of company's growth potential and business performance
❷ Analysis of corporate governance structure and operational methods
❸ Data on significant stakeholders and affiliated companies
❹ Degree of transparency in disclosure of business activities
❺ Method of capital procurement
❻ Scheduled procedures in preparation for IPO

Start IPO preparatory work

IPO Advisory Plan

Main Consulting Services

• for drawing up business plans
• for drafting capital procurement policy
• for projecting likely share price
• Financial analysis
• for drafting in-house regulations
• for creating cost calculation system
• for completing IPO application forms

■ Targeting Issues Involving Companies and Individuals



Financial consulting for individuals	Solution providing for corporations	Investment banking services
Established April 2007		Established April 2006
Private Advisory Department		Corporate Advisory Division
Targets fields where needs of individuals and companies overlap		Promoting solution providing for management tasks of corporate clients
(Private banking)		(M&As)
(Workplace banking)		(Fund raising)
(Business succession consulting)		(Capital management)

Private Advisory Department

SMBC established its Private Advisory Department in April 2007. It targets growing business opportunities in private banking services, assistance in securing and retaining human resources, and business succession advisory services for retiring SME owners in Japan. These three trends accompany the emergence of a class of wealthy entrepreneurs, and the ongoing retirement of the baby boomer generation with the resultant difficulty companies are now experiencing in hiring qualified new employees against the backdrop of the dearth of young job seekers.

At its offices in Tokyo and Osaka, SMBC's Private Advisory Department deploys some 150 specialist staff, including consultants in such fields as personalized asset management, human resources strategy consulting, advice on the design of employee benefits and pension programs, business succession plans, and related asset inheritance plans.

The Private Advisory Department works closely with other SMBC departments and companies under the umbrella of SMFG, aiming to provide corporate customers with even more effective services by optimally combining their differing areas of expertise to create new business processes.

○ In the Department's private banking business, during the six-month reporting period, the lineup of financial products targeted at high net worth individuals was enhanced by the addition of four new investment vehicles featuring alternative assets such as commodities. To enable the staff at SMBC branches to propose sophisticated and highly effective solutions to customers' asset investment needs, they are assisted by head office specialist staff at our regional corporate banking divisions, which have supervisory authority over all branches within their own region.

○ The Corporate Employees Business provides support for the discovery and application of new solutions to corporate clients' personnel-related issues that go beyond traditional banking services. The Department employs seminars to help clients identify the issues they need to address prior to the creation of employee benefit programs that will enable them to retain the qualified staff they need. The department also offers consulting services to help them select the optimum solutions, including referral to welfare agencies. In the field of defined-contribution pension plans, SMBC has increased its investment in the pension fund management company Japan Pension Navigator Co., Ltd. to upgrade the company's services.

○ A large number of customers have come to us for advice on matters relating to business succession. In these cases, we carefully take into account not only the situations of individual business owners, but also those of their family, the intended successor, and of the business itself. We propose detailed, tailor-made solutions and provide follow-up support, taking into consideration the needs and feelings of all parties involved.

■ Investment Banking

In recent years, the management issues faced by our corporate clients have become increasingly diverse and complex. This stems from the rapid globalization of business markets and institutions. Consequently, we now need to develop more advanced financial engineering methods to be able to propose solutions to such issues.

SMFG effectively leverages the resources of SMBC's Investment Banking Unit and other Group companies to provide corporate clients with optimal solutions to their wide-ranging needs, including financing, asset management, corporate reorganizations, risk hedging, company-to-company settlement, and so on. In these ways, we help clients develop their businesses and raise their enterprise value still further.

■ Profits from SMBC Investment Banking Business*



*Figures for the securities intermediary business represent total fees and commissions received from individuals and corporate clients. For other businesses, the figures represent the net profits used for SMBC's managerial accounting, which includes miscellaneous fees and commissions as well as interest income.

Topics

New fund procurement methods for growth companies

The Merchant Banking Department has been set up within the Investment Banking Unit to enable SMBC to offer more diversified fund procurement methods to companies with high growth potential. This new department strengthens our ability to facilitate corporate growth through the provision of funds derived from direct private equity and mezzanine debt investments. Through collaboration with other Group companies, or joint investment ventures arranged with private investment funds, SMBC responds to the needs of its clients for diversification of their fund procurement methods. These investments are combined with consulting and data-provision services offered to the investment-target companies.

Environmental Products Office set up

SMBC has set up an Environmental Products Office within its Structured Finance Department. Centered on the emissions trading system aimed at preventing global warming, the Office works with SMBC's branches and the offices of other Group companies in countries all around the world to devise and propose solutions to clients' varied environmental needs.

■ International Banking

Primarily through SMBC's overseas network, SMFG serves corporate clients with global operations, working in close cooperation with other Group companies and alliance partners to accommodate specific requirements without being limited by geographic restrictions. We have also drawn up a strategy for proactively capitalizing on business opportunities in emerging markets.

In Asia, we are working to provide even more closely tailored services to support Japanese corporate customers expanding their operations in growing economies such as China and Vietnam. In North America, we are strengthening our business relationships with major players in the U.S., while acquiring greater expertise in cutting-edge financial technology. In addition to the longstanding member countries of the E.U. in Western Europe, we are extending our business operations into Central and Eastern Europe, not to mention Russia, as well as in neighboring regions such as the Middle East. In this way, we aim to provide services globally in order to fully satisfy our customers' requirements.

Topics

Expanding our Service Network
We are continuing to expand our network of branches. Fiscal 2006 saw the opening of the Milan Branch of Sumitomo Mitsui Banking Corporation Europe Ltd., and the Dubai Branch of SMBC (the first Japanese bank branch to open in Dubai). Following the opening of an office in the Binhai New Area of Tianjin in March 2007, we opened an office in the Industrial Park of the city of Suzhou, Jiangsu Province in April, thereby providing our customers in China with a wider variety of professional financial services.

Collaboration with Local Banks in East Asia
We have commenced a collaborative arrangement, including capital participation, with the Vietnam Export Import Bank (Eximbank). Within Vietnam's rapidly growing financial markets, SMBC will work together with Eximbank to more effectively meet the financing needs of Japanese companies operating in or planning to set up a business in Vietnam. The collaboration is also aimed at facilitating SMBC's entry into the local retail banking market. We expect this arrangement to give us a valuable foothold in the Vietnamese market, yielding new business opportunities. In Taiwan, similarly, we have signed a collaboration agreement with the First Commercial Bank. These tieups represent the first steps in a long-term strategy of expanding our operations across a broad spectrum of financial business sectors in Asian countries.

Creating a Global Service System
To further strengthen its competitive advantage in the development of financial products and services, SMBC has constructed a new system that facilitates seamless collaboration between different regions of the world in the marketing of certain products—such as trade financing and shipbuilding financing instruments. In June 2007, SMBC set up the Trade Finance Business Department, a dedicated marketing section for trade financing products.

■ Treasury Markets

SMFG aims to provide its clients with world-class support services for their market transaction needs through the Treasury Unit of SMBC. The Treasury Unit undertakes operations in money, foreign exchange, bond and derivatives markets. Based on a careful evaluation of each client's needs, we design financial products and services that deliver optimal value-added solutions.

The Treasury Unit focuses on expanding transaction volume, strengthening ALM operations, diversifying fund management channels, and realizing an optimal selection of investments in its fund portfolio management. It achieves these aims through the accurate assessment of domestic and overseas market trends to further strengthen profitability, while effectively managing risk. The Treasury Unit will continue working to fulfill all our customers' market transaction needs by providing comprehensive support services of the highest level.

Through its asset liability management (ALM), strategic fund investments, and trading operations, the Treasury Unit strives to control market and liquidity risks while maximizing earnings. To do this, it uses an expanded array of investment techniques, including alternative investments, leading to a more diversified investment portfolio and increased arbitrage investment opportunities.

We will continue to pursue optimal capital allocation with a level of risk exposure appropriate to market conditions, with the aim of securing stable profits.



Topics

Expanding Support Systems to Meet User Needs
To further increase customer convenience, SMBC periodically enhances the functions of *i-Deal*, a system that allows customers to conclude foreign exchange contracts and other transactions over the Internet. During the first half of fiscal 2007 we upgraded the *One's Direct* system to offer a new service (available 24-hours-a-day on weekdays) enabling individuals to conduct foreign exchange transactions in real time.

Diversifying Investment Vehicles and Introducing Greater Flexibility into Portfolio Management
Investment operations linked to interest rates, equities and alternative investment vehicles have been centralized in one section of the Treasury Unit, thereby enabling increased flexibility and a broader selection of investment targets.



 **SMFG** SUMITOMO MITSUI FINANCIAL GROUP — www.smfg.co.jp/english/

The companies under the umbrella of Sumitomo Mitsui Financial Group (SMFG) offer diversified financial services centering on banking operations, and including leasing, securities and credit card services, and information services.

Company Name: Sumitomo Mitsui Financial Group, Inc.
Business Description:
Management of the affairs of banking subsidiaries (under the stipulations of the Banking Law) and of non-bank subsidiaries, and ancillary functions
Establishment: December 2, 2002
Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Chairman of the Board: Masayuki Oku
(Concurrent President at Sumitomo Mitsui Banking Corporation)
President: Teisuke Kitayama
(Concurrent Chairman of the Board at Sumitomo Mitsui Banking Corporation)
Capital Stock: ¥1,420.9 billion
Stock Exchange Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Our Mission

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

---

 **SUMITOMO MITSUI BANKING CORPORATION** — www.smbc.co.jp/global/

SMBC



Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of two leading banks, The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a holding company, under which SMBC became a wholly owned subsidiary. SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas.

As a pivotal member of SMFG, SMBC works closely with other Group companies to offer customers highly sophisticated, comprehensive financial services.

Company Name: Sumitomo Mitsui Banking Corporation
Business Profile: Banking
Establishment: June 6, 1996
Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
President & CEO: Masayuki Oku
Number of Employees: 17,945
Network:

Domestic:	1,468 locations*
Branches	470
(including 38 specialized deposit account branches)	
Subbranches	155
Agency	1
Offices handling nonbanking business	20
Automated service centers	822
Overseas:	37 locations
Branches	18
Subbranches	6
Representative offices	13

*Excluding the number of ATMs installed at convenience stores

Credit Ratings (as of January 31, 2008)

	Long-term	Short-term
Moody's	Aa2	P-1
S&P	A+	A-1
Fitch	A+	F1
R&I	A+	a-1
JCR	AA-	J-1+

■ Consolidated

	Billions of yen			
	Sep. 30, 2007	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
For the Interim Term (Year):				
Ordinary income ....¥	1,554.7	¥ 2,925.6	¥ 2,750.2	¥ 2,691.3
Ordinary profit (loss)...	316.0	716.6	862.0	(99.7)
Net income (loss)......	171.3	401.7	563.5	(278.9)
At Interim Term- (Year-) End:				
Net assets................¥	5,410.5	¥ 5,412.4	¥ 3,598.2	¥ 2,633.9
Total assets..............	103,722.6	98,570.6	104,418.5	97,478.3

 **SUMITOMO MITSUI CARD COMPANY, LIMITED** — www.smbc-card.com (Japanese only)

As the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry, Sumitomo Mitsui Card Company, Limited enjoys the strong support of its many customers.

It also plays a major role as one of the strategic businesses of SMFG. Leveraging its strong brand image and its excellent capabilities across a wide range of card-related services, the company meets customers' credit needs through the provision of settlement and financing services.

Sumitomo Mitsui Card aims to actively contribute, through its card business, to the realization of comfortable and affluent consumer lifestyles, and make further dramatic progress as a leading brand company.

Company Name: Sumitomo Mitsui Card Company, Limited
Business Profile: Credit card services
Establishment: December 26, 1967
Head Office:
Tokyo Head Office 5-2-10, Shimbashi, Minato-ku, Tokyo
Osaka Head Office 4-5-15, Imahashi, Chuo-ku, Osaka
President & CEO: Koichi Tsukihara
Number of Employees: 1,997

Credit Ratings (as of January 31, 2008)

	Long-term	Short-term
JCR	A+	J-1+

■ Consolidated

	Billions of yen			
	Sep. 30, 2007	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
For the Interim Term (Year):				
Revenues from credit card operations.......	¥2,586.6	¥4,753.8	¥4,181.3	¥3,598.7
Operating revenue	81.9	157.6	148.2	132.1
Operating profit.........	7.1	14.1	25.8	23.1
At Interim Term- (Year-) End:				
Number of cardholders (in thousands).........	15,564	14,951	14,067	13,462

SMF⌐ Sumitomo Mitsui Finance and Leasing ——— www.smfl.co.jp/english/

Sumitomo Mitsui Finance and Leasing Co., Ltd. was established in October 2007 through the merger of SMBC Leasing Company, Limited and Sumisho Lease Co., Ltd., an affiliate of the trading company Sumitomo Corporation.

The new company aims to become the top leasing company in Japan in terms of both quantity and quality by leveraging the assets of the two founding companies: a) the customer base and know-how possessed by SMBC Leasing as a bank-affiliated leasing company, together with the financial solutions offered by other subsidiaries of SMFG; and b) the customer base of Sumisho Lease, as well as the various value chains of Sumitomo Corporation.

With the abundant knowledge and experience accumulated by its two predecessors, Sumitomo Mitsui Finance and Leasing will lead the industry through the provision of sophisticated value-added services that go well beyond the conventional concept of leasing to meet customers' diverse needs. By operating a highly efficient and customer-centric service, the new company will contribute to society as the leading player in Japan's leasing industry.

Company Name: Sumitomo Mitsui Finance and Leasing Co., Ltd.
Business Profile: Leasing
Establishment: February 4, 1963
Head Office:
Tokyo Head Office 3-9-4, Nishishimbashi, Minato-ku, Tokyo
Osaka Head Office 3-10-19, Minamisenba, Chuo-ku, Osaka
President & CEO: Koji Ishida
Number of Employees: 1,564



Credit Ratings (as of January 31, 2008)

	Long-term	Short-term
R&I	A+	a–1
JCR	AA–	J–1+

■ **Consolidated**

	Billions of yen			
	Sep. 30, 2007	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
For the Interim Term (Year):				
Revenues from leasing operations...	¥273.3	¥583.6	¥615.5	¥580.0
Operating revenue...	324.7	630.0	619.7	589.1
Operating profit........	15.1	31.5	32.2	28.0

Notes:
1. All figures are rounded down to the nearest unit of ¥100 million.
2. The figures shown are those for the former SMBC Leasing Company, Limited.



The Japan Research Institute, Limited ——— www.jri.co.jp/english/

The Japan Research Institute, Limited (JRI) is a "knowledge engineering" company that offers comprehensive high value-added services, effectively combining the three functions of information systems integrator, consultant, and think-tank.

Targeting customers in a wide range of sectors, JRI offers consulting services focusing on management innovation and IT-related issues. It also provides services such as the design and development of strategic information systems, as well as outsourcing. In addition, JRI conducts research and analysis of the Japanese and overseas economies, formulates policy recommendations, and assists in the incubation of new businesses.

In July 2006, JRI spun off part of its operations to create JRI Solutions, Limited with the aim of strengthening the provision of information technology solutions to corporate customers outside our Group. The new company will leverage the extensive fund of know-how in system development and operations amassed by JRI in its long years of service (principally to SMFG companies) to offer the very best IT solutions to a wider array of customers in the general industrial, financial, and public sectors.

Company Name: The Japan Research Institute, Limited
Business Profile: Systems engineering, data processing, management consulting, economic research
Establishment: November 1, 2002
Head Office:
Tokyo Head Office 16, Ichibancho, Chiyoda-ku, Tokyo
Osaka Head Office 1-5-8, Shimmachi, Nishi-ku, Osaka
President & CEO: Yasuyuki Kimoto
Number of Employees: 3,044 (including JRI Solutions, Limited)



■ **Consolidated**

	Billions of yen			
	Sep. 30, 2007	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
For the Interim Term (Year):				
Operating revenue...	¥51.7	¥111.8	¥115.8	¥111.2
Operating profit........	0.6	6.1	5.2	6.3

*Figures include JRI Solutions (for three months through June 30, 2006)



SMBC FRIEND SECURITIES CO., LTD. ——— www.smbc-friend.co.jp
(Japanese only)

SMBC Friend Securities was founded through the merger of Meiko National Securities and Sakura Friend Securities in April 2003. It later merged with Izumi Securities, an affiliate of Sumitomo Life Insurance Company, in April 2004. It became a wholly-owned subsidiary of SMFG through a share transfer in September 2006.

SMBC Friend Securities boasts one of the strongest financial bases among Japanese securities companies. Its operations are highly efficient, and it provides a full range of securities services, focused mainly on retail customers through its nationwide network of branches. Aiming to become the leading provider of high-quality retail securities services in Japan, the company precisely tailors products and services to match customers' needs.

Company Name: SMBC Friend Securities Co., Ltd.
Business Profile: Securities services
Establishment: March 2, 1948
Head Office: 7-12 Nihonbashi-Kabutocho, Chuo-ku, Tokyo
President: Katsuhiko Tamaki
Number of Employees: 2,078

■ **Consolidated**

	Billions of yen			
	Sep. 30, 2007	Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
For the Interim Term (Year):				
Operating revenue...	¥34.0	¥58.7	¥68.5	¥52.3
Operating profit........	13.2	21.2	31.0	18.0

Financial Highlights

Sumitomo Mitsui Financial Group

Six months ended September 30, 2007, 2006 and 2005, and years ended March 31, 2007 and 2006

◆ Consolidated

	Millions of yen				
	September 30			March 31	
	2007	2006	2005	2007	2006
For the Interim Period (Year):					
Total income	¥ 2,079,102	¥ 1,874,035	¥ 1,819,276	¥ 3,947,786	¥ 3,803,089
Total expenses	1,728,767	1,472,733	1,307,983	3,140,996	2,759,726
Net income	170,592	243,660	392,327	441,351	686,841
At Interim Period- (Year-) End:					
Total net assets	¥ 5,268,853	¥ 4,622,792	¥ 3,262,340	¥ 5,331,279	¥ 4,454,399
Total assets	105,927,629	102,551,964	102,233,832	100,858,309	107,010,575
Risk-monitored loans	1,066,944	1,148,036	1,788,499	1,067,386	1,243,160
Reserve for possible loan losses	930,577	978,999	1,037,217	889,093	1,035,468
Net unrealized gains on other securities	1,524,864	1,387,933	897,653	1,825,168	1,373,337
Capital ratio	10.60%	10.07%	11.00%	11.31%	12.39%
Number of employees	46,442	41,936	41,490	41,428	40,681
Per Share (Yen):					
Net assets	¥460,168.95	¥394,556.25	¥261,250.37	¥469,228.59	¥400,168.89
Net income	21,694.19	32,782.19	57,635.50	57,085.83	94,733.62
Net income — diluted	20,840.67	27,514.41	44,223.65	51,494.17	75,642.93

Notes: 1. Net unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month. For details, please refer to page 16.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.
3. With effect from the six-month period ended September 2006, SMFG has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8).
4. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4). With effect from the six-month period ended September 2006, SMFG has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.
5. Capital ratio as of March 31, 2007 and after is calculated under Basel II. Capital ratio as of September 30, 2006 and before was calculated under the former method.

◆ Nonconsolidated

	Millions of yen				
	September 30			March 31	
	2007	2006	2005	2007	2006
For the Interim Period (Year):					
Operating income	¥ 23,936	¥ 321,340	¥ 16,206	¥ 376,479	¥ 55,482
Operating expenses	3,333	1,567	1,737	3,641	3,196
Net income	9,366	318,223	38,435	363,535	73,408
At Interim Period- (Year-) End:					
Total net assets	¥2,940,122	¥3,252,213	¥3,312,686	¥2,997,898	¥3,935,426
Total assets	4,001,470	3,929,752	3,653,155	3,959,444	4,166,332
Capital stock	1,420,877	1,420,877	1,352,651	1,420,877	1,420,877
Number of shares issued					
Preferred stock	120,101	315,101	950,101	120,101	950,101
Common stock	7,733,653	7,733,653	7,303,472	7,733,653	7,424,172
Number of employees	137	135	122	131	124
Per Share (Yen):					
Net assets	¥335,711.01	¥349,036.81	¥268,549.24	¥342,382.75	¥330,206.27
Dividends:					
Common stock	5,000	—	—	7,000	3,000
Preferred stock (Type 1)	/	—	—	—	10,500
Preferred stock (Type 2)	/	—	—	—	28,500
Preferred stock (Type 3)	/	—	—	—	13,700
Preferred stock (1st series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (2nd series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (3rd series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (4th series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (5th series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (6th series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (7th series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (8th series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (9th series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (10th series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (11th series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (12th series Type 4)	67,500	—	—	135,000	135,000
Preferred stock (13th series Type 4)	/	/	—	/	/
Preferred stock (1st series Type 6)	44,250	—	—	88,500	88,500
Net income	376.60	42,605.28	5,646.36	46,326.41	6,836.35

Notes: 1. All SMFG employees are on secondment assignment from SMBC etc.
2. With effect from the six-month period ended September 2006, SMFG has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8).
3. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4). With effect from the six-month period ended September 2006, SMFG has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.

Sumitomo Mitsui Banking Corporation
Six months ended September 30, 2007, 2006 and 2005, and years ended March 31, 2007 and 2006

◆ Consolidated

	Millions of yen				
	September 30			March 31	
	2007	2006	2005	2007	2006
For the Interim Period (Year):					
Total income	¥ 1,556,051	¥ 1,401,690	¥ 1,308,406	¥ 2,971,693	¥ 2,789,433
Total expenses	1,242,520	1,037,617	894,129	2,220,971	1,903,374
Net income	171,308	220,078	310,772	401,795	563,584
At Interim Period- (Year-) End:					
Total net assets	¥ 5,410,538	¥ 4,497,004	¥ 3,080,642	¥ 5,412,458	¥ 3,598,294
Total assets	103,722,670	100,049,543	99,841,434	98,570,638	104,418,597
Risk-monitored loans	1,051,206	1,129,117	1,755,763	1,047,566	1,219,383
Reserve for possible loan losses	898,698	949,212	1,003,154	860,799	1,006,223
Net unrealized gains on other securities	1,530,310	1,438,792	876,146	1,852,971	1,337,192
Capital ratio	12.05%	10.86%	11.19%	12.95%	10.77%
Number of employees	36,103	32,082	33,717	31,718	32,918
Per Share (Yen):					
Net assets	¥67,409.07	¥54,445.50	¥32,069.28	¥67,823.69	¥41,444.83
Net income	2,984.80	3,963.89	5,628.61	7,072.09	9,864.54
Net income — diluted	2,984.74	3,897.22	5,479.30	7,012.46	9,827.19

Notes: 1. Net unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.
3. With effect from the six-month period ended September 2006, SMBC has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8).
4. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4). With effect from the six-month period ended September 2006, SMBC has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.
5. Capital ratio as of March 31, 2007 and after is calculated under Basel II. Capital ratio as of September 30, 2006 and before was calculated under the former method.

◆ Nonconsolidated

	Millions of yen				
	September 30			March 31	
	2007	2006	2005	2007	2006
For the Interim Period (Year):					
Total income	¥ 1,308,588	¥ 1,166,046	¥ 1,094,146	¥ 2,492,577	¥ 2,322,699
Total expenses	1,153,378	867,695	739,030	1,905,648	1,576,026
Net income	63,798	183,646	298,766	315,740	519,520
(Appendix)					
Gross banking profit (A)	718,492	609,120	766,648	1,344,490	1,552,033
Banking profit	383,119	311,609	498,568	782,330	810,593
Banking profit (before provision for general reserve for possible loan losses)	390,904	311,609	474,233	740,601	965,573
Expenses (excluding nonrecurring losses)(B)	327,587	297,511	292,415	603,888	586,459
Expense ratio (B)/(A)	45.6%	48.8%	38.1%	44.9%	37.8%
At Interim Period- (Year-) End:					
Total net assets	¥ 3,856,300	¥ 3,492,390	¥ 3,171,235	¥ 3,992,884	¥ 3,634,776
Total assets	94,307,182	93,149,162	93,293,761	91,537,228	97,443,428
Deposits	68,841,461	68,541,049	65,983,526	68,809,338	68,222,167
Loans and bills discounted	55,025,706	53,902,477	50,949,158	53,756,440	51,857,559
Securities	19,860,123	22,047,445	23,039,486	20,060,873	25,202,541
Risk-monitored loans	748,924	833,503	1,351,621	721,064	914,173
Problem assets based on the Financial Reconstruction Law	773,649	866,734	1,406,027	738,667	960,095
Reserve for possible loan losses	688,148	771,822	772,141	677,573	816,437
Net unrealized gains on other securities	1,517,691	1,417,430	851,571	1,832,891	1,316,206
Trust assets and liabilities	1,027,818	1,288,805	880,586	1,174,396	1,305,915
Loans and bills discounted	4,150	8,080	9,880	5,350	7,870
Securities	285,533	241,904	150,999	267,110	238,205
Capital stock	664,986	664,986	664,986	664,986	664,986
Number of shares issued (in thousands)					
Preferred stock	70	900	900	70	900
Common stock	56,355	56,202	55,212	56,355	55,212
Number of employees	17,945	16,686	16,806	16,407	16,050
Selected Ratios:					
Capital ratio	12.65%	11.48%	12.00%	13.45%	11.35%
Return on Equity	3.25%	13.53%	36.07%	10.13%	26.57%
Per Share (Yen):					
Net assets	¥64,646.35	¥54,933.11	¥33,710.06	¥67,124.90	¥42,105.57
Dividends:					
Common stock	1,269	—	—	763	5,714
Preferred stock (Type 1)	/	—	—	/	10,500
Preferred stock (Type 2)	/	—	—	/	28,500
Preferred stock (Type 3)	/	—	—	/	13,700
Preferred stock (1st series Type 6)	44,250	—	—	88,500	88,500
Net income	1,077.10	3,307.70	5,411.16	5,533.69	9,066.46
Net income — diluted	1,077.10	3,252.19	5,267.66	5,487.21	9,050.63

Notes: 1. Please refer to page 91 for the definitions of risk-monitored loans and problem assets based on the Financial Reconstruction Law.
2. Net unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." The values of stocks are calculated using the average market prices during the final month. For details, please refer to page 20.
3. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members.
4. With effect from the six-month period ended September 2006, SMBC has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8).
5. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4). With effect from the six-month period ended September 2006, SMBC has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.
6. Capital ratio as of March 31, 2007 and after is calculated under Basel II. Capital ratio as of September 30, 2006 and before was calculated under the former method.



Financial Review

Sumitomo Mitsui Financial Group (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The following is a summary of SMFG's consolidated financial results for the first half of fiscal 2007, the six-month period ended September 30, 2007.

1. Operating Results

Operating results for the first half of fiscal 2007 include the results of 185 consolidated subsidiaries (126 in Japan and 59 overseas) and 66 subsidiaries and affiliates accounted for by the equity method (40 in Japan and 26 overseas).

Consolidated gross profit posted a year-on-year increase of ¥136.7 billion to ¥1,022.5 billion, largely as a result of a decline in bond-related losses within the category of "net other operating income (expenses)." This improvement was made possible due to a preventive reduction in the bond portfolio, combined with an increase in net interest income

resulting from an improved loan/deposit interest margin.

After factoring in general and administrative expenses, credit cost, net losses on stocks, equity in earnings of affiliates, and other relevant income items, ordinary profit came to ¥353.2 billion, a year-on-year decrease of ¥3.8 billion. This was due mainly to increases in credit costs and losses on impairment of stockholdings.

Net income after inclusion of extraordinary losses and income taxes amounted to ¥170.5 billion, a year-on-year decrease of ¥73.0 billion.

Number of Consolidated Subsidiaries, and Subsidiaries and Affiliates Accounted for by the Equity Method

September 30, 2007 and 2006, and March 31, 2007

	September 30		March 31
	2007	2006	2007
Consolidated subsidiaries	185	176	181
Subsidiaries and affiliates accounted for by the equity method	66	61	62

Income Summary

Six months ended September 30, 2007 and 2006, and year ended March 31, 2007

	Millions of yen		
	Six months ended September 30		Year ended March 31
	2007	2006	2007
Consolidated gross profit	¥1,022,551	¥885,809	¥1,906,173
Net interest income	599,574	559,615	1,168,592
Trust fees	2,262	1,416	3,508
Net fees and commissions	293,439	283,394	609,185
Net trading income	118,362	51,613	125,625
Net other operating income (expenses)	8,912	(10,230)	(738)
General and administrative expenses	(477,357)	(432,705)	(888,561)
Credit cost (A)	(143,490)	(64,977)	(146,186)
Write-off of loans	(65,014)	(57,626)	(81,415)
Provision for specific reserve for possible loan losses	(62,470)	—	(77,446)
Provision for general reserve for possible loan losses	(12,584)	—	53,370
Others	(3,421)	(7,350)	(40,695)
Net gains (losses) on stocks	(47,423)	10,370	44,730
Equity in earnings (losses) of affiliates	19,030	(32,344)	(104,170)
Other income (expenses)	(20,072)	(9,016)	(13,374)
Ordinary profit	353,237	357,136	798,610
Extraordinary gains (losses)	(2,903)	44,165	8,180
Losses on impairment of fixed assets	(3,205)	(2,006)	(30,548)
Gains on reversal of reserve for possible loan losses (B)	—	6,470	—
Gains on collection of written-off claims (C)	386	542	1,236
Gains on return of securities from retirement benefits trust	—	36,330	36,330
Income before income taxes and minority interests	350,334	401,302	806,790
Income taxes:			
Current	(53,951)	(42,273)	(87,818)
Deferred	(89,270)	(86,218)	(218,770)
Minority interests in net income	(36,519)	(29,149)	(58,850)
Net income	¥ 170,592	¥243,660	¥ 441,351
Total credit cost (A) + (B) + (C)	¥ (143,104)	¥ (57,963)	¥ (144,950)
[Reference]			
Consolidated banking profit (Billions of yen)	¥ 499.6	¥ 426.4	¥ 924.2

Notes: 1. Consolidated gross profit = (Interest income − Interest expenses) + Trust fees + (Fees and commissions (income)
    − Fees and commissions (expenses)) + (Trading profits − Trading losses) + (Other operating income − Other operating expenses)
  2. Consolidated banking profit = SMBC's nonconsolidated banking profit (before provision for general reserve for possible loan losses)
    + SMFG's ordinary profit + Other subsidiaries' ordinary profit (excluding nonrecurring factors) + Equity method affiliates' ordinary profit
    × Ownership ratio − Internal transactions (dividends, etc.)

Deposits (excluding negotiable certificates of deposit) as of September 30, 2007, stood at ¥72,925.7 billion, a ¥769.5 billion increase compared with the previous fiscal year-end. Negotiable certificates of deposit stood at ¥2,528.2 billion, a decrease of ¥60.9 billion over the same period.

Loans and bills discounted increased ¥1,504.2 billion to ¥60,193.5 billion, while securities increased ¥62.3 billion to ¥20,599.8 billion.

Net assets came to ¥5,268.8 billion, a decrease of ¥62.4 billion over the same period.

Assets, Liabilities and Net Assets
September 30, 2007 and 2006, and March 31, 2007

	Millions of yen		
	September 30		March 31
	2007	2006	2007
Assets	¥105,927,629	¥102,551,964	¥100,858,309
Securities	20,599,844	22,351,635	20,537,500
Loans and bills discounted	60,193,566	59,184,457	58,689,322
Liabilities	100,658,776	97,929,171	95,527,029
Deposits	72,925,766	72,165,553	72,156,224
Negotiable certificates of deposit	2,528,292	2,492,353	2,589,217
Net assets	5,268,853	4,622,792	5,331,279

2. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of September 30, 2007 amounted to ¥1,515.7 billion, which was a decrease of ¥296.6 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are directly credited to net assets,

decreased by ¥300.5 billion over the same period, to ¥1,524.9 billion. This decline is attributable to a decrease in net unrealized gains on stocks due to deterioration in stock prices in general.

Unrealized Gains (Losses) on Securities
September 30, 2007 and March 31, 2007

	Millions of yen						
	September 30, 2007				March 31, 2007		
	Net unrealized gains (losses) (A)	(A) − (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	¥ (9,179)	¥ 3,886	¥ 423	¥ 9,603	¥ (13,065)	¥ 200	¥ 13,266
Other securities	1,524,864	(300,304)	1,787,556	262,692	1,825,168	2,032,120	206,952
Stocks	1,729,068	(243,579)	1,752,060	22,991	1,972,647	1,987,337	14,689
Bonds	(163,239)	(5,872)	1,679	164,918	(157,367)	1,805	159,173
Others	(40,964)	(50,852)	33,816	74,781	9,888	42,977	33,089
Other money held in trust	78	(244)	78	—	322	322	—
Total	1,515,762	(296,662)	1,788,058	272,295	1,812,424	2,032,643	220,218
Stocks	1,729,068	(243,579)	1,752,060	22,991	1,972,647	1,987,337	14,689
Bonds	(172,421)	(1,808)	2,097	174,519	(170,613)	1,825	172,439
Others	(40,884)	(51,275)	33,899	74,784	10,391	43,480	33,089

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and beneficiary claims on loan trust in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks are mainly calculated using the average market prices during the final month of the respective reporting period. The rest of the securities are valued at market prices as of the balance sheet date.
3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.

3. Consolidated Capital Ratio

SMFG's consolidated capital ratio (BIS guidelines) as of September 30, 2007 was 10.60%.

Total capital, which constitutes the numerator in the capital ratio calculation equation, was ¥6,812.3 billion. On the other hand, risk-adjusted assets, the denominator in the equation, amounted to ¥64,251.1 billion.

The capital ratio as of March 31 and September 30, 2007 was calculated under Basel II. The capital ratio as of September 30, 2006 was calculated under the former method.

Consolidated Capital Ratio
September 30, 2007 and 2006, and March 31, 2007

	Millions of yen		
	September 30		March 31
	2007	2006	2007
Tier I capital	¥ 4,069,277	¥ 3,737,747	¥ 3,903,257
Tier II capital included as qualifying capital	3,481,365	3,737,747	3,640,226
Deductions	(738,262)	(630,601)	(690,759)
Total capital	6,812,380	6,844,893	6,852,723
Risk-adjusted assets	64,251,120	67,945,876	60,540,346
Capital ratio	10.60%	10.07%	11.31%

4. Deferred Tax Assets

Net deferred tax assets increased by ¥24.0 billion from the previous fiscal year-end, to stand at ¥860.2 billion. This increase was attributable to the posting of an income before income taxes and a decrease in unrealized gains on other (available-for-sale) securities. SMFG has been adopting a conservative stance on the recording of deferred tax assets in consideration of the need to secure a sound financial position.

Deferred Tax Assets
September 30, 2007 and 2006, and March 31, 2007

	Millions of yen		
	September 30		March 31
	2007	2006	2007
Net deferred tax assets	¥860,287	¥973,448	¥836,270
Net deferred tax assets / Tier I capital × 100	21.1%	26.0%	21.4%

Sumitomo Mitsui Banking Corporation (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

The following is a summary of SMBC's nonconsolidated financial results for the first half of fiscal 2007, the six-month period ended September 30, 2007.

1. Operating Results

Banking profit (before provision for general reserve for possible loan losses) in the first half of fiscal 2007 increased ¥79.2 billion to ¥390.9 billion year on year, as a result of a ¥109.3 billion increase in gross banking profit to ¥718.4 billion, and a ¥30.0 billion increase in expenses (excluding nonrecurring losses) to ¥327.5 billion.

Ordinary profit, calculated by adjusting banking profit (before provision for general reserve for possible loan losses) for nonrecurring items such as credit cost and losses on stocks, decreased ¥111.2 billion to ¥157.8 billion.

After adjusting ordinary profit for extraordinary losses, and for income taxes, net income came to ¥63.7 billion, a year-on-year decrease of ¥119.8 billion.

2. Income Analysis

Gross Banking Profit

Gross banking profit in the first half of fiscal 2007 increased ¥109.3 billion year on year to ¥718.4 billion.

This was the result of a decline in bond-related losses within the category of "net other operating income (expenses)" due to a preventive reduction in the bond portfolio, combined with an increase in net interest income, thanks mainly to an improvement in the loan/deposit interest margin.

Expenses

Expenses (excluding nonrecurring losses) increased ¥30.0 billion year on year, to ¥327.5 billion. This increase was mainly attributable to higher expenditure on improving user convenience as well as aggressive investment in strategic business fields to strengthen competitiveness.

Banking Profit

Banking profit (before provision for general reserve for possible loan losses) increased ¥79.2 billion year on year, to ¥390.9 billion.

Banking Profit

Six months ended September 30, 2007 and 2006, and year ended March 31, 2007

	Millions of yen		
	Six months ended September 30		Year ended March 31
	2007	2006	2007
Gross banking profit	¥718,492	¥609,120	¥1,344,490
[Gross domestic banking profit]	[601,219]	[540,056]	[1,149,941]
[Gross international banking profit]	[117,272]	[69,064]	[194,548]
Net interest income	477,542	443,810	937,452
Trust fees	2,239	1,407	3,482
Net fees and commissions	157,156	159,486	353,416
Net trading income	103,277	40,125	101,620
Net other operating income (expenses)	(21,723)	(35,709)	(51,482)
[Gross banking profit (excluding gains (losses) on bonds)]	[724,741]	[670,813]	[1,456,903]
Expenses (excluding nonrecurring losses)	(327,587)	(297,511)	(603,888)
Personnel expenses	(107,258)	(96,868)	(190,630)
Nonpersonnel expenses	(200,867)	(183,893)	(378,240)
Taxes	(19,462)	(16,749)	(35,017)
Banking profit (before provision for general reserve for possible loan losses)	390,904	311,609	740,601
[Banking profit (before provision for general reserve for possible loan losses and gains (losses) on bonds)]	[397,153]	[373,301]	[853,015]
Provision for general reserve for possible loan losses	(7,784)	—	41,728
Banking profit	383,119	311,609	782,330

<Reference>

Banking Profit by Business Unit

Six months ended September 30, 2007

	Billions of yen						
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	Total
Banking profit (losses) (before provision for general reserve for possible loan losses)	¥81.9	¥208.4	¥75.5	¥40.3	¥51.2	¥(66.4)	¥390.9
Year-on-year increase (decrease)	(1.8)	(17.2)	(6.0)	3.4	60.0	40.9	79.3

Notes: 1. Year-on-year comparisons are those used for internal reporting and exclude changes due to interest rate and foreign exchange rate fluctuations.
2. "Others" consists of (1) financing costs on preferred securities and subordinated debt, (2) profit earned on investing the Bank's own capital, and (3) adjustment of inter-unit transactions, etc.

Nonrecurring Losses (Credit Cost, etc.)

Nonrecurring losses increased by ¥182.7 billion to ¥225.2 billion from the previous year. This was caused principally by: 1) the posting of a ¥103.8 billion loss on stocks, a deterioration of ¥112.5 billion from the gain of ¥8.7 billion recorded in the previous year, due mainly to write-offs of stocks of affiliates totaling ¥111.4 billion (caused by general price deterioration on the stock market), and 2) an increase in credit cost.

Total credit cost showed a year-on-year increase of ¥81.0 billion to ¥114.2 billion, which is the total sum of provision for general reserve for possible loan losses and the abovementioned credit cost in the amount of ¥106.4 billion after deduction of gains on collection of written-off claims. This was due mainly to provisions made for the subprime-related reserve and an unexpected increase in write-offs of loans caused by deteriorating operating conditions for some borrowers.

Ordinary Profit

As a result of the foregoing, ordinary profit decreased ¥111.2 billion year on year to ¥157.8 billion.

Extraordinary Gains (Losses)

Net extraordinary losses amounted to ¥2.6 billion, a deterioration of ¥31.9 billion from the gain of ¥29.3 billion recorded in the previous year.

Net Income

Income taxes prior to the application of tax-effect accounting amounted to ¥7.2 billion, and deferred income taxes under tax-effect accounting amounted to ¥84.2 billion. As a result of the various factors described above, net income decreased ¥119.8 billion to ¥63.7 billion year on year.

Ordinary Profit and Net Income
Six months ended September 30, 2007 and 2006, and year ended March 31, 2007

	Millions of yen		
	Six months ended September 30		Year ended March 31
	2007	2006	2007
Banking profit (before provision for general reserve for possible loan losses)....	¥ 390,904	¥311,609	¥740,601
Provision for general reserve for possible loan losses (A)	(7,784)	—	41,728
Banking profit	383,119	311,609	782,330
Nonrecurring gains (losses)	(225,270)	(42,531)	(209,017)
Credit cost (B)	(106,441)	(46,701)	(131,676)
Gains (losses) on stocks	(103,816)	8,720	11,098
Gains on sale of stocks	8,224	14,742	50,204
Losses on sale of stocks	(546)	(97)	(546)
Losses on devaluation of stocks	(111,494)	(5,924)	(38,559)
Others	(15,012)	(4,550)	(88,439)
Ordinary profit	157,849	269,078	573,313
Extraordinary gains (losses)	(2,639)	29,272	13,615
Gains (losses) on disposal of fixed assets	450	(864)	(1,680)
Losses on impairment of fixed assets	(3,095)	(1,457)	(3,680)
Gains on reversal of reserve for possible loan losses (C)	—	13,330	—
Gains on collection of written-off claims (D)	6	137	455
Gains on return of securities from retirement benefits trust	—	36,330	36,330
Losses on liquidation of subsidiary	—	(18,203)	(17,809)
Income taxes:			
Current	(7,210)	(7,753)	(16,507)
Deferred	(84,200)	(106,951)	(254,680)
Net income	¥ 63,798	¥183,646	¥315,740
Total credit cost (A) + (B) + (C) + (D)	¥(114,220)	¥ (33,233)	¥ (89,491)
Provision for general reserve for possible loan losses	(7,784)	19,549	41,728
Write-off of loans	(59,177)	(39,937)	(50,468)
Provision for specific reserve for possible loan losses	(44,500)	(6,265)	(44,358)
Losses on sales of delinquent loans	(4,703)	(6,764)	(37,262)
Provision for loan loss reserve for specific overseas countries	1,941	46	412
Gains on collection of written-off claims	6	137	455

3. Assets, Liabilities and Net Assets

Total Assets

SMBC's total assets as of September 30, 2007 stood at ¥94,307.1 billion on a nonconsolidated basis, a ¥2,769.9 billion increase compared with the previous fiscal year-end.

This increase was the result of a growth of ¥1,269.2 billion in the balance of loans and bills discounted, owing to increased lending to customers overseas.

Total Liabilities

Total liabilities as of September 30, 2007 increased ¥2,906.5 billion to ¥90,450.8 billion from the previous fiscal year-end. This was mainly attributable to an increase in fund procurement in line with growth in the bank's assets.

Net Assets

Net assets amounted to ¥3,856.3 billion as of September 30, 2007. Of this, stockholders' equity stood at ¥2,857.6 billion, which consisted of capital stock of ¥664.9 billion, a capital surplus of ¥1,367.5 billion (¥702.5 billion for the remaining portion after deduction of the legal reserve portion), and retained earnings of ¥825.0 billion.

Valuation and translation adjustments amounted to ¥998.6 billion. Of this, net unrealized gains on other securities stood at ¥1,057.0 billion, along with a land revaluation excess of ¥23.9 billion, which more than offset net deferred losses on hedges of ¥82.3 billion.

Assets, Liabilities and Net Assets
September 30, 2007 and 2006, and March 31, 2007

	Millions of yen		
	September 30		March 31
	2007	2006	2007
Assets	¥94,307,182	¥93,149,162	¥91,537,228
Securities	19,860,123	22,047,445	20,060,873
Loans and bills discounted	55,025,706	53,902,477	53,756,440
Liabilities	90,450,881	89,656,772	87,544,344
Deposits	66,379,291	66,147,242	66,235,002
Negotiable certificates of deposit	2,462,170	2,393,807	2,574,335
Net assets	3,856,300	3,492,390	3,992,884

4. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of September 30, 2007 amounted to ¥1,540.9 billion, which was a decrease of ¥287.1 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are recorded in net assets,

decreased by ¥315.4 billion over the same period, to ¥1,517.7 billion. This decline is attributable to a decrease in net unrealized gains on stocks due to a deterioration in stock prices in general.

Unrealized Gains (Losses) on Securities
September 30, 2007 and March 31, 2007

	Millions of yen						
	September 30, 2007				March 31, 2007		
	Net unrealized gains (losses)(A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses)(B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	¥ (9,137)	¥ 3,927	¥ 423	¥ 9,560	¥ (13,064)	¥ 200	¥ 13,265
Stocks of subsidiaries and affiliates	32,329	24,371	34,289	1,959	7,958	85,505	77,547
Other securities	1,517,691	(315,200)	1,767,064	249,373	1,832,891	2,028,694	195,802
Stocks	1,716,282	(262,467)	1,735,100	18,817	1,978,749	1,990,476	11,727
Bonds	(157,704)	(6,260)	969	158,674	(151,444)	748	152,193
Others	(40,886)	(46,473)	30,994	71,881	5,587	37,469	31,882
Other money held in trust	78	(244)	78	—	322	322	—
Total	1,540,962	(287,145)	1,801,855	260,893	1,828,107	2,114,723	286,615
Stocks	1,748,612	(238,095)	1,769,389	20,777	1,986,707	2,075,981	89,274
Bonds	(166,846)	(2,156)	1,388	168,235	(164,690)	768	165,458
Others	(40,803)	(46,893)	31,078	71,881	6,090	37,972	31,882

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and beneficiary claims on loan trust and commodity investment trusts in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated using the average market prices during the final month of the respective reporting period. The rest of the securities are valuated at market prices as of the balance sheet date.
3. "Other securities" and "Other money held in trust" are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.

Asset Quality

I. Self-Assessment, Write-Offs, and Provisions
Self-Assessment

SMBC conducts rigorous self-assessment of asset quality using criteria based on the *Financial Inspection Manual* of the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants. Self-assessment is the latter stage of the obligor grading process for determining the borrower's ability to fulfill debt obligations, and the obligor grade criteria are consistent with the categories used in self-assessment.

At the same time, self-assessment is a preparatory task for ensuring SMBC's asset quality and calculating the appropriate level of write-offs and provisions. Each asset is assessed individually for its security and collectibility. Depending on the borrower's current situation, the borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers. Based on the borrower's category, claims on the borrower are classified into Classification I, II, III, and IV assets according to their default and impairment risk levels, taking into account such factors as collateral and guarantees. As part of the efforts to bolster risk management

throughout the Group, all consolidated subsidiaries carry out self-assessment in substantially the same manner.

Borrower Categories, Defined	
Normal Borrowers	Borrowers with good earnings performances and no significant financial problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined	
Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of uncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

Asset Write-Offs and Provisions

In cases where claims have been determined to be uncollectible, or deemed to be uncollectible, write-offs signify the recognition of losses on the account books with respect to such claims. Write-offs can be made either in the form of loss recognition by offsetting uncollectible amounts against corresponding balance sheet items, referred to as a direct write-off, or else by recognition of a loan loss provision on a contra-asset account in the amount deemed uncollectible, referred to as an indirect write-off. Recognition of indirect

write-offs is generally known as provision for reserve for possible loan losses.

SMBC's write-off and provision criteria for each self-assessment borrower category are shown in the table below. As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries use substantially the same standards as SMBC for write-offs and provisions.

Self-Assessment Borrower Categories	Standards for Write-Offs and Provisions
Normal Borrowers	Expected loss amount for the next 12 months is calculated for each grade based on the grade's historical bankruptcy rate, and the total amount is recorded as "provision for general reserve for possible loan losses."
Borrowers Requiring Caution	These assets are divided into groups according to the level of default risk. Amounts are recorded as provisions for general reserve in proportion to the expected losses based on the historical bankruptcy rate of each group. The groups are "claims on Substandard Borrowers" and "claims on other Borrowers Requiring Caution." The latter group is further subdivided according to the borrower's financial position, credit situation and other factors. Further, when cash flows can be estimated reasonably accurately, the discounted cash flow (DCF) method is applied mainly to large claims for calculating the provision amount.
Potentially Bankrupt Borrowers	A provision for specific reserve for possible loan losses is made for the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee or other means. Further, when cash flows can be estimated reasonably accurately, the DCF method is applied mainly to large claims for calculating the provision amount.
Effectively Bankrupt/ Bankrupt Borrowers	Classification III asset and Classification IV asset amounts for each borrower are calculated, and the full amount of Classification IV assets (deemed to be uncollectible or of no value) is written off in principle and provision for specific reserve is made for the full amount of Classification III assets.
Notes General reserve	Provisions made in accordance with general inherent default risk of loans, unrelated to specific individual loans or other claims
Specific reserve	Provisions made for claims that have been found uncollectible in part or in total (individually evaluated claims)

Discounted Cash Flow Method

SMBC uses the discounted cash flow (DCF) method to calculate the provision amounts for large claims on Substandard Borrowers and Potentially Bankrupt Borrowers when the cash flow from repayment of principal and interest received can be estimated reasonably accurately. SMBC then makes provisions equivalent to the excess of the book value of the claims over the said cash inflow discounted by the initial contractual interest rate or the effective interest rate at the time of origination.

One of the major advantages of the DCF method over conventional methods of calculating the provision amount is that it enables effective evaluation of each individual borrower. However, as the provision amount depends on the future cash flow estimated on the basis of the borrower's business reconstruction plan and DCF formula input values, such as the discount rate and the probability of the borrower going into bankruptcy, SMBC makes every effort to utilize up-to-date and correct data to realize the most accurate estimates possible.

II. Credit Cost

Credit cost, in the case of provisioning, is the total amount of provisions newly made, and in the case of write-offs, it is the amount of provision already made deducted from the uncollectible amount. The credit cost for the first half of fiscal 2007 for SMBC amounted to ¥114.2 billion, a year-on-year increase of ¥81.0 billion, due principally to provisions for reserve for possible subprime-related exposures losses, which had not been anticipated at the beginning of the term.

■ Credit Cost (SMBC Nonconsolidated; six months ended September 30, 2007)

(Billions of yen)

Credit cost	¥114.2
Provision for general reserve for possible loan losses	7.8
Write-off of loans	59.1
Provision for specific reserve for possible loan losses	44.5
Losses on sale of loans	4.7
Provision for loan loss reserve for specific overseas countries	(1.9)
Gains on collection of written-off claims	0.0
Reserve for possible loan losses	¥688.1
Amount of direct reduction	¥319.5

Note: Bracketed amount indicates gains.

■ Credit Cost (SMFG Consolidated; six months ended September 30, 2007)

(Billions of yen)

Total credit cost	¥143.1
Reserve for possible loan losses	¥930.6
Amount of direct reduction	¥517.4

■ Reserve for Possible Loan Losses (September 30, 2007)

(Billions of yen)

	SMBC (Nonconsolidated)	SMFG (Consolidated)
Reserve for possible loan losses	¥688.1	¥930.6
General reserve	538.6	706.5
Specific reserve	149.5	224.1
Loan loss reserve for specific overseas countries	0.0	0.0
Amount of direct reduction	¥319.5	¥517.4

III. Disclosure of Problem Assets and Off-Balancing

Disclosure of Problem Assets

Problem assets are loans and other claims of which recovery of either principal or interest appears doubtful, and are disclosed in accordance with the Banking Law (in which they are referred to as "risk-monitored loans") and the Financial Reconstruction Law (where they are referred to as "problem assets"). Problem assets are classified based on the borrower categories assigned during self-assessment. The following tables explain the asset classification stipulated by the Financial Reconstruction Law and the differences between risk-monitored loans and problem assets.

The disclosure of risk-monitored loans under the Banking Law corresponds exactly to the disclosure of problem assets based on the Financial Reconstruction Law, except for such non-loan assets as securities lending, import and export, accrued interest, suspense payments, customers' liabilities for acceptances and guarantees, and bank-guaranteed bonds sold through private placements, none of which are subject to disclosure.

Since overdue interest from borrowers classified under self-assessment as Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers is, as a rule, not recognized as accrued interest, the amount is not included in the problem assets disclosed on the basis of the Financial Reconstruction Law.

Classification of Problem Assets Based on the Financial Reconstruction Law	
Bankrupt and quasi-bankrupt assets	This category is defined as the sum of claims on Bankrupt Borrowers and Effectively Bankrupt Borrowers under self-assessment, excluding Classification IV assets, which are fully written off. Classification III assets are fully covered by reserves, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Doubtful assets	This category is defined as claims on Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III assets, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Substandard loans	This category is defined as claims on Borrowers Requiring Caution under self-assessment. This category comprises past due loans (three months or more) and restructured loans.
Normal assets	This category is defined as the term-end sum of loans, securities lending, import and export, accrued interest, suspense payments, customers' liabilities for acceptances and guarantees, and bank-guaranteed bonds sold through private placements that are not included in the other three categories.

❑ Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans



Problem Asset Disclosure Amounts

The amounts of problem assets (as defined in the Financial Reconstruction Law) and risk-monitored loans, as of September 30, 2007, are as follows. The balance of problem assets held by SMBC as of the end of September 2007 was ¥773.6 billion, an increase of ¥34.9 billion compared with the ¥738.7 billion recorded at March 31, 2007. The NPL ratio remained at 1.2%, the same level as at March 31, 2007. SMBC will continue working to prevent the reoccurrence of further NPL problems through support for corporate revitalization and by helping its customers to upgrade their borrower categories. In parallel with these initiatives, SMBC will continue taking proactive measures to further enhance the soundness of the bank's credit portfolio.

■ Problem Assets Based on the Financial Reconstruction Law (September 30, 2007)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2007	SMFG (Consolidated)
Bankrupt and quasi-bankrupt assets	¥ 109.3	¥ 0.4	¥ 184.6
Doubtful assets	340.4	40.3	437.3
Substandard loans	323.9	(5.8)	480.4
Subtotal	¥ 773.6	¥ 34.9	¥ 1,102.3
Normal assets	61,964.6	1,422.4	67,502.1
Total	¥62,738.2	¥1,457.3	¥68,604.4
Amount of direct reduction	¥ 319.5		¥ 517.4

Note: From March 31, 2007, SMBC has included bank-guaranteed bonds sold through private placements (SMBC guarantees all or part of the principal repayment and interest payment) among the items subject to disclosure as problem assets under the Financial Reconstruction Law.

■ Risk-Monitored Loans (September 30, 2007)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2007	SMFG (Consolidated)
Bankrupt loans	¥ 37.5	¥ 3.7	¥ 59.9
Non-accrual loans	387.5	29.9	533.3
Past due loans (3 months or more)	24.8	4.2	31.8
Restructured loans	299.1	(10.0)	441.9
Total	¥748.9	¥27.8	¥1,066.9
Amount of direct reduction	¥284.3		¥ 434.5

■ Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves (SMBC Nonconsolidated; September 30, 2007)

(Billions of yen)

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law	Classification under self-assessment				Reserve for possible loan losses		Reserve ratio
		Classification I	Classification II	Classification III	Classification IV			
Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets (1) ¥109.3	Portion of claims secured by collateral or guarantees, etc. (5) ¥99.4	Fully reserved ¥9.9	Direct write-offs (Note 1)		Specific reserve	¥14.1 (Note 2)	100% (Note 3)
Effectively Bankrupt Borrowers								
Potentially Bankrupt Borrowers	Doubtful assets (2) ¥340.4	Portion of claims secured by collateral or guarantees, etc. (6) ¥170.3	Necessary amount reserved ¥170.1				¥135.4 (Note 2)	79.6% (Note 3)
Borrowers Requiring Caution	Substandard loans (3) ¥323.9 (Claims to substandard borrowers)	Portion of substandard loans secured by collateral or guarantees, etc. (7) ¥98.4				General reserve	General reserve for substandard loans ¥102.9	45.5% (Note 3) 6.3% [10.8%] (Note 4) 16.0% (Note 3)
	Normal assets ¥61,964.6	Claims to borrowers requiring caution, excluding claims to substandard borrowers					¥538.6	
Normal Borrowers		Claims to normal borrowers						0.3% (Note 4)
				Loan loss reserve for specific overseas countries			¥0.0	

Total (4) ¥62,738.2	NPL ratio (A) / (4) 1.2% (Note 5)	Total reserve for possible loan losses	¥688.1	Reserve ratio (B) / (D) 62.3% (Note 6)
		(B) Specific reserve + General reserve for substandard loans	¥252.4	
(A) = (1) + (2) + (3) ¥773.6	Portion secured by collateral or guarantees, etc. (C) = (5) + (6) + (7) ¥368.1	Unsecured portion (D) = (A) – (C)	¥405.5	
		Coverage ratio [(B) + (C)] / (A)		80.2%

Notes: 1. Includes amount of direct reduction totaling ¥319.5 billion.

2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law. (Bankrupt/Effectively Bankrupt Borrowers: ¥4.2 billion; Potentially Bankrupt Borrowers: ¥9.4 billion)

3. Reserve ratios for claims on Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.

4. Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.

5. Ratio of problem assets to total assets subject to Financial Reconstruction Law

6. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans – Portion secured by collateral or guarantees, etc.)

Off-Balancing Problem Assets

The off-balancing (also known as "final disposal") of problem assets refers to the removal of such assets from the bank's balance sheet by way of sale, direct write-off or other means.

SMBC off-balanced ¥134.6 billion in problem assets during the period under review.

■ Breakdown of Off-Balancing (SMBC Nonconsolidated; September 30, 2007)

(Billions of yen)

	March 31, 2006 ①	Fiscal 2006		March 31, 2007 ②	First half of fiscal 2007		September 30, 2007 ③
		New occurrences	Off-balanced		New occurrences	Off-balanced	
Bankrupt and quasi-bankrupt assets	¥164.5	¥ 56.8	¥(112.4)	¥ 108.9	¥ 34.1	¥ (33.7)	¥109.3
Doubtful assets	473.4	300.8	(474.1)	300.1	141.2	(100.9)	340.4
Total	¥637.9	¥357.6	¥(586.5)	¥ 409.0	¥175.3	¥(134.6)	¥449.7

				Increase/Decrease (②–①)			Increase/Decrease (③–②)
Bankrupt and quasi-bankrupt assets				¥ (55.6)			¥ 0.4
Doubtful assets				(173.3)			40.3
Total				¥(228.9)			¥ 40.7

Subprime-related exposure

SMBC had approximately ¥95 billion in exposure related to subprime mortgage loans in the United States as of September 30, 2007. This was about 0.1% of total investments and loans.

SMBC sold subprime loan-related securitized products such as residential mortgage-backed securities (RMBS) and asset-backed securities/collateralized debt obligations (ABSCDO) of approximately ¥350 billion and recorded a loss on the sale of these products of approximately ¥4 billion in the first half of fiscal 2007. SMBC wrote off some of the remaining products with fair value below 50% of face value as of September 30, 2007. Write-offs totaled approximately ¥17 billion, and the book value after the write-offs was approximately ¥70 billion as of September 30, 2007.

SMBC provided warehousing loans of approximately ¥40 billion in the United States as of September 30, 2007, and approximately ¥25 billion of this amount is collateralized with subprime loan-related assets. Consequently, SMBC has established loss provisions for such loans in the amount of approximately ¥11 billion, using the discounted cash flow method.

The abovementioned combined amount of loss, expenses incurred, and cost on the sale and write-down of investment, and provision to reserves carried out in the first half of fiscal 2007 was approximately ¥32 billion. However, this was offset by an increase in dealing gains by SMBC's Treasury Unit, including bond-related gains amid declining interest rates in domestic and overseas markets arising from the subprime loans issue.

SMBC held net unrealized losses on securitized products such as RMBS and ABSCDO, etc. of approximately ¥18 billion against book value of approximately ¥70 billion as of September 30, 2007, while it held net unrealized gains on total "Other Securities" of approximately ¥1,500 billion.

Subsidiaries other than SMBC (including subsidiaries of SMBC) had no subprime-related exposure as of September 30, 2007, and most of the assets held by ABCP programs which SMBC sponsors are receivables of corporate clients, and do not include subprime loan-related assets as of September 30, 2007.

The following comments relating to the subprime securities issue were made by SMFG at the announcement of business results for the fiscal 2007 first-half period, on November 19, 2007. For up-to-date information, please see our website.
More recently, as of November 8, 2007, SMBC reflected the deterioration of the subprime-related securities due to the massive downgrading by rating agencies, and held net unrealized losses on RMBS and ABSCDO, etc. of approximately ¥50 billion. This was an increase of approximately ¥32 billion in losses compared with September 30, 2007. In addition, related to warehousing loans, the fair value of underlying subprime loan-related assets declined by approximately ¥5 billion from September 30, 2007. On the other hand, SMBC held net unrealized gains on total "Other Securities" of approximately ¥1,600 billion as of October 31, 2007.

■ Loan portfolio (approximately ¥55 trillion)

Domestic operations approximately ¥47.0 trillion	Overseas operations approximately ¥8.0 trillion

Subprime loan-related exposures (as of September 30, 2007)

Warehousing loans (approximately ¥25 billion)

- Warehousing loans are credit facilities to investment banks creating securitization products that are provided until the products are sold.
- SMBC held warehousing loans of approximately ¥40 billion in the U.S., of which approximately ¥25 billion is collateralized with subprime loan-related assets. SMBC posted approximately ¥11 billion in loss provision for such loans, reflecting the sharp drop in collateral value.

■ Securities portfolio (approximately ¥20 trillion)

Domestic bonds approximately ¥10.5 trillion	Domestic equities approximately ¥4.4 trillion	Others approximately ¥4.9 trillion

Investment balances of RMBS and ABSCDO (approximately ¥70 billion)

- SMBC sold approximately ¥350 billion and recorded loss on sale of approximately ¥4 billion in the first half of fiscal 2007.
- SMBC held approximately ¥70 billion as of September 30, 2007 (book value basis, after write-offs totaling approximately ¥17 billion).
- Valuation loss was approximately ¥18 billion as of September 30, 2007.

Note: Balances of SMBC are on a nonconsolidated basis as of September 30, 2007.



Financial Section

Consolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
September 30, 2007 and 2006, and March 31, 2007

| | Millions of yen | | | Millions of U.S. dollars |
| | September 30 | | March 31 | September 30 |
	2007	2006	2007	2007
Assets				
Cash and due from banks	¥ 2,452,448	¥ 2,478,784	¥ 1,927,024	$ 21,241
Deposits with banks	3,491,711	1,532,202	2,109,831	30,242
Call loans and bills bought	1,383,235	1,462,077	1,107,078	11,980
Receivables under resale agreements	371,109	110,257	76,551	3,214
Receivables under securities borrowing transactions	1,064,257	1,178,045	2,276,894	9,218
Commercial paper and other debt purchased	1,102,863	940,702	963,916	9,552
Trading assets	3,491,395	3,404,589	3,277,885	30,239
Money held in trust	2,627	2,820	2,924	23
Securities	20,599,844	22,351,635	20,537,500	178,415
Loans and bills discounted	60,193,566	59,184,457	58,689,322	521,337
Foreign exchanges	926,162	929,490	881,436	8,022
Other assets	3,900,851	3,257,139	3,349,949	33,785
Tangible fixed assets	819,772	706,702	817,567	7,100
Intangible fixed assets	232,682	228,885	234,896	2,015
Lease assets	1,014,350	991,699	1,001,346	8,785
Deferred tax assets	915,876	1,023,325	887,224	7,932
Customers' liabilities for acceptances and guarantees	4,895,451	3,748,150	3,606,050	42,400
Reserve for possible loan losses	(930,577)	(978,999)	(889,093)	(8,060)
Total assets	**¥105,927,629**	**¥102,551,964**	**¥100,858,309**	**$917,440**

(Continued)

| | Millions of yen | | | Millions of U.S. dollars |
| | September 30 | | March 31 | September 30 |
	2007	2006	2007	2007
Liabilities and net assets				
Liabilities				
Deposits	¥ 75,454,058	¥ 74,657,906	¥ 74,745,441	$653,508
Call money and bills sold	2,191,690	2,562,041	2,286,698	18,982
Payables under repurchase agreements	143,980	805,915	140,654	1,247
Payables under securities lending transactions	2,747,480	3,141,635	1,516,342	23,796
Trading liabilities	2,165,097	1,932,323	1,942,973	18,752
Borrowed money	4,395,401	3,061,744	3,214,137	38,069
Foreign exchanges	341,203	329,273	323,890	2,955
Short-term bonds	438,300	405,100	439,600	3,796
Bonds	4,030,059	4,155,770	4,093,525	34,904
Due to trust account	45,893	50,733	65,062	398
Other liabilities	3,622,023	2,920,902	2,981,714	31,370
Reserve for employee bonuses	25,754	22,868	27,513	223
Reserve for employee retirement benefits	37,594	33,864	34,424	326
Reserve for executive retirement benefits	6,995	—	7,371	61
Reserve for reimbursement of deposits	11,716	—	—	101
Reserve under special law	1,137	1,136	1,137	10
Deferred tax liabilities	55,589	49,876	50,953	481
Deferred tax liabilities for land revaluation	49,347	49,929	49,536	427
Acceptances and guarantees	4,895,451	3,748,150	3,606,050	42,400
Total liabilities	100,658,776	97,929,171	95,527,029	871,806
Net assets				
Capital stock	1,420,877	1,420,877	1,420,877	12,306
Capital surplus	57,869	276,570	57,773	501
Retained earnings	1,491,378	1,188,399	1,386,436	12,917
Treasury stock	(123,855)	(50,178)	(123,454)	(1,072)
Total stockholders' equity	2,846,269	2,835,668	2,741,632	24,652
Net unrealized gains on other securities	1,065,875	823,213	1,262,135	9,232
Net deferred losses on hedges	(93,158)	(88,079)	(87,729)	(807)
Land revaluation excess	37,339	37,948	37,605	323
Foreign currency translation adjustments	(8,428)	(47,909)	(30,656)	(73)
Total valuation and translation adjustments	1,001,628	725,173	1,181,353	8,675
Stock acquisition rights	27	4	14	0
Minority interests	1,420,928	1,061,946	1,408,279	12,307
Total net assets	5,268,853	4,622,792	5,331,279	45,634
Total liabilities and net assets	¥105,927,629	¥102,551,964	¥100,858,309	$917,440

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Income (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2007 and 2006, and year ended March 31, 2007

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2007	2006	2007	2007
Income				
Interest income:	¥1,082,577	¥ 909,808	¥1,979,069	$ 9,376
Interest on loans and discounts	788,028	664,011	1,404,060	6,825
Interest and dividends on securities	167,526	157,718	369,770	1,451
Trust fees	2,262	1,416	3,508	20
Fees and commissions	346,671	337,322	705,998	3,003
Trading profits	118,362	54,496	127,561	1,025
Other operating income	488,686	501,121	1,003,632	4,232
Other income	40,541	69,870	128,017	351
Total Income	2,079,102	1,874,035	3,947,786	18,007
Expenses				
Interest expenses:	483,002	350,193	810,476	4,183
Interest on deposits	303,215	220,348	500,555	2,626
Fees and commissions	53,232	53,927	96,812	461
Trading losses	—	2,883	1,936	—
Other operating expenses	479,774	511,352	1,004,370	4,155
General and administrative expenses	477,357	432,705	888,561	4,135
Provision for reserve for possible loan losses	73,113	—	23,663	633
Other expenses	162,287	121,672	315,175	1,406
Total expenses	1,728,767	1,472,733	3,140,996	14,973
Income before income taxes and minority interests	350,334	401,302	806,790	3,034
Income taxes:				
Current	53,951	42,273	87,818	467
Deferred	89,270	86,218	218,770	773
Minority interests in net income	36,519	29,149	58,850	317
Net Income	¥ 170,592	¥ 243,660	¥ 441,351	$ 1,477

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Changes in Net Assets (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2007 and 2006, and year ended March 31, 2007

Millions of yen

Six months ended September 30, 2007	Stockholders' equity					Valuation and translation adjustments					Stock acquisition rights	Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance at March 31, 2007	¥1,420,877	¥57,773	¥1,386,436	¥(123,454)	¥2,741,632	¥1,262,135	¥(87,729)	¥37,605	¥(30,656)	¥1,181,353	¥14	¥1,408,279	¥5,331,279
Changes in the six months:													
Cash dividends			(65,911)		(65,911)								(65,911)
Net income			170,592		170,592								170,592
Acquisition of own shares				(641)	(641)								(641)
Disposal of treasury shares		96		240	337								337
Increase due to increase in subsidiaries			1		1								1
Increase due to decrease in subsidiaries			4		4								4
Decrease due to increase in subsidiaries			(6)		(6)								(6)
Decrease due to decrease in subsidiaries			(3)		(3)								(3)
Transfer from land revaluation excess			263		263								263
Net changes in the items other than stockholders' equity in the six months						(196,259)	(5,428)	(265)	22,228	(179,725)	12	12,649	(167,063)
Net changes in the six months	—	96	104,941	(400)	104,636	(196,259)	(5,428)	(265)	22,228	(179,725)	12	12,649	(62,426)
Balance at September 30, 2007	¥1,420,877	¥57,869	¥1,491,378	¥(123,855)	¥2,846,269	¥1,065,875	¥(93,158)	¥37,339	¥(8,428)	¥1,001,628	¥27	¥1,420,928	¥5,268,853

Millions of U.S. dollars

Six months ended September 30, 2007	Stockholders' equity					Valuation and translation adjustments					Stock acquisition rights	Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance at March 31, 2007	$12,306	$500	$12,008	$(1,069)	$23,745	$10,932	$(760)	$326	$(266)	$10,232	$0	$12,197	$46,174
Changes in the six months:													
Cash dividends			(570)		(570)								(570)
Net income			1,477		1,477								1,477
Acquisition of own shares				(5)	(5)								(5)
Disposal of treasury shares		1		2	3								3
Increase due to increase in subsidiaries			0		0								0
Increase due to decrease in subsidiaries			0		0								0
Decrease due to increase in subsidiaries			(0)		(0)								(0)
Decrease due to decrease in subsidiaries			(0)		(0)								(0)
Transfer from land revaluation excess			2		2								2
Net changes in the items other than stockholders' equity in the six months						(1,700)	(47)	(3)	193	(1,557)	0	110	(1,447)
Net changes in the six months	—	1	909	(3)	907	(1,700)	(47)	(3)	193	(1,557)	0	110	(540)
Balance at September 30, 2007	$12,306	$501	$12,917	$(1,072)	$24,652	$8,232	$(807)	$323	$(73)	$8,675	$0	$12,307	$45,634

See accompanying notes to interim consolidated financial statements.

Millions of yen

Six months ended September 30, 2006	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	¥1,420,877	¥1,229,225	¥ 992,064	¥ (4,393)	¥3,637,773	¥819,927	¥ —	¥38,173	¥(41,475)	¥816,625	¥—	¥1,113,025	¥5,567,424
Changes in the six months:													
Increase due to exchange of shares....		221,365			221,365								221,365
Cash dividends			(47,951)		(47,951)								(47,951)
Net income			243,660		243,660								243,660
Acquisition of own shares				(1,219,877)	(1,219,877)								(1,219,877)
Disposal of treasury shares		15		56	71								71
Retirement of treasury shares		(1,174,036)		1,174,036	—								—
Increase due to increase in subsidiaries			391		391								391
Increase due to decrease in subsidiaries			11		11								11
Decrease due to increase in subsidiaries			(6)		(6)								(6)
Decrease due to decrease in subsidiaries			(2)		(2)								(2)
Transfer from land revaluation excess			231		231								231
Net changes in the items other than stockholders' equity in the six months						3,285	(88,079)	(224)	(6,434)	(91,452)	4	(51,078)	(142,526)
Net changes in the six months	—	(952,655)	196,335	(45,785)	(802,105)	3,285	(88,079)	(224)	(6,434)	(91,452)	4	(51,078)	(944,631)
Balance at September 30, 2006	¥1,420,877	¥ 276,570	¥1,188,399	¥ (50,178)	¥2,835,668	¥823,213	¥(88,079)	¥37,948	¥(47,909)	¥725,173	¥ 4	¥1,061,946	¥4,622,792

Millions of yen

Year ended March 31, 2007	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	¥1,420,877	¥1,229,225	¥ 992,064	¥ (4,393)	¥3,637,773	¥ 819,927	¥ —	¥38,173	¥(41,475)	¥ 816,625	¥—	¥1,113,025	¥5,567,424
Changes in the year													
Increase due to exchange of shares....		221,365			221,365								221,365
Cash dividends			(47,951)		(47,951)								(47,951)
Net income			441,351		441,351								441,351
Acquisition of own shares				(1,519,599)	(1,519,599)								(1,519,599)
Disposal of treasury shares		3,459		4,260	7,720								7,720
Retirement of treasury shares		(1,396,277)		1,396,277	—								—
Increase due to increase in subsidiaries			396		396								396
Increase due to decrease in subsidiaries			22		22								22
Decrease due to increase in subsidiaries			(16)		(16)								(16)
Decrease due to decrease in subsidiaries			(5)		(5)								(5)
Transfer from land revaluation excess			575		575								575
Net changes in the items other than stockholders' equity in the year						442,207	(87,729)	(568)	10,818	364,728	14	295,254	659,996
Net changes in the year	—	(1,171,452)	394,372	(119,061)	(896,141)	442,207	(87,729)	(568)	10,818	364,728	14	295,254	(236,144)
Balance at March 31, 2007	¥1,420,877	¥ 57,773	¥1,386,436	¥ (123,454)	¥2,741,632	¥1,262,135	¥(87,729)	¥37,605	¥(30,656)	¥1,181,353	¥14	¥1,408,279	¥5,331,279

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2007 and 2006, and year ended March 31, 2007

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2007	2006	2007	2007
1. Cash flows from operating activities:				
Income before income taxes and minority interests	¥ 350,334	¥ 401,302	¥ 806,790	$ 3,034
Depreciation of fixed assets	39,470	38,389	78,869	342
Depreciation of lease assets	170,242	167,651	335,399	1,474
Losses on impairment of fixed assets	3,205	2,006	30,548	28
Amortization of goodwill	4,182	2,070	4,858	36
Equity in (earnings) losses of affiliates	(19,030)	32,344	104,170	(165)
Losses (gains) on sale of subsidiaries' shares and gains on change in equity of subsidiary	106	(5,121)	(5,072)	1
Net change in reserve for possible loan losses	13,038	(56,241)	(146,971)	113
Net change in reserve for employee bonuses	(2,603)	(2,512)	2,128	(23)
Net change in reserve for employee retirement benefits	412	(3,200)	(2,639)	4
Net change in reserve for executive retirement benefits	(444)	—	7,371	(4)
Net change in reserve for reimbursement of deposits	11,716	—	—	101
Interest income	(1,082,577)	(909,808)	(1,979,069)	(9,376)
Interest expenses	483,002	350,193	810,476	4,183
Net losses on securities	49,784	56,013	71,686	431
Net gains from money held in trust	(245)	(0)	(0)	(2)
Net exchange (gains) losses	36,271	(41,522)	(103,541)	314
Net losses from disposal of fixed assets	84	1,327	3,067	1
Net gains from disposal of lease assets	(1,987)	(473)	(1,364)	(17)
Net change in trading assets	(198,303)	628,566	767,067	(1,718)
Net change in trading liabilities	206,229	(965,531)	(969,090)	1,786
Net change in loans and bills discounted	(1,564,926)	(1,909,796)	(1,376,693)	(13,554)
Net change in deposits	818,665	1,332,022	1,307,266	7,090
Net change in negotiable certificates of deposit	(62,963)	(222,330)	(136,304)	(545)
Net change in borrowed money (excluding subordinated debt)	859,543	934,051	1,141,752	7,445
Net change in deposits with banks	(1,379,961)	410,829	(157,092)	(11,952)
Net change in call loans and bills bought and others	(694,085)	(981,573)	(612,297)	(6,011)
Net change in receivables under securities borrowing transactions	1,212,637	778,605	(320,243)	10,503
Net change in call money and bills sold and others	(95,414)	(5,047,597)	(5,994,528)	(826)
Net change in commercial paper	—	(10,000)	(10,000)	—
Net change in payables under securities lending transactions	1,231,137	394,509	(1,230,782)	10,663
Net change in foreign exchanges (assets)	(43,849)	18,596	66,917	(380)
Net change in foreign exchanges (liabilities)	16,960	(118,530)	(124,047)	147
Net change in short-term bonds (liabilities)	(1,300)	21,200	55,700	(11)
Issuance and redemption of bonds (excluding subordinated bonds)	(135,716)	(95,170)	(198,091)	(1,175)
Net change in due to trust account	(19,169)	(267,864)	(253,534)	(166)
Interest received	1,070,519	905,873	1,966,949	9,272
Interest paid	(454,539)	(324,296)	(774,678)	(3,937)
Other, net	410,817	240,032	197,841	3,558
Subtotal	1,231,246	(4,245,985)	(6,637,179)	10,664
Income taxes paid	6,590	(84,921)	(123,561)	57
Net cash provided by (used in) operating activities	¥ 1,237,836	¥ (4,330,906)	¥ (6,760,740)	$ 10,721

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2007	2006	2007	2007
2. Cash flows from investing activities:				
Purchases of securities	¥(17,909,744)	¥(18,563,216)	¥(35,085,809)	$(155,116)
Proceeds from sale of securities	10,576,473	11,389,367	21,544,154	91,603
Proceeds from maturity of securities	6,891,933	10,257,301	18,886,454	59,691
Purchases of money held in trust	(547)	—	—	(5)
Proceeds from sale of money held in trust	796	—	—	7
Purchases of tangible fixed assets	(24,122)	(24,041)	(193,614)	(209)
Proceeds from sale of tangible fixed assets	2,059	3,545	8,474	18
Purchases of intangible fixed assets	(23,015)	(23,957)	(57,506)	(199)
Proceeds from sale of intangible fixed assets	20	4	6	0
Purchases of lease assets	(200,317)	(180,717)	(383,526)	(1,735)
Proceeds from sale of lease assets	21,044	21,565	48,392	182
Proceeds from sale of stocks of subsidiaries	198	3,468	3,745	2
Purchases of stocks of subsidiaries	(3,453)	—	(1,317)	(30)
Net cash (used in) provided by investing activities	**(668,677)**	2,883,317	4,769,454	**(5,791)**
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	25,000	10,000	20,000	217
Repayment of subordinated debt	(63,000)	(15,000)	(83,000)	(546)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	90,000	120,000	196,951	779
Repayment of subordinated bonds and bonds with stock acquisition rights	(19,700)	(126,829)	(181,283)	(171)
Dividends paid	(65,837)	(47,904)	(47,926)	(570)
Proceeds from minority stockholders	3,425	30,740	360,362	30
Dividends paid to minority stockholders	(33,704)	(30,883)	(46,724)	(292)
Purchases of treasury stock	(641)	(1,174,922)	(1,474,644)	(6)
Proceeds from disposal of treasury stock	770	71	11,320	7
Net cash used in financing activities	**(63,688)**	(1,234,728)	(1,244,945)	**(552)**
4. Effect of exchange rate changes on cash and due from banks	**1,082**	1,279	3,434	**9**
5. Net change in cash and due from banks	**506,553**	(2,681,038)	(3,232,797)	**4,387**
6. Cash and due from banks at beginning of period	**1,927,024**	5,159,822	5,159,822	**16,690**
7. Change in cash and due from banks due to newly consolidated subsidiaries	**18,869**	0	0	**164**
8. Cash and due from banks at end of period	**¥ 2,452,448**	¥ 2,478,784	¥ 1,927,024	**$ 21,241**

See accompanying notes to interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2007

I. Significant Accounting Policies

1. Scope of consolidation

(1) Consolidated subsidiaries: 185 companies

Principal companies:

    Sumitomo Mitsui Banking Corporation (SMBC)
    THE MINATO BANK, LTD.
    Kansai Urban Banking Corporation
    Sumitomo Mitsui Banking Corporation Europe Limited
    Manufacturers Bank
    SMBC Leasing Company, Limited
    Sumitomo Mitsui Card Company, Limited
    QUOQ Inc.
    SMBC Finance Service Co., Ltd.
    SMBC Friend Securities Co., Ltd.
    The Japan Research Institute, Limited
    SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the six months ended September 30, 2007 are as follows:

Thirteen companies including QUOQ Inc. were newly consolidated due mainly to an increase in shareholding ratio.

SMFG Corporate Recovery Servicer Co., Ltd. was excluded from the scope of consolidation because it was no longer a subsidiary due to liquidation. Eight companies including SMLC ANTLIA CO., LTD. became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company:

    SBCS Co., Ltd.

One hundred and twenty-seven subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of the Interim Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are so immaterial that they do not hinder a rational judgment of the financial position and results of operations of Sumitomo Mitsui Financial Group, Inc. (SMFG) when excluded from the scope of consolidation.

Information on the fourteen special purpose entities, which are not regarded as subsidiaries pursuant to Article 8 Paragraph 7 of the Financial Statements Regulations, is reported in Note X.

"Implementation Guidance on Disclosures about Certain Special Purpose Entities" (Accounting Standards Board of Japan ("ASBJ") Guidance No. 15, issued on March 29, 2007) is effective from the fiscal year beginning on or after April 1, 2007, and SMFG has applied the guidance from the six months ended September 30, 2007.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: 3 companies

Principal company:

    SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method: 63 companies

Principal companies:

    Promise Co., Ltd.
    Central Finance Co., Ltd.
    Daiwa Securities SMBC Co. Ltd.
    NIF SMBC Ventures Co., Ltd.
    Daiwa SB Investments Ltd.
    Sumitomo Mitsui Asset Management Company, Limited

Changes in affiliates in the six months ended September 30, 2007 are as follows:

Ten companies including Central Finance Co., Ltd. newly became affiliated companies accounted for by the equity method due mainly to acquirement of shares.

Three companies including QUOQ Inc. were excluded from the scope of affiliated companies accounted for by the equity method because they became consolidated subsidiaries. Three companies including NIF Capital Management Co., Ltd. were also excluded due mainly to merger.

(3) Unconsolidated subsidiaries that are not accounted for by the equity method

One hundred and twenty-seven subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of the Interim Consolidated Financial Statements Regulations.

(4) Affiliates that are not accounted for by the equity method

Principal company:

    Daiwa SB Investments (USA) Ltd.

Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of equity method.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim balance sheet dates of the consolidated subsidiaries are as follows:

September 30, 2007

December 31	4
January 31	1
March 31	8
April 30	2
May 31	2
June 30	71
July 31	5
August 31	4
September 30	88

(2) The subsidiaries whose interim balance sheet dates are December 31 are consolidated after the accounts were provisionally closed as of June 30 or August 31 for the purpose of consolidation. In case of the subsidiary whose interim balance sheet date is January 31, it is consolidated after the accounts were provisionally closed as of July 31. As for the subsidiaries whose interim balance sheet dates are March 31, May 31 and July 31, their financial statements are consolidated based on the provisional financial statements closed as of September 30. The subsidiaries whose interim balance sheet dates are April 30 are consolidated based on the accounts closed as of July 31 or September 30 for the purpose of consolidation. The other subsidiaries are consolidated on the basis of their respective interim balance sheet dates.

Appropriate adjustments are made for material transactions during the periods from their respective interim balance sheet dates to the interim consolidated closing date.

4. Accounting methods

(1) Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the interim consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses."

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

"Trading profits" and "Trading losses" include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the previous fiscal year-end and this interim period-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this interim period-end are also recorded in the above-mentioned accounts.

(2) Standards for recognition and measurement of securities

(a) Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.

Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the interim period, and bonds and others that have market prices are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets."

(b) Securities included in money held in trust are carried in the same method as for securities mentioned above.

(3) Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

(4) Depreciation

(a) Depreciation of tangible fixed assets and lease assets

Tangible fixed assets owned by SMFG and SMBC are depreciated using the straight-line method. Equipments are depreciated using the declining-balance method. The depreciation cost for the interim period is calculated by proportionally allocating the estimated annual cost to the interim period. The estimated useful lives of major items are as follows:

Buildings: 7 to 50 years

Equipment: 2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

In accordance with the amendment of the corporate tax laws in this fiscal year, the tangible fixed assets acquired on or after April 1, 2007 are depreciated based on the depreciation method under the amended corporate tax laws. This accounting change had no material impact on the interim consolidated financial statements.

As for the tangible fixed assets acquired before April 1, 2007, from this interim period, their residual values are depreciated over five years using the straight-line method after the fiscal year in which the depreciable limit is reached. This accounting change had no material impact on the interim consolidated financial statements.

(b) Depreciation of intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically five years).

(5) Reserve for possible loan losses

Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥517,426 million ($4,481 million) at September 30, 2007.

(6) Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this interim period.

(7) Reserve for employee retirement benefits

Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the interim period-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost for the six months ended September 30, 2007 is amortized using the straight-line method, primarily over nine years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) for the six months ended September 30, 2007 is amortized using the straight-line method, primarily over nine years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(8) Reserve for executive retirement benefits

Reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the interim period-end based on our internal regulations.

Retirement benefits to directors, corporate auditors and other executive officers were formerly expensed when they were paid, but SMFG started recording "reserve for executive retirement benefits" in the second half of the year ended March 31, 2007. As a result, "Income before income taxes and minority interests" for the six months ended September 30, 2006 were excessively recorded by ¥6,241 million as compared with the revised method.

(9) Reserve for reimbursement of deposits

Reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursement experience. Formerly, deposits which had been derecognized as liabilities were expensed when they were actually reimbursed. However, from the six months ended September 30, 2007, such reserve is provided in the estimated amount as described above in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No. 42) of April 13, 2007. .

As a result, Income before income taxes and minority interests decreased by ¥11,716 million ($101 million) as compared with the former method.

(10) Reserve under special law

Reserve under special law is a reserve for contingent liabilities from financial instruments transactions of ¥1,137 million ($10 million) pursuant to Article 46-5 and Article 48-3 of the Financial Instruments and Exchange Law.

Reserve for contingent liabilities from financial futures and securities transactions, which were formerly recognized in accordance with Article 81 of the Financial Futures Transactions Law and Article 51 of the Securities and Exchange Law, respectively, are stated as Reserve for contingent liabilities from financial instruments transactions from the six months

ended September 30, 2007 in accordance with the enforcement of the Financial Instruments and Exchange Law on September 30, 2007.

(11) Translation of foreign currency assets and liabilities
SMFG and SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(12) Accounting method for lease transactions
Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for by the same method as operating leases.

Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:

(a) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(b) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(13) Hedge accounting
(a) Hedging against interest rate changes
As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using

"macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. Gross amounts of deferred hedge losses and gains on "macro hedge" (before deducting tax effect) at September 30, 2007 were ¥28,190 million ($244 million) and ¥20,294 million ($176 million), respectively.

(b) Hedging against currency fluctuations
SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(c) Transactions between consolidated subsidiaries
As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method

that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No. 19).

(14) Consumption tax

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for by using the tax-excluded method.

(15) Tax effect accounting

On the premise that transfer to and from the reserve for losses on overseas investments will be conducted through appropriation of retained earnings (deficit) at the end of this fiscal year of SMFG and its consolidated domestic subsidiaries, current and deferred income taxes are recorded in the amount corresponding to the interim consolidated period.

(16) Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd. and SMBC Leasing Company, Limited is amortized using the straight-line method over twenty years and five years, respectively. Goodwill on other companies is charged or credited to income directly when incurred or benefited.

(17) Application of new accounting standards

(a) From the six months ended September 30, 2007, SMFG has applied Article 30-2 of the "Accounting Practices for Tax Effect Accounting on Consolidated Financial Statements" (JICPA Accounting Practice Committee Report No. 6, issued on March 29, 2007) to sales of investments such as shares of subsidiaries within the group companies. As a result, net income decreased by ¥18,925 million ($164 million) compared with the former method.

(b) Provisions on the scope of securities stipulated by regulations such as the "Accounting Standards for Financial Instruments" (ASBJ Statement No. 10) and the "Accounting Practices for Financial Instruments" (JICPA Accounting Practice Committee Report No. 14) were partially revised on June 15 and July 4, 2007, respectively, and became effective from the fiscal year and interim period ending on and after the implementation day of the Financial Instruments and Exchange Law. SMFG, accordingly, has applied the revised accounting standards and practices from this interim period.

5. Statements of cash flows

For the purposes of the interim consolidated statements of cash flows, cash and cash equivalents represent cash and due from banks.

6. Others

Amounts less than one million yen have been omitted. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts. The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2007, which was ¥115.46 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

II. Notes to Consolidated Balance Sheet

1. Securities include ¥438,588 million ($3,799 million) of stocks of unconsolidated subsidiaries and affiliates and ¥5,012 million ($43 million) of investments.

2. Japanese government bonds and stocks as sub-accounts of Securities include ¥78,271 million ($678 million) of unsecured loaned securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, ¥913,839 million ($7,915 million) of securities are pledged, and ¥451,439 million ($3,910 million) of securities are held in hand as of the interim consolidated balance sheet date.

3. Bankrupt loans and Non-accrual loans were ¥59,904 million ($519 million) and ¥533,325 million ($4,619 million), respectively.

"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No. 97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons. "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

4. Past due loans (3 months or more) totaled ¥31,769 million ($275 million).

"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

5. Restructured loans totaled ¥441,944 million ($3,828 million).

"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

6. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥1,066,944 million ($9,241 million).

The amounts of loans presented in 3. to 6. above are the amounts before deduction of reserve for possible loan losses.

7. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥867,838 million ($7,516 million).

8. Assets pledged as collateral were as follows:

September 30, 2007	Millions of yen	Millions of U.S. dollars
Assets pledged as collateral:		
Cash and due from banks and		
Deposits with banks......................	¥ 106,326	$ 921
Trading assets.................................	617,814	5,351
Securities	4,993,694	43,250
Loans and bills discounted	223,360	1,935
Other assets (installment account		
receivable, etc.)	2,922	25
Liabilities corresponding to		
assets pledged as collateral:		
Deposits..	¥ 20,529	$ 178
Call money and bills sold.................	1,065,000	9,224
Payables under repurchase		
agreements....................................	142,939	1,238
Payables under securities		
lending transactions.......................	2,431,734	21,061
Trading liabilities............................	165,806	1,436
Borrowed money..............................	1,865,904	16,161
Other liabilities	22,643	196
Acceptances and guarantees	163,430	1,415

In addition, Cash and due from banks and Deposits with banks of ¥7,188 million ($62 million), Trading assets of ¥272,293 million ($2,358 million), Securities of ¥2,779,447 million ($24,073 million) and Loans and bills discounted of ¥591,044 million ($5,119 million) were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

At September 30, 2007, other assets included surety deposits of ¥84,093 million ($728 million) and variation margins of futures markets of ¥6,765 million ($59 million).

9. Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments at September 30, 2007 was ¥40,096,806 million ($347,279 million), and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time at September 30, 2007 was ¥33,680,296 million ($291,705 million), respectively.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

10. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law

effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation" and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Date of the revaluation:
SMBC: March 31, 1998 and March 31, 2002
Certain other consolidated subsidiaries:
March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law):
SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No. 119) effective March 31, 1998. Certain other consolidated subsidiaries: Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No. 119.

11. Accumulated depreciation on tangible fixed assets and accumulated depreciation on lease assets amounted to ¥568,380 million ($4,923 million) and ¥1,605,376 million ($13,904 million), respectively.

12. Deferred gain on tangible fixed assets deductible for tax purposes amounted to ¥67,070 million ($581 million).

13. The balance of subordinated debt included in "Borrowed money" was ¥521,500 million ($4,517 million).

14. The balance of subordinated bonds included in "Bonds" was ¥2,255,632 million ($19,536 million).

III. Notes to Consolidated Statement of Income

1. "Other income" included gains on sales of stocks and other securities of ¥14,293 million ($124 million), equity in earnings of affiliates of ¥19,030 million ($165 million), gains on disposal of fixed assets of ¥1,163 million ($10 million) and gains on collection of written-off claims of ¥386 million ($3 million).

2. "Other expenses" included write-off of loans of ¥65,014 million ($563 million), write-off of stocks of ¥60,350 million ($523 million), losses on impairment of fixed assets of ¥3,205 million ($28 million) and losses on disposal of fixed assets of ¥1,247 million ($11 million).

3. The difference between the recoverable amount and the book value of the following assets is recognized as "Losses on impairment of fixed assets" and included in "Other expenses" in this interim period.

Six months ended September 30, 2007

Area	Purpose of use	Type	Millions of yen	Millions of U.S. dollars
Tokyo metropolitan area...	Branches (4 branches)	Land and premises etc.	¥ 41	$ 0
	Idle assets (11 items)		280	3
Kinki area........................	Branches (1 branch)	Land and premises etc.	51	1
	Idle assets (8 items)		2,553	22
Other...............................	Branches (9 branches)	Land and premises etc.	17	0
	Idle assets (8 items)		262	2

At SMBC, a consolidated subsidiary of SMFG, every branch, which continuously manages and determines income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets which do not have identifiable cash flows (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

On assets which investments are not expected to be recovered, SMBC and other consolidated subsidiaries reduced the carrying amounts of idle assets, in the case of SMBC, and those of idle assets and branches, in the case of SMFG and other consolidated subsidiaries, to their recoverable amounts and recognized the relevant losses as "losses on impairment of fixed assets," which is included in "Other expenses." Recoverable amounts are calculated using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

IV. Notes to Consolidated Statement of Changes in Net Assets

1. Type and number of shares issued and treasury shares

Six months ended September 30, 2007	March 31, 2007	Increase	Decrease	September 30, 2007
Shares issued				
Common stock........................	7,733,653.77	—	—	7,733,653.77
Preferred stock (1st series type 4)........	4,175	—	—	4,175
Preferred stock (2nd series type 4)........	4,175	—	—	4,175
Preferred stock (3rd series type 4)........	4,175	—	—	4,175
Preferred stock (4th series type 4)........	4,175	—	—	4,175
Preferred stock (5th series type 4)........	4,175	—	—	4,175
Preferred stock (6th series type 4)........	4,175	—	—	4,175
Preferred stock (7th series type 4)........	4,175	—	—	4,175
Preferred stock (8th series type 4)........	4,175	—	—	4,175
Preferred stock (9th series type 4)........	4,175	—	—	4,175
Preferred stock (10th series type 4)........	4,175	—	—	4,175
Preferred stock (11th series type 4)........	4,175	—	—	4,175
Preferred stock (12th series type 4)........	4,175	—	—	4,175
Preferred stock (1st series type 6)........	70,001	—	—	70,001
Total......................	7,853,754.77	—	—	7,853,754.77
Treasury shares				
Common stock........................	168,630.95	583.58[1]	424.62[2]	168,789.91
Total......................	168,630.95	583.58	424.62	168,789.91

(Number of shares)

[1] Increase in number of treasury shares (common stock) of 583.58 due to purchase of fractional shares

[2] Decrease in number of treasury shares (common stock) of 130.62 due to sale of fractional shares and delivery of shares in connection with exercising of stock options and 294 shares due to sale of shares of SMFG's common stock owned by subsidiaries.

2. Information on stock acquisition rights

	Detail of stock acquisition rights	Type of shares	March 31, 2007	Increase	Decrease	September 30, 2007	Millions of yen Balance at September 30, 2007	Millions of U.S. dollars Balance at September 30, 2007
SMFG..................................	Stock options	—	—	—	—	—	¥ —	$ —
Consolidated subsidiary...........................	—	—	—	—	—	—	27	0
Total							¥ 27	$ 0

(Number of shares: March 31, 2007 / Increase / Decrease / September 30, 2007)

3. Information on dividends

(1) Following dividends were paid in the six months ended September 30, 2007:

Type of shares	Millions of yen Amount of dividends	Yen Cash dividends per share
Shares issued		
Common stock	¥53,660	¥ 7,000
Preferred stock (1st series type 4)	563	135,000
Preferred stock (2nd series type 4)	563	135,000
Preferred stock (3rd series type 4)	563	135,000
Preferred stock (4th series type 4)	563	135,000
Preferred stock (5th series type 4)	563	135,000
Preferred stock (6th series type 4)	563	135,000
Preferred stock (7th series type 4)	563	135,000
Preferred stock (8th series type 4)	563	135,000
Preferred stock (9th series type 4)	563	135,000
Preferred stock (10th series type 4)	563	135,000
Preferred stock (11th series type 4)	563	135,000
Preferred stock (12th series type 4)	563	135,000
Preferred stock (1st series type 6)	6,195	88,500

Notes: 1. Date of the resolution of the ordinary general meeting of shareholders was June 28, 2007.
2. Record date of all type of stock was March 31, 2007.
3. Effective date of all type of stock was June 28, 2007.

(2) Following dividends will be paid in the second half of the fiscal year ending March 31, 2008:

Type of shares	Millions of yen Amount of dividends	Source of dividends	Yen Cash dividends per share
Shares issued			
Common stock	¥38,326	Retained earnings	¥ 5,000
Preferred stock (1st series type 4)	281	Retained earnings	67,500
Preferred stock (2nd series type 4)	281	Retained earnings	67,500
Preferred stock (3rd series type 4)	281	Retained earnings	67,500
Preferred stock (4th series type 4)	281	Retained earnings	67,500
Preferred stock (5th series type 4)	281	Retained earnings	67,500
Preferred stock (6th series type 4)	281	Retained earnings	67,500
Preferred stock (7th series type 4)	281	Retained earnings	67,500
Preferred stock (8th series type 4)	281	Retained earnings	67,500
Preferred stock (9th series type 4)	281	Retained earnings	67,500
Preferred stock (10th series type 4)	281	Retained earnings	67,500
Preferred stock (11th series type 4)	281	Retained earnings	67,500
Preferred stock (12th series type 4)	281	Retained earnings	67,500
Preferred stock (1st series type 6)	3,097	Retained earnings	44,250

Notes: 1. Date of the resolution of the meeting of the Board of Directors was November 19, 2007.
2. Record date of all type of stock was September 30, 2007.
3. Effective date of all type of stock was December 7, 2007.

V. Notes to Consolidated Statement of Cash Flows

Significant non-money transactions consisted of the followings:

QUOQ Inc. and two other companies became consolidated subsidiaries of SMFG due to increases in voting rights in the six months ended September 30, 2007. Their major assets and liabilities are as follows:

September 30, 2007	Millions of yen	Millions of U.S. dollars
Assets	¥1,504,288	$13,029
Other assets	548,428	4,750
Customers' liabilities for acceptances and guarantees	891,593	7,722
Liabilities	¥1,471,831	$12,748
Borrowed money	436,628	3,782
Acceptances and guarantees	891,593	7,722

VI. Lease Transactions

1. Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at September 30, 2007 was as follows:

(1) Lessee side

September 30, 2007	Millions of yen		
	Equipment	Other	Total
Acquisition cost	¥12,941	¥664	¥13,605
Accumulated depreciation	5,647	440	6,088
Net book value	¥ 7,293	¥224	¥ 7,517

September 30, 2007	Millions of U.S. dollars		
	Equipment	Other	Total
Acquisition cost	$112	$6	$118
Accumulated depreciation	49	4	53
Net book value	$ 63	$2	$ 65

Future minimum lease payments excluding interests at September 30, 2007 were as follows:

September 30, 2007	Millions of yen	Millions of U.S. dollars
Due within one year..........................	¥3,431	$30
Due after one year	4,215	36
Total	¥7,646	$66

Total lease expenses for this interim period were ¥1,755 million ($15 million).

Assumed depreciation for this interim period amounted to ¥1,677 million ($15 million).

Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets without salvage values.

The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is calculated using the effective interest method. Interest expenses for this interim period amounted to ¥82 million ($1 million).

(2) Lessor side

September 30, 2007	Millions of yen		
	Equipment	Other	Total
Acquisition cost	¥1,792,478	¥698,312	¥2,490,791
Accumulated depreciation	1,187,591	391,384	1,578,975
Net book value	¥ 604,886	¥306,928	¥ 911,815

September 30, 2007	Millions of U.S. dollars		
	Equipment	Other	Total
Acquisition cost	$15,525	$6,048	$21,573
Accumulated depreciation	10,286	3,390	13,676
Net book value	$ 5,239	$2,658	$ 7,897

Future lease payments receivable excluding interests at September 30, 2007 were as follows:

September 30, 2007	Millions of yen	Millions of U.S. dollars
Due within one year..........................	¥299,404	$2,593
Due after one year	616,676	5,341
Total	¥916,081	$7,934

At September 30, 2007, future lease payments receivable shown above included subleases of ¥5,351 million ($46 million) (due within one year: ¥2,673 million ($23 million)) on the lessor side. The amount on the lessee side was almost the same and was included in the future minimum lease payments shown in (1).

Total lease income for this interim period was ¥199,622 million ($1,729 million).

Depreciation for this interim period amounted to ¥163,515 million ($1,416 million).

Interest income represents the difference between the sum of the lease payments receivable and estimated salvage values, and the acquisition costs of the lease assets.

The allocation of such interest income over the lease term is calculated using the effective interest method. Interest income for this interim period amounted to ¥25,759 million ($223 million).

2. Operating leases

(1) Lessee side

Future minimum lease payments at September 30, 2007 were as follows:

September 30, 2007	Millions of yen	Millions of U.S. dollars
Due within one year..........................	¥13,688	$119
Due after one year	50,951	441
Total	¥64,639	$560

(2) Lessor side

Future lease payments receivable at September 30, 2007 were as follows:

September 30, 2007	Millions of yen	Millions of U.S. dollars
Due within one year..........................	¥ 24,179	$210
Due after one year	87,766	760
Total	¥111,946	$970

Future lease payments receivable amounting to ¥40,396 million ($350 million) on the lessor side referred to in 1. and 2. above were pledged as collateral for borrowings.

VII. Market Value Information

1. Securities

The amounts shown in the following tables include negotiable certificates of deposit bought classified as "Cash and due from banks," and beneficiary claims on loan trust such as receivables classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheet.

(1) Bonds classified as held-to-maturity with market value

September 30, 2007	Millions of yen			Millions of U.S. dollars		
	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)
Japanese government bonds	¥ 629,520	¥ 624,234	¥(5,285)	$5,452	$5,406	$(46)
Japanese local government bonds	97,206	95,885	(1,321)	842	831	(11)
Japanese corporate bonds	386,456	383,881	(2,575)	3,347	3,325	(22)
Other	5,630	5,633	2	49	49	0
Total	¥1,118,814	¥1,109,634	¥(9,179)	$9,690	$9,611	$(79)

Note: Market value is calculated using market prices at the interim period-end.

(2) Other securities with market value

September 30, 2007	Millions of yen			Millions of U.S. dollars		
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥ 1,954,559	¥ 3,683,628	¥1,729,068	$ 16,928	$ 31,904	$14,976
Bonds	7,907,468	7,744,228	(163,239)	68,487	67,073	(1,414)
Japanese government bonds	6,742,468	6,592,972	(149,495)	58,397	57,102	(1,295)
Japanese local government bonds	437,521	430,861	(6,659)	3,789	3,732	(57)
Japanese corporate bonds	727,478	720,394	(7,083)	6,301	6,239	(62)
Other	3,731,231	3,690,266	(40,964)	32,316	31,961	(355)
Total	¥13,593,259	¥15,118,124	¥1,524,864	$117,731	$130,938	$13,207

Notes: 1. Interim consolidated balance sheet amount is calculated as follows:

Stocks	Average market prices during one month before the interim period-end
Bonds and other	Market prices at the interim period-end

2. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the interim consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for this interim period. Valuation loss for this interim period was ¥69,485 million ($602 million). The rule for determining "material decline" is as follows and is based on the classification of issuers under self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers: Market value is lower than acquisition cost.

Issuers requiring caution: Market value is 30% or more lower than acquisition cost.

Normal issuers: Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above four categories of issuers.

(3) Securities with no available market value

September 30, 2007	Millions of yen	Millions of U.S. dollars
	Consolidated balance sheet amount	Consolidated balance sheet amount
Bonds classified as held-to-maturity		
Unlisted foreign securities	¥ 17	$ 0
Other	1,236	11
Other securities		
Unlisted stocks (excluding OTC stocks)	396,824	3,437
Unlisted bonds	2,715,372	23,518
Unlisted foreign securities	694,951	6,019
Other	628,856	5,447

2. Money held in trust

(1) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(2) Other money held in trust

September 30, 2007	Millions of yen			Millions of U.S. dollars		
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains
Other money held in trust	¥2,549	¥2,627	¥78	$22	$23	$1

Note: Interim consolidated balance sheet amount is calculated using market prices at the interim period-end.

3. Net unrealized gains on other securities and other money held in trust

September 30, 2007	Millions of yen	Millions of U.S. dollars
Net unrealized gains	¥1,525,150	$13,209
Other securities	1,525,072	13,208
Other money held in trust	78	1
(−) Deferred tax liabilities	461,506	3,997
Net unrealized gains on other securities (before following adjustment)	1,063,644	9,212
(−) Minority interests	6,982	60
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	9,213	80
Net unrealized gains on other securities	¥1,065,875	$ 9,232

Note: Net unrealized gains included foreign currency translation adjustments on nonmarketable securities denominated in foreign currency.

4. Derivative transactions

(1) Interest rate derivatives

September 30, 2007	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Interest rate futures	¥119,270,426	¥ 2,088	¥ 2,088	$1,033,002	$ 18	$ 18
Interest rate options	111,548	0	0	966	0	0
Over-the-counter transactions:						
Forward rate agreements	4,584,433	(17)	(17)	39,706	(0)	(0)
Interest rate swaps	434,857,771	84,028	84,028	3,766,307	728	728
Interest rate swaptions	8,237,708	19,422	19,422	71,347	168	168
Caps	45,458,961	(13,767)	(13,767)	393,720	(119)	(119)
Floors	6,222,614	(1,335)	(1,335)	53,894	(12)	(12)
Other	7,231,835	22,013	22,013	62,635	191	191
Total	/	¥112,433	¥112,433	/	$974	$974

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the interim consolidated statement of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

(2) Currency derivatives

September 30, 2007	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Currency swaps	¥22,172,586	¥ 43,571	¥106,074	$192,037	$ 378	$ 919
Currency swaptions	1,571,635	9,699	9,699	13,612	84	84
Forward foreign exchange	58,249,263	(131,622)	(131,622)	504,497	(1,140)	(1,140)
Currency options	11,459,954	(48,197)	(48,197)	99,255	(418)	(418)
Total	/	¥(126,549)	¥ (64,046)	/	$(1,096)	$ (555)

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the interim consolidated statement of income.
The amounts above do not include the following:
(a) Derivative transactions to which the deferred hedge accounting method is applied;
(b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market values are already reflected to the interim consolidated balance sheet; and
(c) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.

(3) Equity derivatives

September 30, 2007	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Equity price index futures	¥164,235	¥(2,024)	¥(2,024)	$1,422	$(18)	$(18)
Over-the-counter transactions:						
Equity options....................................	517,185	0	0	4,479	0	0
Total	/	¥(2,024)	¥(2,024)	/	$(18)	$(18)

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the interim consolidated statement of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

(4) Bond derivatives

September 30, 2007	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Bond futures.......................................	¥3,717,113	¥ 7	¥ 7	$32,194	$ 0	$ 0
Bond futures options	10,000	27	27	87	0	0
Over-the-counter transactions:						
Forward bond agreements..................	69,716	1,731	1,731	604	15	15
Total	/	¥1,766	¥1,766	/	$15	$15

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the interim consolidated statement of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

(5) Commodity derivatives

September 30, 2007	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Commodity futures	¥ 430	¥ 43	¥ 43	$ 4	$ 0	$ 0
Over-the-counter transactions:						
Commodity swaps..............................	556,848	83,587	83,587	4,823	724	724
Commodity options...........................	49,973	5,147	5,147	433	45	45
Total	/	¥88,777	¥88,777	/	$769	$769

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the interim consolidated statement of income. Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
2. Commodity derivatives are transactions on fuel and metal.

(6) Credit derivative transactions

September 30, 2007	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Credit default options........................	¥3,294,459	¥1,257	¥1,257	$28,533	$11	$11
Other	85	0	0	1	0	0
Total	/	¥1,257	¥1,257	/	$11	$11

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the interim consolidated statement of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

VIII. Stock Option

SMFG recorded stock option expenses in "General and administrative expenses" of ¥12 million ($0 million) in the six months ended September 30, 2007.

IX. Segment Information

1. Business segment information

Six months ended September 30, 2007	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
			Millions of yen			
Ordinary income						
(1) External customers	¥1,452,779	¥409,593	¥215,180	¥2,077,552	¥ —	¥2,077,552
(2) Intersegment	26,932	10,133	125,849	162,915	(162,915)	—
Total	1,479,711	419,727	341,029	2,240,468	(162,915)	2,077,552
Ordinary expenses	1,215,669	401,701	252,145	1,869,516	(145,202)	1,724,314
Ordinary profit	¥ 264,042	¥ 18,025	¥ 88,883	¥ 370,951	¥ (17,713)	¥ 353,237

Six months ended September 30, 2007	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
			Millions of U.S. dollars			
Ordinary income						
(1) External customers	$12,582	$3,547	$1,864	$17,993	$ —	$17,993
(2) Intersegment	234	88	1,090	1,412	(1,412)	—
Total	12,816	3,635	2,954	19,405	(1,412)	17,993
Ordinary expenses	10,529	3,479	2,184	16,192	(1,258)	14,934
Ordinary profit	$ 2,287	$ 156	$ 770	$ 3,213	$ (154)	$ 3,059

Notes: 1. The business segmentation is classified based on SMFG's internal administrative purpose.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.

2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.

3. Ordinary income represents total income excluding gains on disposal of fixed assets, collection of written-off claims, gains on return of securities from employee retirement benefits trust and other extraordinary gains.
Ordinary expenses represent total expenses excluding losses on disposal of fixed assets, losses on impairment of fixed assets and other extraordinary expenses.

4. As mentioned in Note I.4.(8), retirement benefits to directors, corporate auditors and other executive officers were formerly expensed when they were paid, but SMFG started recording "reserve for executive retirement benefits" in the second half ended March 31, 2007. As a result, "Ordinary profit" of "Banking business," "Leasing business" and "Other business" for the six months ended September 30, 2006 were excessively recorded by ¥4,556 million, ¥188 million and ¥1,496 million, respectively, as compared with the revised method.

5. As mentioned in Note I.4.(9), deposits which were derecognized as liabilities were expensed when they were actually reimbursed, but from the six months ended September 30, 2007, such reserve is provided in the estimated amount based on the historical reimbursement experience in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No. 42) of April 13, 2007. As a result, "Ordinary profit" of "Banking business" for the six months ended September 30, 2007 decreased by ¥11,716 million ($101 million) as compared with the former method.

2. Geographic segment information

Six months ended September 30, 2007	Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
				Millions of yen			
Ordinary income							
(1) External customers	¥1,695,995	¥137,724	¥130,801	¥113,030	¥2,077,552	¥ —	¥2,077,552
(2) Intersegment	53,655	28,300	7,890	24,455	114,300	(114,300)	—
Total	1,749,650	166,025	138,691	137,485	2,191,853	(114,300)	2,077,552
Ordinary expenses	1,475,840	128,653	122,810	102,507	1,829,812	(105,498)	1,724,314
Ordinary profit	¥ 273,810	¥ 37,371	¥ 15,880	¥ 34,977	¥ 362,040	¥ (8,802)	¥ 353,237

Six months ended September 30, 2007	Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
				Millions of U.S. dollars			
Ordinary income							
(1) External customers	$14,689	$1,193	$1,133	$ 978	$17,993	$ —	$17,993
(2) Intersegment	465	245	68	212	990	(990)	—
Total	15,154	1,438	1,201	1,190	18,983	(990)	17,993
Ordinary expenses	12,783	1,114	1,064	887	15,848	(914)	14,934
Ordinary profit	$ 2,371	$ 324	$ 137	$ 303	$ 3,135	$ (76)	$ 3,059

Notes: 1. The geographic segmentation is classified based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.

2. The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.

3. Ordinary income represents total income excluding gains on disposal of fixed assets, collection of written-off claims, gains on return of securities from employee retirement benefits trust and other extraordinary gains.
Ordinary expenses represent total expenses excluding losses on disposal of fixed assets, losses on impairment of fixed assets and other extraordinary expenses.

4. As mentioned in Note I.4.(8), retirement benefits to directors, corporate auditors and other executive officers were formerly expensed when they were paid, but SMFG started recording "reserve for executive retirement benefits" in the second half ended March 31, 2007. As a result, "Ordinary profit" of "Japan" for the six months ended September 30, 2006 were excessively recorded by ¥6,241 million as compared with the revised method.

5. As mentioned in Note I.4.(9), deposits which were derecognized as liabilities were expensed when they were actually reimbursed, but from the six months ended September 30, 2007, such reserve is provided in the estimated amount based on the historical reimbursement experience in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No. 42) of April 13, 2007. As a result, "Ordinary profit" of "Japan" for the six months ended September 30, 2007 decreased by ¥11,716 million ($101 million) as compared with the former method.

3. Ordinary income from overseas operations

Six months ended September 30, 2007	Millions of yen	Millions of U.S. dollars
Consolidated ordinary income from overseas operations (A)	¥ 381,556	$ 3,305
Consolidated ordinary income (B)	2,077,552	17,993
(A) / (B)	18.4%	18.4%

Notes: 1. Consolidated ordinary income from overseas operations is presented as a counterpart of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

X. Special Purpose Entities

SMBC, a consolidated subsidiary of SMFG, provides credit lines, liquidity lines and loans to fourteen special purpose entities ("SPEs") for their fund needs and issuing of commercial papers. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers, and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the fourteen SPEs as of their most recent closing dates were ¥2,865,600 million ($24,819 million) and ¥2,865,738 million ($24,820 million), respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

The amounts of principal transactions with these SPEs in the six months ended September 30, 2007 are as follows:

As of and six months ended September 30, 2007			Millions of yen
Balances		Income	
Loans and bills discounted	¥2,158,322	Interest on loans and discounts	¥3,950
Credit lines	859,423	Fees and commissions	1,541
Liquidity lines	429,459	—	—

As of and six months ended September 30, 2007			Millions of U.S. dollars
Balances		Income	
Loans and bills discounted	$18,693	Interest on loans and discounts	$34
Credit lines	7,443	Fees and commissions	13
Liquidity lines	3,720	—	—

XI. Per Share Data

September 30, 2007	Yen	U.S. dollars
Net assets per share	¥460,168.95	$3,985.53
Net income per share	21,694.19	187.89
Net income per share (diluted)	20,840.67	180.50

Notes: 1. Net income per share and net income per share (diluted) are calculated based on the followings:

Six months ended September 30, 2007	Millions of yen except number of shares	Millions of U.S. dollars
Net income per share		
Net income	¥170,592	$1,477
Amount not attributable to common stockholders	6,479	56
[preferred stock dividends]	[6,479]	[56]
Net income attributable to common stock	164,113	1,421
Average number of common stock during the six months (in thousand)	7,564	/
Net income per share (diluted)		
Adjustment for net income	3,376	29
[preferred stock dividends]	[3,381]	[29]
[stock acquisition rights issued by subsidiaries and affiliates]	[(4)]	[(0)]
Increase in number of common stock (in thousand)	471	/
[preferred stock]	[471]	/
[stock acquisition rights]	[0]	/
Outline of dilutive securities which were not included in the calculation of "net income per share (diluted)" because they do not have dilutive effect:	—	—

2. Net assets per share is calculated based on the followings:

September 30, 2007	Millions of yen except number of shares	Millions of U.S. dollars
Net assets	¥5,268,853	$45,634
Amounts excluded from net assets	1,787,738	15,484
[preferred stock]	[360,303]	[3,121]
[preferred stock dividends]	[6,479]	[56]
[stock acquisition rights]	[27]	[0]
[minority interests]	[1,420,928]	[12,307]
Net assets attributable to common stock at the interim period-end	3,481,115	30,150
Number of common stock at the interim period-end used for the calculation of net assets per share (in thousand)	7,564	/

XII. Subsequent Events (up to December 5, 2007)

SMFG, SMBC Leasing Company, Limited ("SMBC Leasing") and SMBC Auto Leasing Company, Limited ("SMBC Auto Leasing") reached a final agreement with Sumitomo Corporation, Sumisho Lease Co., Ltd. ("Sumisho Lease") and Sumisho Auto Leasing Corporation ("Sumisho Auto Lease") on July 30, 2007 concerning strategic joint businesses in leasing and auto leasing business and mergers of two businesses (a merger between SMBC Leasing and Sumisho Lease, and a merger between SMBC Auto Leasing and Sumisho Auto Lease). They also concluded "Basic Agreement Concerning the Joint Business" and "Merger Agreement" with respect to the two businesses. In accordance with the merger agreements, SMBC Leasing and Sumisho Lease merged on October 1, 2007, and SMBC Auto Leasing and Sumisho Auto Lease also merged on the same day.

1. Purchase method
   (1) Outline of the business combination of leasing companies
      (a) Name and business of the acquired company
         Sumisho Lease (Leasing business)
      (b) Reason for the business combination
         SMBC Leasing and Sumisho Lease have merged with the aim of achieving the highest leasing volume in Japan by leveraging the blue-chip customer bases of both the SMFG Group and the Sumitomo Corporation Group, and to create a high quality leasing company that can respond accurately and timely to market needs which are becoming increasingly sophisticated, by combining and blending the finance know-how of SMBC Leasing as a subsidiary of a bank and the product and distribution know-how of Sumisho Lease as a subsidiary of a trading company, thereby promoting diversification and differentiation of products and providing more value-added products going beyond traditional approaches.
      (c) Date of the business combination
         October 1, 2007
      (d) Legal form of business combination
         The merger was a merger procedure by absorption with Sumisho Lease as the surviving company and SMBC Leasing was dissolved.
         (Name of the merged company: Sumitomo Mitsui Finance and Leasing Company, Limited)
      (e) Name of the entity after the business combination
         Sumitomo Mitsui Financial Group, Inc.
      (f) Percentage share of voting rights SMFG has acquired
         55%

2. Business combination of consolidated subsidiary
   (1) Outline of the business combination of auto leasing companies
       (a) Name and business of the companies
           Combining company:
               Sumisho Auto Lease (Auto leasing business)
           Combined company:
               SMBC Auto Leasing (Auto leasing business)
       (b) Reason for the business combination
           Sumisho Auto Lease and SMBC Auto Leasing have merged to survive and thrive in the auto leasing industry that is becoming increasingly competitive and to establish a structure to capture the number one market share by capitalizing on the high-quality customer bases of both the Sumitomo Corporation Group and the SMFG Group and combining the high-value-added services of Sumisho Auto Lease based on its value chain and business network of SMBC Auto Leasing. Another aim of the merger is to achieve better customer satisfaction by combining and blending the product and distribution know-how of Sumisho Auto Lease as a subsidiary of a trading company, and the finance know-how of SMBC Auto Leasing as a subsidiary of a bank, thereby pursuing various services.
       (c) Date of the business combination
           October 1, 2007
       (d) Legal form of business combination
           The merger was a merger procedure by absorption with Sumisho Auto Lease as the surviving company, and SMBC Auto Leasing was dissolved.
           (Name of the merged company: Sumitomo Mitsui Auto Service Company, Limited)

(2) Outline of accounting method
    As a result of the merger between Sumisho Auto Lease and SMBC Auto Leasing, SMBC Auto Leasing was excluded from the scope of affiliated company and the combined company became an equity method affiliated company of SMFG. SMFG will apply the accounting procedures stipulated by Article 20 of the "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7).
(3) Name of the business segment, in which the subsidiary was included, in the segment information
    Leasing business
(4) Interim consolidated statement of income for the interim period included the following earnings of SMBC Auto Leasing: (approximate amounts)
    Ordinary income: ¥69,752 million ($604 million)
    Ordinary profit: ¥2,237 million   ($19 million)
    Net income: ¥1,254 million   ($11 million)
(5) Status after the business combination
    SMBC Auto Leasing and its subsidiaries are excluded from the scope of consolidation, and Sumitomo Mitsui Auto Service Company, Limited and its subsidiaries have become affiliated companies accounted for by the equity method.

XIII. Parent Company

1. Nonconsolidated balance sheets (unaudited)

Sumitomo Mitsui Financial Group, Inc.
September 30, 2007 and 2006, and March 31, 2007

	Millions of yen			Millions of U.S. dollars
	September 30		March 31	September 30
	2007	2006	2007	2007
Assets				
Current assets	¥ 48,785	¥ 81,894	¥ 109,364	$ 423
Cash and due from banks	46,052	18,458	37,073	399
Other current assets	2,732	63,436	72,291	24
Fixed assets	3,952,685	3,847,707	3,850,079	34,234
Tangible fixed assets	6	9	7	0
Intangible fixed assets	14	26	20	0
Investments and other assets	3,952,663	3,847,671	3,850,052	34,234
Investments in subsidiaries and affiliates	3,950,934	3,847,651	3,847,716	34,219
Other	1,728	20	2,336	15
Deferred charges	—	150	—	—
Total assets	¥4,001,470	¥3,929,752	¥3,959,444	$34,657
Liabilities				
Current liabilities	¥1,061,168	¥ 677,539	¥ 961,372	$ 9,191
Short-term borrowings	1,059,030	620,000	959,030	9,172
Reserve for employees bonuses	82	76	83	1
Other current liabilities	2,055	57,463	2,258	18
Fixed liabilities	178	—	174	1
Reserve for executive retirement benefits	178	—	174	1
Total liabilities	1,061,347	677,539	961,546	9,192
Net assets				
Stockholders' equity				
Capital stock	1,420,877	1,420,877	1,420,877	12,306
Capital surplus	930,429	1,152,740	930,469	8,059
Capital reserve	642,355	642,355	642,355	5,564
Other capital surplus	288,073	510,385	288,113	2,495
Retained earnings	671,876	683,818	729,129	5,819
Other retained earnings				
Voluntary reserve	30,420	30,420	30,420	263
Retained earnings brought forward	641,456	653,398	698,709	5,556
Treasury stock	(83,060)	(5,223)	(82,578)	(719)
Total stockholders' equity	2,940,122	3,252,213	2,997,898	25,465
Total net assets	2,940,122	3,252,213	2,997,898	25,465
Total liabilities and net assets	¥4,001,470	¥3,929,752	¥3,959,444	$34,657

2. Nonconsolidated statements of income (unaudited)

Sumitomo Mitsui Financial Group, Inc.
Six months ended September 30, 2007 and 2006, and year ended March 31, 2007

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2007	2006	2007	2007
Operating income	¥23,936	¥321,340	¥376,479	$207
Dividends on investments in subsidiaries and affiliates	15,022	317,486	366,680	130
Fees and commissions received from subsidiaries	8,913	3,854	9,798	77
Operating expenses	3,333	1,567	3,641	29
General and administrative expenses	3,333	1,567	3,641	29
Operating profit	20,602	319,772	372,838	178
Nonoperating income	282	219	234	3
Nonoperating expenses	9,228	880	8,594	80
Ordinary profit	11,655	319,112	364,477	101
Income before income taxes	11,655	319,112	364,477	101
Income taxes:				
Current	1,583	345	2,918	14
Deferred	706	542	(1,975)	6
Net income	¥ 9,366	¥318,223	¥363,535	$ 81

3. Nonconsolidated statements of changes in net assets (unaudited)

Sumitomo Mitsui Financial Group, Inc.
Six months ended September 30, 2007 and 2006, and year ended March 31, 2007

	Millions of yen									
		Stockholders' equity								
			Capital surplus			Retained earnings				
						Other retained earnings				
Six months ended September 30, 2007	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2007	¥1,420,877	¥642,355	¥288,113	¥930,469	¥30,420	¥698,709	¥729,129	¥(82,578)	¥2,997,898	¥2,997,898
Changes in the six months:										
Cash dividends						(66,619)	(66,619)		(66,619)	(66,619)
Net income						9,366	9,366		9,366	9,366
Acquisition of own shares								(641)	(641)	(641)
Disposal of treasury shares			(39)	(39)				158	119	119
Net changes in the six months	—	—	(39)	(39)	—	(57,253)	(57,253)	(482)	(57,775)	(57,775)
Balance at September 30, 2007	¥1,420,877	¥642,355	¥288,073	¥930,429	¥30,420	¥641,456	¥671,876	¥(83,060)	¥2,940,122	¥2,940,122

	Millions of U.S. dollars									
		Stockholders' equity								
			Capital surplus			Retained earnings				
						Other retained earnings				
Six months ended September 30, 2007	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2007	$12,306	$5,564	$2,495	$8,059	$263	$6,052	$6,315	$(715)	$25,965	$25,965
Changes in the six months:										
Cash dividends						(577)	(577)		(577)	(577)
Net income						81	81		81	81
Acquisition of own shares								(5)	(5)	(5)
Disposal of treasury shares			(0)	(0)				1	1	1
Net changes in the six months	—	—	(0)	(0)	—	(496)	(496)	(4)	(500)	(500)
Balance at September 30, 2007	$12,306	$5,564	$2,495	$8,059	$263	$5,556	$5,819	$(719)	$25,465	$25,465

	Millions of yen									
		Stockholders' equity								
			Capital surplus			Retained earnings				
						Other retained earnings				
Six months ended September 30, 2006	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2006	¥1,420,877	¥1,420,989	¥ 684,406	¥2,105,396	¥30,420	¥383,126	¥413,546	¥ (4,393)	¥3,935,426	¥3,935,426
Changes in the six months:										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	—					—	—
Increase due to exchange of shares...............		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						318,223	318,223		318,223	318,223
Acquisition of own shares								(1,174,922)	(1,174,922)	(1,174,922)
Disposal of treasury shares			15	15				56	71	71
Retirement of treasury shares......................			(1,174,036)	(1,174,036)				1,174,036	—	—
Net changes in the six months	—	(778,634)	(174,021)	(952,655)	—	270,272	270,272	(830)	(683,213)	(683,213)
Balance at September 30, 2006....................	¥1,420,877	¥ 642,355	¥ 510,385	¥1,152,740	¥30,420	¥653,398	¥683,818	¥ (5,223)	¥3,252,213	¥3,252,213

	Millions of yen									
		Stockholders' equity								
			Capital surplus			Retained earnings				
						Other retained earnings				
Year ended March 31, 2007	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2006	¥1,420,877	¥1,420,989	¥ 684,406	¥2,105,396	¥30,420	¥383,126	¥413,546	¥ (4,393)	¥3,935,426	¥3,935,426
Changes in the year										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	—					—	—
Increase due to exchange of shares...............		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						363,535	363,535		363,535	363,535
Acquisition of own shares								(1,474,644)	(1,474,644)	(1,474,644)
Disposal of treasury shares			(15)	(15)				182	167	167
Retirement of treasury shares......................			(1,396,277)	(1,396,277)				1,396,277	—	—
Net changes in the year.................................	—	(778,634)	(396,292)	(1,174,927)	—	315,583	315,583	(78,184)	(937,527)	(937,527)
Balance at March 31, 2007	¥1,420,877	¥ 642,355	¥ 288,113	¥ 930,469	¥30,420	¥698,709	¥729,129	¥ (82,578)	¥2,997,898	¥2,997,898

Supplemental Information

Nonconsolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation
September 30, 2007 and 2006, and March 31, 2007

	Millions of yen			Millions of U.S. dollars
	September 30		March 31	September 30
	2007	2006	2007	2007
Assets				
Cash and due from banks	¥ 2,261,602	¥ 2,333,306	¥ 1,734,199	$ 19,588
Deposits with banks	3,428,213	1,510,891	2,265,361	29,692
Call loans and bills bought	1,252,758	1,277,245	1,006,657	10,850
Receivables under resale agreements	340,745	81,686	39,725	2,951
Receivables under securities borrowing transactions	1,014,715	1,067,359	2,213,314	8,788
Commercial paper and other debt purchased	468,404	360,065	333,524	4,057
Trading assets	2,957,227	3,085,593	2,914,023	25,613
Money held in trust	2,627	2,820	2,924	23
Securities	19,860,123	22,047,445	20,060,873	172,009
Loans and bills discounted	55,025,706	53,902,477	53,756,440	476,578
Foreign exchanges	876,042	868,028	835,617	7,587
Other assets	1,496,635	1,432,776	1,442,066	12,962
Tangible fixed assets	671,833	553,697	678,581	5,819
Intangible fixed assets	92,013	73,251	87,615	797
Deferred tax assets	775,698	889,187	743,605	6,718
Customers' liabilities for acceptances and guarantees	4,470,981	4,435,152	4,177,816	38,723
Reserve for possible loan losses	(688,148)	(771,822)	(677,573)	(5,960)
Reserve for possible losses on investments	—	—	(77,547)	—
Total assets	¥94,307,182	¥93,149,162	¥91,537,228	$816,795
Liabilities and net assets				
Liabilities				
Deposits	¥68,841,461	¥68,541,049	¥68,809,338	$596,236
Call money and bills sold	2,210,169	2,547,399	2,291,128	19,142
Payables under repurchase agreements	121,012	790,836	104,640	1,048
Payables under securities lending transactions	2,727,484	3,141,635	1,516,342	23,623
Trading liabilities	1,683,577	1,635,612	1,578,730	14,582
Borrowed money	4,222,916	2,909,422	3,371,846	36,575
Foreign exchanges	339,119	333,041	329,695	2,937
Bonds	3,591,901	3,710,437	3,647,483	31,110
Due to trust account	45,893	50,733	65,062	398
Other liabilities	2,121,978	1,503,085	1,588,683	18,378
Reserve for employee bonuses	8,654	8,277	8,892	75
Reserve for executive retirement benefits	4,527	—	4,757	39
Reserve for point service program	1,615	792	990	14
Reserve for reimbursement of deposits	10,839	—	—	94
Reserve under special law	18	18	18	0
Deferred tax liabilities for land revaluation	48,728	49,276	48,917	422
Acceptances and guarantees	4,470,981	4,435,152	4,177,816	38,723
Total liabilities	90,450,881	89,656,772	87,544,344	783,396
Net assets				
Capital stock	664,986	664,986	664,986	5,760
Capital surplus	1,367,548	1,367,548	1,367,548	11,844
Retained earnings	825,090	677,810	761,028	7,146
Total stockholders' equity	2,857,625	2,710,345	2,793,563	24,750
Net unrealized gains on other securities	1,057,093	841,657	1,259,814	9,155
Net deferred losses on hedges	(82,394)	(84,171)	(84,733)	(714)
Land revaluation excess	23,976	24,558	24,240	208
Total valuation and translation adjustments	998,675	782,045	1,199,320	8,649
Total net assets	3,856,300	3,492,390	3,992,884	33,399
Total liabilities and net assets	¥94,307,182	¥93,149,162	¥91,537,228	$816,795

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥115.46 to US$1, the exchange rate prevailing at September 30, 2007.

Nonconsolidated Statements of Income (Unaudited)

Sumitomo Mitsui Banking Corporation
Six months ended September 30, 2007 and 2006, and year ended March 31, 2007

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2007	2006	2007	2007
Income				
Interest income	¥ 940,051	¥ 777,964	¥1,706,170	$ 8,142
Trust fees	2,239	1,407	3,482	19
Fees and commissions	221,285	219,239	465,171	1,917
Trading profits	103,277	43,432	103,719	894
Other operating income	28,602	55,870	106,725	248
Other income	13,131	68,132	107,309	114
Total income	1,308,588	1,166,046	2,492,577	11,334
Expenses				
Interest expenses	462,514	334,155	768,722	4,006
Fees and commissions	64,128	59,752	111,754	556
Trading losses	—	3,307	2,098	—
Other operating expenses	50,325	91,580	158,207	436
General and administrative expenses	325,372	294,617	609,816	2,818
Provision for reserve for possible loan losses	50,553	—	450	438
Other expenses	200,483	84,282	254,598	1,736
Total expenses	1,153,378	867,695	1,905,648	9,990
Income before income taxes	155,209	298,351	586,928	1,344
Income taxes:				
Current	7,210	7,753	16,507	62
Deferred	84,200	106,951	254,680	729
Net income	¥ 63,798	¥ 183,646	¥ 315,740	$ 553

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥115.46 to US$1, the exchange rate prevailing at September 30, 2007.

Income Analysis (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen							
	Six months ended September 30							
	2007				2006			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	¥761,166	¥354,866	¥(33,456)	¥1,082,577	¥669,798	¥260,926	¥(20,915)	¥909,808
Interest expenses	261,560	246,916	(25,478)	482,998	188,864	174,798	(13,471)	350,191
Net interest income	499,606	107,949	(7,977)	599,578	480,933	86,128	(7,444)	559,617
Trust fees	2,262	—	—	2,262	1,416	—	—	1,416
Fees and commissions (income)	312,264	34,967	(560)	346,671	308,644	29,029	(352)	337,322
Fees and commissions (expenses)	48,845	4,760	(374)	53,232	51,060	3,008	(141)	53,927
Net fees and commissions	263,419	30,206	(186)	293,439	257,583	26,021	(210)	283,394
Trading profits	116,315	7,974	(5,927)	118,362	57,247	15,023	(17,774)	54,496
Trading losses	1,538	4,389	(5,927)	—	10,473	10,184	(17,774)	2,883
Net trading income	114,777	3,584	—	118,362	46,773	4,839	—	51,613
Other operating income	475,105	11,252	2,328	488,686	493,369	8,041	(289)	501,121
Other operating expenses	475,565	4,253	(44)	479,774	507,261	4,184	(94)	511,352
Net other operating income	(459)	6,999	2,372	8,912	(13,892)	3,856	(194)	(10,230)

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (first half of fiscal 2007, ¥4 million; first half of fiscal 2006, ¥1 million) related to the management of money held in trust.
3. Intersegment transactions are reported in "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥74,006,428	¥761,166	2.06%	¥77,332,447	¥669,798	1.73%
Loans and bills discounted	50,707,587	556,253	2.19	51,544,254	481,416	1.87
Securities	17,590,126	141,532	1.61	20,875,872	136,557	1.31
Call loans and bills bought	859,111	9,642	2.24	883,704	8,165	1.85
Receivables under resale agreements	63,945	180	0.57	42,697	19	0.09
Receivables under securities borrowing transactions	1,217,962	4,142	0.68	1,437,162	1,615	0.22
Deposits with banks	2,006,977	20,921	2.08	1,139,174	13,743	2.41
Interest-bearing liabilities	¥79,699,929	¥261,560	0.66%	¥81,673,373	¥188,864	0.46%
Deposits	65,471,103	122,903	0.38	65,285,046	76,231	0.23
Negotiable certificates of deposit	2,426,076	6,843	0.56	2,307,551	1,590	0.14
Call money and bills sold	1,771,545	4,563	0.52	3,937,832	1,608	0.08
Payables under repurchase agreements	42,904	119	0.56	142,187	127	0.18
Payables under securities lending transactions	1,637,532	18,397	2.25	2,349,592	33,050	2.81
Commercial paper	—	—	—	1,416	1	0.24
Borrowed money	3,903,581	38,800	1.99	3,057,003	20,845	1.36
Short-term bonds	409,670	1,388	0.68	351,434	513	0.29
Bonds	3,766,281	36,903	1.96	3,831,209	33,792	1.76

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.
2. In principle, average balances are calculated using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest-earning deposits (first half of fiscal 2007, ¥775,416 million; first half of fiscal 2006, ¥1,400,562 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2007, ¥2,564 million; first half of fiscal 2006, ¥2,607 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2007, ¥2,564 million; first half of fiscal 2006, ¥2,607 million) and corresponding interest (first half of fiscal 2007, ¥4 million; first half of fiscal 2006, ¥1 million).

Overseas Operations

Millions of yen

| | Six months ended September 30 | | | | | |
| | 2007 | | | 2006 | | |
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets.....................................	¥12,831,985	¥354,866	5.53%	¥10,536,815	¥260,926	4.95%
Loans and bills discounted........................	8,650,172	237,700	5.50	7,236,264	181,394	5.01
Securities	1,125,747	34,775	6.18	1,085,709	28,609	5.27
Call loans and bills bought........................	255,133	6,978	5.47	177,086	4,827	5.45
Receivables under resale agreements	264,308	4,077	3.09	160,353	3,732	4.65
Receivables under securities borrowing transactions.............................	—	—	—	—	—	—
Deposits with banks...................................	2,171,429	46,502	4.28	1,363,415	26,398	3.87
Interest-bearing liabilities	¥ 9,423,214	¥246,916	5.24%	¥ 8,067,107	¥174,798	4.33%
Deposits	7,723,565	156,022	4.04	6,244,001	125,375	4.02
Negotiable certificates of deposit..............	699,180	19,604	5.61	761,386	18,824	4.94
Call money and bills sold	311,950	7,062	4.53	251,630	5,632	4.48
Payables under repurchase agreements...	112,325	2,892	5.15	347,611	8,563	4.93
Payables under securities lending transactions	—	—	—	—	—	—
Commercial paper......................................	—	—	—	—	—	—
Borrowed money..	253,620	6,593	5.20	84,867	722	1.70
Short-term bonds	—	—	—	—	—	—
Bonds..	308,609	9,964	6.46	368,175	10,763	5.85

Notes: 1. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. In principle, average balances are calculated using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semi-annual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest-earning deposits (first half of fiscal 2007, ¥73,726 million; first half of fiscal 2006, ¥39,070 million).

Total of Domestic and Overseas Operations

Millions of yen

| | Six months ended September 30 | | | | | |
| | 2007 | | | 2006 | | |
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets.....................................	¥86,013,596	¥1,082,577	2.52%	¥87,436,836	¥909,808	2.08%
Loans and bills discounted........................	58,456,897	771,407	2.64	58,198,676	651,018	2.24
Securities	18,998,091	167,526	1.76	22,209,525	157,718	1.42
Call loans and bills bought........................	1,114,244	16,621	2.98	1,060,790	12,993	2.45
Receivables under resale agreements	328,254	4,258	2.59	203,051	3,751	3.69
Receivables under securities borrowing transactions.............................	1,217,962	4,142	0.68	1,437,162	1,615	0.22
Deposits with banks...................................	3,974,159	65,295	3.29	2,404,594	38,467	3.20
Interest-bearing liabilities	¥88,015,811	¥ 482,998	1.10%	¥89,059,773	¥350,191	0.79%
Deposits	72,990,208	276,767	0.76	71,430,863	199,933	0.56
Negotiable certificates of deposit..............	3,125,257	26,447	1.69	3,068,937	20,415	1.33
Call money and bills sold	2,083,495	11,625	1.12	4,189,463	7,240	0.35
Payables under repurchase agreements...	155,229	3,011	3.88	489,799	8,691	3.55
Payables under securities lending transactions	1,637,532	18,397	2.25	2,349,592	33,050	2.81
Commercial paper......................................	—	—	—	1,416	1	0.24
Borrowed money..	3,256,255	22,074	1.36	2,559,879	9,771	0.76
Short-term bonds	409,670	1,388	0.68	351,434	513	0.29
Bonds..	4,074,891	46,867	2.30	4,199,384	44,556	2.12

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest-earning deposits (first half of fiscal 2007, ¥850,249 million; first half of fiscal 2006, ¥1,459,271 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2007, ¥2,564 million; first half of fiscal 2006, ¥2,607 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2007, ¥2,564 million; first half of fiscal 2006, ¥2,607 million) and corresponding interest (first half of fiscal 2007, ¥4 million; first half of fiscal 2006, ¥1 million).

Fees and Commissions

	Millions of yen							
	Six months ended September 30							
	2007				2006			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Fees and commissions (income)	¥312,264	¥34,967	¥(560)	¥346,671	¥308,644	¥29,029	¥(352)	¥337,322
Deposits and loans	11,859	21,802	—	33,662	11,878	19,383	—	31,262
Remittances and transfers	61,840	4,630	(0)	66,470	61,462	4,502	(0)	65,964
Securities-related business	17,981	67	—	18,048	24,188	0	—	24,188
Agency	8,426	178	—	8,604	8,521	—	—	8,521
Safe deposits	3,815	2	—	3,817	3,904	2	(0)	3,906
Guarantees	20,475	2,295	(182)	22,587	21,131	2,072	(214)	22,989
Credit card	62,282	—	—	62,282	57,374	—	—	57,374
Fees and commissions (expenses)	¥ 48,845	¥ 4,760	¥(374)	¥ 53,232	¥ 51,060	¥ 3,008	¥(141)	¥ 53,927
Remittances and transfers	13,115	2,031	(66)	15,081	12,291	930	(74)	13,146

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Trading Income

	Millions of yen							
	Six months ended September 30							
	2007				2006			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading profits	¥116,315	¥7,974	¥(5,927)	¥118,362	¥57,247	¥15,023	¥(17,774)	¥54,496
Gains on trading securities	11,671	362	—	12,034	5,837	951	—	6,788
Gains on securities related to trading transactions	291	153	—	445	—	—	—	—
Gains on trading-related financial derivatives	100,834	7,457	(5,927)	102,364	50,312	14,072	(17,774)	46,610
Others	3,518	—	—	3,518	1,096	—	—	1,096
Trading losses	¥ 1,538	¥4,389	¥(5,927)	¥ —	¥10,473	¥10,184	¥(17,774)	¥ 2,883
Losses on trading securities	—	—	—	—	—	—	—	—
Losses on securities related to trading transactions	—	—	—	—	2,813	69	—	2,883
Losses on trading-related financial derivatives	1,538	4,389	(5,927)	—	7,659	10,114	(17,774)	—
Others	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Assets and Liabilities (Consolidated)
Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Deposits and Negotiable Certificates of Deposit
Period-End Balance

	Millions of yen	
	September 30	
	2007	2006
Domestic operations:		
Liquid deposits	¥40,621,067	¥41,003,292
Fixed-term deposits	21,586,609	21,555,525
Others	3,488,899	3,667,991
Subtotal	65,696,577	66,226,808
Negotiable certificates of deposit	1,876,344	1,573,691
Total	¥67,572,921	¥67,800,500
Overseas operations:		
Liquid deposits	¥ 5,945,635	¥ 5,033,358
Fixed-term deposits	1,276,328	899,078
Others	7,224	6,307
Subtotal	7,229,188	5,938,744
Negotiable certificates of deposit	651,948	918,661
Total	¥ 7,881,137	¥ 6,857,406
Grand total	¥75,454,058	¥74,657,906

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry
Period-End Balance

	Millions of yen			
	September 30			
	2007		2006	
Domestic operations:				
Manufacturing	¥ 5,633,382	10.92%	¥ 5,581,376	10.71%
Agriculture, forestry, fisheries and mining	138,498	0.27	138,844	0.27
Construction	1,415,969	2.75	1,415,820	2.72
Transportation, communications and public enterprises	2,943,046	5.71	2,942,712	5.64
Wholesale and retail	5,421,149	10.52	5,466,420	10.48
Finance and insurance	4,471,361	8.68	4,350,822	8.34
Real estate	8,017,198	15.56	7,596,954	14.57
Services	5,943,468	11.54	6,440,243	12.35
Municipalities	633,009	1.23	587,012	1.13
Others	16,908,131	32.82	17,614,154	33.79
Subtotal	¥51,525,216	100.00%	¥52,134,361	100.00%
Overseas operations:				
Public sector	¥ 42,466	0.50%	¥ 43,239	0.61%
Financial institutions	538,477	6.21	497,687	7.06
Commerce and industry	7,263,622	83.79	5,933,734	84.17
Others	823,782	9.50	575,434	8.16
Subtotal	¥ 8,668,349	100.00%	¥ 7,050,096	100.00%
Total	¥60,193,566	—	¥59,184,457	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.

Risk-Monitored Loans

	Millions of yen		
	September 30		March 31
	2007	2006	2007
Bankrupt loans...	¥ 59,904	¥ 64,857	¥ 60,715
Non-accrual loans..	533,325	638,385	507,289
Past due loans (3 months or more)	31,769	36,865	22,018
Restructured loans	441,944	407,927	477,362
Total..	¥1,066,944	¥1,148,036	¥1,067,386

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Securities
Period-End Balance

	Millions of yen	
	September 30	
	2007	2006
Domestic operations:		
Japanese government bonds..	¥ 7,222,502	¥ 8,469,237
Japanese local government bonds	528,068	598,776
Japanese corporate bonds	3,822,223	4,040,854
Japanese stocks	4,237,674	4,215,106
Others	3,269,327	3,652,334
Subtotal..	¥19,079,797	¥20,976,308
Overseas operations:		
Japanese government bonds..	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	1,246,256	1,116,429
Subtotal..	¥ 1,246,256	¥ 1,116,429
Total of domestic and overseas operations:		
Japanese government bonds..	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	273,789	258,897
Others	—	—
Subtotal..	¥ 273,789	¥ 258,897
Total	¥20,599,844	¥22,351,635

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

	Millions of yen							
	September 30							
	2007				2006			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading assets:	¥2,973,016	¥543,743	¥(25,365)	¥3,491,395	¥3,094,648	¥339,412	¥(29,471)	¥3,404,589
Trading securities	73,826	45,704	—	119,531	73,112	5,963	—	79,075
Derivatives of trading securities	2,698	—	—	2,698	624	—	—	624
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	7,488	—	—	7,488	3,624	—	—	3,624
Trading-related financial derivatives	1,851,866	498,039	(25,365)	2,324,539	1,932,777	333,449	(29,471)	2,236,755
Other trading assets	1,037,137	—	—	1,037,137	1,084,509	—	—	1,084,509
Trading liabilities:	¥1,682,167	¥508,295	¥(25,365)	¥2,165,097	¥1,632,027	¥329,768	¥(29,471)	¥1,932,323
Trading securities sold for short sales	8,186	7,038	—	15,225	23,155	3,087	—	26,242
Derivatives of trading securities	2,751	—	—	2,751	700	—	—	700
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	7,548	—	—	7,548	3,998	—	—	3,998
Trading-related financial derivatives	1,663,681	501,256	(25,365)	2,139,572	1,604,173	326,680	(29,471)	1,901,382
Other trading liabilities	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Capital (Nonconsolidated)

Sumitomo Mitsui Financial Group, Inc.

Capital Stock (as of September 30, 2007)

¥1,420,877 million

Number of Shares Issued

September 30, 2007	Number of shares issued
Common stock	7,733,653.77
Preferred stock (1st series Type 4)	4,175
Preferred stock (2nd series Type 4)	4,175
Preferred stock (3rd series Type 4)	4,175
Preferred stock (4th series Type 4)	4,175
Preferred stock (5th series Type 4)	4,175
Preferred stock (6th series Type 4)	4,175
Preferred stock (7th series Type 4)	4,175
Preferred stock (8th series Type 4)	4,175
Preferred stock (9th series Type 4)	4,175
Preferred stock (10th series Type 4)	4,175
Preferred stock (11th series Type 4)	4,175
Preferred stock (12th series Type 4)	4,175
Preferred stock (1st series Type 6)	70,001
Total	7,853,754.77

Stock Exchange Listings

Tokyo Stock Exchange (First Section) / Osaka Securities Exchange (First Section) / Nagoya Stock Exchange (First Section)

Principal Shareholders

a. Common Stock

September 30, 2007 Shareholders	Number of shares	Percentage of shares outstanding
Japan Trustee Services Bank, Ltd. (Trust Account)	436,897.00	5.64%
The Master Trust Bank of Japan, Ltd. (Trust account)	415,998.00	5.37
The Chase Manhattan Bank N.A. London*	205,856.00	2.66
Nippon Life Insurance Company	154,667.42	1.99
State Street Bank and Trust Company 505103*	154,424.00	1.99
State Street Bank and Trust Company*	128,449.00	1.66
Japan Trustee Services Bank, Ltd. (Trust Account 4)	111,995.00	1.44
Sumitomo Mitsui Banking Corporation	100,481.00	1.29
Hero and Company**	95,207.00	1.23
Mellon Bank N.A. as agent for its client Mellon Omnibus US Pension***	93,357.00	1.20
Total	1,897,331.42	24.53%

* Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division
** Standing agent: Sumitomo Mitsui Banking Corporation's Global Securities Business Department
*** Standing agent: The Hongkong and Shanghai Banking Corporation Limited's Tokyo Branch Custody Department

b. Preferred Stock (1st series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

c. Preferred Stock (2nd series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

d. Preferred Stock (3rd series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

e. Preferred Stock (4th series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

f. Preferred Stock (5th series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

g. Preferred Stock (6th series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

h. Preferred Stock (7th series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

i. Preferred Stock (8th series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

j. Preferred Stock (9th series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

k. Preferred Stock (10th series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

l. Preferred Stock (11th series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

m. Preferred Stock (12th series Type 4)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs (Japan) Ltd.)	4,175	100.00%

n. Preferred Stock (1st series Type 6)

September 30, 2007 Shareholders	Number of shares	Percentage of shares outstanding
Sumitomo Life Insurance Company....	23,334	33.33%
Nippon Life Insurance Company	20,000	28.57
MITSUI LIFE INSURANCE COMPANY LIMITED	16,667	23.81
Mitsui Sumitomo Insurance Company, Limited.............................	10,000	14.29
Total...	70,001	100.00%

Notes: 1. The exercise of voting rights of Company shares held by Sumitomo Mitsui Banking Corporation is restricted, as stipulated in Article 67 of the enforcement regulations for the Company Law.

2. The following reports on shareholdings (including their amendment reports) were submitted to the authorities. However, as we could not confirm how many shares are in beneficial possession of the submitters as of September 30, 2007, we did not include them in the list of principal shareholders shown above. The contents of the reports are summarized as follows:

Submitters	Filing date	Number of shares*	Percentage of shares outstanding
Capital Research and Management Company............	May 9, 2007	379,830	4.91%
AllianceBernstein L.P.	Sep. 21, 2007	413,431	5.35

* Includes shares held by co-shareholders.

Capital Ratio Information

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The consolidated capital ratio at the end of March 2007 and thereafter is calculated using the method stipulated in "Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law" (Notification 20 issued by the Japanese Financial Services Agency in 2006; hereinafter referred to as "the Notification"). The consolidated capital ratio at the end of March 2006 was calculated using the method stipulated in "Standards for Consolidated Capital Ratio Pursuant to Article 52-25 of the Banking Law" (Ordinance 62 issued by the Ministry of Finance in 1998; hereinafter referred to as "the Ordinance").

In addition to the method stipulated in the Notification to calculate consolidated capital ratio (referred to as "First Standard" in the Notification), SMFG has adopted the foundation internal ratings-based approach for calculating credit risk-weighted asset amounts and implemented market risk controls.

"Capital Ratio Information" contains financial data as of March-end 2007 and September-end 2007 only as Basel II became effective from March 31, 2007. Further, the section was prepared based on the Notification and the terms and details in the section may differ from the terms and details in other sections of the Annual Report.

■ Scope of Consolidation

Companies Subject to Deduction from Capital with Capital below Basel II Required Amount and Total Shortfall Amount

Not applicable.

■ Capital Structure Information (Consolidated Capital Ratio (First Standard))

Regarding the calculation of consolidated capital ratio as of March 31, 2007, certain procedures were performed by KPMG AZSA & Co. pursuant to "Treatment of Inspection of Capital Ratio Calculation Framework Based on Agreed-Upon Procedures" (JICPA Industry Committee Report No. 30), and as of September 30, 2006, certain procedures were performed by KPMG AZSA & Co. pursuant to "Treatment of Inspection of Capital Ratio Calculation Framework by External Auditors Based on Practical Guidelines Concerning External Audit of Internal Controls of Financial Institutions" (JICPA Industry Audit Committee Report No. 30). The certain procedures performed by the external auditor are not part of the audit of consolidated financial statements. The certain procedures performed on our internal control framework for calculating the consolidated capital ratio are based on procedures agreed upon by SMFG and the external auditor and are not a validation of appropriateness of the consolidated capital ratio itself or opinion on the internal controls related to consolidated capital ratio calculation.

		Millions of yen		
		September 30		March 31
		2007	2006	2007
Tier I capital:	Capital stock	¥ 1,420,877	¥ 1,420,877	¥ 1,420,877
	Capital surplus	57,869	276,570	57,773
	Retained earnings	1,491,378	1,188,399	1,386,436
	Treasury stock	(123,855)	(50,178)	(123,454)
	Cash dividends to be paid	(44,806)	—	(66,619)
	Foreign currency translation adjustments	(8,428)	(47,909)	(30,656)
	Stock acquisition rights	27	4	14
	Minority interests	1,414,273	1,055,000	1,399,794
	Goodwill and others	(96,685)	(105,015)	(100,850)
	Gain on sale on securitization transactions	(41,372)	—	(40,057)
	Total Tier I capital (A)	4,069,277	3,737,747	3,903,257
Tier II capital:	Unrealized gains on other securities after 55% discount	693,073	629,087	825,432
	Land revaluation excess after 55% discount	39,163	39,709	39,367
	General reserve for possible loan losses	48,889	712,817	35,309
	Excess amount of provision	193,061	—	175,921
	Subordinated debt	2,507,177	2,595,141	2,564,195
	Total Tier II capital	3,481,365	3,976,755	3,640,226
	Tier II capital included as qualifying capital (B)	3,481,365	3,737,747	3,640,226
Deductions*:	(C)	738,262	630,601	690,759
Total qualifying capital:	(D) = (A) + (B) - (C)	¥ 6,812,380	¥ 6,844,893	¥ 6,852,723
Risk-adjusted assets:	On-balance sheet items	¥49,351,076	¥61,250,419	¥47,394,806
	Off-balance sheet items	10,487,217	6,304,295	8,713,413
	Market risk items	378,136	391,161	412,044
	Operational risk	4,034,689	—	4,020,082
	Total risk-adjusted assets (E)	¥64,251,120	¥67,945,876	¥60,540,346
Tier I risk-adjusted capital ratio:	(A) / (E) x 100	6.33%	5.50%	6.44%
Total risk-adjusted capital ratio:	(D) / (E) x 100	10.60%	10.07%	11.31%
Required capital:	(E) x 8%	¥ 5,140,089	¥ —	¥ 4,843,227

* "Deductions" refers to deductions stipulated in Article 8-1 of the Notification (Article 7-1 of the Ordinance) and includes willful holding of securities issued by other financial institutions and securities stipulated in Clause 2 (Clause 2 of Article 7-1 of the Ordinance).

■ Capital Requirements

	Billions of yen	
	September 30, 2007	March 31, 2007
Capital requirements for credit risk:		
Internal ratings-based approach	**¥5,383.9**	¥5,155.6
Corporate exposures:	**3,335.1**	3,185.5
Corporate exposures (excluding specialized lending)	**2,926.5**	2,836.8
Sovereign exposures	**61.2**	42.8
Bank exposures	**143.4**	126.6
Specialized lending	**204.0**	179.3
Retail exposures:	**784.2**	763.6
Residential mortgage exposures	**333.4**	332.1
Qualifying revolving retail exposures	**90.7**	81.1
Other retail exposures	**360.2**	350.4
Equity exposures:	**438.0**	424.6
Grandfathered equity exposures	**314.0**	336.2
PD/LGD approach	**48.9**	35.7
Market-based approach	**75.0**	52.7
Simple risk weight method	**64.8**	52.7
Internal models method	**10.2**	—
Credit risk-weighted assets under Article 145 of the Notification	**317.7**	301.5
Securitization exposures	**163.8**	158.9
Other exposures	**345.1**	321.3
Standardized approach	**586.0**	487.1
Total capital requirements for credit risk	**5,969.9**	5,642.7
Capital requirements for market risk:		
Standardized measurement method	**5.0**	4.7
Interest rate risk	**3.1**	3.2
Equity position risk	**1.0**	0.6
Foreign exchange risk	**0.9**	0.9
Commodities risk	**—**	—
Options	**—**	—
Internal models method	**25.2**	28.2
Total capital requirements for market risk	**30.3**	33.0
Capital requirements for operational risk	**322.8**	321.6
Total amount of capital requirements	**¥6,322.9**	¥5,997.2

Notes: 1. Capital requirements for credit risk are capital equivalent to "credit risk-weighted assets × 8%" under the standardized approach and "credit risk-weighted assets × 8% + expected loss amount" under the internal ratings-based approach. Regarding exposures to be deducted from capital, the deduction amount is added to the amount of required capital.
2. The above amounts are after credit risk mitigation.
3. "Securitization exposures" includes securitization exposures under the standardized approach.
4. "Other exposures" includes estimated lease residual values, purchased receivables and other assets.

■ Internal Ratings-Based (IRB) Approach

Exposures by Asset Class

(1) Corporate Exposures

A. Corporate, Sovereign and Bank Exposures

Portfolio

a. Domestic Corporate, Sovereign and Bank Exposures

	Billions of yen					Weighted-average risk weight
	Exposure amount					
September 30, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	
J1-J3	¥19,662.1	¥14,783.5	¥4,878.5	0.09%	44.79%	21.68%
J4-J6	13,603.7	10,677.8	2,925.9	1.12	41.52	69.44
J7 (excluding J7R)	2,018.1	1,814.0	204.1	11.20	41.03	167.75
Japanese government and local municipal corporations	10,780.2	10,736.7	43.4	0.00	44.96	0.47
Other	6,467.2	5,373.5	1,093.7	1.41	43.33	71.79
Default (J7R, J8-J10)	911.2	881.0	30.2	100.00	42.99	—
Total	¥53,442.4	¥44,266.6	¥9,175.8	—	—	—

	Billions of yen					Weighted-average risk weight
	Exposure amount					
March 31, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	
J1-J3	¥18,261.6	¥13,350.4	¥4,911.1	0.10%	44.97%	22.88%
J4-J6	14,378.6	11,355.4	3,023.2	0.84	41.78	63.13
J7 (excluding J7R)	1,978.0	1,759.6	218.4	10.67	40.63	161.66
Japanese government and local municipal corporations	10,983.0	10,875.2	107.8	0.00	44.70	0.46
Other	6,793.1	6,016.1	777.0	1.26	43.48	70.91
Default (J7R, J8-J10)	991.9	965.0	26.9	100.00	43.45	—
Total	¥53,386.2	¥44,321.7	¥9,064.5	—	—	—

Notes: 1. "Other" includes exposures guaranteed by credit guarantee corporations, exposures to public sector entities and voluntary organizations, and exposures to obligors not assigned obligor grades because they have yet to close their books (for example, newly established companies), as well as business loans and standardized SME loans of more than ¥100 million.
2. "LGD" stands for loss given default.

b. Overseas Corporate, Sovereign and Bank Exposures

	Billions of yen					Weighted-average risk weight
	Exposure amount					
September 30, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	
G1-G3	¥18,435.4	¥11,044.4	¥7,391.0	0.20%	42.06%	32.39%
G4-G6	957.1	725.2	231.8	1.89	44.59	111.40
G7 (excluding G7R)	144.3	68.7	75.5	27.01	44.64	241.75
Other	92.5	57.9	34.5	1.45	44.97	98.47
Default (G7R, G8-G10)	32.0	24.8	7.3	100.00	44.91	—
Total	¥19,661.2	¥11,921.1	¥7,740.1	—	—	—

	Billions of yen					Weighted-average risk weight
	Exposure amount					
March 31, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	
G1-G3	¥12,579.4	¥6,984.1	¥5,595.3	0.22%	43.73%	38.57%
G4-G6	670.4	478.4	192.0	1.71	44.66	105.65
G7 (excluding G7R)	152.0	71.5	80.5	27.13	44.89	251.83
Other	163.6	121.5	42.1	0.94	44.88	86.24
Default (G7R, G8-G10)	88.7	77.8	10.9	100.00	44.95	—
Total	¥13,654.1	¥7,733.3	¥5,920.8	—	—	—

Note: "Other" includes exposures to obligors not assigned obligor grades because they have yet to close their books (for example, newly established companies).

B. Specialized Lending (SL)
Portfolio
a. Project Finance, Object Finance and IPRE

		Billions of yen					
		September 30, 2007			March 31, 2007		
	Risk weight	Project finance	Object finance	IPRE	Project finance	Object finance	IPRE
Strong:							
Residual term less than 2.5 years	50%	¥109.1	¥ 3.6	¥ 410.7	¥100.4	¥ 3.2	¥ 274.6
Residual term 2.5 years or more	70%	589.5	76.8	662.9	435.9	64.8	695.7
Good:							
Residual term less than 2.5 years	70%	38.6	1.7	47.6	34.8	1.0	44.7
Residual term 2.5 years or more	90%	197.9	18.1	126.9	146.8	10.0	105.0
Satisfactory	115%	30.4	7.7	29.9	31.4	9.0	56.4
Weak	250%	11.5	7.7	6.7	22.7	8.2	1.5
Default	—	5.8	3.1	—	3.6	—	—
Total		¥982.9	¥118.6	¥1,284.7	¥775.6	¥96.3	¥1,177.9

b. HVCRE

		Billions of yen	
	Risk weight	September 30, 2007	March 31, 2007
Strong:			
Residual term less than 2.5 years	70%	¥ 3.8	¥ 5.9
Residual term 2.5 years or more	95%	0.8	5.6
Good:			
Residual term less than 2.5 years	95%	93.5	86.8
Residual term 2.5 years or more	120%	86.7	46.4
Satisfactory	140%	163.1	162.0
Weak	250%	4.3	—
Default	—	—	—
Total		¥352.3	¥306.7

(2) Retail Exposures
A. Residential Mortgage Exposures
Portfolio

	Billions of yen					Weighted-
	Exposure amount					average
September 30, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	risk weight
Mortgage loans						
PD segment:						
Not delinquent						
Use model	¥8,914.9	¥8,816.2	¥ 98.7	0.32%	45.95%	25.09%
Other	877.3	877.3	—	0.61	67.04	67.68
Delinquent	54.0	46.8	7.2	25.42	50.24	281.07
Default	117.5	116.7	0.8	100.00	46.11	25.03
Total	¥9,963.7	¥9,857.0	¥106.7	—	—	—

	Billions of yen					Weighted-
	Exposure amount					average
March 31, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	risk weight
Mortgage loans						
PD segment:						
Not delinquent						
Use model	¥8,925.2	¥8,818.8	¥106.4	0.32%	45.91%	25.11%
Other	915.3	915.3	—	0.62	70.60	67.60
Delinquent	39.1	31.9	7.3	26.34	51.49	287.54
Default	119.3	116.7	2.6	100.00	46.09	26.54
Total	¥9,998.9	¥9,882.7	¥116.2	—	—	—

Notes: 1. "Delinquent" loans are past due loans and loans to obligors categorized as "Borrowers Requiring Caution" that do not satisfy the definition of default stipulated in the Notification.
2. "Other" includes loans guaranteed by employers.

B. Qualifying Revolving Retail Exposures (QRRE)

Portfolio

	Billions of yen								
		Exposure amount							
			On-balance sheet assets	Off-balance sheet assets	Undrawn amount	Average CCF	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
September 30, 2007	Total	Balance	Increase						
Card loans									
PD segment:									
Not delinquent...	¥ 438.2	¥ 372.6	¥ 65.6	¥—	¥ 145.9	44.98%	2.60%	79.53%	62.07%
Delinquent......	38.3	37.2	1.1	—	4.4	25.20	9.27	81.98	120.53
Credit card balances									
PD segment:									
Not delinquent...	944.2	626.5	317.7	—	3,676.7	8.64	1.15	79.82	26.83
Delinquent......	6.6	5.4	1.2	—	—	—	74.69	82.52	139.25
Default	18.7	16.0	2.8	—	—	—	100.00	82.55	48.93
Total.........................	¥1,446.0	¥1,057.6	¥388.4	¥—	¥3,827.0	—	—	—	—

	Billions of yen								
		Exposure amount							
			On-balance sheet assets	Off-balance sheet assets	Undrawn amount	Average CCF	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
March 31, 2007	Total	Balance	Increase						
Card loans									
PD segment:									
Not delinquent...	¥ 430.4	¥ 356.3	¥ 74.1	¥—	¥ 141.8	52.24%	2.45%	79.11%	58.93%
Delinquent......	29.9	29.2	0.7	—	4.3	15.33	9.81	81.16	126.30
Credit card balances									
PD segment:									
Not delinquent...	904.3	599.4	305.0	—	3,497.3	8.72	1.09	80.49	26.27
Delinquent......	6.0	4.9	1.1	—	—	—	71.46	83.42	152.96
Default	14.4	12.3	2.2	—	—	—	100.00	83.22	48.93
Total.........................	¥1,385.1	¥1,002.1	¥383.0	¥—	¥3,643.4	—	—	—	—

Notes: 1. On-balance sheet exposure amount is estimated by estimating the amount of increase in each transaction balance and not by multiplying the undrawn amount by CCF (credit conversion factor).
2. "Average CCF" is "on-balance sheet exposure amount ÷ undrawn amount" and provided for reference only. It is not used for estimating on-balance sheet exposure amounts.
3. Past due loans of less than three months are recorded in "delinquent."

C. Other Retail Exposures

Portfolio

	Billions of yen					Weighted-average risk weight
		Exposure amount				
September 30, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	
Business loans						
PD segment:						
Not delinquent						
Use model.....................................	¥1,705.7	¥1,683.9	¥21.8	1.66%	62.18%	63.36%
Other..	221.0	220.8	0.2	1.34	56.58	58.09
Delinquent.......................................	329.1	325.5	3.5	11.08	62.32	100.03
Consumer loans						
PD segment:						
Not delinquent						
Use model.....................................	387.5	369.5	18.1	1.55	51.33	46.16
Other..	206.8	204.6	2.2	1.63	59.73	71.78
Delinquent.......................................	38.8	38.5	0.3	25.04	48.88	115.25
Default	221.4	221.1	0.4	100.00	59.90	48.44
Total...	¥3,110.4	¥3,064.0	¥46.4	—	—	—

March 31, 2007	Billions of yen					Weighted-average risk weight
	Exposure amount			Weighted-average PD	Weighted-average LGD	
	Total	On-balance sheet assets	Off-balance sheet assets			
Business loans						
PD segment:						
Not delinquent						
Use model	¥1,805.5	¥1,790.1	¥15.4	1.82%	60.42%	64.34%
Other	208.7	208.7	0.0	1.78	53.09	62.24
Delinquent	352.2	348.5	3.7	10.99	60.21	98.65
Consumer loans						
PD segment:						
Not delinquent						
Use model	370.1	356.3	13.8	1.47	45.11	51.30
Other	249.3	247.1	2.3	1.76	66.29	64.45
Delinquent	37.2	36.9	0.3	23.10	49.81	116.06
Default	195.8	184.0	11.8	100.00	56.46	44.71
Total	¥3,218.8	¥3,171.5	¥47.3	—	—	—

Notes: 1. "Business loans" includes apartment construction loans and standardized SME loans.
     2. "Delinquent" loans are past due loans and loans to obligors categorized as "Borrowers Requiring Caution" that do not satisfy the definition of default stipulated in the Notification.
     3. "Other" includes loans guaranteed by employers.

(3) Equity Exposures and Credit Risk-Weighted Assets under Article 145 of the Notification

A. Equity Exposures

Portfolio

a. Equity Exposure Amounts

	Billions of yen	
	September 30, 2007	March 31, 2007
Market-based approach	¥ 256.7	¥ 166.8
Simple risk weight method	208.7	166.8
Listed equities (300%)	70.4	45.6
Unlisted equities (400%)	138.2	121.2
Internal models method	48.0	—
PD/LGD approach	391.1	367.5
Grandfathered equity exposures	3,703.1	3,965.0
Total	¥4,350.9	¥4,499.3

Notes: 1. The above exposures are equity exposures stipulated in the Notification and differ from "stocks" described in the consolidated financial statements.
     2. "Grandfathered equity exposures" amount was calculated in accordance with Supplementary Provision No. 15 of the Notification.

b. PD/LGD Approach

	Billions of yen					
	September 30, 2007			March 31, 2007		
	Exposure amount	Weighted-average PD	Weighted-average risk weight	Exposure amount	Weighted-average PD	Weighted-average risk weight
J1-J3	¥343.7	0.05%	104%	¥350.0	0.05%	105%
J4-J6	11.2	0.55	188	8.9	0.47	176
J7 (excluding J7R)	36.0	9.88	442	4.4	9.30	432
Other	0.2	0.58	138	4.2	2.24	275
Default (J7R, J8-J10)	—	—	—	0.0	100.00	—
Total	¥391.1	—	—	¥367.5	—	—

Notes: 1. The above exposures are "equity exposures" stipulated in the Notification to which the PD/LGD approach is applied and differ from "stocks" of consolidated financial statements.
     2. "Other" includes exposures to public sector entities.

B. Credit Risk-Weighted Assets under Article 145 of the Notification

Portfolio

	Billions of yen	
	September 30, 2007	March 31, 2007
Exposures under Article 145 of the Notification	¥1,659.6	¥1,896.2

(4) Securitization Exposures

Portfolio

(A) Securitization Transactions as Originator

a. As Originator (excluding as Sponsor)

(a) Underlying Assets

	Billions of yen						
	September 30, 2007			First half of fiscal 2007			
	Underlying asset amount						
	Total	Asset transfer type	Synthetic type	Securitized amount	Default amount	Loss amount	Gains/losses on sales
Claims on corporates	¥ 364.8	¥ 120.4	¥244.3	¥374.3	¥ 8.2	¥0.2	¥ —
Mortgage loans	1,662.1	1,662.1	—	166.0	0.2	0.0	7.1
Retail loans (excluding mortgage loans)	569.0	92.7	476.4	123.2	30.0	2.2	—
Other claims	183.1	7.4	175.8	91.1	0.2	0.1	—
Total	¥2,779.0	¥1,882.5	¥896.4	¥754.6	¥38.6	¥2.5	¥7.1

	Billions of yen						
	March 31, 2007			Fiscal 2006			
	Underlying asset amount						
	Total	Asset transfer type	Synthetic type	Securitized amount	Default amount	Loss amount	Gains/losses on sales
Claims on corporates	¥ 330.2	¥ 181.5	¥148.7	¥ 520.5	¥13.3	¥4.3	¥ —
Mortgage loans	1,550.9	1,550.9	—	789.7	0.3	0.0	26.8
Retail loans (excluding mortgage loans)	450.4	—	450.4	341.2	20.1	2.1	—
Other claims	174.7	5.9	168.8	0.4	0.0	0.2	—
Total	¥2,506.3	¥1,738.4	¥768.0	¥1,651.7	¥33.7	¥6.6	¥26.8

Notes: 1. The above amounts include the amount of underlying assets securitized during the term without entailing securitization exposure.
2. "Default amount" is the total of underlying assets which are past due three months or more and defaulted underlying assets.
3. There were no securitization exposures subject to early amortization provision.
4. There were no credit risk-weighted assets calculated using Supplementary Provision 15 of the Notification.
5. "Other claims" includes claims on PFI (Private Finance Initiative) businesses and lease fees.

(b) Securitization Exposures

####### i. Underlying Assets by Asset Type

	Billions of yen					
	September 30, 2007			March 31, 2007		
	Term-end balance	To be deducted from capital	Increase in capital equivalent	Term-end balance	To be deducted from capital	Increase in capital equivalent
Claims on corporates	¥231.6	¥16.7	¥ —	¥183.4	¥ 1.7	¥ —
Mortgage loans	157.7	32.5	41.4	142.7	29.9	40.1
Retail loans (excluding mortgage loans)	96.7	12.7	—	111.1	6.8	—
Other claims	89.3	7.1	—	8.4	8.4	—
Total	¥575.3	¥69.0	¥41.4	¥445.6	¥46.7	¥40.1

####### ii. Risk Weights

	Billions of yen			
	September 30, 2007		March 31, 2007	
	Term-end balance	Required capital	Term-end balance	Required capital
20% or less	¥278.9	¥ 2.2	¥175.1	¥ 1.2
100% or less	—	—	76.7	1.0
650% or less	2.0	0.7	2.0	0.7
Less than 1250%	—	—	—	—
Capital deduction	294.4	69.0	191.8	46.7
Total	¥575.3	¥71.9	¥445.6	¥49.6

b. As Sponsor

(a) Underlying Assets

	Billions of yen					
	September 30, 2007			First half of fiscal 2007		
	Underlying asset amount					
	Total	Asset transfer type	Synthetic type	Securitized amount	Default amount	Loss amount
Claims on corporates......................	¥ 882.4	¥ 882.4	¥—	¥3,148.4	¥104.4	¥102.8
Mortgage loans...............................	4.2	4.2	—	—	—	—
Retail loans (excluding mortgage loans)	52.1	52.1	—	—	0.3	0.7
Other claims....................................	124.1	124.1	—	260.1	0.5	0.2
Total.......................	¥1,062.8	¥1,062.8	¥—	¥3,408.5	¥105.2	¥103.6

	Billions of yen					
	March 31, 2007			Fiscal 2006		
	Underlying asset amount					
	Total	Asset transfer type	Synthetic type	Securitized amount	Default amount	Loss amount
Claims on corporates......................	¥1,014.3	¥1,014.3	¥—	¥5,898.5	¥206.0	¥204.8
Mortgage loans...............................	—	—	—	—	—	—
Retail loans (excluding mortgage loans)	37.1	37.1	—	0.5	0.0	0.0
Other claims....................................	124.2	124.2	—	175.0	1.5	1.3
Total..	¥1,175.6	¥1,175.6	¥—	¥6,074.0	¥207.5	¥206.0

Notes: 1. The above amounts include the amount of underlying assets securitized during the term without entailing securitization exposure.
2. "Default amount" is the amount of defaulted underlying assets and those past due three months or more.
3. "Default amount" and "loss amount" when acting as a sponsor of securitization of customer claims are estimated using the following methods and alternative data are used as it is difficult to obtain relevant data in a timely manner because the underlying assets are recovered by the customer.
   (1) "Default amount" estimation method
     • For securitization transactions subject to the external ratings-based approach, the amount is estimated based on information on underlying assets obtainable from customers, etc.
     • For securitization transactions subject to supervisory formula, the amount is estimated based on obtainable information on, or default rate of, each obligor. Further, when it is difficult to estimate the amount using either method, it is conservatively estimated by assuming that the underlying asset is a default asset.
   (2) "Loss amount" estimation method
     • For securitization transactions subject to the external ratings-based approach, the amount is the same amount as the default amount estimated conservatively in (1) above.
     • For securitization transactions subject to supervisory formula, when expected loss ratios of defaulted underlying assets can be determined, the amount is estimated using the ratios. When it is difficult to determine the ratios, the amount is the same amount as the default amount estimated in (1) above.
4. "Other claims" includes lease fees.
5. There were no securitization exposures subject to early amortization provision.
6. There were no credit risk-weighted assets calculated using Supplementary Provision 15 of the Notification.

(b) Securitization Exposures
  i. Underlying Assets by Asset Type

| | Billions of yen | | | | | |
| | September 30, 2007 | | | March 31, 2007 | | |
	Term-end balance	To be deducted from capital	Increase in capital equivalent	Term-end balance	To be deducted from capital	Increase in capital equivalent
Claims on corporates......................	¥719.6	¥2.6	¥—	¥807.7	¥13.1	¥—
Mortgage loans...............................	4.2	—	—	—	—	—
Retail loans (excluding mortgage loans)	52.1	—	—	37.1	—	—
Other claims....................................	94.8	—	—	100.3	—	—
Total..	¥870.7	¥2.6	¥—	¥945.1	¥13.1	¥—

Note: "Other claims" includes lease fees.

  ii. Risk Weights

| | Billions of yen | | | |
| | September 30, 2007 | | March 31, 2007 | |
	Term-end balance	Required capital	Term-end balance	Required capital
20% or less...	¥739.8	¥ 5.0	¥809.4	¥ 5.6
100% or less...	128.4	4.0	103.1	3.7
650% or less...	—	—	18.9	2.4
Less than 1250%...	—	—	—	—
Capital deduction..	2.6	2.6	13.7	13.1
Total...	¥870.7	¥11.6	¥945.1	¥24.9

(B) Securitization Transactions in which the Group is the Investor

Securitization Exposures

(a) Underlying Assets by Asset Type

	Billions of yen					
	September 30, 2007			March 31, 2007		
	Term-end balance	To be deducted from capital	Increase in capital equivalent	Term-end balance	To be deducted from capital	Increase in capital equivalent
Claims on corporates......................	¥308.0	¥70.7	¥—	¥301.6	¥76.9	¥—
Mortgage loans...............................	37.2	—	—	379.3	—	—
Retail loans (excluding mortgage loans)	17.2	—	—	17.8	—	—
Other claims...................................	58.1	4.5	—	124.0	1.3	—
Total...	¥420.6	¥75.2	¥—	¥822.8	¥78.2	¥—

Notes: 1. "Other claims" includes securitization products.
2. There were no credit risk-weighted assets calculated using Supplementary Provision 15 of the Notification.

(b) Risk Weights

	Billions of yen			
	September 30, 2007		March 31, 2007	
	Term-end balance	Required capital	Term-end balance	Required capital
20% or less..	¥318.7	¥ 2.4	¥668.5	¥ 4.7
100% or less...	16.3	1.0	26.2	1.6
650% or less...	10.4	1.6	—	—
Less than 1250%....................................	—	—	—	—
Capital deduction...................................	75.2	75.2	128.1	78.2
Total...	¥420.6	¥80.2	¥822.8	¥84.4

(5) Analysis of Actual Losses

A. Year-On-Year Comparison of Actual Losses

SMFG recorded total credit cost of ¥143.1 billion on a consolidated basis for the first half of fiscal 2007, a year-on-year increase of ¥85.1 billion.

SMBC recorded ¥114.2 billion in total credit cost on a nonconsolidated basis for the first half of fiscal 2007, a year-on-year increase of ¥81.0 billion. In terms of exposure category, the credit cost for corporate exposures increased ¥69.4 billion year on year to ¥61.9 billion (versus a net gain of ¥7.5 billion in the previous first half resulting from a reversal of reserve for possible loan losses). The increase was attributable mainly to a decrease in reversal of reserve for possible loan losses. Credit cost for other retail exposures increased ¥4.4 billion to ¥23.6 billion, mainly due to higher default rates.

Total Credit Cost (Notes 1, 2 and 3)

	Billions of yen					
	First half of fiscal 2007 (A)	First half of fiscal 2006 (B)	(A) - (B)	First half of fiscal 2005	Fiscal 2006	Fiscal 2005
SMFG (consolidated) total	¥143.1	¥58.0	¥85.1	¥176.5	¥145.0	¥302.0
SMBC (consolidated) total	131.5	47.9	83.6	162.7	122.9	275.0
SMBC (nonconsolidated) total.....................	114.2	33.2	81.0	129.7	89.5 .	230.9
Corporate exposures	61.9	(7.5)	69.4	86.5	58.7	49.1
Sovereign and bank exposures	0.1	0.7	(0.7)	(1.1)	(0.7)	(0.4)
Residential mortgage exposures (Note 4)	(0.0)	0.3	(0.3)	0.2	0.5	(0.1)
QRRE (Note 4)	0.0	(0.1)	0.1	0.7	(0.1)	0.7
Other retail exposures	23.6	19.2	4.4	16.5	43.9	33.6

Notes: 1. The above amounts do not include gains/losses on equity exposures, exposures on capital market-driven transactions (such as bonds) and exposures under Article 145 of the Notification that were recognized as gains/losses on bonds and stocks in the income statement.
2. Exposure category amounts do not include general provisions for Normal Borrowers.
3. Bracketed fiscal year amount indicates gains generated by reversal of provisions, etc.
4. Credit costs for residential mortgages and QRRE guaranteed by consolidated subsidiaries are not included in the total credit cost of SMBC (nonconsolidated).

B. Comparison of Estimated and Actual Losses

	Billions of yen		
	Estimated loss amounts (Note 1)	After deduction of reserves (Note 2)	First half of fiscal 2007 Actual loss amounts
SMFG (consolidated) total..	¥ —	¥ —	¥143.1
SMBC (consolidated) total..	—	—	131.5
SMBC (nonconsolidated) total...	741.1	164.8	114.2
Corporate exposures...	637.4	111.5	61.9
Sovereign and bank exposures...	10.8	9.0	0.1
Residential mortgage exposures...	4.5	4.0	(0.0)
QRRE..	0.1	0.1	0.0
Other retail exposures	88.3	53.3	23.6

Notes: 1. Representing the estimated loss amount at the end of fiscal 2006. Amounts on consumer loans guaranteed by SMBC's consolidated subsidiaries or its affiliates as well as on equity exposures and other exposures subject to Article 145 of the Notification are excluded.
2. Representing the estimated loss amount after deduction of specific reserves for possible losses on substandard loans or below.

■ Standardized Approach
Exposure Balance by Risk Weight Segment

	Billions of yen			
	September 30, 2007		March 31, 2007	
		Assigned country risk score		Assigned country risk score
0%..	¥ 1,297.9	¥ 76.3	¥1,078.7	¥ 83.7
10%..	553.8	—	562.3	—
20%..	643.1	313.2	574.4	261.9
35%..	1,296.5	—	1,247.5	—
50%..	141.3	0.8	97.7	1.9
75%..	1,874.2	—	643.5	—
100%..	5,260.7	0.1	5,128.1	0.4
150%..	24.1	—	16.6	—
Total...	¥11,091.7	¥390.4	¥9,348.9	¥348.0

Notes: 1. The above amounts are exposures amounts after credit risk mitigation (before deduction of direct write-offs).
2. Securitization exposures are not included.

■ Credit Risk Mitigation Techniques
Exposure Balance after CRM

	Billions of yen			
	September 30, 2007		March 31, 2007	
	Eligible financial collateral	Eligible real estate collateral	Eligible financial collateral	Eligible real estate collateral
Foundation IRB approach	¥2,091.7	¥2,765.6	¥2,325.5	¥2,661.4
Corporate exposures..	795.5	2,764.1	1,675.0	2,660.2
Sovereign exposures	0.1	1.4	0.1	1.2
Bank exposures	1,296.0	0.1	650.4	0.1
Standardized approach	138.2	—	133.4	—
Total	¥2,229.9	¥2,765.6	¥2,458.9	¥2,661.4

	Billions of yen			
	September 30, 2007		March 31, 2007	
	Guarantee	Credit derivative	Guarantee	Credit derivative
Foundation IRB approach	¥4,112.7	¥293.5	¥3,659.7	¥226.0
Corporate exposures..	3,417.8	293.5	3,044.9	226.0
Sovereign exposures	63.0	—	58.3	—
Bank exposures	376.8	—	294.8	—
Residential mortgage exposures................................	254.5	—	261.3	—
QRRE...	—	—	—	—
Other retail exposures...	0.6	—	0.4	—
Standardized approach	84.2	—	90.2	—
Total	¥4,197.0	¥293.5	¥3,749.9	¥226.0

■ Derivative Transactions

Credit Equivalent Amounts

(1) Derivative Transactions

A. Calculation Method

Current exposure method

B. Credit Equivalent Amounts

	Billions of yen	
	September 30, 2007	March 31, 2007
Gross replacement cost	¥3,124.4	¥2,901.8
Gross add-on amount	3,989.5	3,931.1
Gross credit equivalent amount	7,113.9	6,832.9
Foreign exchange related transactions	3,150.1	2,932.7
Interest rate related transactions	3,648.8	3,616.1
Gold related transactions	—	—
Equities related transactions	2.1	2.3
Precious metals (excluding gold) related transactions	—	—
Other commodity related transactions	248.1	265.1
Credit default swaps	64.8	16.7
Reduction in credit equivalent amount due to netting	3,556.1	3,253.1
Net credit equivalent amount	3,557.7	3,579.8
Collateral amount	138.7	216.6
Qualifying financial collateral	50.1	122.7
Qualifying real estate collateral	88.6	93.9
Net credit equivalent amount (after taking into account credit risk mitigation effect of collateral)	¥3,557.7	¥3,579.8

Note: Net credit equivalent amount was the same before and after taking into account the CRM effect of collateral as the foundation IRB approach and simple approach of the standardized approach have been adopted.

(2) Notional Principal Amounts of Credit Derivatives

	Billions of yen			
	September 30, 2007		March 31, 2007	
	Notional principal amount	Of which for CRM	Notional principal amount	Of which for CRM
Protection purchased	¥1,538.0	¥293.5	¥1,260.4	¥226.0
Protection provided	1,266.5	—	1,067.4	—

Note: The "notional principal amount" is defined as the total of "amounts subject to calculation of credit equivalents" and "amounts employed for CRM."

■ Market Risk

1. VaR Results (Trading Book)

	Billions of yen	
	First half of fiscal 2007	Fiscal 2006
June 30	¥3.0	¥2.1
September 30	2.2	2.9
December 31	—	3.1
March 31	—	2.9
Maximum	¥4.3	¥4.7
Minimum	2.1	2.1
Average	2.9	2.9

Notes: 1. The VaR results for a one-day holding period with a one-sided confidence interval of 99.0%, computed daily using historical simulation based on data collected over a four-year period.
2. Figures for the trading book exclude specific risks.
3. The VaR model for the trading book includes principal consolidated subsidiaries.

2. Back-Testing Result (Trading Book)

The results of back-testing for the one-year period from October 2006 to September 2007 are shown below. Actual loss amounts during the said period did not exceed the predicted VaR results.



Marginal Profit or Loss (¥ billion)

VaR (¥ billion)

Note: A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day.

■ Equity Exposures in Banking Book

1. Consolidated Balance Sheet Amounts and Fair Values

	Billions of yen			
	September 30, 2007		March 31, 2007	
	Balance sheet amount	Fair value	Balance sheet amount	Fair value
Listed equity exposures	¥3,626.2	¥3,626.2	¥3,980.3	¥3,980.3
Stocks of subsidiaries and affiliates and equity exposures other than above	519.2	—	519.0	—
Total	¥4,145.4	¥ —	¥4,499.3	¥ —

2. Gains (Losses) on Sale and Devaluation of Stocks of Subsidiaries and Affiliates and Equity Exposures

	Billions of yen	
	First half of fiscal 2007	Fiscal 2006
Gains (losses)	¥(47.4)	¥44.7
Gains on sale	14.3	62.8
Losses on sale	1.4	1.5
Devaluation	60.4	16.6

Note: The above amounts are "gains (losses) on stocks and other securities" in the consolidated statements of income.

3. Unrealized Gains (Losses) Recognized on Consolidated Balance Sheet but Not on Consolidated Statements of Income

	Billions of yen	
	September 30, 2007	March 31, 2007
Unrealized gains (losses) recognized on consolidated balance sheet but not on consolidated statements of income	¥1,738.0	¥1,982.6

Note: The above amount is for stocks of Japanese companies and foreign stocks with market prices.

4. Unrealized Gains (Losses) Not Recognized on Consolidated Balance Sheet or Consolidated Statements of Income

	Billions of yen	
	September 30, 2007	March 31, 2007
Unrealized gains (losses) not recognized on consolidated balance sheet or consolidated statements of income	¥(23.3)	¥65.7

Note: The above amount is for stocks of affiliates with market prices.

■ Interest Rate Risk in Banking Book

VaR Results

	Billions of yen	
	First half of fiscal 2007	Fiscal 2006
June 30	¥33.7	¥57.0
September 30	27.6	42.8
December 31	—	47.1
March 31	—	47.6
Maximum	¥59.3	¥78.9
Minimum	20.9	36.8
Average	35.8	51.6

Notes: 1. The VaR results for a one-day holding period with a one-sided confidence interval of 99.0%, computed daily using historical simulation based on data collected over a four-year period.
2. Includes principal consolidated subsidiaries.

Outlier Framework (Sumitomo Mitsui Banking Corporation and Subsidiaries)

In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital ("outlier ratio") as a result of a standardized interest rate shock (200 basis points) or its equivalent, the bank falls into the category of "outlier bank," as stipulated in the Basel II framework.

As of September 30, 2007, the outlier ratio of SMBC was 3.7%, which is substantially below the maximum ratio of 20%.

	Billions of yen	
	September 30, 2007	March 31, 2007
	Decline in economic value	Decline in economic value
Impact of yen interest rate	¥170.6	¥119.7
Impact of US dollar interest rate	86.7	33.6
Impact of Euro interest rate	6.9	3.4
Total	¥284.4	¥165.8
Total / Tier I + Tier II	3.7%	2.1%

Note: "Decline in economic value" is the decline of present value after a standardized interest rate shock (1st and 99th percentile of observed interest rate changes using a 1 year holding period and 5 years of observations).

■ Exposure Balance by Type of Assets, Geographic Region, Industry and Residual Term

1. Exposure Balance by Type of Assets, Geographic Region and Industry

September 30, 2007	Billions of yen				
	Loans, etc.	Bonds	Derivatives	Other	Total
Domestic operations (excluding offshore banking accounts)					
Manufacturing...	¥ 8,191.9	¥ 125.8	¥ 415.2	¥ 2,719.0	¥ 11,451.9
Agriculture, forestry, fishery and mining......................	180.3	0.1	9.3	64.2	253.8
Construction	1,696.5	51.1	11.1	162.2	1,920.9
Transport, information, communications and utilities....	3,884.6	129.2	103.1	787.6	4,904.6
Wholesale and retail..	6,571.4	53.1	429.4	683.9	7,737.9
Financial and insurance...	9,002.1	1,008.7	1,257.2	268.9	11,537.0
Real estate	8,419.1	120.8	36.0	254.6	8,830.5
Services...	6,629.2	61.3	72.9	546.2	7,309.6
Local municipal corporations......................................	1,219.4	637.7	2.0	3.6	1,862.7
Other industries	20,683.4	9,008.4	86.0	4,590.8	34,368.6
Subtotal	¥66,478.0	¥11,196.4	¥2,422.2	¥10,081.0	¥ 90,177.6
Overseas operations and offshore banking accounts					
Sovereigns...	¥ 250.3	¥ 337.6	¥ 10.3	¥ —	¥ 598.1
Financial institutions	4,682.1	340.3	814.5	0.0	5,836.9
C&I companies	9,802.4	159.1	286.8	—	10,248.3
Others..	3,146.2	319.6	24.0	366.3	3,856.1
Subtotal	¥17,881.0	¥ 1,156.5	¥1,135.6	¥ 366.3	¥ 20,539.4
Total...	¥84,359.0	¥12,352.9	¥3,557.7	¥10,447.4	¥110,717.0

March 31, 2007	Billions of yen				
	Loans, etc.	Bonds	Derivatives	Other	Total
Domestic operations (excluding offshore banking accounts)					
Manufacturing...	¥ 8,135.7	¥ 132.7	¥ 400.5	¥2,846.4	¥ 11,515.2
Agriculture, forestry, fishery and mining......................	179.1	1.1	9.0	66.7	255.9
Construction	1,772.1	57.9	14.6	185.3	2,029.8
Transport, information, communications and utilities....	3,793.9	137.7	97.7	880.6	4,909.9
Wholesale and retail..	6,982.3	64.3	433.6	685.1	8,165.2
Financial and insurance...	7,593.2	1,275.2	1,217.3	322.3	10,408.0
Real estate	8,766.4	89.1	40.0	262.0	9,157.5
Services...	7,010.9	65.6	87.5	515.1	7,679.1
Local municipal corporations......................................	1,133.8	750.2	1.1	2.6	1,887.7
Other industries	18,412.1	7,912.8	160.7	3,771.8	30,257.3
Subtotal	¥63,779.4	¥10,486.5	¥2,461.9	¥9,537.9	¥ 86,265.7
Overseas operations and offshore banking accounts					
Sovereigns...	¥ 315.8	¥ 82.5	¥ 8.4	¥ —	¥ 406.6
Financial institutions	2,473.8	243.9	805.3	0.0	3,523.0
C&I companies	8,964.0	258.8	263.0	—	9,485.7
Others..	2,075.2	350.4	41.3	293.8	2,760.7
Subtotal	¥13,828.8	¥ 935.5	¥1,117.9	¥ 293.8	¥ 16,176.0
Total...	¥77,608.2	¥11,422.0	¥3,579.8	¥9,831.6	¥102,441.7

Notes: 1. The above amounts are exposure amounts after credit risk mitigation.
2. The above amounts do not include securitization exposures and credit risk-weighted assets under Article 145 of the Notification.
3. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
4. "Loans, etc." includes loans, commitments and off-balance sheet assets except other derivatives, and "Other" includes equity exposures and standardized approach applied funds.

2. Exposure Balance by Residual Term

September 30, 2007

	Loans, etc.	Bonds	Derivatives	Other	Total
To 1 year	¥26,617.9	¥ 3,148.0	¥ 414.6	¥ 233.3	¥ 30,413.8
More than 1 year to 3 years	12,726.0	1,943.3	1,329.1	511.0	16,509.5
More than 3 years to 5 years	13,026.4	1,938.7	986.6	621.5	16,573.2
More than 5 years to 7 years	4,584.7	1,054.3	384.7	180.6	6,204.4
More than 7 years	20,334.7	4,268.5	442.8	127.8	25,173.8
No fixed maturity	7,069.3	—	—	8,773.1	15,842.4
Total	¥84,359.0	¥12,352.9	¥3,557.7	¥10,447.4	¥110,717.0

Billions of yen

March 31, 2007

	Loans, etc.	Bonds	Derivatives	Other	Total
To 1 year	¥22,156.2	¥ 3,747.2	¥ 389.4	¥ 176.6	¥ 26,469.5
More than 1 year to 3 years	11,682.2	1,628.6	1,232.6	503.0	15,046.4
More than 3 years to 5 years	11,737.6	1,451.8	1,058.7	621.5	14,869.5
More than 5 years to 7 years	4,469.4	1,382.4	431.9	162.9	6,446.6
More than 7 years	20,332.6	3,212.1	467.2	110.4	24,122.3
No fixed maturity	7,230.2	—	—	8,257.2	15,487.5
Total	¥77,608.2	¥11,422.0	¥3,579.8	¥9,831.6	¥102,441.7

Billions of yen

Notes: 1. The above amounts are exposure amounts after credit risk mitigation.
2. The above amounts do not include securitization exposures and credit risk-weighted assets under Article 145 of the Notification.
3. "Loans, etc." includes loans, commitments and off-balance sheet assets except other derivatives, and "Other" includes equity exposures and standardized approach applied funds.
4. "No fixed maturity" includes exposures not classified by residual term.

3. Term-end Balance of Exposures Past Due 3 Months or More or Defaulted and Their Breakdown

(1) By Geographic Region

	Billions of yen	
	September 30, 2007	March 31, 2007
Domestic operations (excluding offshore banking accounts)	¥1,627.8	¥1,948.3
Overseas operations and offshore banking accounts	131.7	135.0
Asia	51.4	81.9
North America	66.7	42.3
Other regions	13.6	10.8
Total	¥1,759.5	¥2,083.3

Notes: 1. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries, and the term-end balances are calculated based on the obligor's domicile country.
2. The above amounts are credits subject to self-assessment, including mainly off-balance sheet credits to obligors categorized as "Substandard Borrowers" or lower under self-assessment.
3. The above amounts include partial direct write-offs (direct reductions).

(2) By Industry

	Billions of yen	
	September 30, 2007	March 31, 2007
Domestic operations (excluding offshore banking accounts)		
Manufacturing	¥ 138.7	¥ 123.6
Agriculture, forestry, fishery and mining	6.1	6.3
Construction	110.9	196.4
Transport, information, communications and utilities	114.8	155.8
Wholesale and retail	238.0	170.5
Financial and insurance	23.8	16.6
Real estate	345.6	556.5
Services	323.5	452.2
Other industries	326.4	270.4
Subtotal	¥1,627.8	¥1,948.3
Overseas operations and offshore banking accounts		
Financial institutions	¥ 5.6	¥ 1.1
C&I companies	126.1	133.9
Others	—	—
Subtotal	¥ 131.7	¥ 135.0
Total	¥1,759.5	¥2,083.3

Notes: 1. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. The above amounts are credits subject to self-assessment, including mainly off-balance sheet credits to obligors categorized as "Substandard Borrowers" or lower under self-assessment.
3. The above amounts include partial direct write-offs (direct reductions).

4. Term-end Balances of General Reserve for Possible Loan Losses, Specific Reserve for Possible Loan Losses and Loan Loss Reserve for Specific Overseas Countries

(1) By Geographic Region

	Billions of yen		
	September 30, 2007	March 31, 2007	Increase (decrease)
General reserve for possible loan losses	¥ 706.5	¥ 683.6	¥22.9
Loan loss reserve for specific overseas countries	0.0	1.9	(1.9)
Specific reserve for possible loan losses	741.5	693.7	47.8
Domestic operations (excluding offshore banking accounts)	713.1	661.0	52.1
Overseas operations and offshore banking accounts	28.4	32.7	(4.3)
Asia	13.2	14.1	(0.9)
North America	10.9	12.9	(2.0)
Other regions	4.3	5.7	(1.4)
Total	¥1,448.0	¥1,379.2	¥68.8

Notes: 1. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries, and the term-end balances are calculated based on the obligor's domicile country.
2. "Specific reserve for possible loan losses" includes partial direct write-offs (direct reductions).

(2) By Industry

	Billions of yen		
	September 30, 2007	March 31, 2007	Increase (decrease)
General reserve for possible loan losses	¥ 706.5	¥ 683.6	¥22.9
Loan loss reserve for specific overseas countries	0.0	1.9	(1.9)
Specific reserve for possible loan losses	741.5	693.7	47.8
Domestic operations (excluding offshore banking accounts)	713.1	661.0	52.1
Manufacturing	65.0	43.6	21.4
Agriculture, forestry, fishery and mining	1.0	0.4	0.6
Construction	49.5	37.5	12.0
Transport, information, communications and utilities	61.6	48.7	12.9
Wholesale and retail	112.0	82.7	29.3
Financial and insurance	9.1	8.7	0.4
Real estate	130.3	157.7	(27.4)
Services	130.9	154.6	(23.7)
Other industries	153.7	127.1	26.6
Overseas operations and offshore banking accounts	28.4	32.7	(4.3)
Financial institutions	0.6	0.9	(0.3)
C&I companies	27.8	31.8	(4.0)
Others	—	—	—
Total	¥1,448.0	¥1,379.2	¥68.8

Notes: 1. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. "Specific reserve for possible loan losses" includes partial direct write-offs (direct reductions).

5. Loan Write-Offs by Industry

	Billions of yen	
	First half of fiscal 2007	Fiscal 2006
Domestic operations (excluding offshore banking accounts)		
Manufacturing	¥18.3	¥10.6
Agriculture, forestry, fishery and mining	0.1	0.0
Construction	7.8	5.6
Transport, information, communications and utilities	6.0	14.9
Wholesale and retail	25.6	21.3
Financial and insurance	(0.3)	1.1
Real estate	(4.3)	(10.2)
Services	7.8	16.2
Other industries	5.9	25.4
Subtotal	¥66.9	¥84.9
Overseas operations and offshore banking accounts		
Financial institutions	¥ 0.0	¥ 0.0
C&I companies	(1.9)	(3.5)
Others	—	—
Subtotal	¥(1.9)	¥ (3.5)
Total	¥65.0	¥81.4

Note: "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

Income Analysis (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Gross Banking Profit, Classified by Domestic and International Operations

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Interest income	¥581,769	¥361,754	¥940,051 [3,471]	¥491,654	¥290,077	¥777,964 [3,767]
Interest expenses	121,028	344,952	462,509 [3,471]	40,140	297,781	334,153 [3,767]
Net interest income	460,740	16,801	477,542	451,514	(7,703)	443,810
Trust fees	2,239	—	2,239	1,404	2	1,407
Fees and commissions (income)	177,838	43,446	221,285	181,447	37,791	219,239
Fees and commissions (expenses)	54,325	9,803	64,128	52,055	7,697	59,752
Net fees and commissions	123,513	33,643	157,156	129,392	30,094	159,486
Trading profits	4,674	98,602	103,277	1,394	42,038	43,432
Trading losses	—	—	—	423	2,883	3,307
Net trading income	4,674	98,602	103,277	971	39,154	40,125
Other operating income	20,034	10,949	28,602	17,812	38,057	55,870
Other operating expenses	9,982	42,724	50,325	61,038	30,541	91,580
Net other operating income	10,051	(31,775)	(21,723)	(43,226)	7,516	(35,709)
Gross banking profit	¥601,219	¥117,272	¥718,492	¥540,056	¥ 69,064	¥609,120
Gross banking profit rate (%)	1.84%	1.45%	1.80%	1.61%	0.98%	1.50%

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign-currency-denominated transactions by domestic branches and operations by overseas branches. Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.
2. "Interest expenses" are shown after deduction of amounts equivalent to interest expenses on money held in trust (first half of fiscal 2007, ¥4 million; first half of fiscal 2006, ¥1 million).
3. Figures in brackets [ ] indicate interest payments between domestic and international operations. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
4. The total amounts for "Other operating income" and "Other operating expenses" for the first half of fiscal 2007 fall short of the total amounts of "Domestic operations" and "International operations" by ¥2,381 million each. This is attributable to record net gains and losses on derivatives.
5. Gross banking profit rate = Gross banking profit / Days in the interim period × Days in the fiscal year / Average balance of interest-earning assets × 100

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥65,082,647 [1,810,070]	¥581,769 [3,471]	1.78%	¥66,681,331 [138,041]	¥491,654 [79]	1.47%
Loans and bills discounted	46,293,116	460,283	1.98	46,712,723	388,831	1.66
Securities	15,052,853	103,775	1.37	17,673,733	88,797	1.00
Call loans	436,482	1,518	0.69	417,702	553	0.26
Receivables under resale agreements	15,598	42	0.54	19,749	0	0.00
Receivables under securities borrowing transactions	1,197,510	4,082	0.67	1,431,128	1,607	0.22
Bills bought	29,582	271	1.83	96,052	21	0.04
Deposits with banks	13,042	28	0.43	47,682	60	0.25
Interest-bearing liabilities	¥66,759,383	¥121,028	0.36%	¥68,882,326	¥ 40,140 [3,688]	0.11%
Deposits	57,476,843	61,444	0.21	57,538,883	17,088	0.05
Negotiable certificates of deposit	2,413,593	6,713	0.55	2,833,138	1,830	0.12
Call money	1,792,847	4,309	0.47	1,990,078	1,186	0.11
Payables under repurchase agreements	53,062	144	0.54	147,951	133	0.18
Payables under securities lending transactions	997,962	2,559	0.51	739,075	634	0.17
Bills sold	—	—	—	1,907,027	220	0.02
Borrowed money	1,768,040	9,493	1.07	1,127,182	7,244	1.28
Bonds	2,136,166	12,340	1.15	2,279,763	11,478	1.00

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest-earning deposits (first half of fiscal 2007, ¥724,113 million; first half of fiscal 2006, ¥1,312,748 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2007, ¥2,564 million; first half of fiscal 2006, ¥2,607 million) and corresponding interest (first half of fiscal 2007, ¥4 million; first half of fiscal 2006, ¥1 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

International Operations

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥16,041,143	¥361,754	4.49%	¥13,915,049	¥290,077 [3,688]	4.15%
Loans and bills discounted	7,245,446	191,377	5.26	5,877,660	147,364	5.00
Securities	3,200,443	60,238	3.75	4,118,281	66,322	3.21
Call loans	464,031	11,611	4.99	430,005	10,424	4.83
Receivables under resale agreements	214,882	2,170	2.01	109,811	2,228	4.04
Receivables under securities borrowing transactions	—	—	—	—	—	—
Bills bought	—	—	—	—	—	—
Deposits with banks	3,730,704	58,851	3.14	2,194,373	33,970	3.08
Interest-bearing liabilities	¥15,866,836 [1,810,070]	¥344,952 [3,471]	4.33%	¥13,716,943 [138,041]	¥297,781 [79]	4.32%
Deposits	8,991,413	177,550	3.93	7,814,450	155,445	3.96
Negotiable certificates of deposit	631,319	17,602	5.56	518,279	13,704	5.27
Call money	331,135	7,545	4.54	259,450	5,816	4.47
Payables under repurchase agreements	82,598	2,003	4.83	311,577	7,729	4.94
Payables under securities lending transactions	638,429	15,834	4.94	1,586,886	32,400	4.07
Bills sold	—	—	—	—	—	—
Borrowed money	1,647,804	43,584	5.27	1,267,882	30,396	4.78
Bonds	1,492,665	26,520	3.54	1,442,264	24,771	3.42

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest-earning deposits (first half of fiscal 2007, ¥77,252 million; first half of fiscal 2006, ¥40,719 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥79,313,721	¥940,051	2.36%	¥80,458,339	¥777,964	1.92%
Loans and bills discounted	53,538,562	651,660	2.42	52,590,383	536,196	2.03
Securities	18,253,297	164,013	1.79	21,792,015	155,120	1.41
Call loans	900,513	13,130	2.90	847,708	10,977	2.58
Receivables under resale agreements	230,481	2,213	1.91	129,560	2,228	3.43
Receivables under securities borrowing transactions	1,197,510	4,082	0.67	1,431,128	1,607	0.22
Bills bought	29,582	271	1.83	96,052	21	0.04
Deposits with banks	3,743,747	58,880	3.13	2,242,055	34,030	3.02
Interest-bearing liabilities	¥80,816,149	¥462,509	1.14%	¥82,461,229	¥334,153	0.80%
Deposits	66,468,256	238,995	0.71	65,353,334	172,533	0.52
Negotiable certificates of deposit	3,044,913	24,316	1.59	3,351,418	15,535	0.92
Call money	2,123,983	11,855	1.11	2,249,529	7,002	0.62
Payables under repurchase agreements	135,661	2,148	3.15	459,529	7,863	3.41
Payables under securities lending transactions	1,636,391	18,394	2.24	2,325,962	33,034	2.83
Bills sold	—	—	—	1,907,027	220	0.02
Borrowed money	3,415,844	53,078	3.09	2,395,065	37,641	3.13
Bonds	3,628,831	38,860	2.13	3,722,028	36,249	1.94

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest-earning deposits (first half of fiscal 2007, ¥801,365 million; first half of fiscal 2006, ¥1,353,468 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2007, ¥2,564 million; first half of fiscal 2006, ¥2,607 million) and corresponding interest (first half of fiscal 2007, ¥4 million; first half of fiscal 2006, ¥1 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.

Breakdown of Interest Income and Interest Expenses

Domestic Operations

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥(11,787)	¥101,902	¥90,115	¥ 7,224	¥ (2,919)	¥ 4,304
Loans and bills discounted	(3,492)	74,944	71,451	22,881	(31,918)	(9,037)
Securities	(13,167)	28,145	14,977	(12,281)	27,761	15,479
Call loans	25	939	965	18	516	535
Receivables under resale agreements	(0)	42	42	0	0	0
Receivables under securities borrowing transactions	(262)	2,737	2,475	62	1,337	1,400
Bills bought	(14)	265	250	1	15	16
Deposits with banks	(43)	11	(31)	3	56	60
Interest expenses	¥ (1,237)	¥ 82,125	¥80,888	¥(1,033)	¥12,870	¥11,837
Deposits	(18)	44,374	44,356	178	11,075	11,254
Negotiable certificates of deposit	(271)	5,154	4,883	(281)	1,701	1,419
Call money	(117)	3,240	3,123	3	1,159	1,163
Payables under repurchase agreements	(85)	96	10	(2)	133	130
Payables under securities lending transactions	288	1,636	1,925	(135)	692	556
Bills sold	(220)	—	(220)	(21)	222	200
Borrowed money	3,441	(1,192)	2,248	6,137	(7,562)	(1,424)
Bonds	(722)	1,584	862	(1,270)	(133)	(1,404)

International Operations

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥46,682	¥24,993	¥71,676	¥25,400	¥86,424	¥111,824
Loans and bills discounted	35,785	8,227	44,012	26,746	35,645	62,391
Securities	(14,781)	8,696	(6,084)	5,726	13,171	18,897
Call loans	843	344	1,187	2,816	3,327	6,143
Receivables under resale agreements	1,061	(1,119)	(57)	(611)	1,051	440
Deposits with banks	24,223	657	24,880	1,112	9,064	10,177
Interest expenses	¥46,739	¥ 432	¥47,171	¥24,139	¥90,692	¥114,832
Deposits	23,241	(1,135)	22,105	9,750	55,215	64,965
Negotiable certificates of deposit	3,119	778	3,897	10,876	846	11,722
Call money	1,632	97	1,729	1,854	1,846	3,701
Payables under repurchase agreements	(5,558)	(167)	(5,726)	4,014	1,774	5,789
Payables under securities lending transactions	(19,365)	2,799	(16,565)	(2,572)	11,905	9,333
Borrowed money	9,807	3,380	13,188	(5,116)	5,440	323
Bonds	880	868	1,749	3,337	1,677	5,014

Total of Domestic and International Operations

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)	Volume-related increase (decrease)	Rate-related increase (decrease)	Net increase (decrease)
Interest income	¥(11,067)	¥173,155	¥162,087	¥23,760	¥ 91,195	¥114,955
Loans and bills discounted	9,826	105,637	115,464	23,804	29,549	53,354
Securities	(25,189)	34,082	8,893	(11,517)	45,895	34,377
Call loans	712	1,440	2,153	3,210	3,468	6,678
Receivables under resale agreements	969	(984)	(15)	(1,322)	1,762	440
Receivables under securities borrowing transactions	(262)	2,737	2,475	62	1,337	1,400
Bills bought	(14)	265	250	1	15	16
Deposits with banks	23,575	1,273	24,849	1,648	8,588	10,237
Interest expenses	¥ (6,666)	¥135,021	¥128,355	¥ 2,574	¥122,921	¥125,495
Deposits	2,991	63,470	66,461	3,750	72,469	76,220
Negotiable certificates of deposit	(1,420)	10,202	8,781	(748)	13,891	13,142
Call money	(390)	5,243	4,853	449	4,415	4,864
Payables under repurchase agreements	(5,167)	(547)	(5,715)	999	4,920	5,919
Payables under securities lending transactions	(8,594)	(6,045)	(14,640)	(16,752)	26,642	9,889
Bills sold	(220)	—	(220)	(21)	222	200
Borrowed money	15,861	(424)	15,437	7,470	(8,571)	(1,100)
Bonds	(907)	3,519	2,611	(1,280)	4,891	3,610

Note: Volume/rate variance is prorated according to changes in volume and rate.

Fees and Commissions

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Fees and commissions (income)	¥177,838	¥43,446	¥221,285	¥181,447	¥37,791	¥219,239
Deposits and loans	5,234	17,951	23,186	5,333	14,620	19,953
Remittances and transfers	48,177	14,368	62,545	48,209	13,505	61,715
Securities-related business	5,525	723	6,249	11,344	536	11,881
Agency	6,915	—	6,915	7,276	—	7,276
Safe deposits	3,365	—	3,365	3,445	—	3,445
Guarantees	11,709	3,449	15,159	10,567	3,381	13,949
Fees and commissions (expenses).................	¥ 54,325	¥ 9,803	¥ 64,128	¥ 52,055	¥ 7,697	¥ 59,752
Remittances and transfers	9,913	4,221	14,134	9,377	2,548	11,926

Trading Income

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Trading profits	¥4,674	¥98,602	¥103,277	¥1,394	¥42,038	¥43,432
Gains on trading securities	960	—	960	—	—	—
Gains on securities related to trading transactions...................................	—	445	445	—	—	—
Gains on trading-related financial derivatives.................................	—	98,157	98,157	—	42,038	42,038
Others	3,714	—	3,714	1,394	—	1,394
Trading losses...	¥ —	¥ —	¥ —	¥ 423	¥ 2,883	¥ 3,307
Losses on trading securities	—	—	—	423	—	423
Losses on securities related to trading transactions...................................	—	—	—	—	2,883	2,883
Losses on trading-related financial derivatives.................................	—	—	—	—	—	—
Others	—	—	—	—	—	—

Note: Figures represent net gains (losses) after offsetting income against expenses.

Net Other Operating Income

	Millions of yen					
	Six months ended September 30					
	2007			2006		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Net other operating income............................	¥10,051	¥(31,775)	¥(21,723)	¥(43,226)	¥ 7,516	¥(35,709)
Gains (losses) on bonds	5,887	(12,137)	(6,249)	(49,996)	(11,696)	(61,692)
Gains (losses) on financial derivatives.......	(2,381)	2,777	396	(1,679)	(12,176)	(13,855)
Gains (losses) on foreign exchange transactions	—	(21,472)	(21,472)	—	31,622	31,622

Deposits (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Deposits and Negotiable Certificates of Deposit
Period-End Balance

	Millions of yen			
	September 30			
	2007		2006	
Domestic operations:				
Liquid deposits	¥38,468,417	64.8%	¥38,905,363	64.9%
Fixed-term deposits	18,385,441	31.0	18,661,632	31.2
Others	590,141	1.0	617,379	1.0
Subtotal	57,444,001	96.8	58,184,375	97.1
Negotiable certificates of deposit	1,903,029	3.2	1,725,717	2.9
Total	¥59,347,030	100.0%	¥59,910,092	100.0%
International operations:				
Liquid deposits	¥ 5,126,820	54.0%	¥ 4,260,722	49.4%
Fixed-term deposits	936,387	9.9	661,861	7.7
Others	2,872,082	30.2	3,040,282	35.2
Subtotal	8,935,290	94.1	7,962,866	92.3
Negotiable certificates of deposit	559,140	5.9	668,090	7.7
Total	¥ 9,494,430	100.0%	¥ 8,630,957	100.0%
Grand total	¥68,841,461	—	¥68,541,049	—

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings

Average Balance

	Millions of yen	
	Six months ended September 30	
	2007	2006
Domestic operations:		
Liquid deposits	¥38,513,359	¥39,113,285
Fixed-term deposits	18,332,815	17,820,575
Others	630,668	605,023
Subtotal	57,476,843	57,538,883
Negotiable certificates of deposit	2,413,593	2,833,138
Total	¥59,890,437	¥60,372,022
International operations:		
Liquid deposits	¥ 5,277,604	¥ 4,142,352
Fixed-term deposits	1,039,109	778,724
Others	2,674,699	2,893,374
Subtotal	8,991,413	7,814,450
Negotiable certificates of deposit	631,319	518,279
Total	¥ 9,622,732	¥ 8,332,729
Grand total	¥69,513,169	¥68,704,752

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings
3. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Deposits, Classified by Type of Depositor

	Millions of yen			
	September 30			
	2007		2006	
Individual	¥33,582,089	54.1%	¥33,815,971	53.9%
Corporate	28,537,903	45.9	28,883,451	46.1
Total	¥62,119,992	100.0%	¥62,699,422	100.0%

Notes: 1. Figures are before adjustment on interoffice accounts in transit.
2. Negotiable certificates of deposit are excluded.
3. Accounts at overseas branches and Japan offshore banking accounts are excluded.

Balance of Investment Trusts, Classified by Type of Customer

	Millions of yen	
	September 30	
	2007	2006
Individual	¥3,622,630	¥2,963,395
Corporate	155,045	116,839
Total	¥3,777,675	¥3,080,234

Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the period-end.

Balance of Time Deposits, Classified by Maturity

	Millions of yen	
	September 30	
	2007	2006
Less than three months	¥ 6,491,258	¥ 5,994,704
Fixed interest rates	5,660,564	5,397,661
Floating interest rates	8,600	—
Others	822,094	597,042
Three — six months	3,593,047	4,059,675
Fixed interest rates	3,508,909	4,019,733
Floating interest rates	1,200	—
Others	82,938	39,941
Six months — one year	4,899,026	4,799,413
Fixed interest rates	4,881,587	4,784,751
Floating interest rates	3,100	—
Others	14,339	14,662
One — two years	1,504,669	1,443,306
Fixed interest rates	1,478,728	1,433,381
Floating interest rates	15,750	5,100
Others	10,191	4,824
Two — three years	1,371,446	1,399,396
Fixed interest rates	1,351,652	1,378,361
Floating interest rates	13,547	15,650
Others	6,246	5,385
Three years or more	1,462,332	1,626,947
Fixed interest rates	963,026	1,222,852
Floating interest rates	498,728	404,090
Others	577	4
Total	¥19,321,781	¥19,323,444
Fixed interest rates	17,844,468	18,236,742
Floating interest rates	540,926	424,840
Others	936,387	661,861

Note: The figures above do not include installment savings.

Loans (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Loans and Bills Discounted
Period-End Balance

	Millions of yen	
	September 30	
	2007	2006
Domestic operations:		
Loans on notes	¥ 2,173,708	¥ 2,626,168
Loans on deeds	34,544,331	35,565,892
Overdrafts	10,009,181	9,133,649
Bills discounted	319,175	345,865
Subtotal	¥47,046,397	¥47,671,576
International operations:		
Loans on notes	¥ 605,369	¥ 539,420
Loans on deeds	7,272,621	5,578,851
Overdrafts	96,740	105,297
Bills discounted	4,578	7,331
Subtotal	¥ 7,979,308	¥ 6,230,901
Total	¥55,025,706	¥53,902,477

Average Balance

	Millions of yen	
	Six months ended September 30	
	2007	2006
Domestic operations:		
Loans on notes	¥ 2,227,990	¥ 2,653,559
Loans on deeds	34,489,153	35,283,246
Overdrafts	9,288,742	8,459,819
Bills discounted	287,230	316,097
Subtotal	¥46,293,116	¥46,712,723
International operations:		
Loans on notes	¥ 589,166	¥ 523,467
Loans on deeds	6,541,938	5,226,118
Overdrafts	106,780	120,451
Bills discounted	7,561	7,623
Subtotal	¥ 7,245,446	¥ 5,877,660
Total	¥53,538,562	¥52,590,383

Note: The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Loans and Bills Discounted, Classified by Purpose

	Millions of yen			
	September 30			
	2007		2006	
Funds for capital investment	¥20,645,950	37.5%	¥20,771,364	38.5%
Funds for working capital	34,379,756	62.5	33,131,113	61.5
Total	¥55,025,706	100.0%	¥53,902,477	100.0%

Balance of Loans and Bills Discounted, Classified by Collateral

	Millions of yen	
	September 30	
	2007	2006
Securities	¥ 736,419	¥ 874,129
Commercial claims	1,076,954	1,111,344
Commercial goods	3,559	—
Real estate	6,750,429	6,714,799
Others	352,385	321,385
Subtotal	8,919,748	9,021,658
Guaranteed	21,678,011	22,378,312
Unsecured	24,427,946	22,502,506
Total	¥55,025,706	¥53,902,477

Balance of Loans and Bills Discounted, Classified by Maturity

	Millions of yen	
	September 30	
	2007	2006
One year or less	¥ 8,670,520	¥ 9,174,988
One — three years	7,771,396	8,080,316
Floating interest rates	6,036,533	6,480,275
Fixed interest rates	1,734,862	1,600,040
Three — five years	8,133,120	7,640,441
Floating interest rates	6,380,694	6,155,250
Fixed interest rates	1,752,425	1,485,190
Five — seven years	3,299,724	3,221,954
Floating interest rates	2,621,254	2,626,719
Fixed interest rates	678,469	595,235
More than seven years	17,045,023	16,545,829
Floating interest rates	16,067,418	15,555,837
Fixed interest rates	977,605	989,991
No designated term	10,105,921	9,238,947
Floating interest rates	10,105,921	9,238,947
Fixed interest rates	—	—
Total	¥55,025,706	¥53,902,477

Note: Loans with a maturity of one year or less are not classified by floating or fixed interest rates.

Balance of Loan Portfolio, Classified by Industry

	Millions of yen			
	September 30			
	2007		2006	
Domestic operations:				
Manufacturing	¥ 5,261,991	11.0%	¥ 5,215,867	10.8%
Agriculture, forestry, fisheries and mining	131,141	0.3	132,045	0.3
Construction	1,210,515	2.5	1,209,362	2.5
Transportation, communications and public enterprises	2,789,203	5.8	2,786,748	5.7
Wholesale and retail	5,000,850	10.4	5,060,573	10.4
Finance and insurance	6,140,831	12.8	5,523,470	11.4
Real estate	6,639,329	13.8	6,407,086	13.2
Services	5,435,176	11.3	5,943,919	12.2
Municipalities	574,422	1.2	522,672	1.1
Others	14,861,648	30.9	15,696,483	32.4
Subtotal	¥48,045,111	100.0%	¥48,498,229	100.0%
Overseas operations:				
Public sector	¥ 28,296	0.4%	¥ 25,386	0.5%
Financial institutions	351,068	5.0	297,156	5.5
Commerce and industry	6,236,774	89.4	4,813,446	89.1
Others	364,455	5.2	268,257	4.9
Subtotal	¥ 6,980,595	100.0%	¥ 5,404,247	100.0%
Total	¥55,025,706	—	¥53,902,477	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches). Overseas operations comprise the operations of SMBC's overseas branches.
2. Japan offshore banking accounts are included in overseas offices' accounts.

Loans to Individuals/Small and Medium-Sized Enterprises

	Millions of yen	
	September 30	
	2007	2006
Total domestic loans (A)	¥48,045,111	¥48,498,229
Loans to individuals, and small and medium-sized enterprises (B)	36,338,166	36,114,517
(B) / (A)	75.6%	74.5%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized enterprises are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding

	Millions of yen	
	September 30	
	2007	2006
Consumer loans	¥14,442,717	¥14,531,670
Housing loans	13,507,255	13,583,819
Residential purpose	9,890,492	9,915,204
Others	935,461	947,851

Note: Housing loans include general-purpose loans used for housing purposes as well as housing loans and apartment house acquisition loans.

Breakdown of Reserve for Possible Loan Losses

	Millions of yen				
	Six months ended September 30, 2007				
	Balance at beginning of the fiscal year	Increase during the interim period	Decrease during the interim period		Balance at end of the interim period
			Objectives	Others	
General reserve for possible loan losses	¥530,598 [208]	¥538,592	¥ —	¥530,598*	¥538,592
Specific reserve for possible loan losses	144,821 [3]	149,555	39,766	105,054*	149,555
Reserve for possible losses on specific overseas loans	1,941	0	—	1,941*	0
Total	¥677,361 [211]	¥688,148	¥39,766	¥637,594	¥688,148

*Transfer from reserves by reversal or origination method

Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

	Millions of yen				
	Six months ended September 30, 2006				
	Balance at beginning of the fiscal year	Increase during the interim period	Decrease during the interim period		Balance at end of the interim period
			Objectives	Others	
General reserve for possible loan losses	¥573,007 [(471)]	¥553,458	¥ —	¥573,007*	¥553,458
Specific reserve for possible loan losses	241,558 [(12)]	216,056	31,767	209,791*	216,056
Reserve for possible losses on specific overseas loans	2,354	2,307	—	2,354*	2,307
Total	¥816,920 [(483)]	¥771,822	¥31,767	¥785,153	¥771,822

*Transfer from reserves by reversal or origination method

Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

Write-off of Loans

	Millions of yen	
	Six months ended September 30	
	2007	2006
Write-off of loans	¥59,177	¥39,937

Note: Write-off of loans includes amount of direct reduction.

Specific Overseas Loans

	Millions of yen	
	September 30	
	2007	2006
Indonesia	¥—	¥34,803
Argentina	3	2
Total	¥ 3	¥34,806
Ratio of the total amounts to total assets	0.00%	0.03%
Number of countries	1	2

Risk-Monitored Loans

Consolidated

	Millions of yen		
	September 30		March 31
	2007	2006	2007
Bankrupt loans	¥ 59,358	¥ 65,026	¥ 60,068
Non-accrual loans	518,766	620,473	488,812
Past due loans (3 months or more)	31,769	36,865	22,018
Restructured loans	441,311	406,751	476,665
Total	¥1,051,206	¥1,129,117	¥1,047,566

Nonconsolidated

	Millions of yen		
	September 30		March 31
	2007	2006	2007
Bankrupt loans	¥ 37,531	¥ 42,129	¥ 33,754
Non-accrual loans	387,442	485,764	357,632
Past due loans (3 months or more)	24,825	33,648	20,543
Restructured loans	299,124	271,960	309,133
Total	¥748,924	¥833,503	¥721,064

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

Nonconsolidated

	Billions of yen		
	September 30		March 31
	2007	2006	2007
Bankrupt and quasi-bankrupt assets	¥ 109.3	¥ 136.0	¥ 108.9
Doubtful assets	340.4	425.1	300.1
Substandard loans	323.9	305.6	329.7
Total of problem assets	773.6	866.7	738.7
Normal assets	61,964.6	58,442.1	60,542.2
Total	¥62,738.2	¥59,308.8	¥61,280.9

Notes: **Definition of problem asset categories**

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No. 132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements. From March 31, 2007, SMBC has included bank-guaranteed bonds sold through private placements (SMBC guarantees all or part of the principal repayment and interest payment) among the items subject to disclosure as problem assets under the Financial Reconstruction Law.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

Securities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Securities

Period-End Balance

	Millions of yen	
	September 30	
	2007	2006
Domestic operations:		
Japanese government bonds	¥ 6,501,085	¥ 7,985,919
Japanese local government bonds	471,144	541,427
Japanese corporate bonds	3,547,974	3,812,327
Japanese stocks	4,443,291	4,539,778
Others	797,818	967,351
Foreign bonds	/	/
Foreign stocks	/	/
Subtotal	¥15,761,314	¥17,846,805
International operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	4,098,809	4,200,640
Foreign bonds	2,798,717	2,967,430
Foreign stocks	1,300,091	1,233,209
Subtotal	¥ 4,098,809	¥ 4,200,640
Total	¥19,860,123	¥22,047,445

Average Balance

	Millions of yen	
	Six months ended September 30	
	2007	2006
Domestic operations:		
Japanese government bonds	¥ 7,068,660	¥ 9,551,449
Japanese local government bonds	512,238	556,969
Japanese corporate bonds	3,720,153	3,740,184
Japanese stocks	2,897,546	2,910,406
Others	854,254	914,724
Foreign bonds	/	/
Foreign stocks	/	/
Subtotal	¥15,052,853	¥17,673,733
International operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	3,200,443	4,118,281
Foreign bonds	1,893,742	2,880,924
Foreign stocks	1,306,701	1,237,356
Subtotal	¥ 3,200,443	¥ 4,118,281
Total	¥18,253,297	¥21,792,015

Note: The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Securities Held, Classified by Maturity

	Millions of yen	
	September 30	
	2007	2006
One year or less		
Japanese government bonds	¥1,968,015	¥3,719,628
Japanese local government bonds	99,771	38,570
Japanese corporate bonds	420,765	509,253
Others	379,588	1,034,674
Foreign bonds	327,392	980,998
Foreign stocks	—	—
One — three years		
Japanese government bonds	332,190	64,985
Japanese local government bonds	76,510	125,006
Japanese corporate bonds	1,097,559	1,021,126
Others	792,651	567,480
Foreign bonds	736,074	516,729
Foreign stocks	914	—
Three — five years		
Japanese government bonds	912,244	991,821
Japanese local government bonds	11,626	62,685
Japanese corporate bonds	875,157	1,174,940
Others	803,854	472,105
Foreign bonds	723,702	361,684
Foreign stocks	—	13,650
Five — seven years		
Japanese government bonds	333,802	583,990
Japanese local government bonds	200,516	212,684
Japanese corporate bonds	638,041	618,922
Others	163,514	128,415
Foreign bonds	122,426	86,187
Foreign stocks	8,360	—
Seven — 10 years		
Japanese government bonds	1,102,639	224,614
Japanese local government bonds	82,315	102,044
Japanese corporate bonds	426,005	383,714
Others	433,027	711,309
Foreign bonds	367,187	582,370
Foreign stocks	—	7,464
More than 10 years		
Japanese government bonds	1,852,192	2,400,878
Japanese local government bonds	405	436
Japanese corporate bonds	90,443	104,370
Others	760,442	524,171
Foreign bonds	521,934	408,638
Foreign stocks	238,506	106,657
No designated term		
Japanese government bonds	—	—
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	4,443,291	4,539,778
Others	1,563,549	1,729,834
Foreign bonds	—	30,822
Foreign stocks	1,052,310	1,105,437
Total		
Japanese government bonds	¥6,501,085	¥7,985,919
Japanese local government bonds	471,144	541,427
Japanese corporate bonds	3,547,974	3,812,327
Japanese stocks	4,443,291	4,539,778
Others	4,896,627	5,167,991
Foreign bonds	2,798,717	2,967,430
Foreign stocks	1,300,091	1,233,209

Ratios (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Income Ratio

	Percentage	
	Six months ended September 30	
	2007	2006
Ordinary profit to total assets	0.34%	0.58%
Ordinary profit to net assets	8.30	19.83
Net income to total assets	0.14	0.39
Net income to net assets	3.25	13.53

Notes: 1. Ordinary profit (net income) to total assets = Ordinary profit (net income) / Days in the interim period × Days in the fiscal year / Average balance of total assets excluding customers' liabilities for acceptances and guarantees × 100
2. Ordinary profit (net income) to net assets = (Ordinary profit (net income) – Preferred dividends) / Days in the interim period × Days in the fiscal year / {(Net assets at beginning of the fiscal year – Number of shares of preferred stock outstanding at beginning of the fiscal year × Issue price) + (Net assets at end of the interim period – Number of shares of preferred stock outstanding at end of the interim period × Issue price)} divided by 2 × 100

Yield/Interest Rate

	Percentage	
	Six months ended September 30	
	2007	2006
Domestic operations		
Interest-earning assets (A)	1.78%	1.47%
Interest-bearing liabilities (B)	1.21	0.88
(A) – (B)	0.57	0.59
International operations		
Interest-earning assets (A)	4.49%	4.15%
Interest-bearing liabilities (B)	4.83	4.79
(A) – (B)	(0.34)	(0.64)
Total		
Interest-earning assets (A)	2.36%	1.92%
Interest-bearing liabilities (B)	1.94	1.52
(A) – (B)	0.42	0.40

Loan-Deposit Ratio

	Millions of yen	
	September 30	
	2007	2006
Domestic operations		
Loans and bills discounted (A)	¥47,046,397	¥47,671,576
Deposits (B)	59,347,030	59,910,092
Loan-deposit ratio (%)		
(A) / (B)	79.27%	79.57%
Ratio by average balance for the interim period	77.29	77.37
International operations		
Loans and bills discounted (A)	¥ 7,979,308	¥ 6,230,901
Deposits (B)	9,494,430	8,630,957
Loan-deposit ratio (%)		
(A) / (B)	84.04%	72.19%
Ratio by average balance for the interim period	75.29	70.53
Total		
Loans and bills discounted (A)	¥55,025,706	¥53,902,477
Deposits (B)	68,841,461	68,541,049
Loan-deposit ratio (%)		
(A) / (B)	79.93%	78.64%
Ratio by average balance for the interim period	77.01	76.54

Note: Deposits include negotiable certificates of deposit.

Securities-Deposit Ratio

	Millions of yen	
	September 30	
	2007	2006
Domestic operations		
Securities (A)	¥15,761,314	¥17,846,805
Deposits (B)	59,347,030	59,910,092
Securities-deposit ratio (%)		
(A) / (B)	26.55%	29.78%
Ratio by average balance for the interim period	25.13	29.27
International operations		
Securities (A)	¥ 4,098,809	¥ 4,200,640
Deposits (B)	9,494,430	8,630,957
Securities-deposit ratio (%)		
(A) / (B)	43.17%	48.66%
Ratio by average balance for the interim period	33.25	49.42
Total		
Securities (A)	¥19,860,123	¥22,047,445
Deposits (B)	68,841,461	68,541,049
Securities-deposit ratio (%)		
(A) / (B)	28.84%	32.16%
Ratio by average balance for the interim period	26.25	31.71

Note: Deposits include negotiable certificates of deposit.

Capital (Nonconsolidated)
Sumitomo Mitsui Banking Corporation

Capital Stock (as of September 30, 2007)
¥664,986 million

Number of Shares Issued

September 30, 2007	Number of shares issued
Common stock	56,355,849
Preferred stock (1st series Type 6)	70,001
Total	56,425,850

Note: The shares above are not listed on any stock exchange.

Principal Shareholders

a. Common Stock

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	56,355,849	100.00%

b. Preferred Stock (1st series Type 6)

September 30, 2007 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	70,001	100.00%

Others (Nonconsolidated)
Sumitomo Mitsui Banking Corporation

Breakdown of Collateral for Customers' Liabilities for Acceptances and Guarantees

	Millions of yen	
	September 30	
	2007	2006
Securities	¥ 11,903	¥ 22,858
Commercial claims	29,973	26,882
Commercial goods	5,737	4,785
Real estate	66,850	60,251
Others	22,503	22,103
Subtotal	¥ 136,967	¥ 136,882
Guaranteed	590,439	546,882
Unsecured	3,743,574	3,751,388
Total	¥4,470,981	¥4,435,152

Trust Assets and Liabilities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Statements of Trust Assets and Liabilities

	Millions of yen	
	September 30	
	2007	2006
Assets:		
Loans and bills discounted	¥ 4,150	¥ 8,080
Loans on deeds	4,150	8,080
Securities	285,533	241,904
Japanese government bonds	190,415	137,899
Corporate bonds	12,000	12,000
Foreign securities	82,818	92,004
Other securities	300	—
Securities held in custody accounts	3,274	33,297
Monetary claims	660,147	708,378
Monetary claims for housing loans	115,393	131,785
Other monetary claims	544,754	576,593
Tangible fixed assets	84	—
Equipment	84	—
Other claims	1,332	1,009
Due from banking account	45,893	50,733
Cash and due from banks	27,401	245,401
Deposits with banks	27,401	245,401
Total assets	¥1,027,818	¥1,288,805
Liabilities:		
Designated money trusts	¥ 262,943	¥ 430,714
Specified money trusts	88,254	98,973
Money in trusts other than money trusts	45	—
Security trusts	3,274	33,297
Monetary claims trusts	560,068	595,876
Composite trusts	113,230	129,944
Total liabilities	¥1,027,818	¥1,288,805

Notes: 1. Amounts less than one million yen have been omitted.
2. SMBC has no co-operative trusts under other trust bank's administration as of interim period-end.
3. SMBC does not deal with any trusts with principal indemnification.
4. Excludes trusts whose monetary values are difficult to calculate.

Balance of Money Trusts and Others

	Millions of yen	
	September 30	
	2007	2006
Money trusts	¥351,198	¥529,687
Pension trusts	—	—
Asset formation benefit trusts	—	—
Loan trusts	—	—
Total	¥351,198	¥529,687

Balance of Trusts with Principal Indemnification

There are no corresponding items.

Risk-Monitored Loans Related with Trusts with Principal Indemnification

There are no corresponding items.

Balance of Principal Amounts of Money Trusts and Loan Trusts, Classified by Maturity

	Millions of yen	
	September 30	
	2007	2006
Money trusts:		
Less than one year	**¥ 2,958**	¥ 80,378
One — two years	**29,719**	8,758
Two — five years	**48,511**	286,063
Five years or more	**265,134**	148,821
No designated term	**—**	—
Total	**¥346,324**	¥524,021
Loan trusts:		
Less than one year	**¥ —**	¥ —
One — two years	**—**	—
Two — five years	**—**	—
Five years or more	**—**	—
No designated term	**—**	—
Total	**¥ —**	¥ —

Balance of Money Trusts and Others

	Millions of yen	
	September 30	
	2007	2006
Money trusts:		
Loans and bills discounted	**¥ 4,150**	¥ 8,080
Securities	**285,533**	241,904
Subtotal	**289,683**	249,984
Pension trusts:		
Loans and bills discounted	**—**	—
Securities	**—**	—
Subtotal	**—**	—
Asset formation benefit trusts:		
Loans and bills discounted	**—**	—
Securities	**—**	—
Subtotal	**—**	—
Loan trusts:		
Loans and bills discounted	**—**	—
Securities	**—**	—
Subtotal	**—**	—
Total of loans and bills discounted	**4,150**	8,080
Total of securities	**285,533**	241,904
Total	**¥289,683**	¥249,984

Balance of Loans and Bills Discounted

	Millions of yen	
	September 30	
	2007	2006
Loans on deeds	**¥4,150**	¥8,080
Loans on notes	**—**	—
Bills discounted	**—**	—
Total	**¥4,150**	¥8,080

Balance of Loans and Bills Discounted, Classified by Maturity

	Millions of yen	
	September 30	
	2007	2006
Loans and bills discounted		
One year or less	**¥1,150**	¥1,580
One — three years	**800**	1,300
Three — five years	**1,000**	4,000
Five — seven years	**—**	—
More than seven years	**1,200**	1,200
Total	**¥4,150**	¥8,080

Balance of Loans and Bills Discounted, Classified by Collateral

	Millions of yen	
	September 30	
	2007	2006
Securities	¥ —	¥ —
Commercial claims	—	—
Real estate	—	—
Factory	—	—
Fund	—	—
Ships and vessels	—	—
Others	—	—
Subtotal	—	—
Guaranteed	300	3,000
Unsecured	3,850	5,080
Total	¥4,150	¥8,080

Balance of Loans and Bills Discounted, Classified by Purpose

	Millions of yen			
	September 30			
	2007		2006	
Funds for capital investment	¥1,000	24.10%	¥4,000	49.50%
Funds for working capital	3,150	75.90	4,080	50.50
Total	¥4,150	100.00%	¥8,080	100.00%

Breakdown of Loan Portfolio, Classified by Industry

	Millions of yen			
	September 30			
	2007		2006	
Manufacturing	¥1,000	24.10%	¥1,000	12.38%
Agriculture, forestry, fisheries and mining	—	—	—	—
Construction	—	—	—	—
Transportation, communications and public enterprises	1,450	34.94	4,880	60.39
Wholesale and retail	—	—	1,000	12.38
Finance and insurance	1,200	28.91	1,200	14.85
Real estate	—	—	—	—
Services	500	12.05	—	—
Municipalities	—	—	—	—
Others	—	—	—	—
Total	¥4,150	100.00%	¥8,080	100.00%

Loans to Individuals/Small and Medium-Sized Enterprises
Balance of Loans

	Millions of yen	
	September 30	
	2007	2006
Total to individuals, and small and medium-sized enterprises (A)	¥1,450	¥4,880
Total loans (B)	4,150	8,080
(A) / (B)	34.93%	60.39%

Number of Loans Lent

	Number of loans	
	September 30	
	2007	2006
Total to individuals, and small and medium-sized enterprises (C)	3	5
Total loans (D)	6	8
(C) / (D)	50.00%	62.50%

Note: Small and medium-sized enterprises are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Balance of Securities Related with Money Trusts and Others

	Millions of yen			
	September 30			
	2007		2006	
Japanese government bonds	¥190,415	66.69%	¥137,899	57.01%
Japanese local government bonds	—	—	—	—
Short-term Japanese corporate bonds	—	—	—	—
Japanese corporate bonds	12,000	4.20	12,000	4.96
Japanese stocks	—	—	—	—
Others	83,118	29.11	92,004	38.03
Total	¥285,533	100.00%	¥241,904	100.00%

Capital Ratio Information

Sumitomo Mitsui Banking Corporation and Subsidiaries

■ Capital Structure Information (Consolidated Capital Ratio (International Standards))

		Millions of yen		
		September 30		March 31
		2007	2006	2007
Tier I capital:	Capital stock	¥ 664,986	¥ 664,986	¥ 664,986
	Capital surplus	1,603,512	1,603,512	1,603,512
	Retained earnings	753,192	448,757	581,619
	Cash dividends to be paid	(74,613)	—	—
	Foreign currency translation adjustments	(15,571)	(52,757)	(37,194)
	Stock acquisition rights	27	4	14
	Minority interests	1,394,544	1,025,875	1,374,169
	Goodwill and others	(3)	(5)	(4)
	Gain on sale on securitization transactions	(41,372)	—	(40,057)
	Total Tier I capital (A)	4,284,702	3,690,374	4,147,047
Tier II capital:	Unrealized gains on other securities after 55% discount	689,175	648,516	830,321
	Land revaluation excess after 55% discount	39,163	39,709	39,367
	General reserve for possible loan losses	40,867	694,015	28,115
	Excess amount of provision	212,471	—	193,977
	Subordinated debt	2,507,177	2,595,141	2,564,195
	Total Tier II capital	3,488,855	3,977,382	3,655,976
	Tier II capital included as qualifying capital (B)	3,488,855	3,690,374	3,655,976
Deductions:	(C)	383,831	264,544	320,319
Total qualifying capital:	(D) = (A) + (B) - (C)	¥ 7,389,727	¥ 7,116,203	¥ 7,482,705
Risk-adjusted assets:	On-balance sheet items	¥46,718,754	¥58,769,353	¥44,878,966
	Off-balance sheet items	10,508,263	6,363,767	8,756,301
	Market risk items	362,303	364,429	401,455
	Operational risk	3,691,228	—	3,701,598
	Total risk-adjusted assets (E)	¥61,280,548	¥65,497,549	¥57,738,321
Tier I risk-adjusted capital ratio:	(A) / (E) x 100	6.99%	5.63%	7.18%
Total risk-adjusted capital ratio:	(D) / (E) x 100	12.05%	10.86%	12.95%
Required capital:	(E) x 8%	¥ 4,902,443	¥ —	¥ 4,619,065

■ Capital Structure Information (Nonconsolidated Capital Ratio (International Standards))

		Millions of yen		
		September 30		March 31
		2007	2006	2007
Tier I capital:	Capital stock	¥ 664,986	¥ 664,986	¥ 664,986
	Capital reserve	665,033	665,033	665,033
	Other capital surplus	702,514	702,514	702,514
	Other retained earnings	824,151	676,709	760,100
	Other	921,300	838,728	933,063
	Cash dividends to be paid	(74,613)	—	—
	Gain on sale on securitization transactions	(41,372)	—	(40,057)
	Total Tier I capital (A)	3,662,001	3,547,973	3,685,641
Tier II capital:	Unrealized gains on other securities after 55% discount	683,006	637,941	824,998
	Land revaluation excess after 55% discount	32,717	33,225	32,920
	General reserve for possible loan losses	—	553,458	—
	Excess amount of provision	120,404	—	32,467
	Subordinated debt	2,651,913	2,523,141	2,710,870
	Total Tier II capital	3,488,042	3,747,767	3,601,257
	Tier II capital included as qualifying capital (B)	3,488,042	3,547,973	3,601,257
Deductions:	(C)	335,470	104,290	286,295
Total qualifying capital:	(D) = (A) + (B) - (C)	¥ 6,814,573	¥ 6,991,656	¥ 7,000,603
Risk-adjusted assets:	On-balance sheet items	¥41,649,750	¥54,511,090	¥40,755,261
	Off-balance sheet items	8,894,519	6,047,594	7,871,270
	Market risk items	257,311	305,602	334,631
	Operational risk	3,042,353	—	3,053,199
	Total risk-adjusted assets (E)	¥53,843,935	¥60,864,287	¥52,014,363
Tier I risk-adjusted capital ratio:	(A) / (E) x 100	6.80%	5.82%	7.08%
Total risk-adjusted capital ratio:	(D) / (E) x 100	12.65%	11.48%	13.45%
Required capital:	(E) x 8%	¥ 4,307,514	¥ —	¥ 4,161,149



中間期ディスクロージャー誌

2007

平成19年4月1日～平成19年9月30日

三井住友フィナンシャルグループ

三井住友銀行

最高の信頼を得られ世界に通じる金融グループを目指して

LEAD THE VALUE

私たち三井住友フィナンシャルグループが目指すもの。

それは、お客さまにとって真に価値あるサービスを提供する

金融のプロフェッショナル集団です。

絶えず変化する市場で、つねに一歩先を行くVALUEを提供するために

グループの一員ひとりひとりが

「その道のスペシャリスト」としての誇りをもって考え、行動します。



目 次

その行動を支えるのは、私たち本来の3つの力です。



「先進性」

誰よりも先んじて
世界水準の先進的なサービスを
提供することで、
これからの時代のお客さまニーズに
応えていきます。

「スピード」

つねにスピード感と
実行力をもって行動することで、
お客さまが
「いま」必要なサービスを
提供していきます。

「提案・解決力」

個人・法人、国内・海外を問わず
お客さまの深い理解に基づき、
グループの情報と知恵を結集して
お客さまの課題を
解決していきます。

さまざまな分野のスペシャリストが組んで、

新たなVALUEを生み出す。

そして、お客さまと向き合って最適なサービスを提供する。

その結果、信頼できるパートナーとして選ばれること。

これが私たちの約束です。

株式会社 三井住友フィナンシャルグループ　　平成20年1月
広 報 部　〒100-0006　東京都千代田区有楽町1-1-2
　　　　　TEL（03）5512-3411

株式会社 三井住友銀行
広 報 部　〒100-0006　東京都千代田区有楽町1-1-2
　　　　　TEL（03）3501-1111



トップメッセージ

皆さまには、平素より私ども三井住友フィナンシャルグループをお引き立ていただき、心より御礼申し上げます。
さて、これより、私どもの今年度上期における取組内容と、下期以降の取組方針について説明させていただきます。

◇2007年度上期における取り組み

　当社グループは、今年度、2009年度までの3年間を対象とする中期経営計画「LEAD THE VALUE計画」をスタートさせ、個人向け金融コンサルティング、法人向けソリューション、グローバルマーケットにおける特定分野、支払·決済·コンシューマーファイナンス、投資銀行·信託業務、自己勘定投資、アセット回転型ビジネスの7つからなる成長事業領域の重点的強化と、持続的成長を支える企業基盤の整備に取り組んでおります。

　当社グループの上期の業績は、三井住友銀行におきまして、国債等債券損益の改善や預貸金利鞘の拡大により業務純益が増益となった一方で、与信関係費用の増加や保有株式の減損等の影響により経常利益が減益となったこと等から、連結経常利益は前年同期比39億円減益の3,532億円、連結中間純利益は同じく731億円減益の1,705億円となりました。



三井住友フィナンシャルグループ
取締役社長
北山　禎介

◇今後の取り組み
（1）　成長事業領域の重点的強化

　今後、当社グループは、引き続き成長事業領域の重点的強化を進めてまいります。

　まず、個人のお客さまにつきましては、三井住友銀行における金融コンサルティングをさらに高度化し、多様な金融サービスをワンストップで提供する「トータルコンサルティング」を実現してまいります。具体的には、従来取り扱っております投資信託、個人年金保険、SMBCフレンド証券が提供する投資一任付き資産運用サービス等の商品ラインアップおよびサービス内容を一段と充実させますとともに、昨年12月の規制緩和に伴い取り扱いを開始した終身保険、定期保険、医療保険等の多様な保険商品の提供を進めてまいります。また、引き続き、有人店舗ネットワークの拡充·整備、ならびにコンサルタントの増強にも取り組んでまいります。

　支払·決済·コンシューマーファイナンスにつきましては、当社グループは、昨年、セントラルファイナンスおよびOMCカードとの間で戦略的提携に基本合意しております。今後、三井住友カードやクオークを含めた提携各社が持つ多様な専門性·ノウハウ、顧客基盤、ネットワーク、ブランドの融合を通じて、お客さまのニーズに的確に応えた良質の商品·サービスを提供し、もって「本邦No.1のクレジットカード事業体」の実現を目指してまいります。また、プロミスとの協働事業につきましても、お客さまのライフスタイルに応じた健全なファイナンスニーズに応えるべく、ローン契約機の増設等を通じて引き続き推進してまいります。

　一方、法人のお客さまにつきましては、三井住友銀行におけるソリューションビジネスの一層の拡充に取り組んでまいります。具体的には、昨年4月に新設したプライベート·アドバイザリー本部を通じた事業承継、プライベートバンキング、職域取引といった個人と法人のニー

ズが交差する事業領域の強化や、成長企業育成ビジネス、公共法人・地域金融機関取引、環境ビジネス等の強化に取り組んでまいります。

また、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、M&Aを通じた事業拡大・再編等の、お客さまの経営課題の解決策を提供する投資銀行業務につきましても、コーポレート・アドバイザリー本部における取り組みや、大和証券エスエムビーシー株式会社との協働を通じて、一段と強化してまいります。加えて、昨年10月に、当社グループと住友商事グループとの戦略的提携に基づき発足した三井住友ファイナンス&リース並びに住友三井オートサービスによる多様なリース・オートリース業務、日本総研ソリューションズによるシステム構築・運用やITコンサルティング業務等、グループ一体となったソリューション提供についても更に進めてまいります。

(2) 持続的成長に向けた企業基盤の整備

当社グループは、引き続き、持続的成長を支える企業基盤の整備を進めてまいります。

具体的には、昨年9月に施行された金融商品取引法に則り利用者保護を徹底する等、コンプライアンスを一段と強化してまいります。同時に、海外におきましても、マネー・ローンダリング防止への対応を含め、法令等の遵守を徹底いたします。

加えて、投資銀行業務、グローバルマーケットにおける特定分野といった成長事業領域におけるプロフェッショナル人材の採用強化、IT基盤や営業店設備のリノベーション等の業務インフラの整備、ALM・リスク管理体制の高度化、ならびにCS(お客さま満足度)向上に向けた諸施策を実施してまいります。

今年度通期の業績につきましては、連結経常利益では前年比約1,400億円増益の9,400億円、連結当期純利益では同じく約1,300億円増益の5,700億円を予想しております。

また、当社は、株主の皆さまへの利益還元を強化する観点から、今年度の普通株式一株当たりの配当予想を前年度対比で3,000円増配の10,000円とし、その半分の金額を中間配当としてお支払いいたしましたが、今後も、中期経営計画の着実な進捗に合わせて、株主還元の一層の充実を積極的に検討してまいります。

私どもは、これらの取り組みを通じて中期経営計画の達成への歩を進めることにより、ステークホルダーからの付託にお応えしてまいりたいと考えております。皆さまには、今後ともなお一層のご理解、ご支援を賜りますようお願い申し上げます。

平成20年1月



三井住友銀行
頭取
奥　正之


■ 個人の皆さまへのサービス

SMFGでは、グループ各社が協働して個人のお客さまへのサービス向上に取り組んでいます。

三井住友銀行では、お客さまのニーズを原点とした「個人金融サービス業No.1」の実現に向けてさまざまな取り組みを行っています。

具体的には、商品・サービスの開発力、専門性の高い人材による相談力、ブロック制を核としたエリアマーケティング等を最大限に活用し、個人のお客さまに幅広く質の高い金融サービスを提供することに努めています。

その結果、平成19年度上期の実績は、個人年金販売額2,109億円、個人向け投資信託預り残高36,226億円（平成19年9月末現在）、外債・仕組債販売額508億円、住宅ローン残高135,073億円（平成19年9月末現在）とお客さまから高い評価をいただいています。

また、平成17年12月より新規取り扱いを開始しました一時払終身保険の販売実績については、平成19年9月までで1,020億円となりました。

金融コンサルティングビジネス

平成19年度上期には、投資信託・生命保険等の新商品を導入しました。また、平成19年12月に銀行窓口での保険販売が全面解禁されたことを受け、生命保険の取扱商品を拡充しました。

ローンにつきましては、平成17年10月より取り扱いを開始し、「2006年日経優秀製品・サービス賞 最優秀賞」を受賞している「三大疾病保障付住宅ローン」が大変ご好評をいただいています。取り扱い開始以来、平成19年9月末までの取組額は約4,900億円となっています。

資産運用・ローン等のご相談に休日・平日夜間にもお応えする「SMBCコンサルティングプラザ」を平成19年9月末現在で66拠点まで、またコンサルティング業務に特化した小型店舗「SMBCコンサルティングオフィス」を22拠点まで拡大しました。また、平成19年4月に東戸塚支店、平成19年11月に市川支店を出店するなど、今後ますますお客さまに身近で便利なコンサルティングネットワークの構築を目指して積極的な展開を図っていきます。





決済ビジネス

各種決済関連サービスのプラットフォームとして位置づけている「SMBCファーストパック」につきまして、平成19年9月より、ポイント交換メニューの拡充や、既存の三井住友カードの解約なしでの切替申込受付開始などの商品性のレベルアップを行いました。

三井住友カードがNTTドコモとの戦略的提携に基づき平成17年12月より開始しました新クレジットサービス「三井住友カードiD」については、平成19年9月末の契約者数は約44万人であり、「iD」が使える加盟店の端末台数は約18万台に拡大しています。今後も、総合カード会社としてのノウハウを最大限活用し、小額から高額までの決済インフラを構築し、お客さまへの更なるサービス向上を目指していきます。

また、平成19年5月に三井住友銀行は、NTTドコモが開発したモバイルバンキングの共有プラットフォーム「iアプリバンキング」で残高照会・入出金明細照会・振込などのサービスを開始し、平成19年10月より、NTTドコモのお客さまサービス拠点である「ドコモショップ」の3店舗に三井住友銀行のATMとリモートコンサルティングデスク「バンクTV」を設置しました。

リモートバンキング「One's ダイレクト」につきましては、常にお客さまのニーズに応えたサービスメニューの充実・利便性の向上に努めている結果、外部評価機関Gomez社によるインターネットバンキングの評価ランキングで6期連続1位を獲得する等、高い評価を得ており、平成19年10月には契約者数800万人を突破しました。

また、平成19年10月にはATM手数料の改定を行いました。

ご利用口座のお取引時点での預金残高が10万円以上のお客さまへの本支店ATM・@BＨNKの平日時間外手数料無料化、ゆうちょ銀行ATM・JR東日本ATMの利用手数料無料化、カードローンの時間外手数料・利用手数料無料化を行うなど、お取引内容に応じた手数料の設定や無料でご利用いただけるATMネットワーク網の拡充を図っています。



コンシューマーファイナンスビジネス

平成17年4月より三井住友銀行、プロミス（株）、アットローン（株）の3社で開始しましたコンシューマー・ファイナンス事業につきましては、平成19年9月末時点でACM（ローン契約機）の設置台数が631台、貸付金残高が3,098億円と確実に拡大しています。

Topics

◆保険全面解禁への対応

三井住友銀行は、銀行窓口での保険販売が全面解禁されたことを受けて、コンサルティングビジネスの一層の拡充を図り、あらゆる金融サービスをワンストップで提供する「トータルコンサルティング」の一環として、平成19年12月22日より生命保険の取扱商品を拡充しました。

具体的に拡充した商品は、終身保険、定期保険、医療保険、がん保険、介護終身保険、こども保険の6種類、合計16商品です。



当初は、生命保険の販売経験者である「保険コンサルタント」が常駐する86店舗にて取り扱いを開始し、今後順次拡大を検討していきます。



◆東海地区におけるサービス強化

三井住友銀行は、愛知県を中心とする東海地区において、店舗ネットワークの拡充等を通じ、お客さまへのサービスを一層強化いたします。

具体的には、新規出店により東海地区の店舗ネットワークを飛躍的に拡充し、個人のお客さまに、三井住友銀行の個人コンサルティングビジネスの質の高いサービスをご提供できるよう推進いたします。また、お預かり資産の大きな個人のお客さま向けの会員専門拠点の設置や、アパート・賃貸マンションの新築・建替え・購入などの資金ニーズにお応えする専門拠点の設立を検討しています。

また、既存店舗についてもリニューアルを実施する等、これまで以上にお客さまに快適にご利用いただけ、資産運用やローンに関するご相談のニーズに対して質の高いコンサルティングサービスを提供する事を目的とした店舗空間の創出を図っていきます。

◆一般事業法人との連携強化

SMFGは、生活インフラ産業との決済分野を中心とした提携に加え、コンテンツ提供企業との提携強化にも注力しています。

例えば、セコム（株）との提携では、同社のホームセキュリティ契約者を対象に当行が貸金庫手数料の割引を実施する一方、当行のお客さまに対し、同社がホームセキュリティサービスを優遇提供するキャンペーンを実施しています。

このように、今後もお客さまに対して新たな付加価値を提供していきます。

■ 法人の皆さまへのサービス

上場企業への取り組み強化
コーポレート・アドバイザリー本部の取り組み

　三井住友銀行では、上場企業などを対象とした法人取引を強化する目的で、平成18年度期初にコーポレート・アドバイザリー本部（以下、CA本部）を設置しました。CA本部は、業種ごとのグループ編成により業種別の知見・情報を集約し、法人部門及び企業金融部門の営業店に加え、投資銀行部門や調査セクション等の各本部、更には大和証券SMBC（株）等とも協働し、お客さまの経営課題にお応えし、企業価値向上に貢献することをミッションとしています。

　設置後一年半の間に、顧客の経営課題に対する徹底的な分析と、グループ一体となった積極的な提案活動に力を注いできた結果、M＆A、買収防衛を主眼とした資本政策、バランスシートマネジメント等について、2,000件以上の案件が積み上がっており、具体的な成果もあがってきています。引き続き各種ご提案を行っていくとともに、お客さまの経営課題の解決に繋がる総合的なソリューションの提供に努めていきます。

中堅・中小企業への取り組み強化

　三井住友銀行では、中堅・中小企業のお客さまの事業発展のためのサービス提供に積極的に取り組んでいます。

　お客さまのニーズの強い無担保貸出の分野で、第三者保証が不要な「ビジネスセレクトローン」をいち早く開発し、中小企業向け融資を推進してきましたが、平成19年9月より、従来の無担保中心のメニューに加え、有担保の商品として「ワイドサポートローン」を新たにラインアップしました。不動産担保の状況をお取引条件に反映する商品となっており、お客さまの「所有不動産を活用した資金調達ニーズ」に対応するものです。

　また、平成19年11月より、設備動産を担保とする設備活用ローン「アセットバリュー」の取り扱いを開始しました。この「アセットバリュー」は、リース会社との提携により、工作機械・建設機械などの「設備動産」を担保としてご提供いただくことにより、そのメリットをお客さまに還元する商品で、お客さまの設備投資に対する資金調達ニーズを積極的にサポートしていきます。



＜案件の種類別内訳*＞

その他
バランスシートマネジメント
M＆A／アライアンス
資金調達
資本政策

* 平成19年9月時点の案件







加えて、平成18年11月より無料情報提供サービス「ビジネス・インフォメーション・サービス」の取り扱いを開始していますが、平成19年9月より「配信コンテンツの拡充」「ウィークリー配信の実現」等内容の充実化を図っており、ご利用されるお客さまも1万社を超えています。融資商品だけに留まらない付加価値のある顧客サービスについても、引き続き提供していきます。

環境ビジネスへの取り組み

三井住友銀行では、平成18年2月より環境意識の高い中堅中小企業のお客さまに優遇金利でご融資する「SMBC-ECOローン」の取り扱いを開始していますが、平成19年1月に対象企業をビジネスセレクトローン等をご活用いただいているお客さまに拡大すると共に、環境認証の対象として地方自治体やNPO法人などが運営する認証を加え、更に多くのお客さまにご利用いただけるようになりました。平成19年9月末までの累計取組額は約200億円となっています。

また、環境ベンチャー企業を対象としたビジネスコンテスト「eco japan cup 2007」を今年度も環境省等と主催する他、平成19年10月には前年度に引き続き環境関連企業のビジネスマッチングの場として「環境ビジネス交流会」を大阪にて実施しました。今後も引き続きさまざまな面で環境に関わるお客さまのサポートをしていきます。





Topics

◆株式公開志向企業向け新サービスの取り扱い開始

三井住友銀行グループのSMBCコンサルティングは、IPOコンサルティング各社と提携し、IPOビジネス倶楽部会員を中心とする株式公開志向企業を対象とした「IPOスタートアッププラン」および「IPOアドバイザリープラン」の取り扱いを平成19年8月より開始しました。「IPOスタートアッププラン」は、提携IPOコンサルティング会社の公認会計士を中心とするスタッフが直接顧客へ訪問して、株式公開に向けた課題を抽出し、解決策を迅速・簡潔かつ安価に提供するサービスです。「IPOアドバイザリープラン」は、「IPOスタートアッププラン」により抽出された課題の個別具体的な解決策を提供するサービスです。

本サービスの提供やIPOビジネス倶楽部の運営を通じ、株式公開を志向する企業のニーズに的確に応えていきます。

「IPOスタートアッププラン」

報告書のイメージ
❶ 企業経営の継続性および経営成績の見通し
❷ 経営管理組織の整備および運用の状況
❸ 特別利害関係者、関係会社の状況
❹ 企業内容等の開示の適正性
❺ その他の事項
❻ 資本政策の状況
❼ 株式公開のための準備作業のスケジュール



株式公開
準備作業へ

「IPOアドバイザリープラン」

主なコンサルティングメニュー

●事業計画策定支援	●公開前組織再編支援
●資本政策策定支援	●財務会計制度構築支援
●株価分析支援	●予算管理制度構築・運用支援
●財務診断	●内部管理体制構築支援
●社内規程作成支援	●内部監査制度構築・運用支援
●原価計算制度構築支援	●J-SOX対応支援
●上場申請書類作成支援	●人事制度構築支援

■ 法・個人一体ビジネスへの取り組み



プライベート・アドバイザリー本部

　起業家富裕層の出現、団塊世代の大量退職と少子高齢化による人材確保難、企業経営者の高齢化・世代交代という環境下、「プライベートバンキング」「従業員取引」「企業オーナーの事業承継」を成長事業と捉え、平成19年4月プライベート・アドバイザリー本部を設置しました。

　個人資産運用、企業人事戦略・福利厚生・年金、事業・資産承継など、個人向け・法人向けコンサルティングの専門家を含め東西150名の陣容で、お客さまのニーズにお応えしています。

　グループ会社・関連会社等との連携や、関連するさまざまなノウハウの融合・複合を進め、新しいビジネス・プロセスの確立と、より良いサービスの提供を目指します。

- プライベートバンキングでは、富裕層顧客向けの商品ラインアップの拡充のため、オルタナティブ（コモディティ等の代替的資産）系を主に4投資商品を投入しました。
  営業拠点でのお客さまのニーズ発掘、高度な運用相談に対応するため、営業拠点のサポート要員として専門本部スタッフを、営業拠点を統括する地域本部に駐在させました。
- 従業員取引では、従来型の金融商品の提供を超えたより幅広い立場から、事業戦略を支える人事戦略の一環としての戦略的福利厚生について、セミナーを通じてのニーズの顕在化、コンサルティング、福利厚生代行会社の紹介等、企業の「人」に関わる課題解決の支援を行っています。
  確定拠出年金の分野では、運営管理機関であるジャパン・ペンション・ナビゲーター社の増資を行い、サービスレベルの向上を行っています。
- 事業承継では、多数のご相談をいただいています。オーナー個人と家族、後継者、事業の状況に応じ、また、関係者それぞれの気持ちを大事に、きめ細かなソリューション提案とアフターケアを行っています。

■ 投資銀行ビジネス

　近時、法人のお客さまの経営課題は、ビジネスのマーケットや制度の急速な国際化等により、益々多様化、複雑化しており、その解決手段提供のため、金融機関に対しては、より高度な金融手法の開発力・提案力が求められています。

　SMFGでは、三井住友銀行の投資銀行部門およびグループ会社の力を結集して、資金調達、資金運用、事業再編、リスクヘッジ、企業間資金決済等、さまざまなニーズに最適なソリューション手法を開発・提供し、お客さまのビジネス展開や企業価値向上のお手伝いをさせていただきます。



■ 投資銀行業務関連収益（三井住友銀行）*

*証券仲介は個人・法人合算の受入手数料。その他は、各種手数料、金利収益等を含む行内管理ベース収益。

Topics

◆成長企業投資への取り組み

　成長企業の資金調達の多様化を踏まえ、エクイティ・メザニン投資を通じた成長企業育成・支援を強化するため、投資銀行部門内に「投資営業部」を新設しました。グループ会社との連携、外部プライベートファンドとの共同投資等により、エクイティやメザニンへと多様化している資金ニーズに対応し、また、投資先に対するコンサルティングや情報提供も併せて行います。

◆ 環境ソリューション室の新設

　三井住友銀行はストラクチャードファイナンス営業部の部内室として「環境ソリューション室」を新設しました。地球温暖化防止の枠組みである「排出権取引」を軸としながら、世界各国の拠点と協働して、お客さまの環境関連ニーズに対し、さまざまなソリューションを提供していきます。

■ 国際ビジネス

SMFGではグローバルに事業展開する企業のお客さまに対して、三井住友銀行の海外拠点ネットワークをはじめ、グループ会社、提携他社と協働し、各地域の特徴に合わせた地理的制約にとらわれない高いレベルのサービスを提供しています。また、エマージング・マーケットにおけるビジネスチャンスにも戦略的かつ積極的に取り組んでいます。

アジア地域では、中国やベトナムといった成長市場へ進出しているお客さまへのきめ細かいサービス提供を図ります。米州地域では、世界最先端の金融市場でのノウハウ吸収とリレーションの拡大に努め、また欧州地域では、EUをはじめロシア、中東欧、中近東等周辺成長市場にもビジネスを拡大しつつ、お客さまに満足していただけるサービス提供を目指します。

Topics

◆ネットワークの強化

欧州三井住友銀行ミラノ支店、邦銀初となる三井住友銀行ドバイ支店などネットワーク強化を図っています。なかでも中国においては一層きめ細かいサービスを目指して、天津濱海出張所に続き、蘇州工業園区出張所を4月に開設しました。

◆地場銀行との提携

成長著しいベトナム金融市場において、日系進出企業のお客さまに対する金融サービスの強化やリテール金融分野等での協働を行うべく、ベトナム輸出入銀行と資本関係を含む提携を開始しました。ベトナムにおける新しいビジネスチャンスの獲得を目指します。

また、台湾の第一商業銀行との提携も開始するなどアジア地域における幅広い事業展開を実施しています。



◆グローバル体制への移行

SMBCの特色であるプロダクト力を更に強めることを目的として、トレードファイナンスやシップファイナンスなど一部のプロダクト・業種について地域横断的に対応できる体制に移行しました。6月には、トレードファイナンス営業部を立ち上げました。

■ 市場性取引ビジネス

SMFGは三井住友銀行の市場営業部門において、資金・為替・債券・デリバティブ等の取引を通じ、高度化・多様化するお客さまの市場性取引ニーズにお応えし、より付加価値の高いサービスの提供に努めています。

市場営業部門では①お客さまからのオーダーフローの拡大、②ALM体制・トレーディングスキルの強化、③運用手段の多様化とポートフォリオ運営の徹底、の3点を軸に、適切なリスク管理のもと、内外のマーケット動向をタイムリーにとらえ、収益力の維持・強化に注力しています。

お客さまとの取引においては、今後も引き続き市場性取引ニーズに万全にお応えし、業界最高水準のサービスでフルサポートしていくことを目指します。

また、ALM、戦略運用とトレーディング業務を通じ、市場リスク、流動性リスクをコントロールしつつ収益の極大化を図っています。引き続き相場環境に応じたリスクアロケーションを行い、安定的な収益確保を目指していきます。



Topics

◆お客さまのニーズに合わせたサービスの拡充

「i-Deal」（インターネットを通じた為替予約等の締結システム）の機能向上を継続的に行い、お客さまの利便性向上を図っています。19年度上期には機能向上によりOne's ダイレクトを通じた個人のお客さまとの外貨預金取引が平日24時間リアルタイムの為替レートで行えるようになりました。

◆運用手段の多様化とポートフォリオ運営の機動性向上

金利・株式・オルタナティブ（代替）投資を同一部署に一元集中し、投資対象の拡充・選別が機動的に行える体制を整備しました。




SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

www.smfg.co.jp

三井住友フィナンシャルグループは、銀行業務を中心に、クレジットカード業務、リース業務、情報サービス業務、証券業務などのさまざまな金融サービスにかかる事業を行っています。

経営理念
● お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
● 事業の発展を通じて、株主価値の永続的な増大を図る。
● 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

商　　　号：株式会社三井住友フィナンシャルグループ
（英　　文）：Sumitomo Mitsui Financial Group, Inc.）
事業目的：子会社である銀行およびその他銀行法により子会社とすることができる会社の経営管理ならびに当該業務に附帯する業務
設立年月日：平成14年12月2日
本社所在地：東京都千代田区有楽町1丁目1番2号
取締役会長：奥　正之（三井住友銀行頭取兼最高執行役員を兼任）
取締役社長：北山 禎介（三井住友銀行取締役会長を兼任）
資 本 金：1兆4,209億円
上場取引所：東京証券取引所、大阪証券取引所、名古屋証券取引所（すべて市場第一部）



三井住友銀行
SMBC

www.smbc.co.jp



三井住友銀行は、平成13年4月にさくら銀行と住友銀行が合併して発足しました。平成14年12月、株式移転により持株会社株式会社三井住友フィナンシャルグループ（SMFG）を設立し、その子会社となりました。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、更には有力グループ会社群による金融サービス提供力に強みを持っています。SMFGの下、他の傘下グループ企業と一体となって、お客さまに質の高い複合金融サービスを提供していきます。

商　　　号：株式会社三井住友銀行
事業内容：銀行業務
設立年月日：平成8年6月6日
本店所在地：東京都千代田区有楽町1-1-2
頭　　　取：奥　正之
従業員数：17,945名（就業者数）
拠 点 数
　国　内　　1,468カ所
　（本支店470〈内被振込専用支店38〉、出張所155、代理店1、付随業務取扱所20、無人店舗822）
　海　外　　37カ所
　（支店18、出張所6、駐在員事務所13）
（注）国内拠点数は、コンビニエンスストアATMを除いています。

格付情報 （平成19年12月末現在）

	長期	短期
Moody's	Aa2	P-1
Standard & Poor's	A+	A-1
Fitch Ratings	A+	F1
格付投資情報センター（R&I）	A+	a-1
日本格付研究所（JCR）	AA-	J-1+

財務情報 （単位：億円）

（連結）	H17.03	H18.03	H19.03	H19.09
経常収益	26,913	27,502	29,256	15,547
経常利益（△は損失）	△ 997	8,620	7,166	3,160
当期純利益（△は損失）	△ 2,789	5,635	4,017	1,713
純資産額	26,339	35,982	54,124	54,105
総資産額	974,783	1,044,185	985,706	1,037,226



三井住友カード

www.smbc-card.com



三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カードビジネスを通じて「安心で豊かな消費生活の実現」に積極的に貢献し、トップブランド企業としての更なる飛躍を目指しています。

商　　　号：三井住友カード株式会社
事業内容：クレジットカード業務
設立年月日：昭和42年12月26日
本社所在地：[東京本社] 東京都港区新橋5-2-10
　　　　　　[大阪本社] 大阪市中央区今橋4-5-15
代 表 者：月原 紘一
従業員数：1,997名

格付情報 （平成19年12月末現在）

	長期	短期
日本格付研究所（JCR）	A+	J-1+

財務情報 （単位：億円）

	H17.03	H18.03	H19.03	H19.09
カード取扱高	35,987	41,813	47,538	25,866
営業収益	1,321	1,482	1,576	819
営業利益	231	258	141	71
会員数（千人）	13,462	14,067	14,951	15,564

SMFL 三井住友ファイナンス&リース



www.smfl.co.jp

三井住友ファイナンス&リースは、平成19年10月に三井住友銀リースと住商リースが合併して誕生しました。三井住友フィナンシャルグループが持つ財務ソリューション提供力を活かした銀行系リース会社の顧客基盤・ノウハウと、住友商事グループが持つ多様なバリューチェーンを活かした商社系リース会社の顧客基盤・ノウハウを結集・融合して、質・量の両面で本邦ナンバーワンのリース事業確立を目指しています。

異なるビジネススタイルによって積み重ねた豊富な経験を活かして時代を先取りし、付加価値の高い"リースを超えた"サービスを提供して多様化するお客さまのニーズにお応えします。そして、ハイクォリティなリース業務を通じて、業界のリーディングカンパニーとして社会に貢献いたします。

商　　号：三井住友ファイナンス&リース株式会社
事業内容：リース業務
設立年月日：昭和38年2月4日
本社所在地：[東京本社] 東京都港区西新橋3-9-4
　　　　　　[大阪本社] 大阪市中央区南船場3-10-19
代表者：石田　浩二
従業員数：1,564名

格付情報（平成19年12月末現在）

	長期	短期
格付投資情報センター（R&I）	A+	a-1
日本格付研究所（JCR）	AA-	J-1+

財務情報 （単位：億円）

	H17.03	H18.03	H19.03	H19.09
リース検収高	5,800	6,155	5,836	2,733
営業収益	5,891	6,197	6,300	3,247
営業利益	280	322	315	151

注1 記載金額は億円単位を切り捨てて表示しています。
　2 三井住友銀リースの計数を表示しています

日本総研 The Japan Research Institute, Limited



www.jri.co.jp

日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとするさまざまな分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析・政策提言等の情報発信、新事業の創出を行うインキュベーション活動等、多岐にわたる活動を展開しています。

平成18年7月、主として三井住友フィナンシャルグループ関連企業以外のお客さまに向けたITソリューション提供力の一層の強化を図るため、日本総合研究所を会社分割し、（株）日本総研ソリューションズを設立しました。三井住友フィナンシャルグループのシステム開発・運用で培ってきた豊富なノウハウをベースに、産業・金融・公共のあらゆるフィールドのより多くのお客さまにベストなITソリューションを提供していきます。

商　　号：株式会社日本総合研究所
事業内容：システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日：平成14年11月1日
本社所在地：[東京本社] 東京都千代田区一番町16
　　　　　　[大阪本社] 大阪市西区新町1-5-8
代表者：木本　泰行
従業員数：3,044名
　　　　　（含（株）日本総研ソリューションズ）

財務情報 （単位：億円）

	H17.03	H18.03	H19.03*	H19.09*
営業収益	1,112	1,158	1,118	517
営業利益	63	52	61	6

*平成18年7月に分社した（株）日本総研ソリューションズの計数を含めて表示しています。

SMBCフレンド証券



www.smbc-friend.co.jp

SMBCフレンド証券は、平成15年4月に明光ナショナル証券とさくらフレンド証券が合併して発足しました。更に、平成16年4月に住友生命の関連会社である泉証券と合併し、平成18年9月、株式交換により三井住友フィナンシャルグループの100%出資会社となりました。

SMBCフレンド証券は、業界トップクラスの財務基盤と高い経営効率を誇るフルラインサービスの証券会社として、北海道から九州まで全国に店舗を展開しています。

リテール向け事業を中核に、「リテールマーケットで日本を代表する質の高い証券会社」を目指し、お客さまのニーズに応じた質の高い商品・サービスの提供に努めています。

商　　号：SMBCフレンド証券株式会社
事業内容：金融商品取引業務
設立年月日：昭和23年3月2日
本社所在地：東京都中央区日本橋兜町7-12
代表者：玉田　勝彦
従業員数：2,078名

財務情報 （単位：億円）

	H17.03	H18.03	H19.03	H19.09
営業収益	523	685	587	340
営業利益	180	310	212	132

グループ各社の紹介　三井住友ファイナンス&リース・日本総合研究所・SMBCフレンド証券



財務ハイライト

三井住友フィナンシャルグループ

◆ 連結

（金額単位　百万円）

	平成17年度中間期	平成18年度中間期	平成19年度中間期	平成17年度	平成18年度
経常収益	1,757,879	1,825,751	2,077,552	3,705,136	3,901,259
経常利益	463,768	357,136	353,237	963,554	798,610
中間（当期）純利益	392,327	243,660	170,592	686,841	441,351
純資産額	3,262,340	4,622,792	5,268,853	4,454,399	5,331,279
総資産額	102,233,832	102,551,964	105,927,629	107,010,575	100,858,309
リスク管理債権残高	1,788,499	1,148,036	1,066,944	1,243,160	1,067,386
貸倒引当金残高	1,037,217	978,999	930,577	1,035,468	889,093
有価証券の評価損益	897,653	1,387,933	1,524,864	1,373,337	1,825,168
1株当たり純資産額（円）	261,250.37	394,556.25	460,168.95	400,168.89	469,228.59
1株当たり中間（当期）純利益（円）	57,635.50	32,782.19	21,694.19	94,733.62	57,085.83
潜在株式調整後1株当たり中間（当期）純利益（円）	44,223.65	27,514.41	20,840.67	75,642.93	51,494.17
自己資本比率（第一基準）（%）	11.00	10.07	10.60	12.39	11.31
従業員数（人）	41,490	41,936	46,442	40,681	41,428

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として（中間）期末日前1カ月の平均時価に基づいて算出しております。詳細は16ページをご参照ください。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。
3. 平成18年度中間期から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
4. 平成18年度中間期から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、「繰延ヘッジ損益」を含めて算出しております。
5. 連結自己資本比率は、平成18年度から、銀行法第52条の25の規定に基づく平成18年金融庁告示第20号に定められた算式に基づき算出しております。当社は第一基準を適用しております。なお、平成18年度中間期以前は、銀行法第52条の25の規定に基づく平成10年大蔵省告示第62号に定められた算式に基づき算出しております。

◆ 単体

（金額単位　百万円）

	平成17年度中間期	平成18年度中間期	平成19年度中間期	平成17年度	平成18年度
営業収益	16,206	321,340	23,936	55,482	376,479
経常利益	12,424	319,112	11,655	48,264	364,477
中間（当期）純利益	38,435	318,223	9,366	73,408	363,535
資本金	1,352,651	1,420,877	1,420,877	1,420,877	1,420,877
（発行済普通株式数）（株）	7,303,472	7,733,653	7,733,653	7,424,172	7,733,653
（発行済優先株式数）（株）	950,101	315,101	120,101	950,101	120,101
純資産額	3,312,686	3,252,213	2,940,122	3,935,426	2,997,898
総資産額	3,653,155	3,929,752	4,001,470	4,166,332	3,959,444
1株当たり純資産額（円）	268,549.24	349,036.81	335,711.01	330,206.27	342,382.75
1株当たり配当額					
（普通株式）（円）	—	—	5,000	3,000	7,000
（第一種優先株式）（円）	—	—	／	10,500	—
（第二種優先株式）（円）	—	—	／	28,500	—
（第三種優先株式）（円）	—	—	／	13,700	—
（第1回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第2回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第3回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第4回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第5回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第6回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第7回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第8回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第9回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第10回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第11回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第12回第四種優先株式）（円）	—	—	67,500	135,000	135,000
（第13回第四種優先株式）（円）	—	／	／	／	／
（第1回第六種優先株式）（円）	—	—	44,250	88,500	88,500
1株当たり中間（当期）純利益（円）	5,646.36	42,605.28	376.60	6,836.35	46,326.41
従業員数（人）	122	135	137	124	131

（注）1. 従業員は全員、三井住友銀行等からの出向者であります。
2. 平成18年度中間期から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
3. 平成18年度中間期から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、「繰延ヘッジ損益」を含めて算出しております。

三井住友銀行

◆連結

（金額単位　百万円）

	平成17年度中間期	平成18年度中間期	平成19年度中間期	平成17年度	平成18年度
経常収益	1,305,043	1,352,539	1,554,755	2,750,274	2,925,665
経常利益	422,928	318,765	316,035	862,062	716,697
中間（当期）純利益	310,772	220,078	171,308	563,584	401,795
純資産額	3,080,642	4,497,004	5,410,538	3,598,294	5,412,458
総資産額	99,841,434	100,049,543	103,722,670	104,418,597	98,570,638
リスク管理債権残高	1,755,763	1,129,117	1,051,206	1,219,383	1,047,566
貸倒引当金残高	1,003,154	949,212	898,698	1,006,223	860,799
有価証券の評価損益	876,146	1,438,792	1,530,310	1,337,192	1,852,971
1株当たり純資産額（円）	32,069.28	54,445.50	67,409.07	41,444.83	67,823.69
1株当たり中間（当期）純利益（円）	5,628.61	3,963.89	2,984.80	9,864.54	7,072.09
潜在株式調整後1株当たり　中間（当期）純利益（円）	5,479.30	3,897.22	2,984.74	9,827.19	7,012.46
自己資本比率（国際統一基準）（%）	11.19	10.86	12.05	10.77	12.95
従業員数（人）	33,717	32,082	36,103	32,918	31,718

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として（中間）期末日前1カ月の平均時価に基づいて算出しております。

2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。

3. 平成18年度中間期から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。

4. 平成18年度中間期から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、「繰延ヘッジ損益」を含めて算出しております。

5. 連結自己資本比率は、平成18年度から、銀行法第14条の2の規定に基づく平成18年金融庁告示第19号に定められた算式に基づき算出しております。当行は国際統一基準を適用しております。なお、平成18年度中間期以前は、銀行法第14条の2の規定に基づく平成5年大蔵省告示第55号に定められた算式に基づき算出しております。

◆単体

（金額単位　百万円）

	平成17年度中間期	平成18年度中間期	平成19年度中間期	平成17年度	平成18年度
経常収益	1,091,687	1,115,678	1,307,652	2,287,935	2,451,351
うち信託報酬	4,284	1,407	2,239	8,626	3,482
業務粗利益（A）	766,648	609,120	718,492	1,552,033	1,344,490
経費（除く臨時処理分）（B）	292,415	297,511	327,587	586,459	603,888
経費率（（B）／（A）×100）（％）	38.1	48.8	45.6	37.8	44.9
業務純益	498,568	311,609	383,119	810,593	782,330
業務純益（除く一般貸倒引当金繰入額）	474,233	311,609	390,904	965,573	740,601
経常利益	359,778	269,078	157,849	720,933	573,313
中間（当期）純利益	298,766	183,646	63,798	519,520	315,740
純資産額	3,171,235	3,492,390	3,856,300	3,634,776	3,992,884
総資産額	93,293,761	93,149,162	94,307,182	97,443,428	91,537,228
預金残高	63,380,886	66,147,242	66,379,291	65,070,784	66,235,002
貸出金残高	50,949,158	53,902,477	55,025,706	51,857,559	53,756,440
有価証券残高	23,039,486	22,047,445	19,860,123	25,202,541	20,060,873
リスク管理債権残高	1,351,621	833,503	748,924	914,173	721,064
金融再生法に基づく開示債権残高	1,406,027	866,734	773,649	960,095	738,667
貸倒引当金残高	772,141	771,822	688,148	816,437	677,573
有価証券の評価損益	851,571	1,417,430	1,517,691	1,316,206	1,832,891
信託財産額	880,586	1,288,805	1,027,818	1,305,915	1,174,396
信託勘定貸出金残高	9,880	8,080	4,150	7,870	5,350
信託勘定有価証券残高	150,999	241,904	285,533	238,205	267,110
資本金	664,986	664,986	664,986	664,986	664,986
（発行済普通株式数）（千株）	55,212	56,202	56,355	55,212	56,355
（発行済優先株式数）（千株）	900	900	70	900	70
1株当たり純資産額（円）	33,710.06	54,933.11	64,646.35	42,105.57	67,124.90
1株当たり配当額					
（普通株式）（円）	—	—	1,269	5,714	763
（第一種優先株式）（円）	—	—	／	10,500	／
（第二種優先株式）（円）	—	—	／	28,500	／
（第三種優先株式）（円）	—	—	／	13,700	／
（第1回第六種優先株式）（円）	—	—	44,250	88,500	88,500
1株当たり中間（当期）純利益（円）	5,411.16	3,307.70	1,077.10	9,066.46	5,533.69
潜在株式調整後1株当たり中間（当期）純利益（円）	5,267.66	3,252.19	1,077.10	9,050.63	5,487.21
自己資本比率（国際統一基準）（％）	12.00	11.48	12.65	11.35	13.45
自己資本利益率（ROE）（％）	36.07	13.53	3.25	26.57	10.13
従業員数（人）	16,806	16,686	17,945	16,050	16,407

（注）1. リスク管理債権及び金融再生法に基づく開示債権の定義については、124ページをご参照ください。
2. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、（中間）期末日前1カ月の平均時価に基づいて算出しております。詳細は20ページをご参照ください。
3. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員数に含んでおりません。
4. 平成18年度中間期から、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
5. 平成18年度中間期から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、「繰延ヘッジ損益」を含めて算出しております。
6. 単体自己資本比率は、平成18年度から、銀行法第14条の2の規定に基づく平成18年金融庁告示第19号に定められた算式に基づき算出しております。当行は国際統一基準を適用しております。なお、平成18年度中間期以前は、銀行法第14条の2の規定に基づく平成5年大蔵省告示第55号に定められた算式に基づき算出しております。



業績の概要と分析

▷ 連結決算の概要 　平成19年度中間期の三井住友フィナンシャルグループ連結決算の概要は以下のとおりとなりました。

I　業績

　平成19年度中間連結決算は、連結子会社185社（国内126社・海外59社）、持分法適用会社66社（国内40社・海外26社）を対象としています。

　平成19年度中間連結決算につきましては、前年同期に債券ポートフォリオの予防的なポジション圧縮を行い、債券売却損を計上したことにより、その他業務利益中の国債等債券損益が改善したことや、預貸金利鞘が改善したことを主因として資金利益が増加

したこと等により、連結粗利益が前年同期比1,367億円増加の1兆225億円となりました。この連結粗利益に、営業経費、不良債権処理額、株式等損益、持分法による投資損益などを加減した経常利益は、不良債権処理額の増加及び保有株式の減損等を主因として、同38億円減益の3,532億円となりました。また、これに、特別損益及び法人税等を加減した中間純利益は、同730億円減益の1,705億円となりました。

◆連結子会社・持分法適用会社数

(単位　社)

	平成18年度中間期末	平成19年度中間期末	平成18年度末
連結子会社数	176	185	181
持分法適用会社数	61	66	62

◆損益の状況

(金額単位　百万円)

		平成18年度中間期	平成19年度中間期	平成18年度
連結粗利益		885,809	1,022,551	1,906,173
資金利益		559,615	599,574	1,168,592
信託報酬		1,416	2,262	3,508
役務取引等利益		283,394	293,439	609,185
特定取引利益		51,613	118,362	125,625
その他業務利益		△10,230	8,912	△738
営業経費		△432,705	△477,357	△888,561
不良債権処理額	①	△64,977	△143,490	△146,186
貸出金償却		△57,626	△65,014	△81,415
個別貸倒引当金繰入額		—	△62,470	△77,446
一般貸倒引当金繰入額		—	△12,584	53,370
その他		△7,350	△3,421	△40,695
株式等損益		10,370	△47,423	44,730
持分法による投資損益		△32,344	19,030	△104,170
その他		△9,016	△20,072	△13,374
経常利益		**357,136**	**353,237**	**798,610**
特別損益		44,165	△2,903	8,180
うち減損損失		△2,006	△3,205	△30,548
うち貸倒引当金戻入益	②	6,470	—	—
うち償却債権取立益	③	542	386	1,236
うち退職給付信託返還益		36,330	—	36,330
税金等調整前中間（当期）純利益		401,302	350,334	806,790
法人税、住民税及び事業税		△42,273	△53,951	△87,818
法人税等調整額		△86,218	△89,270	△218,770
少数株主利益		△29,149	△36,519	△58,850
中間（当期）純利益		**243,660**	**170,592**	**441,351**
与信関係費用	①+②+③	△57,963	△143,104	△144,950
＜参考＞連結業務純益（金額単位　億円）		4,264	4,996	9,242

(注) 1. 連結粗利益＝(資金運用収益−資金調達費用)＋信託報酬＋(役務取引等収益−役務取引等費用)＋(特定取引収益−特定取引費用)＋(その他業務収益−その他業務費用)
　　　2. 連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)＋持分法適用会社経常利益×持分割合−内部取引(配当等)

また、預金残高は、平成18年度末比7,695億円増加して72兆9,257億円となり、譲渡性預金残高は、同609億円減少して2兆5,282億円となりました。

一方、貸出金残高は、同1兆5,042億円増加して60兆1,935億

円、有価証券残高は、同623億円増加して20兆5,998億円となりました。

純資産は、同624億円減少して5兆2,688億円となりました。

◆ 資産・負債・純資産

(金額単位　百万円)

	平成18年度中間期末	平成19年度中間期末	平成18年度末
資産	102,551,964	105,927,629	100,858,309
うち有価証券	22,351,635	20,599,844	20,537,500
うち貸出金	59,184,457	60,193,566	58,689,322
負債	97,929,171	100,658,776	95,527,029
うち預金	72,165,553	72,925,766	72,156,224
うち譲渡性預金	2,492,353	2,528,292	2,589,217
純資産	4,622,792	5,268,853	5,331,279

II 有価証券の評価損益

平成19年度中間期末の有価証券の評価損益は、平成18年度末比2,966億円減少して1兆5,157億円の評価益となりました。このうち、純資産直入の対象となる「その他有価証券（含むその他

の金銭の信託）」の評価損益は、株式相場の悪化を要因に、株式の評価損益が減少したこと等により、同3,005億円減少して1兆5,249億円の評価益となりました。

◆ 有価証券の評価損益

(金額単位　百万円)

	平成19年度中間期末				平成18年度末		
	評価損益				評価損益		
		平成18年度末比	評価益	評価損		評価益	評価損
満期保有目的	△9,179	3,886	423	△9,603	△13,065	200	△13,266
その他有価証券	1,524,864	△300,304	1,787,556	△262,692	1,825,168	2,032,120	△206,952
株式	1,729,068	△243,579	1,752,060	△22,991	1,972,647	1,987,337	△14,689
債券	△163,239	△5,872	1,679	△164,918	△157,367	1,805	△159,173
その他	△40,964	△50,852	33,816	△74,781	9,888	42,977	△33,089
その他の金銭の信託	78	△244	78	―	322	322	―
合計	1,515,762	△296,662	1,788,058	△272,295	1,812,424	2,032,643	△220,218
株式	1,729,068	△243,579	1,752,060	△22,991	1,972,647	1,987,337	△14,689
債券	△172,421	△1,808	2,097	△174,519	△170,613	1,825	△172,439
その他	△40,884	△51,275	33,899	△74,784	10,391	43,480	△33,089

(注) 1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 株式については主に（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3. 「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、（中間）連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

III 連結自己資本比率

平成19年度中間期末の連結自己資本比率（第一基準）は、10.60%となりました。

連結自己資本比率の分子となる自己資本額は、6兆8,123億円となりました。また、分母となるリスク・アセット等は、64兆2,511億円となりました。

なお、連結自己資本比率は、平成18年度末から、「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らしそれらの自己資本の充実の状況が適当であるかどうかを判断するための基準」（平成18年金融庁告示第20号）に定められた算式に基づき算出しております。なお、平成18年度中間期末は「銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件」（平成10年大蔵省告示第62号）に定められた算式に基づき算出しております。

◆ 連結自己資本比率（第一基準）の状況
（金額単位　百万円）

	平成18年度中間期末	平成19年度中間期末	平成18年度末
Tier 1 (基本的項目)	3,737,747	4,069,277	3,903,257
Tier 2 (補完的項目) (自己資本への算入額)	3,737,747	3,481,365	3,640,226
控除項目	△630,601	△738,262	△690,759
自己資本額	6,844,893	6,812,380	6,852,723
リスク・アセット等	67,945,876	64,251,120	60,540,346
連結自己資本比率	10.07%	10.60%	11.31%

IV 繰延税金資産

繰延税金資産は、税引前利益の計上による回収があった一方で、その他有価証券の評価益が減少した影響等により、繰延税金負債と相殺後の純額で、平成18年度末比240億円増加して8,602億円となりました。

繰延税金資産の計上は、財務の健全性確保の観点から前期に引き続き保守的に行っております。

◆ 繰延税金資産の状況
（金額単位　百万円）

	平成18年度中間期末	平成19年度中間期末	平成18年度末
繰延税金資産純額	973,448	860,287	836,270
繰延税金資産純額／Tier 1 比率	26.0%	21.1%	21.4%

 **単体決算の概要** 平成19年度中間期の三井住友銀行単体決算の概要は以下のとおりとなりました。

I 業績

平成19年度中間期は、業務粗利益が前年同期比1,093億円増加の7,184億円、経費（除く臨時処理分）が同300億円増加の3,275億円となりました。これにより、業務純益（除く一般貸倒引当金繰入額）は、同792億円増加して3,909億円となりました。

この業務純益（除く一般貸倒引当金繰入額）に、不良債権処理額、株式等損益などの臨時的な損益を加えた後の経常利益は、同1,112億円減益の1,578億円となりました。

これに、特別損益、法人税等の税金を加減した中間純利益は、同1,198億円減益の637億円となりました。

II 損益の状況

業務粗利益

業務粗利益は、前年同期比1,093億円増加して7,184億円となりました。これは、前年同期に債券ポートフォリオの予防的なポジション圧縮を行い、債券売却損を計上したことにより、その他業務利益中の国債等債券損益が改善したことや、預貸金利鞘が改善したことを主因として資金利益が増加したことによるものです。

経費

経費（除く臨時処理分）は、前年同期比300億円増加して3,275億円となりました。これは、お客さまの利便性向上や競争力強化のために戦略分野への積極的な資源投入を進めたこと等が主な要因であります。

業務純益

以上の結果、平成19年度中間期の業務純益（除く一般貸倒引当金繰入額）は、前年同期比792億円増加して3,909億円となりました。

◆ 業務純益 　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	平成18年度中間期	平成19年度中間期	平成18年度
資金利益	443,810	477,542	937,452
信託報酬	1,407	2,239	3,482
役務取引等利益	159,486	157,156	353,416
特定取引利益	40,125	103,277	101,620
その他業務利益	△35,709	△21,723	△51,482
業務粗利益 （除く国債等債券損益）	609,120 (670,813)	718,492 (724,741)	1,344,490 (1,456,903)
国内業務粗利益	540,056	601,219	1,149,941
国際業務粗利益	69,064	117,272	194,548
経費（除く臨時処理分）	△297,511	△327,587	△603,888
人件費	△96,868	△107,258	△190,630
物件費	△183,893	△200,867	△378,240
税金	△16,749	△19,462	△35,017
業務純益（除く一般貸倒引当金繰入額） （除く国債等債券損益）	311,609 (373,301)	390,904 (397,153)	740,601 (853,015)
一般貸倒引当金繰入額	－	△7,784	41,728
業務純益	311,609	383,119	782,330

[参考]

◆ 業務部門別業績 　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

業務純益（除く一般貸倒引当金繰入額）	個人部門	法人部門	企業金融部門	国際部門	市場営業部門	本社管理	合計
平成19年度中間期	819	2,084	755	403	512	△664	3,909
前年同期比	△18	△172	△60	+34	+600	+409	+793

（注）1. 各部門の前年同期比は金利影響・為替影響等を除いた行内管理ベースであります。
　　　2. 「本社管理」内訳：（1）優先証券コスト・劣後調達コスト、（2）自己資本運用益、（3）部門間の調整　等

臨時損益（不良債権処理等）

　臨時損益は、前年同期比1,827億円悪化の2,252億円の損失となりました。これは、株式相場の悪化を要因に関連会社の株式を中心に1,114億円の株式等償却が発生したことから、株式等損益が同1,125億円悪化の1,038億円の損失となったことや、不良債権処理額が増加したことが主な要因であります。

　なお、臨時損益に計上された不良債権処理額1,064億円に一般貸倒引当金繰入額及び償却債権取立益を加えた与信関係費用は、サブプライムローン関連の引当や、一部の債務者において業況悪化等による想定外の劣化が発生したこと等により、同810億円増加して1,142億円となりました。

経常利益

　以上の結果、経常利益は前年同期比1,112億円減益の1,578億円となりました。

特別損益

　特別損益は、前年同期比319億円悪化の26億円の損失となりました。

中間純利益

　法人税、住民税及び事業税については、72億円となりました。また、税効果会計による法人税等調整額は842億円となりました。これらの結果、中間純利益は前年同期比1,198億円減益の637億円となりました。

◆経常利益・中間（当期）純利益

（金額単位　百万円）

	平成18年度中間期	平成19年度中間期	平成18年度
業務純益（除く一般貸倒引当金繰入額）	311,609	390,904	740,601
一般貸倒引当金繰入額　　　　　①	—	△7,784	41,728
不良債権処理額　　　　　　　②	△46,701	△106,441	△131,676
株式等売却益	14,742	8,224	50,204
株式等売却損	△97	△546	△546
株式等償却	△5,924	△111,494	△38,559
株式等損益	8,720	△103,816	11,098
その他臨時損益	△4,550	△15,012	△88,439
臨時損益	△42,531	△225,270	△209,017
経常利益	269,078	157,849	573,313
うち固定資産処分損益	△864	450	△1,680
うち減損損失	△1,457	△3,095	△3,680
うち貸倒引当金戻入益　　　　③	13,330	—	—
うち償却債権取立益　　　　　④	137	6	455
うち退職給付信託返還益	36,330	—	36,330
うち子会社整理損	△18,203	—	△17,809
特別損益	29,272	△2,639	13,615
法人税、住民税及び事業税	△7,753	△7,210	△16,507
法人税等調整額	△106,951	△84,200	△254,680
中間（当期）純利益	183,646	63,798	315,740
与信関係費用　　①+②+③+④	△33,233	△114,220	△89,491
一般貸倒引当金繰入額	19,549	△7,784	41,728
貸出金償却	△39,937	△59,177	△50,468
個別貸倒引当金繰入額	△6,265	△44,500	△44,358
貸出債権売却損等	△6,764	△4,703	△37,262
特定海外債権引当勘定繰入額	46	1,941	412
償却債権取立益	137	6	455

III 資産・負債・純資産の状況

資産

銀行単体の総資産は、平成18年度末比2兆7,699億円増加して94兆3,071億円となりました。これは、海外で貸出が増加したこと等により、貸出金が同1兆2,692億円増加したことが主な要因であります。

負債

負債は、平成18年度末比2兆9,065億円増加して、90兆4,508億円となりました。負債が増加したのは、資産の増加に合わせ資金の調達を増加させたことが主な要因であります。

純資産

純資産は、3兆8,563億円となりました。このうち株主資本は、2兆8,576億円となりました。内訳は、資本金6,649億円、資本剰余金1兆3,675億円（うちその他資本剰余金7,025億円）、利益剰余金8,250億円となっております。

また、評価・換算差額等は、9,986億円となりました。内訳は、その他有価証券評価差額金1兆570億円、繰延ヘッジ損益823億円のマイナス、土地再評価差額金239億円となっております。

◆資産・負債・純資産

（金額単位　百万円）

	平成18年度中間期末	平成19年度中間期末	平成18年度末
資産	93,149,162	94,307,182	91,537,228
うち有価証券	22,047,445	19,860,123	20,060,873
うち貸出金	53,902,477	55,025,706	53,756,440
負債	89,656,772	90,450,881	87,544,344
うち預金	66,147,242	66,379,291	66,235,002
うち譲渡性預金	2,393,807	2,462,170	2,574,335
純資産	3,492,390	3,856,300	3,992,884

IV 有価証券の評価損益

平成19年度中間期末の有価証券の評価損益は、平成18年度末比2,871億円減少して1兆5,409億円の評価益となりました。このうち、純資産直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、株式相場の悪化を要因に、株式の評価損益が減少したこと等により、同3,154億円減少して1兆5,177億円の評価益となりました。

◆有価証券の評価損益

（金額単位　百万円）

	平成19年度中間期末				平成18年度末		
	評価損益				評価損益		
		平成18年度末比	評価益	評価損		評価益	評価損
満期保有目的	△9,137	3,927	423	△9,560	△13,064	200	△13,265
子会社・関連会社株式	32,329	24,371	34,289	△1,959	7,958	85,505	△77,547
その他有価証券	1,517,691	△315,200	1,767,064	△249,373	1,832,891	2,028,694	△195,802
株式	1,716,282	△262,467	1,735,100	△18,817	1,978,749	1,990,476	△11,727
債券	△157,704	△6,260	969	△158,674	△151,444	748	△152,193
その他	△40,886	△46,473	30,994	△71,881	5,587	37,469	△31,882
その他の金銭の信託	78	△244	78	—	322	322	—
合計	1,540,962	△287,145	1,801,855	△260,893	1,828,107	2,114,723	△286,615
株式	1,748,612	△238,095	1,769,389	△20,777	1,986,707	2,075,981	△89,274
債券	△166,846	△2,156	1,388	△168,235	△164,690	768	△165,458
その他	△40,803	△46,893	31,078	△71,881	6,090	37,972	△31,882

（注）1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権等も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3. 「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、（中間）貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

不良債権の現状

Ⅰ 自己査定と償却・引当について

自己査定について

三井住友銀行は、金融庁の金融検査マニュアル及び日本公認会計士協会の実務指針等を踏まえた自己査定基準に基づき、厳格な自己査定を行っています。この自己査定手続きは、与信先の債務履行の確実性を示す指標である債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合させています。

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、更に各取引先の担保・保証条件等を勘案して、債権回収の危険性または価値毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様に自己査定を実施しています。

償却・引当について

償却とは、債権が回収不能となった場合、または債権が回収不能と見込まれる場合に、その債権について会計上損失処理を行うことです。償却には、回収不能額をバランスシートの資産項目から引き落とし損失処理を行う「直接償却」と回収不能見込額を資産の控除項目の貸倒引当金に計上することにより損失処理を行う「間接償却」があり、この間接償却のことを一般的に引当処理と言っています。

三井住友銀行は自己査定に基づいて決定された債務者区分ごとに償却・引当基準を定めており、その手続きの概要は下記のとおりとなっています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様な償却・引当基準を採用しています。

債務者区分定義

正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的・形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的・形式的な経営破綻の事実が発生している債務者

分類定義

Ⅰ分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

償却・引当基準

正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金（注1）に計上
要注意先	貸倒リスクに応じてグループ分け*を行い、グループごとに過去の倒産確率に基づき、将来の予想損失額を一般貸倒引当金（注1）に計上。また、大口要管理先を主体としてDCF法的手法も導入。 *グループ分けは、「要管理先債権」と「その他の要注意先債権」に区分し、後者を更に財務内容や与信状況等を勘案して細分化。
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金（注2）を計上。なお、大口先で、かつ、合理的なキャッシュフローの見積りが可能な先を主体としてDCF法的手法も導入。
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則直接償却し、Ⅲ分類の全額について個別貸倒引当金（注2）を計上
（注1）一般貸倒引当金	貸金等債権を個別に特定せず、貸出債権一般に内在する回収不能リスクに対する引当を行うもの
（注2）個別貸倒引当金	その全部または一部につき回収の見込みがないと認められる債権（個別に評価する債権）に対する引当を行うもの

※ディスカウント・キャッシュフロー法的手法とは

　三井住友銀行は要管理先・破綻懸念先の大口先を主体として、ディスカウント・キャッシュフロー（割引現在価値＝DCF）法的手法を採用しています。DCF法とは、債権の元本の回収および利息の受け取りにかかるキャッシュフローを合理的に見積もることができる債権について、「当該キャッシュフローを当初の約定利率、または取得当初の実効利子率で割り引いた金額」と「債権の帳簿価額」との差額に相当する金額を貸倒引当金として計上する方法のことを言います。このDCF法は、より個別性が高いという点において優れた手法である一方、その引当金額は、債務者の再建計画等に基づいた将来キャッシュフローの見積りのほか、割引率や倒産確率等、DCF法を採用するうえでの基礎数値に左右されることから、三井住友銀行では、その時点における最善の見積りを行うよう努めています。

II 与信関係費用について

　与信関係費用はクレジットコストとも言いますが、これは引当処理の場合は貸倒引当金の追加繰入額、最終処理の場合は回収不能額から既引当済みの金額を差し引いたものになります。

　三井住友銀行の平成19年度中間期の与信関係費用は1,142億円となり、サブプライムローン関連等で期初に想定していなかった引当を計上したこと等の要因から、前年同期比で810億円増加しました。

◆平成19年度中間期の処理実績（三井住友銀行単体）

（金額単位　億円）

与信関係費用	1,142
一般貸倒引当金繰入額	78
貸出金償却	591
個別貸倒引当金繰入額	445
貸出債権売却損等	47
特定海外債権引当勘定繰入額	△19
償却債権取立益	0
貸倒引当金残高	6,881
部分直接償却（直接減額）実施額	3,195

（注）利益には△を付しております。

◆平成19年度中間期の処理実績（三井住友フィナンシャルグループ連結）

（金額単位　億円）

与信関係費用（連結損益計算書ベース）	1,431
貸倒引当金残高	9,306
部分直接償却（直接減額）実施額	5,174

◆引当金残高

（金額単位　億円）

	三井住友銀行単体	三井住友フィナンシャルグループ連結
貸倒引当金　合計	6,881	9,306
一般貸倒引当金	5,386	7,065
個別貸倒引当金	1,495	2,241
特定海外債権引当勘定	0	0
部分直接償却（直接減額）実施額	3,195	5,174

III 不良債権の開示とオフバランス化の進捗について

不良債権開示の概念について

　不良債権とは、銀行が保有する貸出金等の債権のうち、元本または利息の回収に懸念があるものを指します。不良債権の開示にあたっては、銀行法に基づくもの（リスク管理債権）と金融機能の再生のための緊急措置に関する法律に基づくもの（金融再生法開示債権）があり、自己査定に基づいて決定された債務者区分にしたがって開示区分が決定されます。金融再生法の開示区分概要及びリスク管理債権と金融再生法開示債権の相違点は下表のようになっています。

　リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金、支払承諾見返および自行保証付私募債が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、原則として「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

開示債権の区分の概要	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権のうち、回収不能または無価値と判定された部分（IV分類額）を直接償却した残額。このうち、全額引当をしているIII分類額を除いた部分は、担保・保証等により回収が可能な債権。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権。担保・保証等により回収が見込まれる部分以外をIII分類とし、個別に必要な金額について個別貸倒引当金を計上。
要管理債権	自己査定における要注意先債権の一部で、3カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金、支払承諾見返および自行保証付私募債の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権。

金融再生法に基づく開示債権とリスク管理債権の関係について

不良債権開示額実績について

　平成19年度中間期の金融再生法開示債権とリスク管理債権は以下のようになっています。三井住友銀行の平成19年度中間期末の金融再生法に基づく不良債権残高は、7,736億円となり、平成18年度末の7,387億円から349億円増加しましたが、不良債権比率は引き続き平成18年度末と同水準の1.2%となっています。今後とも、企業再生への取り組みや債務者区分の改善の推進等を通じて、不良債権問題の再発防止に努めるとともに、与信ポートフォリオの健全性の更なる向上に引き続き積極的に取り組んでいきます。

◆ 金融再生法に基づく開示債権

（金額単位　億円）

	三井住友銀行単体	平成18年度末比	三井住友フィナンシャルグループ連結
破産更生債権及びこれらに準ずる債権	1,093	＋4	1,846
危険債権	3,404	＋403	4,373
要管理債権	3,239	△58	4,804
小計	7,736	＋349	11,023
正常債権	619,646	＋14,224	675,021
合計	627,382	＋14,573	686,044
部分直接償却（直接減額）実施額	3,195		5,174

（注）平成18年度末より自行保証付私募債（当行がその元本の償還及び利息の支払の全部または一部について保証している私募による社債）を新たに開示債権の対象に加えております。

◆ リスク管理債権

（金額単位　億円）

	三井住友銀行単体	平成18年度末比	三井住友フィナンシャルグループ連結
破綻先債権	375	＋37	599
延滞債権	3,875	＋299	5,333
3カ月以上延滞債権	248	＋42	318
貸出条件緩和債権	2,991	△100	4,419
合計	7,489	＋278	10,669
部分直接償却（直接減額）実施額	2,843		4,345

◆自己査定、開示および償却・引当との関係（三井住友銀行単体）

（金額単位　億円）

| 自己査定の債務者区分 | 金融再生法に基づく開示債権 | 自己査定における分類区分 ||||引当金残高 | 引当率 |
		非分類	II分類	III分類	IV分類		
破綻先	破産更生債権及びこれらに準ずる債権 1,093（①）	担保・保証等により回収可能部分 994（⑦）	全額引当 99	全額償却（注1）	個別貸倒引当金 141（注2）	100%（注3）
実質破綻先						
破綻懸念先	危険債権 3,404（②）	担保・保証等により回収可能部分 1,703（⑧）	必要額を引当 1,701		1,354（注2）	79.6%（注3）
要注意先	要管理債権 3,239（③）（要管理先債権）	要管理債権中の保全部分 984（⑨）			一般貸倒引当金 要管理債権に対する一般貸倒引当金 1,029	45.5%（注3）／16.0%（注3）
		要管理先債権以外の要注意先債権			6.3%[10.8%]（注4）	
正常先	正常債権 619,646	正常先債権			5,386	0.3%（注4）

		特定海外債権引当勘定	0	
	総計 627,382（④）	不良債権比率（Ⓐ／④）1.2%	貸倒引当金　計 6,881	引当率（注5）（Ⓑ／Ⓐ）62.3%
			Ⓑ個別貸倒引当金＋要管理債権に対する一般貸倒引当金 2,524	
	Ⓐ＝①＋②＋③ 7,736	Ⓒ担保・保証等により回収可能部分（⑦＋⑧＋⑨）3,681	Ⓓ左記以外（Ⓐ－Ⓒ）4,055	
			保全率　（（Ⓑ＋Ⓒ）／Ⓐ）	80.2%

（注）1. 部分直接償却（直接減額）3,195億円を含んでおります。
　　　2. 金融再生法開示対象外のオン・バランスおよびオフ・バランス資産に対する引当が一部含まれております。
　　　　（破綻先・実質破綻先42億円、破綻懸念先94億円）
　　　3.「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」および「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しております。
　　　4.「正常先債権」および「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しております。
　　　　ただし、「要管理先債権以外の要注意先債権」について、［　］内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しております。
　　　5. 担保・保証等により回収可能部分の金額を除いた額に対する引当率を示しております。

オフバランス化の進捗状況について

　不良債権のオフバランス化とは不良債権の最終処理とも言い、売却や直接償却等の手続きにより銀行のバランスシートから不良債権を落とすことを指します。

　三井住友銀行では、平成19年度中間期において1,346億円のオフバランス化を実施しました。

◆オフバランス化の実績（三井住友銀行単体）

（金額単位　億円）

	平成17年度末①	平成18年度 新規発生額	平成18年度 オフバランス化額	平成18年度末②	平成19年度中間期 新規発生額	平成19年度中間期 オフバランス化額	平成19年度中間期末③
破産更生等債権	1,645	568	△1,124	1,089	341	△337	1,093
危険債権	4,734	3,008	△4,741	3,001	1,412	△1,009	3,404
合計	6,379	3,576	△5,865	4,090	1,753	△1,346	4,497

	増減（②－①）	増減（③－②）
破産更生等債権	△556	4
危険債権	△1,733	403
合計	△2,289	407

サブプライムローン関連エクスポージャーについて

三井住友銀行における米国サブプライムローン関連のエクスポージャーは、平成19年9月末において約950億円、投融資ポートフォリオに占める割合は0.1%程度となっています。

米国サブプライムローン関連の住宅ローン債権担保証券（RMBS）、資産担保証券（ABSCDO）等証券化商品への投資については、平成19年度上期中に約3,500億円の売却を行い、約40億円の売却損を計上しました。更に平成19年9月末の保有額について、期末時価が額面の50%を下回ったものを対象に約170億円の償却を実施した結果、償却後簿価は約700億円となりました。

米国拠点で行っているウェアハウジングローン等（平成19年9月末で約400億円、うちサブプライムローン関連資産が担保となっている部分は約250億円）については、担保資産の一部にサブプライムローン関連資産が含まれていたことから、DCF法等に基づいた引当処理を実施し、サブプライムローン関連部分としては約110億円の引当を行っています。

上記の平成19年度上期中に発生した売却及び償却・引当コスト約320億円については、サブプライムローン問題を契機とした内外の金利低下局面を捉えた債券売却益計上等による市場営業部門収益等の増益により吸収しています。

なお、RMBS、ABSCDO等の証券化商品の平成19年9月末残高約700億円に対する評価損益は約180億円の評価損となりますが、これを含めたその他有価証券の評価損益全体では約1兆5,000億円の含み益となっています。

三井住友銀行以外の連結子会社（三井住友銀行の連結子会社を含む）については、平成19年9月末において、サブプライムローン関連のエクスポージャーはありません。また、三井住友銀行がスポンサーを務めているABCPプログラムの保有資産は、顧客の売掛債権が大半であり、平成19年9月末において、サブプライムローン関連の資産は含まれていません。

平成19年11月19日の中間決算発表時に、以下のコメントを行っております。なお、最新の情報につきましては、当社が公表した最新の資料をご参照ください。

RMBS、ABSCDO等の証券化商品については、格付会社のサブプライム関連証券の大量格下げによる時価下落を反映させた平成19年11月8日時点の評価損益は、平成19年9月末比約320億円悪化の約500億円の評価損となっています。また、ウェアハウジングローン等のうち、担保資産となっているサブプライムローン関連資産の評価額は平成19年9月末比約50億円下落しています。一方、その他有価証券全体の平成19年10月末の評価損益は、約1兆6,000億円の含み益となっています。

■貸出ポートフォリオ（約55兆円）

国内業務部門 47.0兆円	国際業務部門 8.0兆円

うち、サブプライムローン関連エクスポージャー（平成19年9月末）

ウェアハウジングローン等残高（約250億円）
- 投資銀行が証券化商品を組成する際に、対象資産が集まるまでの間、与信を供与する業務等
- 担保価値の急落に伴い、米国での関連与信（約400億円）のうち、サブプライムローン関連資産が担保となっている部分（約250億円）については、約110億円を引当。

■有価証券ポートフォリオ（約20兆円）

国内債券 10.5兆円	国内株式 4.4兆円	その他 4.9兆円

RMBS、ABSCDO等投資残高（約700億円）
- 平成19年度上期中に約3,500億円を売却、売却損を約40億円計上。
- 平成19年9月末の残高（償却後簿価）は約700億円。一部の銘柄について、上期末に、償却を約170億円実施。
- 平成19年9月末残高に対する評価損益は約180億円の評価損。

（注）図中の金額は、平成19年9月末の三井住友銀行単体の残高であります。



財務データ

CONTENTS

三井住友フィナンシャルグループ

三井住友銀行

中間連結財務諸表

平成19年度中間期は金融商品取引法第193条の2の規定に基づき、平成18年度中間期及び平成18年度は証券取引法第193条の2の規定に基づき、当社の（中間）連結貸借対照表、（中間）連結損益計算書、（中間）連結株主資本等変動計算書及び（中間）連結キャッシュ・フロー計算書については、あずさ監査法人の監査証明を受けております。

中間連結貸借対照表

（金額単位　百万円）

科目	平成18年度中間期末 平成18年9月30日現在	平成19年度中間期末 平成19年9月30日現在	平成18年度末 平成19年3月31日現在
（資産の部）			
現金預け金	4,010,986	5,944,160 *8	4,036,856
コールローン及び買入手形	1,462,077	1,383,235	1,107,078
買現先勘定	110,257	371,109	76,551
債券貸借取引支払保証金	1,178,045	1,064,257	2,276,894
買入金銭債権	940,702	1,102,863	963,916
特定取引資産	3,404,589	3,491,395 *8	3,277,885
金銭の信託	2,820	2,627	2,924
有価証券	22,351,635	20,599,844 *1,2,8,15	20,537,500
貸出金	59,184,457	60,193,566 *3,4,5,6,7,8,9	58,689,322
外国為替	929,490	926,162 *7	881,436
その他資産	3,257,139	3,900,851 *8	3,349,949
有形固定資産	706,702	819,772 *10,11,12	817,567
無形固定資産	228,885	232,682	234,896
リース資産	991,699	1,014,350 *11	1,001,346
繰延税金資産	1,023,325	915,876	887,224
支払承諾見返	3,748,150	4,895,451	3,606,050
貸倒引当金	△978,999	△930,577	△889,093
資産の部合計	**102,551,964**	**105,927,629**	**100,858,309**
（負債の部）			
預金	72,165,553	72,925,766 *8	72,156,224
譲渡性預金	2,492,353	2,528,292	2,589,217
コールマネー及び売渡手形	2,562,041	2,191,690 *8	2,286,698
売現先勘定	805,915	143,980 *8	140,654
債券貸借取引受入担保金	3,141,635	2,747,480 *8	1,516,342
特定取引負債	1,932,323	2,165,097 *8	1,942,973
借用金	3,061,744	4,395,401 *8,13	3,214,137
外国為替	329,273	341,203	323,890
短期社債	405,100	438,300	439,600
社債	4,155,770	4,030,059 *14	4,093,525
信託勘定借	50,733	45,893	65,062
その他負債	2,920,902	3,622,023 *8	2,981,714
賞与引当金	22,868	25,754	27,513
退職給付引当金	33,864	37,594	34,424
役員退職慰労引当金	—	6,995	7,371
預金払戻引当金	—	11,716	—
特別法上の引当金	1,136	1,137	1,137
繰延税金負債	49,876	55,589	50,953
再評価に係る繰延税金負債	49,929	49,347 *10	49,536
支払承諾	3,748,150	4,895,451 *8	3,606,050
負債の部合計	**97,929,171**	**100,658,776**	**95,527,029**

科目	平成18年度中間期末 平成18年9月30日現在	平成19年度中間期末 平成19年9月30日現在	平成18年度末 平成19年3月31日現在
（純資産の部）			
資本金	1,420,877	1,420,877	1,420,877
資本剰余金	276,570	57,869	57,773
利益剰余金	1,188,399	1,491,378	1,386,436
自己株式	△50,178	△123,855	△123,454
株主資本合計	2,835,668	2,846,269	2,741,632
その他有価証券評価差額金	823,213	1,065,875	1,262,135
繰延ヘッジ損益	△88,079	△93,158	△87,729
土地再評価差額金	37,948	37,339 ※10	37,605
為替換算調整勘定	△47,909	△8,428	△30,656
評価・換算差額等合計	725,173	1,001,628	1,181,353
新株予約権	4	27	14
少数株主持分	1,061,946	1,420,928	1,408,279
純資産の部合計	4,622,792	5,268,853	5,331,279
負債及び純資産の部合計	102,551,964	105,927,629	100,858,309

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結損益計算書

（金額単位　百万円）

科目	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月1日 至 平成19年9月30日	平成18年度 自 平成18年4月1日 至 平成19年3月31日
経常収益	1,825,751	2,077,552	3,901,259
資金運用収益	909,808	1,082,577	1,979,069
（うち貸出金利息）	(651,018)	(771,407)	(1,375,851)
（うち有価証券利息配当金）	(157,718)	(167,526)	(369,770)
信託報酬	1,416	2,262	3,508
役務取引等収益	337,322	346,671	705,998
特定取引収益	54,496	118,362	127,561
その他業務収益	501,121	488,686	1,003,632
その他経常収益	21,586	38,991 ※1	81,489
経常費用	1,468,614	1,724,314	3,102,649
資金調達費用	350,193	483,002	810,476
（うち預金利息）	(199,933)	(276,767)	(457,078)
役務取引等費用	53,927	53,232	96,812
特定取引費用	2,883	—	1,936
その他業務費用	511,352	479,774	1,004,370
営業経費	432,705	477,357	888,561
その他経常費用	117,553	230,947 ※2	300,491
経常利益	357,136	353,237	798,610
特別利益	48,284	1,549 ※3	46,527
特別損失	4,118	4,453 ※4,5	38,347
税金等調整前中間（当期）純利益	401,302	350,334	806,790
法人税、住民税及び事業税	42,273	53,951	87,818
法人税等調整額	86,218	89,270	218,770
少数株主利益	29,149	36,519	58,850
中間（当期）純利益	243,660	170,592	441,351

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結株主資本等変動計算書

平成18年度中間期（自 平成18年4月1日 至 平成18年9月30日）　　　　　　　（金額単位 百万円）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高	1,420,877	1,229,225	992,064	△4,393	3,637,773
中間連結会計期間中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△47,951		△47,951
中間純利益			243,660		243,660
自己株式の取得				△1,219,877	△1,219,877
自己株式の処分		15		56	71
自己株式の消却		△1,174,036		1,174,036	―
連結子会社の増加に伴う増加			391		391
連結子会社の減少に伴う増加			11		11
連結子会社の増加に伴う減少			△6		△6
連結子会社の減少に伴う減少			△2		△2
土地再評価差額金取崩			231		231
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計	―	△952,655	196,335	△45,785	△802,105
平成18年9月30日残高	1,420,877	276,570	1,188,399	△50,178	2,835,668

（金額単位 百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高	819,927	―	38,173	△41,475	816,625	―	1,113,025	5,567,424
中間連結会計期間中の変動額								
株式交換による増加								221,365
剰余金の配当								△47,951
中間純利益								243,660
自己株式の取得								△1,219,877
自己株式の処分								71
自己株式の消却								―
連結子会社の増加に伴う増加								391
連結子会社の減少に伴う増加								11
連結子会社の増加に伴う減少								△6
連結子会社の減少に伴う減少								△2
土地再評価差額金取崩								231
株主資本以外の項目の中間連結会計期間中の変動額（純額）	3,285	△88,079	△224	△6,434	△91,452	4	△51,078	△142,526
中間連結会計期間中の変動額合計	3,285	△88,079	△224	△6,434	△91,452	4	△51,078	△944,631
平成18年9月30日残高	823,213	△88,079	37,948	△47,909	725,173	4	1,061,946	4,622,792

（注）記載金額は、百万円未満を切り捨てて表示しております。

平成19年度中間期（自 平成19年4月1日　至 平成19年9月30日）　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年3月31日残高	1,420,877	57,773	1,386,436	△123,454	2,741,632
中間連結会計期間中の変動額					
剰余金の配当			△65,911		△65,911
中間純利益			170,592		170,592
自己株式の取得				△641	△641
自己株式の処分		96		240	337
連結子会社の増加に伴う増加			1		1
連結子会社の減少に伴う増加			4		4
連結子会社の増加に伴う減少			△6		△6
連結子会社の減少に伴う減少			△3		△3
土地再評価差額金取崩			263		263
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計	—	96	104,941	△400	104,636
平成19年9月30日残高	1,420,877	57,869	1,491,378	△123,855	2,846,269

（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年3月31日残高	1,262,135	△87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279
中間連結会計期間中の変動額								
剰余金の配当								△65,911
中間純利益								170,592
自己株式の取得								△641
自己株式の処分								337
連結子会社の増加に伴う増加								1
連結子会社の減少に伴う増加								4
連結子会社の増加に伴う減少								△6
連結子会社の減少に伴う減少								△3
土地再評価差額金取崩								263
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△196,259	△5,428	△265	22,228	△179,725	12	12,649	△167,063
中間連結会計期間中の変動額合計	△196,259	△5,428	△265	22,228	△179,725	12	12,649	△62,426
平成19年9月30日残高	1,065,875	△93,158	37,339	△8,428	1,001,628	27	1,420,928	5,268,853

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友フィナンシャルグループ　中間連結財務諸表

平成18年度（自 平成18年4月1日 至 平成19年3月31日）　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高	1,420,877	1,229,225	992,064	△4,393	3,637,773
連結会計年度中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△47,951		△47,951
当期純利益			441,351		441,351
自己株式の取得				△1,519,599	△1,519,599
自己株式の処分		3,459	.	4,260	7,720
自己株式の消却		△1,396,277		1,396,277	―
連結子会社の増加に伴う増加			396		396
連結子会社の減少に伴う増加			22		22
連結子会社の増加に伴う減少			△16		△16
連結子会社の減少に伴う減少			△5		△5
土地再評価差額金取崩			575		575
株主資本以外の項目の 　　連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計	―	△1,171,452	394,372	△119,061	△896,141
平成19年3月31日残高	1,420,877	57,773	1,386,436	△123,454	2,741,632

　　　（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他 有価証券 評価差額金	繰延ヘッジ 損益	土地再評価 差額金	為替換算 調整勘定	評価・換算 差額等合計			
平成18年3月31日残高	819,927	―	38,173	△41,475	816,625	―	1,113,025	5,567,424
連結会計年度中の変動額								
株式交換による増加								221,365
剰余金の配当								△47,951
当期純利益								441,351
自己株式の取得								△1,519,599
自己株式の処分								7,720
自己株式の消却								―
連結子会社の増加に伴う増加								396
連結子会社の減少に伴う増加								22
連結子会社の増加に伴う減少								△16
連結子会社の減少に伴う減少								△5
土地再評価差額金取崩								575
株主資本以外の項目の 　　連結会計年度中の変動額（純額）	442,207	△87,729	△568	10,818	364,728	14	295,254	659,996
連結会計年度中の変動額合計	442,207	△87,729	△568	10,818	364,728	14	295,254	△236,144
平成19年3月31日残高	1,262,135	△87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

（金額単位　百万円）

区分	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月1日 至 平成19年9月30日	平成18年度 自 平成18年4月1日 至 平成19年3月31日
Ⅰ　営業活動によるキャッシュ・フロー			
税金等調整前中間(当期)純利益	401,302	350,334	806,790
固定資産減価償却費	38,389	39,470	78,869
リース資産減価償却費	167,651	170,242	335,399
減損損失	2,006	3,205	30,548
のれん償却額	2,070	4,182	4,858
持分法による投資損益(△)	32,344	△19,030	104,170
子会社株式売却損益及び 　子会社の増資に伴う持分変動損益(△)	△5,121	106	△5,072
貸倒引当金の増加額	△56,241	13,038	△146,971
賞与引当金の増加額	△2,512	△2,603	2,128
退職給付引当金の増加額	△3,200	412	△2,639
役員退職慰労引当金の増加額	—	△444	7,371
預金払戻引当金の増加額	—	11,716	—
資金運用収益	△909,808	△1,082,577	△1,979,069
資金調達費用	350,193	483,002	810,476
有価証券関係損益(△)	56,013	49,784	71,686
金銭の信託の運用損益(△)	△0	△245	△0
為替差損益(△)	△41,522	36,271	△103,541
固定資産処分損益(△)	1,327	84	3,067
リース資産処分損益(△)	△473	△1,987	△1,364
特定取引資産の純増(△)減	628,566	△198,303	767,067
特定取引負債の純増減(△)	△965,531	206,229	△969,090
貸出金の純増(△)減	△1,909,796	△1,564,926	△1,376,693
預金の純増減(△)	1,332,022	818,665	1,307,266
譲渡性預金の純増減(△)	△222,330	△62,963	△136,304
借用金(劣後特約付借入金を除く)の純増減(△)	934,051	859,543	1,141,752
有利息預け金の純増(△)減	410,829	△1,379,961	△157,092
コールローン等の純増(△)減	△981,573	△694,085	△612,297
債券貸借取引支払保証金の純増(△)減	778,605	1,212,637	△320,243
コールマネー等の純増減(△)	△5,047,597	△95,414	△5,994,528
コマーシャル・ペーパーの純増減(△)	△10,000	—	△10,000
債券貸借取引受入担保金の純増減(△)	394,509	1,231,137	△1,230,782
外国為替(資産)の純増(△)減	18,596	△43,849	66,917
外国為替(負債)の純増減(△)	△118,530	16,960	△124,047
短期社債(負債)の純増減(△)	21,200	△1,300	55,700
普通社債の発行・償還による純増減(△)	△95,170	△135,716	△198,091
信託勘定借の純増減(△)	△267,864	△19,169	△253,534
資金運用による収入	905,873	1,070,519	1,966,949
資金調達による支出	△324,296	△454,539	△774,678
その他	240,032	410,817	197,841
小計	△4,245,985	1,231,246	△6,637,179
法人税等の支払額	△84,921	6,590	△123,561
営業活動によるキャッシュ・フロー	△4,330,906	1,237,836	△6,760,740

（次ページに続く）

三井住友フィナンシャルグループ　中間連結財務諸表

区分	平成18年度中間期 自 平成18年4月 1 日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月 1 日 至 平成19年9月30日	平成18年度 自 平成18年4月 1 日 至 平成19年3月31日
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△18,563,216	△17,909,744	△35,085,809
有価証券の売却による収入	11,389,367	10,576,473	21,544,154
有価証券の償還による収入	10,257,301	6,891,933	18,886,454
金銭の信託の増加による支出	—	△547	—
金銭の信託の減少による収入	—	796	—
有形固定資産の取得による支出	△24,041	△24,122	△193,614
有形固定資産の売却による収入	3,545	2,059	8,474
無形固定資産の取得による支出	△23,957	△23,015	△57,506
無形固定資産の売却による収入	4	20	6
リース資産の取得による支出	△180,717	△200,317	△383,526
リース資産の売却による収入	21,565	21,044	48,392
子会社株式の一部売却による収入	3,468	198	3,745
連結範囲の変更を伴う子会社株式の取得による支出	—	△3,453	△1,317
投資活動によるキャッシュ・フロー	2,883,317	△668,677	4,769,454
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	10,000	25,000	20,000
劣後特約付借入金の返済による支出	△15,000	△63,000	△83,000
劣後特約付社債・新株予約権付社債の発行による収入	120,000	90,000	196,951
劣後特約付社債・新株予約権付社債の償還による支出	△126,829	△19,700	△181,283
配当金支払額	△47,904	△65,837	△47,926
少数株主からの払込みによる収入	30,740	3,425	360,362
少数株主への配当金支払額	△30,883	△33,704	△46,724
自己株式の取得による支出	△1,174,922	△641	△1,474,644
自己株式の処分による収入	71	770	11,320
財務活動によるキャッシュ・フロー	△1,234,728	△63,688	△1,244,945
Ⅳ 現金及び現金同等物に係る換算差額	1,279	1,082	3,434
Ⅴ 現金及び現金同等物の増加額 （△は現金及び現金同等物の減少額）	△2,681,038	506,553	△3,232,797
Ⅵ 現金及び現金同等物の期首残高	5,159,822	1,927,024	5,159,822
Ⅶ 新規連結に伴う現金及び現金同等物の増加額	0	18,869	0
Ⅷ 現金及び現金同等物の中間期末（期末）残高	2,478,784	2,452,448 ※1	1,927,024

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友フィナンシャルグループ　中間連結財務諸表

1. 連結の範囲に関する事項

(1) 連結子会社　185社
　　主要な会社名
　　　株式会社三井住友銀行
　　　株式会社みなと銀行
　　　株式会社関西アーバン銀行
　　　Sumitomo Mitsui Banking Corporation Europe Limited
　　　Manufacturers Bank
　　　三井住友銀リース株式会社
　　　三井住友カード株式会社
　　　株式会社クオーク
　　　SMBCファイナンスサービス株式会社
　　　SMBCフレンド証券株式会社
　　　株式会社日本総合研究所
　　　SMBC Capital Markets, Inc.
　　なお、株式会社クオーク他12社は議決権の所有割合の増加等により子会社となったため、当中間連結会計期間から連結子会社としております。
　　SMFG企業再生債権回収株式会社は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。
　　また、エスエムエルシー・アントリア株式会社他7社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

(2) 非連結子会社
　　主要な会社名
　　　SBCS Co., Ltd.
　　子会社エスエムエルシー・マホガニー有限会社他126社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。
　　また、その他の非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

　　財務諸表等規則第8条第7項の規定により出資者等の子会社に該当しないものと推定された特別目的会社14社の概要等は、「(開示対象特別目的会社関係)」の注記に掲げております。
　　なお、「一定の特別目的会社に係る開示に関する適用指針」（企業会計基準適用指針第15号　平成19年3月29日）が平成19年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用しております。

2. 持分法の適用に関する事項

(1) 持分法適用の非連結子会社　3社
　　主要な会社名
　　　SBCS Co., Ltd.
(2) 持分法適用の関連会社　63社
　　主要な会社名
　　　プロミス株式会社
　　　株式会社セントラルファイナンス
　　　大和証券エスエムビーシー株式会社
　　　エヌ・アイ・エフSMBCベンチャーズ株式会社
　　　大和住銀投信投資顧問株式会社
　　　三井住友アセットマネジメント株式会社
　　株式会社セントラルファイナンス他9社は株式取得等により、当中間連結会計期間より持分法適用の関連会社としております。
　　また、株式会社クオーク他2社は連結子会社となったため、NIFキャピタルマネジメント株式会社他2社は合併等により、当中間連結会計期間より持分法適用の関連会社から除外しております。

(3) 持分法非適用の非連結子会社
　　子会社エスエムエルシー・マホガニー有限会社他126社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。

(4) 持分法非適用の関連会社
　　主要な会社名
　　　Daiwa SB Investments (USA) Ltd.

　　持分法非適用の非連結子会社、関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の中間決算日等に関する事項

(1) 連結子会社の中間決算日は次のとおりであります。

12月末日	4社
1月末日	1社
3月末日	8社
4月末日	2社
5月末日	2社
6月末日	71社
7月末日	5社
8月末日	4社
9月末日	88社

(2) 12月末日を中間決算日とする連結子会社は6月末日及び8月末日現在、1月末日を中間決算日とする連結子会社は7月末日現在、3月末日、5月末日及び7月末日を中間決算日とする連結子会社は9月末日現在、4月末日を中間決算日とする連結子会社については7月末日及び9月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。
　　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準
　　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
　　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。
　　また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末における決済からの損益相当額の増減額を加えております。
(2) 有価証券の評価基準及び評価方法
　　①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。
　　　なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。
　　②金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法

デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法

①有形固定資産及びリース資産

当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。

また、主な耐用年数は次のとおりであります。

　　建物　　　7年〜50年
　　動産　　　2年〜20年

その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

また、当中間連結会計期間より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を5年間で均等償却しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

②無形固定資産

無形固定資産の減価償却は、定額法により償却しております。

なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づいて償却しております。

(5) 貸倒引当金の計上基準

主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は517,426百万円であります。

(6) 賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

(7) 退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込みに基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務:

その発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により損益処理

数理計算上の差異:

各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(8) 役員退職慰労引当金の計上基準

役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく当中間連結会計期間末の要支給額を計上しております。

役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、経常利益及び税金等調整前中間純利益はそれぞれ6,241百万円多く計上されております。

上記に係るセグメント情報に与える影響はセグメント情報に記載しております。

(9) 預金払戻引当金の計上基準

預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年4月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。

この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前中間純利益は11,716百万円それぞれ減少しております。

上記に係るセグメント情報に与える影響はセグメント情報に記載しております。

(10) 特別法上の引当金の計上基準

特別法上の引当金は、金融商品取引責任準備金1,137百万円であり、有価証券の売買その他の取引又はデリバティブ取引等に関して生じた事故による損失の補てんに充てるため、金融商品取引法第46条の5及び第48条の3の規定に基づき計上しております。

なお、従来、金融先物取引法第81条及び証券取引法第51条の規定に基づき、金融先物取引責任準備金及び証券取引責任準備金を計上しておりましたが、平成19年9月30日に金融商品取引法が施行されたことに伴い、当中間連結会計期間から金融商品取引責任準備金として計上しております。

(11) 外貨建資産・負債の換算基準

当社及び連結会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

（12）リース取引の処理方法

当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

（13）リース取引等に関する収益及び費用の計上基準

①リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

（14）重要なヘッジ会計の方法

・金利リスク・ヘッジ

連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は28,190百万円（税効果額控除前）、繰延ヘッジ利益の総額は20,294百万円（同前）であります。

・為替変動リスク・ヘッジ

連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。

（15）消費税等の会計処理

当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

（16）税効果会計に関する事項

中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。

5. のれん及び負ののれんの償却に関する事項

SMBCフレンド証券株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは5年間の均等償却、その他については発生年度に全額償却しております。

6. 中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【中間連結財務諸表作成のための基本となる重要な事項の変更】
（連結財務諸表における税効果会計に関する実務指針）

企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第6号　平成19年3月29日）の第30-2項を当中間連結会計期間から適用しております。この結果、従来の方法によった場合に比べ、中間純利益は18,925百万円減少しております。

（金融商品に関する会計基準）

「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年6月15日付け及び同7月4日付けで一部改正され、金融商品取引法の施行日以後に終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準及び実務指針を適用しております。

（中間連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式438,588百万円及び出資金5,012百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計78,271百万円含まれております。
　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は913,839百万円、当中間連結会計期間末に当該処分をせずに所有しているものは451,439百万円であります。

※3. 貸出金のうち、破綻先債権額は59,904百万円、延滞債権額は533,325百万円であります。
　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は31,769百万円であります。
　　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は441,944百万円であります。
　　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,066,944百万円であります。
　　　なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は867,838百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産

項目	金額
現金預け金	106,326百万円
特定取引資産	617,814百万円
有価証券	4,993,694百万円
貸出金	223,360百万円
その他資産（延払資産等）	2,922百万円

担保資産に対応する債務

項目	金額
預金	20,529百万円
コールマネー及び売渡手形	1,065,000百万円
売現先勘定	142,939百万円
債券貸借取引受入担保金	2,431,734百万円
特定取引負債	165,806百万円
借用金	1,865,904百万円
その他負債	22,643百万円
支払承諾	163,430百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,188百万円、特定取引資産272,293百万円、有価証券2,779,447百万円及び貸出金591,044百万円を差し入れております。

また、その他資産のうち保証金は84,093百万円、先物取引差入証拠金は6,765百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、40,096,806百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,680,296百万円あります。
　　　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
　　　また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

　　　再評価を行った年月日
　　　　連結子会社である三井住友銀行
　　　　　平成10年3月31日及び平成14年3月31日
　　　　その他の一部の連結子会社
　　　　　平成11年3月31日、平成14年3月31日
　　　同法律第3条第3項に定める再評価の方法
　　　　連結子会社である三井住友銀行
　　　　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
　　　　その他の一部の連結子会社
　　　　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※11. 有形固定資産の減価償却累計額は568,380百万円、リース資産の減価償却累計額は1,605,376百万円であります。

※12. 有形固定資産の圧縮記帳額　　　67,070百万円
　　　（当中間連結会計期間圧縮記帳額　　　—百万円）

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金521,500百万円が含まれております。

※14. 社債には、劣後特約付社債2,255,632百万円が含まれております。

※15. 「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する保証債務の額は2,258,816百万円であります。

(中間連結損益計算書関係)

※1. その他経常収益には、株式等売却益14,293百万円及び持分法による投資利益19,030百万円を含んでおります。

※2. その他経常費用には、貸倒引当金繰入額73,113百万円、貸出金償却65,014百万円及び株式等償却60,350百万円を含んでおります。

※3. 特別利益には、固定資産処分益1,163百万円及び償却債権取立益386百万円を含んでおります。

※4. 特別損失は、固定資産処分損1,247百万円及び減損損失3,205百万円であります。

※5. 当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

(金額単位 百万円)

地域	主な用途		種類	減損損失額
首都圏	営業用店舗	4カ店	土地、建物等	41
	遊休資産	11物件		280
近畿圏	営業用店舗	1カ店	土地、建物等	51
	遊休資産	8物件		2,553
その他	営業用店舗	9カ店	土地、建物等	17
	遊休資産	8物件		262

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(中間連結株主資本等変動計算書関係)

1. 発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

(単位 株)

	前連結会計年度末株式数	当中間連結会計期間増加株式数	当中間連結会計期間減少株式数	当中間連結会計期間末株式数
発行済株式				
普通株式	7,733,653.77	—	—	7,733,653.77
第1回第四種優先株式	4,175	—	—	4,175
第2回第四種優先株式	4,175	—	—	4,175
第3回第四種優先株式	4,175	—	—	4,175
第4回第四種優先株式	4,175	—	—	4,175
第5回第四種優先株式	4,175	—	—	4,175
第6回第四種優先株式	4,175	—	—	4,175
第7回第四種優先株式	4,175	—	—	4,175
第8回第四種優先株式	4,175	—	—	4,175
第9回第四種優先株式	4,175	—	—	4,175
第10回第四種優先株式	4,175	—	—	4,175
第11回第四種優先株式	4,175	—	—	4,175
第12回第四種優先株式	4,175	—	—	4,175
第1回第六種優先株式	70,001	—	—	70,001
合計	7,853,754.77	—	—	7,853,754.77
自己株式				
普通株式(注)	168,630.95	583.58	424.62	168,789.91
合計	168,630.95	583.58	424.62	168,789.91

(注) 普通株式の自己株式の増加583.58株は、端株の買取りによる増加であります。また、普通株式の自己株式の減少424.62株は、端株の売渡し及びストック・オプションの権利行使による減少130.62株並びに連結子会社が保有していた三井住友フィナンシャルグループ株式の売却による減少294株によるものであります。

2. 新株予約権に関する事項

(単位 株、百万円)

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数				当中間連結会計期間末残高
			前連結会計年度末	当中間連結会計期間増加	当中間連結会計期間減少	当中間連結会計期間末	
当社	ストック・オプションとしての新株予約権	—	—	—	—	—	—
連結子会社	—			—			27
合計				—			27

3. 配当に関する事項

(1) 当中間連結会計期間中の配当金支払額

株式の種類	配当金の総額(百万円)	1株当たりの金額(円)
普通株式	53,660	7,000
第1回第四種優先株式	563	135,000
第2回第四種優先株式	563	135,000
第3回第四種優先株式	563	135,000
第4回第四種優先株式	563	135,000
第5回第四種優先株式	563	135,000
第6回第四種優先株式	563	135,000
第7回第四種優先株式	563	135,000
第8回第四種優先株式	563	135,000
第9回第四種優先株式	563	135,000
第10回第四種優先株式	563	135,000
第11回第四種優先株式	563	135,000
第12回第四種優先株式	563	135,000
第1回第六種優先株式	6,195	88,500

※決議：平成19年6月28日 定時株主総会
基準日：平成19年3月31日
効力発生日：平成19年6月28日

(2) 基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が当中間連結会計期間の末日後となるもの

株式の種類	配当金の総額(百万円)	1株当たりの金額(円)
普通株式	38,326	5,000
第1回第四種優先株式	281	67,500
第2回第四種優先株式	281	67,500
第3回第四種優先株式	281	67,500
第4回第四種優先株式	281	67,500
第5回第四種優先株式	281	67,500
第6回第四種優先株式	281	67,500
第7回第四種優先株式	281	67,500
第8回第四種優先株式	281	67,500
第9回第四種優先株式	281	67,500
第10回第四種優先株式	281	67,500
第11回第四種優先株式	281	67,500
第12回第四種優先株式	281	67,500
第1回第六種優先株式	3,097	44,250

※決議：平成19年11月19日 取締役会
配当の原資：利益剰余金
基準日：平成19年9月30日
効力発生日：平成19年12月7日

三井住友フィナンシャルグループ 中間連結財務諸表

（中間連結キャッシュ・フロー計算書関係）

※1. 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

（金額単位　百万円）

	平成19年9月30日現在
現金預け金勘定	5,944,160
有利息預け金	△3,491,711
現金及び現金同等物	2,452,448

2. 重要な非資金取引の内容

議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他2社の資産及び負債の主な内訳は以下のとおりであります。

資産	1,504,288百万円
（うちその他資産	548,428百万円）
（うち支払承諾見返	891,593百万円）
負債	1,471,831百万円
（うち借用金	436,628百万円）
（うち支払承諾	891,593百万円）

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

（1）借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	12,941	664	13,605
減価償却累計額相当額	5,647	440	6,088
中間連結会計期間末残高相当額	7,293	224	7,517

・未経過リース料中間連結会計期間末残高相当額

（金額単位　百万円）

1年内	1年超	合計
3,431	4,215	7,646

・支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,755百万円
減価償却費相当額	1,677百万円
支払利息相当額	82百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

（2）貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

（金額単位　百万円）

	動産	その他	合計
取得価額	1,792,478	698,312	2,490,791
減価償却累計額	1,187,591	391,384	1,578,975
中間連結会計期間末残高	604,886	306,928	911,815

・未経過リース料中間連結会計期間末残高相当額

（金額単位　百万円）

1年内	1年超	合計
299,404	616,676	916,081

このうち転貸リースに係る貸手側の未経過リース料中間連結会計期間末残高相当額は5,351百万円（うち1年以内2,673百万円）であります。なお借手側の未経過リース料中間連結会計期間末残高相当額は概ね同額であり、上記の（1）借手側の未経過リース料中間連結会計期間末残高相当額に含まれております。

・受取リース料、減価償却費及び受取利息相当額

受取リース料	199,622百万円
減価償却費	163,515百万円
受取利息相当額	25,759百万円

・利息相当額の算定方法

リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

2. オペレーティング・リース取引

（1）借手側

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
13,688	50,951	64,639

（2）貸手側

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
24,179	87,766	111,946

なお、上記1.、2.に記載した貸手側の未経過リース料のうち40,396百万円を借用金等の担保に提供しております。

（ストック・オプション等関係）

ストック・オプションに係る当中間連結会計期間における費用計上額及び科目名

営業経費　12百万円

（開示対象特別目的会社関係）

1. 開示対象特別目的会社の概要及び開示対象特別目的会社を利用した取引の概要

当社の連結子会社である三井住友銀行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社（ケイマン法人及び有限責任中間法人等の形態によっております。）14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、信用枠及び流動性枠を供与しております。

特別目的会社14社の直近の決算日における資産総額（単純合算）は2,865,600百万円、負債総額（単純合算）は2,865,738百万円であります。なお、いずれの特別目的会社についても、三井住友銀行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

2. 当中間連結会計期間における特別目的会社との取引金額等

（金額単位　百万円）

	主な取引の当中間連結会計期間末残高 平成19年9月30日現在	主な損益 自 平成19年4月1日 至 平成19年9月30日	
		項目	金額
貸出金	2,158,322	貸出金利息	3,950
信用枠	859,423	役務取引等収益	1,541
流動性枠	429,459	―	―

（1株当たり情報）

	（金額単位 円）
1株当たり純資産額	460,168.95
1株当たり中間純利益	21,694.19
潜在株式調整後1株当たり中間純利益	20,840.67

（注）1. 1株当たり中間純利益及び潜在株式調整後1株当たり中間純利益の算定
上の基礎は、次のとおりであります。

1株当たり中間純利益	
中間純利益	170,592百万円
普通株主に帰属しない金額	6,479百万円
（うち優先配当額）	6,479百万円
普通株式に係る中間純利益	164,113百万円
普通株式の中間期中平均株式数	7,564千株
潜在株式調整後1株当たり中間純利益	
中間純利益調整額	3,376百万円
（うち優先配当額）	3,381百万円
（うち連結子会社及び 持分法適用関連会社発行の新株予約権）	△4百万円
普通株式増加数	471千株
（うち優先株式）	471千株
（うち新株予約権）	0千株
希薄化効果を有しないため、潜在株式調整後 1株当たり中間純利益の算定に含めなかった 潜在株式の概要	―

2. 1株当たり純資産額の算定上の基礎は、次のとおりであります。

純資産の部の合計額	5,268,853百万円
純資産の部の合計額から控除する金額	1,787,738百万円
（うち優先株式）	360,303百万円
（うち優先配当額）	6,479百万円
（うち新株予約権）	27百万円
（うち少数株主持分）	1,420,928百万円
普通株式に係る中間期末の純資産額	3,481,115百万円
1株当たり純資産額の算定に用いられた 中間期末の普通株式の数	7,564千株

（重要な後発事象）

当社、三井住友銀リース株式会社（以下、「三井住友銀リース」という。）及び三井住友銀オートリース株式会社（以下、「三井住友銀オート」という。）は、平成19年7月30日に住友商事株式会社（以下、「住友商事」という。）、住商リース株式会社（以下、「住商リース」という。）及び住商オートリース株式会社（以下、「住商オート」という。）との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月1日に合併いたしました。

（パーチェス法適用関係）
リース事業会社の合併
1. 被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率
（1）被取得企業の名称及び事業の内容
　　住商リース（事業の内容：リース事業）
（2）企業結合を行った主な理由
　　　合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱機種の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。

（3）企業結合日
　　平成19年10月1日
（4）企業結合の法的形式
　　住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。（合併会社の商号：三井住友ファイナンス＆リース株式会社）
（5）結合後企業の名称
　　株式会社三井住友フィナンシャルグループ
（6）取得した議決権比率
　　55％

（子会社の企業結合関係）
オートリース事業会社の合併
1. 子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式
（1）子会社を含む結合当事企業の名称及び事業の内容
　　結合企業
　　　住商オート（事業の内容：オートリース事業）
　　被結合企業
　　　三井住友銀オート（事業の内容：オートリース事業）
（2）企業結合を行った主な理由
　　　合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。
（3）企業結合日
　　平成19年10月1日
（4）企業結合の法的形式
　　住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。（合併会社の商号：住友三井オートサービス株式会社）
2. 会計処理の概要
　「事業分離等に関する会計基準（企業会計基準第7号）第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたします。
3. 事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称
　リース業
4. 当中間連結会計期間の中間連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益	69,752百万円
経常利益	2,237百万円
中間純利益	1,254百万円

5. 継続的関与の主な概要
　三井住友銀オート及びその子会社を当社の連結子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連会社としております。

有価証券の範囲

中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成19年9月末		
	中間連結貸借対照表計上額	時価	差額
国債	629,520	624,234	△5,285
地方債	97,206	95,885	△1,321
社債	386,456	383,881	△2,575
その他	5,630	5,633	2
合計	1,118,814	1,109,634	△9,179

（注）時価は、当中間連結会計期間末日における市場価格等に基づいております。

(2) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成19年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
株式	1,954,559	3,683,628	1,729,068
債券	7,907,468	7,744,228	△163,239
国債	6,742,468	6,592,972	△149,495
地方債	437,521	430,861	△6,659
社債	727,478	720,394	△7,083
その他	3,731,231	3,690,266	△40,964
合計	13,593,259	15,118,124	1,524,864

（注）1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は69,485百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

　破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
　要注意先　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　正常先　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(3) 時価評価されていない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位　百万円）

	平成19年9月末
満期保有目的の債券	
非上場外国証券	17
その他	1,236
その他有価証券	
非上場株式（店頭売買株式を除く）	396,824
非上場債券	2,715,372
非上場外国証券	694,951
その他	628,856

有価証券の範囲

中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

（1）満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	平成18年9月末		
	中間連結貸借対照表計上額	時価	差額
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,928	375,829	△4,099
その他	9,917	10,139	222
合計	1,236,826	1,220,630	△16,195

（注）時価は、当中間連結会計期間末日における市場価格等に基づいております。

（2）その他有価証券で時価のあるもの

（金額単位 百万円）

	平成18年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
株式	1,970,424	3,569,347	1,598,922
債券	9,328,374	9,152,122	△176,252
国債	7,874,690	7,719,254	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,904	4,141,168	△34,736
合計	15,474,703	16,862,637	1,387,933

（注）1.中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2.その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は1,247百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
正常先　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（3）時価評価されていない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	平成18年9月末
満期保有目的の債券	
非上場外国証券	26
その他	8,267
その他有価証券	
非上場株式（店頭売買株式を除く）	421,099
非上場債券	2,729,834
非上場外国証券	475,506
その他	409,421

金銭の信託関係
（平成19年度中間期 自 平成19年4月1日 至 平成19年9月30日）

(1) 満期保有目的の金銭の信託

該当ありません。

(2) その他の金銭の信託
（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成19年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
その他の金銭の信託	2,549	2,627	78

（注）中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

金銭の信託関係
（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

(1) 満期保有目的の金銭の信託

該当ありません。

(2) その他の金銭の信託
（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成18年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
その他の金銭の信託	2,602	2,820	217

（注）中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

その他有価証券評価差額金
（平成19年度中間期 自 平成19年4月1日 至 平成19年9月30日）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

	平成19年9月末
評価差額	1,525,150
その他有価証券	1,525,072
その他の金銭の信託	78
（△）繰延税金負債	461,506
その他有価証券評価差額金（持分相当額調整前）	1,063,644
（△）少数株主持分相当額	6,982
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	9,213
その他有価証券評価差額金	1,065,875

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）をきんでおります。

その他有価証券評価差額金
（平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

	平成18年9月末
評価差額	1,388,146
その他有価証券	1,387,928
その他の金銭の信託	217
（△）繰延税金負債	563,620
その他有価証券評価差額金（持分相当額調整前）	824,525
（△）少数株主持分相当額	7,123
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	5,811
その他有価証券評価差額金	823,213

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）をきんでおります。

（1）金利関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	金利先物	119,270,426	2,088	2,088
	金利オプション	111,548	0	0
店頭	金利先渡契約	4,584,433	△17	△17
	金利スワップ	434,857,771	84,028	84,028
	金利スワップション	8,237,708	19,422	19,422
	キャップ	45,458,961	△13,767	△13,767
	フロアー	6,222,614	△1,335	△1,335
	その他	7,231,835	22,013	22,013
合計			112,433	112,433

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（2）通貨関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	22,172,586	43,571	106,074
	通貨スワップション	1,571,635	9,699	9,699
	為替予約	58,249,263	△131,622	△131,622
	通貨オプション	11,459,954	△48,197	△48,197
合計			△126,549	△64,046

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

（3）株式関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	164,235	△2,024	△2,024
店頭	有価証券店頭オプション	517,185	0	0
合計			△2,024	△2,024

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（4）債券関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	債券先物	3,717,113	7	7
	債券先物オプション	10,000	27	27
店頭	債券先渡契約	69,716	1,731	1,731
合計			1,766	1,766

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（5）商品関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	商品先物	430	43	43
店頭	商品スワップ	556,848	83,587	83,587
	商品オプション	49,973	5,147	5,147
合計			88,777	88,777

（注）1．上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．商品は燃料及び金属等に係るものであります。

（6）クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	3,294,459	1,257	1,257
	その他	85	0	0
合計			1,257	1,257

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

三井住友フィナンシャルグループ

中間連結財務諸表

三井住友フィナンシャルグループ 中間連結財務諸表

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	金利先物	104,551,884	△951	△951
店頭	金利先渡契約	10,103,047	△516	△516
	金利スワップ	430,354,032	95,199	95,199
	金利スワップション	5,418,113	23,650	23,650
	キャップ	24,281,152	△23,902	△23,902
	フロアー	4,672,579	1,316	1,316
	その他	4,316,614	22,838	22,838
合計			117,634	117,634

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上して
おります。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いて
おります。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金
利関連取引は、上記記載から除いております。なお、この未実現損益は△183百
万円（損失）であります。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	20,049,596	90,413	45,307
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	48,858,917	△54,204	△54,204
	通貨オプション	7,624,342	△61,336	△61,336
合計			△16,745	△61,851

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上して
おります。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債
務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反
映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたもの
については、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通
貨関連取引は、上記記載から除いております。なお、この未実現損益は74百万円
（利益）であります。

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	90,675	△20	△20
店頭	有価証券店頭オプション	163,359	0	0
合計			△20	△20

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上して
おります。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除い
ております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,861,839	△542	△542
店頭	債券先渡契約	68,993	1,693	1,693
	債券店頭オプション	104,000	△12	△12
合計			1,137	1,137

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上して
おります。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除い
ております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	商品先物	14,496	△268	△268
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	43,822	5,768	5,768
合計			95,963	95,963

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上
しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から
除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	1,321,566	1,118	1,118
	その他	175	△0	△0
合計			1,117	1,117

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上して
おります。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除い
ております。

(1) 事業の種類別セグメント情報

平成19年度中間期（自 平成19年4月1日　至 平成19年9月30日）　　　　　　　　　　　　　　　　　　（金額単位　百万円）

| | 平成19年度中間期 | | | | | |
	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	1,452,779	409,593	215,180	2,077,552	―	2,077,552
(2) セグメント間の内部経常収益	26,932	10,133	125,849	162,915	(162,915)	―
計	1,479,711	419,727	341,029	2,240,468	(162,915)	2,077,552
経常費用	1,215,669	401,701	252,145	1,869,516	(145,202)	1,724,314
経常利益	264,042	18,025	88,883	370,951	(17,713)	353,237
Ⅱ資産	101,270,420	2,245,608	7,214,856	110,730,885	(4,803,256)	105,927,629

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　　2. 各事業の主な内容
　　　　　(1) 銀行業 ……………銀行業
　　　　　(2) リース業……………リース業
　　　　　(3) その他事業…………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3. 中間連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について 4,556百万円、「リース業」について 188百万円、「その他事業」について 1,496百万円それぞれ多く計上されております。
　　　4. 中間連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項(9)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年4月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について 11,716百万円減少しております。

平成18年度中間期（自 平成18年4月1日　至 平成18年9月30日）　　　　　　　　　　　　　　　　　　（金額単位　百万円）

| | 平成18年度中間期 | | | | | |
	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ経常収益						
(1) 外部顧客に対する経常収益	1,227,836	390,901	207,013	1,825,751	―	1,825,751
(2) セグメント間の内部経常収益	22,937	9,729	101,444	134,111	(134,111)	―
計	1,250,773	400,631	308,458	1,959,863	(134,111)	1,825,751
経常費用	933,478	379,804	273,075	1,586,359	(117,744)	1,468,614
経常利益	317,295	20,826	35,382	373,504	(16,367)	357,136
Ⅱ資産	98,861,856	2,129,021	5,520,465	106,511,343	(3,959,378)	102,551,964

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　　2. 各事業の主な内容
　　　　　(1) 銀行業 ……………銀行業
　　　　　(2) リース業……………リース業
　　　　　(3) その他事業…………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

三井住友フィナンシャルグループ　中間連結財務諸表

(2) 所在地別セグメント情報

平成19年度中間期 （自 平成19年4月1日　至 平成19年9月30日）　　　　　　　　　　　　　　（金額単位　百万円）

	平成19年度中間期						
	日本	米州	欧州・中近東	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,695,995	137,724	130,801	113,030	2,077,552	―	2,077,552
(2) セグメント間の内部経常収益	53,655	28,300	7,890	24,455	114,300	(114,300)	―
計	1,749,650	166,025	138,691	137,485	2,191,853	(114,300)	2,077,552
経常費用	1,475,840	128,653	122,810	102,507	1,829,812	(105,498)	1,724,314
経常利益	273,810	37,371	15,880	34,977	362,040	(8,802)	353,237

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。
3. 中間連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について6,241百万円多く計上されております。
4. 中間連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項(9)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について11,716百万円減少しております。

平成18年度中間期 （自 平成18年4月1日　至 平成18年9月30日）　　　　　　　　　　　　　　（金額単位　百万円）

	平成18年度中間期						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,532,565	119,112	81,932	92,141	1,825,751	―	1,825,751
(2) セグメント間の内部経常収益	45,146	21,838	2,909	27,607	97,501	(97,501)	―
計	1,577,711	140,951	84,841	119,748	1,923,253	(97,501)	1,825,751
経常費用	1,290,105	101,982	68,373	95,788	1,556,249	(87,634)	1,468,614
経常利益	287,606	38,968	16,468	23,960	367,003	(9,867)	357,136

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(3) 海外経常収益

（金額単位　百万円）

	平成18年度中間期 自 平成18年4月 1日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月 1日 至 平成19年9月30日
海外経常収益	293,186	381,556
連結経常収益	1,825,751	2,077,552
海外経常収益の連結経常収益に占める割合	16.1%	18.4%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに在外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

三井住友フィナンシャルグループ　中間連結財務諸表

中間財務諸表

平成19年度中間期は金融商品取引法第193条の2の規定に基づき、平成18年度中間期及び平成18年度は証券取引法第193条の2の規定に基づき、当社の（中間）貸借対照表、（中間）損益計算書及び（中間）株主資本等変動計算書については、あずさ監査法人の監査証明を受けております。

中間貸借対照表

（金額単位　百万円）

科目	平成18年度中間期末 平成18年9月30日現在	平成19年度中間期末 平成19年9月30日現在	平成18年度末 平成19年3月31日現在
（資産の部）			
流動資産			
現金及び預金	18,458	46,052	37,073
その他	63,436	2,732	72,291
流動資産合計	81,894	48,785	109,364
固定資産			
有形固定資産	9	6 [※1]	7
無形固定資産	26	14	20
投資その他の資産	3,847,671	3,952,663	3,850,052
関係会社株式	3,847,651	3,950,934	3,847,716
その他	20	1,728	2,336
固定資産合計	3,847,707	3,952,685	3,850,079
繰延資産	150	—	—
資産合計	3,929,752	4,001,470	3,959,444
（負債の部）			
流動負債			
短期借入金	620,000	1,059,030	959,030
賞与引当金	76	82	83
その他	57,463	2,055	2,258
流動負債合計	677,539	1,061,168	961,372
固定負債			
役員退職慰労引当金	—	178	174
固定負債合計	—	178	174
負債合計	677,539	1,061,347	961,546
（純資産の部）			
株主資本			
資本金	1,420,877	1,420,877	1,420,877
資本剰余金			
資本準備金	642,355	642,355	642,355
その他資本剰余金	510,385	288,073	288,113
資本剰余金合計	1,152,740	930,429	930,469
利益剰余金			
その他利益剰余金			
別途積立金	30,420	30,420	30,420
繰越利益剰余金	653,398	641,456	698,709
利益剰余金合計	683,818	671,876	729,129
自己株式	△5,223	△83,060	△82,578
株主資本合計	3,252,213	2,940,122	2,997,898
純資産合計	3,252,213	2,940,122	2,997,898
負債・純資産合計	3,929,752	4,001,470	3,959,444

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友フィナンシャルグループ　中間財務諸表

（金額単位　百万円）

科目	平成18年度中間期 自 平成18年4月 1 日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月 1 日 至 平成19年9月30日	平成18年度 自 平成18年4月 1 日 至 平成19年3月31日
営業収益	321,340	23,936	376,479
関係会社受取配当金	317,486	15,022	366,680
関係会社受入手数料	3,854	8,913	9,798
営業費用	1,567	3,333	3,641
販売費及び一般管理費	1,567	3,333 ※1	3,641
営業利益	319,772	20,602	372,838
営業外収益	219	282 ※2	234
営業外費用	880	9,228 ※3	8,594
経常利益	319,112	11,655	364,477
税引前中間（当期）純利益	319,112	11,655	364,477
法人税、住民税及び事業税	345	1,583	2,918
法人税等調整額	542	706	△1,975
中間（当期）純利益	318,223	9,366	363,535

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友フィナンシャルグループ

中間財務諸表

平成18年度中間期（自 平成18年4月1日　至 平成18年9月30日）　　　　　　　　　　　　　　　（金額単位　百万円）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成18年3月31日残高	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△4,393	3,935,426	3,935,426
中間会計期間中の変動額										
資本準備金の取崩		△1,000,000	1,000,000	—					—	—
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△47,951	△47,951		△47,951	△47,951
中間純利益						318,223	318,223		318,223	318,223
自己株式の取得								△1,174,922	△1,174,922	△1,174,922
自己株式の処分			15	15				56	71	71
自己株式の消却			△1,174,036	△1,174,036				1,174,036	—	—
中間会計期間中の変動額合計	—	△778,634	△174,021	△952,655	—	270,272	270,272	△830	△683,213	△683,213
平成18年9月30日残高	1,420,877	642,355	510,385	1,152,740	30,420	653,398	683,818	△5,223	3,252,213	3,252,213

（注）記載金額は、百万円未満を切り捨てて表示しております。

平成19年度中間期（自 平成19年4月1日　至 平成19年9月30日）　　　　　　　　　　　　　　　（金額単位　百万円）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成19年3月31日残高	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△82,578	2,997,898	2,997,898
中間会計期間中の変動額										
剰余金の配当						△66,619	△66,619		△66,619	△66,619
中間純利益						9,366	9,366		9,366	9,366
自己株式の取得								△641	△641	△641
自己株式の処分			△39	△39				158	119	119
中間会計期間中の変動額合計	—	—	△39	△39	—	△57,253	△57,253	△482	△57,775	△57,775
平成19年9月30日残高	1,420,877	642,355	288,073	930,429	30,420	641,456	671,876	△83,060	2,940,122	2,940,122

（注）記載金額は、百万円未満を切り捨てて表示しております。

平成18年度（自 平成18年4月1日　至 平成19年3月31日）　　　　　　　　　　　　　　　（金額単位　百万円）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成18年3月31日残高	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△4,393	3,935,426	3,935,426
事業年度中の変動額										
資本準備金の取崩		△1,000,000	1,000,000	—					—	—
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△47,951	△47,951		△47,951	△47,951
当期純利益						363,535	363,535		363,535	363,535
自己株式の取得								△1,474,644	△1,474,644	△1,474,644
自己株式の処分			△15	△15				182	167	167
自己株式の消却			△1,396,277	△1,396,277				1,396,277	—	—
事業年度中の変動額合計	—	△778,634	△396,292	△1,174,927	—	315,583	315,583	△78,184	△937,527	△937,527
平成19年3月31日残高	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△82,578	2,997,898	2,997,898

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友フィナンシャルグループ　中間財務諸表

1. 有価証券の評価基準及び評価方法
(1) 子会社株式及び関連会社株式
移動平均法による原価法により行っております。
(2) その他有価証券
時価のないものについては、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法
(1) 有形固定資産
定率法（ただし、建物については定額法）を採用しております。
平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間貸借対照表等に与える影響は軽微であります。
(2) 無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 引当金の計上基準
(1) 賞与引当金
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。
(2) 役員退職慰労引当金
役員退職慰労引当金は、役員（執行役員を含む）に対する退職慰労金の支払いに備えるため、内規に基づく当中間会計期間末の要支給額を計上しております。

役員退職慰労金は、従来は支出時に費用処理しておりましたが、前事業年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間会計期間は変更後の方法によった場合に比べ、営業利益、経常利益及び税引前中間純利益はそれぞれ119百万円多く計上されております。

4. 外貨建ての資産及び負債の本邦通貨への換算基準
外貨建資産及び負債については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。

5. リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6. 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

【中間財務諸表作成のための基本となる重要な事項の変更】
（金融商品に関する会計基準）
「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年6月15日付け及び同7月4日付けで一部改正され、金融商品取引法の施行日以後に終了する事業年度及び中間会計期間から適用されることになったことに伴い、当中間会計期間から改正会計基準及び実務指針を適用しております。

（中間貸借対照表関係）
※1. 有形固定資産の減価償却累計額 　　6百万円
　2. 偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して95,305百万円の保証を行っております。

（中間損益計算書関係）
※1. 減価償却実施額
　　有形固定資産 　　1百万円
　　無形固定資産 　　7百万円
※2. 営業外収益のうち主要なもの
　　受取利息 　　122百万円
※3. 営業外費用のうち主要なもの
　　支払利息 　　4,904百万円
　　関係会社株式評価損 　　4,226百万円

（中間株主資本等変動計算書関係）
1. 自己株式の種類及び株式数に関する事項

(単位　株)

	前事業年度末株式数	当中間会計期間増加株式数	当中間会計期間減少株式数	当中間会計期間末株式数
自己株式				
普通株式(注)1 (注)2	67,855.95	583.58	130.62	68,308.91
合計	67,855.95	583.58	130.62	68,308.91

(注) 1. 普通株式の自己株式の増加583.58株は、端株の買取りによるものであります。
　　 2. 普通株式の自己株式の減少130.62株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

（リース取引関係）
記載対象の取引はありません。

（有価証券関係）
子会社株式及び関連会社株式で時価のあるもの

(金額単位　百万円)

	中間貸借対照表計上額	時価	差額
関連会社株式	3,557	3,557	—

損益の状況（連結）

■ 国内・海外別収支

（金額単位　百万円）

区分	平成18年度中間期				平成19年度中間期			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
資金運用収益	669,798	260,926	△20,915	909,808	761,166	354,866	△33,456	1,082,577
資金調達費用	188,864	174,798	△13,471	350,191	261,560	246,916	△25,478	482,998
資金運用収支	480,933	86,128	△7,444	559,617	499,606	107,949	△7,977	599,578
信託報酬	1,416	—	—	1,416	2,262	—	—	2,262
役務取引等収益	308,644	29,029	△352	337,322	312,264	34,967	△560	346,671
役務取引等費用	51,060	3,008	△141	53,927	48,845	4,760	△374	53,232
役務取引等収支	257,583	26,021	△210	283,394	263,419	30,206	△186	293,439
特定取引収益	57,247	15,023	△17,774	54,496	116,315	7,974	△5,927	118,362
特定取引費用	10,473	10,184	△17,774	2,883	1,538	4,389	△5,927	—
特定取引収支	46,773	4,839	—	51,613	114,777	3,584	—	118,362
その他業務収益	493,369	8,041	△289	501,121	475,105	11,252	2,328	488,686
その他業務費用	507,261	4,184	△94	511,352	475,565	4,253	△44	479,774
その他業務収支	△13,892	3,856	△194	△10,230	△459	6,999	2,372	8,912

(注) 1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
　　 2.金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成18年度中間期1百万円、平成19年度中間期4百万円）を資金調達費用から控除して表示しております。
　　 3.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■ 資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成18年度中間期			平成19年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	77,332,447	669,798	1.73%	74,006,428	761,166	2.06%
うち貸出金	51,544,254	481,416	1.87	50,707,587	556,253	2.19
うち有価証券	20,875,872	136,557	1.31	17,590,126	141,532	1.61
うちコールローン及び買入手形	883,704	8,165	1.85	859,111	9,642	2.24
うち買現先勘定	42,697	19	0.09	63,945	180	0.57
うち債券貸借取引支払保証金	1,437,162	1,615	0.22	1,217,962	4,142	0.68
うち預け金	1,139,174	13,743	2.41	2,006,977	20,921	2.08
資金調達勘定	81,673,373	188,864	0.46	79,699,929	261,560	0.66
うち預金	65,285,046	76,231	0.23	65,471,103	122,903	0.38
うち譲渡性預金	2,307,551	1,590	0.14	2,426,076	6,843	0.56
うちコールマネー及び売渡手形	3,937,832	1,608	0.08	1,771,545	4,563	0.52
うち売現先勘定	142,187	127	0.18	42,904	119	0.56
うち債券貸借取引受入担保金	2,349,592	33,050	2.81	1,637,532	18,397	2.25
うちコマーシャル・ペーパー	1,416	1	0.24	—	—	—
うち借用金	3,057,003	20,845	1.36	3,903,581	38,800	1.99
うち短期社債	351,434	513	0.29	409,670	1,388	0.68
うち社債	3,831,209	33,792	1.76	3,766,281	36,903	1.96

(注) 1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。
　　 2.平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　 3.無利息預け金の平均残高（平成18年度中間期1,400,562百万円、平成19年度中間期775,416百万円）を資金運用勘定から控除して表示しております。
　　 4.金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成18年度中間期2,607百万円、平成19年度中間期2,564百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成18年度中間期2,607百万円、平成19年度中間期2,564百万円）及び利息（平成18年度中間期1百万円、平成19年度中間期4百万円）を資金調達勘定から、それぞれ控除して表示しております。

三井住友フィナンシャルグループ　損益の状況（連結）

三井住友フィナンシャルグループ | 53

海外	平成18年度中間期			平成19年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	10,536,815	260,926	4.95%	12,831,985	354,866	5.53%
うち貸出金	7,236,264	181,394	5.01	8,650,172	237,700	5.50
うち有価証券	1,085,709	28,609	5.27	1,125,747	34,775	6.18
うちコールローン及び買入手形	177,086	4,827	5.45	255,133	6,978	5.47
うち買現先勘定	160,353	3,732	4.65	264,308	4,077	3.09
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	1,363,415	26,398	3.87	2,171,429	46,502	4.28
資金調達勘定	8,067,107	174,798	4.33	9,423,214	246,916	5.24
うち預金	6,244,001	125,375	4.02	7,723,565	156,022	4.04
うち譲渡性預金	761,386	18,824	4.94	699,180	19,604	5.61
うちコールマネー及び売渡手形	251,630	5,632	4.48	311,950	7,062	4.53
うち売現先勘定	347,611	8,563	4.93	112,325	2,892	5.15
うち債券貸借取引受入担保金	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	84,867	722	1.70	253,620	6,593	5.20
うち短期社債	—	—	—	—	—	—
うち社債	368,175	10,763	5.85	308,609	9,964	6.46

（注）1.「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
　　　2.平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の在外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　3.無利息預け金の平均残高（平成18年度中間期39,070百万円、平成19年度中間期73,726百万円）を資金運用勘定から控除して表示しております。

合計	平成18年度中間期			平成19年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	87,436,836	909,808	2.08%	86,013,596	1,082,577	2.52%
うち貸出金	58,198,676	651,018	2.24	58,456,897	771,407	2.64
うち有価証券	22,209,525	157,718	1.42	18,998,091	167,526	1.76
うちコールローン及び買入手形	1,060,790	12,993	2.45	1,114,244	16,621	2.98
うち買現先勘定	203,051	3,751	3.69	328,254	4,258	2.59
うち債券貸借取引支払保証金	1,437,162	1,615	0.22	1,217,962	4,142	0.68
うち預け金	2,404,594	38,467	3.20	3,974,159	65,295	3.29
資金調達勘定	89,059,773	350,191	0.79	88,015,811	482,998	1.10
うち預金	71,430,863	199,933	0.56	72,990,208	276,767	0.76
うち譲渡性預金	3,068,937	20,415	1.33	3,125,257	26,447	1.69
うちコールマネー及び売渡手形	4,189,463	7,240	0.35	2,083,495	11,625	1.12
うち売現先勘定	489,799	8,691	3.55	155,229	3,011	3.88
うち債券貸借取引受入担保金	2,349,592	33,050	2.81	1,637,532	18,397	2.25
うちコマーシャル・ペーパー	1,416	1	0.24	—	—	—
うち借用金	2,559,879	9,771	0.76	3,256,255	22,074	1.36
うち短期社債	351,434	513	0.29	409,670	1,388	0.68
うち社債	4,199,384	44,556	2.12	4,074,891	46,867	2.30

（注）1.上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
　　　2.平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　3.無利息預け金の平均残高（平成18年度中間期1,459,271百万円、平成19年度中間期850,249百万円）を資金運用勘定から控除して表示しております。
　　　4.金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成18年度中間期2,607百万円、平成19年度中間期2,564百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成18年度中間期2,607百万円、平成19年度中間期2,564百万円）及び利息（平成18年度中間期1百万円、平成19年度中間期4百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

区分	平成18年度中間期				平成19年度中間期			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
役務取引等収益	308,644	29,029	△352	337,322	312,264	34,967	△560	346,671
うち預金・貸出業務	11,878	19,383	—	31,262	11,859	21,802	—	33,662
うち為替業務	61,462	4,502	△0	65,964	61,840	4,630	△0	66,470
うち証券関連業務	24,188	0	—	24,188	17,981	67	—	18,048
うち代理業務	8,521	—	—	8,521	8,426	178	—	8,604
うち保護預り・貸金庫業務	3,904	2	△0	3,906	3,815	2	—	3,817
うち保証業務	21,131	2,072	△214	22,989	20,475	2,295	△182	22,587
うちクレジットカード関連業務	57,374	—	—	57,374	62,282	—	—	62,282
役務取引等費用	51,060	3,008	△141	53,927	48,845	4,760	△374	53,232
うち為替業務	12,291	930	△74	13,146	13,115	2,031	△66	15,081

(注) 1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
　　 2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■特定取引の状況

区分	平成18年度中間期				平成19年度中間期			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引収益	57,247	15,023	△17,774	54,496	116,315	7,974	△5,927	118,362
うち商品有価証券収益	5,837	951	—	6,788	11,671	362	—	12,034
うち特定取引有価証券収益	—	—	—	—	291	153	—	445
うち特定金融派生商品収益	50,312	14,072	△17,774	46,610	100,834	7,457	△5,927	102,364
うちその他の特定取引収益	1,096	—	—	1,096	3,518	—	—	3,518
特定取引費用	10,473	10,184	△17,774	2,883	1,538	4,389	△5,927	—
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	2,813	69	—	2,883	—	—	—	—
うち特定金融派生商品費用	7,659	10,114	△17,774	—	1,538	4,389	△5,927	—
うちその他の特定取引費用	—	—	—	—	—	—	—	—

(注) 1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
　　 2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

三井住友フィナンシャルグループ　損益の状況（連結）

資産・負債の状況（連結）

■預金・譲渡性預金

（金額単位　百万円）

区分		平成18年度中間期末	平成19年度中間期末
国内	流動性預金	41,003,292	40,621,067
	定期性預金	21,555,525	21,586,609
	その他	3,667,991	3,488,899
	計	66,226,808	65,696,577
	譲渡性預金	1,573,691	1,876,344
	合計	67,800,500	67,572,921
海外	流動性預金	5,033,358	5,945,635
	定期性預金	899,078	1,276,328
	その他	6,307	7,224
	計	5,938,744	7,229,188
	譲渡性預金	918,661	651,948
	合計	6,857,406	7,881,137
総合計		74,657,906	75,454,058

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
　　　2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　3. 定期性預金＝定期預金＋定期積金

■貸出金の業種別構成

（金額単位　百万円）

区分		平成18年度中間期末		平成19年度中間期末	
		金額	構成比	金額	構成比
国内 （除く特別国際 金融取引勘定分）	製造業	5,581,376	10.71%	5,633,382	10.92%
	農業、林業、漁業及び鉱業	138,844	0.27	138,498	0.27
	建設業	1,415,820	2.72	1,415,969	2.75
	運輸、情報通信、公益事業	2,942,712	5.64	2,943,046	5.71
	卸売・小売業	5,466,420	10.48	5,421,149	10.52
	金融・保険業	4,350,822	8.34	4,471,361	8.68
	不動産業	7,596,954	14.57	8,017,198	15.56
	各種サービス業	6,440,243	12.35	5,943,468	11.54
	地方公共団体	587,012	1.13	633,009	1.23
	その他	17,614,154	33.79	16,908,131	32.82
	合計	52,134,361	100.00	51,525,216	100.00
海外及び特別国際 金融取引勘定分	政府等	43,239	0.61	42,466	0.50
	金融機関	497,687	7.06	538,477	6.21
	商工業	5,933,734	84.17	7,263,622	83.79
	その他	575,434	8.16	823,782	9.50
	合計	7,050,096	100.00	8,668,349	100.00
総合計		59,184,457	—	60,193,566	—

（注）「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

■ リスク管理債権

（金額単位　百万円）

区分	平成18年度中間期末	平成19年度中間期末	平成18年度末
破綻先債権①	64,857	59,904	60,715
延滞債権②	638,385	533,325	507,289
3カ月以上延滞債権③	36,865	31,769	22,018
貸出条件緩和債権④	407,927	441,944	477,362
合計	1,148,036	1,066,944	1,067,386

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金

②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金

③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）

④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①〜③）

■ 有価証券残高

（金額単位　百万円）

区分		平成18年度中間期末	平成19年度中間期末
国内	国債	8,469,237	7,222,502
	地方債	598,776	528,068
	社債	4,040,854	3,822,223
	株式	4,215,106	4,237,674
	その他の証券	3,652,334	3,269,327
	計	20,976,308	19,079,797
海外	国債	—	—
	地方債	—	—
	社債	—	—
	株式	—	—
	その他の証券	1,116,429	1,246,256
	計	1,116,429	1,246,256
全社	国債	—	—
	地方債	—	—
	社債	—	—
	株式	258,897	273,789
	その他の証券	—	—
	計	258,897	273,789
合計		22,351,635	20,599,844

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

2.「その他の証券」には、外国債券及び外国株式を含めております。

■ 特定取引資産・負債の内訳

（金額単位　百万円）

区分	平成18年度中間期末				平成19年度中間期末			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引資産	3,094,648	339,412	△29,471	3,404,589	2,973,016	543,743	△25,365	3,491,395
うち商品有価証券	73,112	5,963	—	79,075	73,826	45,704	—	119,531
うち商品有価証券派生商品	624	—	—	624	2,698	—	—	2,698
うち特定取引有価証券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	3,624	—	—	3,624	7,488	—	—	7,488
うち特定金融派生商品	1,932,777	333,449	△29,471	2,236,755	1,851,866	498,039	△25,365	2,324,539
うちその他の特定取引資産	1,084,509	—	—	1,084,509	1,037,137	—	—	1,037,137
特定取引負債	1,632,027	329,768	△29,471	1,932,323	1,682,167	508,295	△25,365	2,165,097
うち売付商品債券	23,155	3,087	—	26,242	8,186	7,038	—	15,225
うち商品有価証券派生商品	700	—	—	700	2,751	—	—	2,751
うち特定取引売付債券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	3,998	—	—	3,998	7,548	—	—	7,548
うち特定金融派生商品	1,604,173	326,680	△29,471	1,901,382	1,663,681	501,256	△25,365	2,139,572
うちその他の特定取引負債	—	—	—	—	—	—	—	—

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

資本の状況（単体）

■ 資本金・株式の総数等 （平成19年9月30日現在）

資本金		1,420,877百万円

発行済株式の内容

普通株式	7,733,653.77株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第8回第四種優先株式	4,175株
第9回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第1回第六種優先株式	70,001株
計	7,853,754.77株

上場金融商品取引所名　東京証券取引所（市場第一部）　　大阪証券取引所（市場第一部）
　　　　　　　　　　　名古屋証券取引所（市場第一部）

■ 大株主

①普通株式

株主名	所有株式数	持株比率
日本トラスティ・サービス信託銀行株式会社（信託口）	436,897.00株	5.64%
日本マスタートラスト信託銀行株式会社（信託口）	415,998.00	5.37
ザ チェース マンハッタン バンク エヌエイ ロンドン（常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	205,856.00	2.66
日本生命保険相互会社	154,667.42	1.99
ステート ストリート バンク アンド トラスト カンパニー 505103（常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	154,424.00	1.99
ステート ストリート バンク アンド トラスト カンパニー（常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	128,449.00	1.66
日本トラスティ・サービス信託銀行株式会社（信託口4）	111,995.00	1.44
株式会社三井住友銀行	100,481.00	1.29
ヒーローアンドカンパニー（常任代理人　株式会社三井住友銀行　証券ファイナンス営業部）	95,207.00	1.23
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション（常任代理人　香港上海銀行　東京支店　カストディ業務部）	93,357.00	1.20
計	1,897,331.42	24.53

②第1回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券株式会社）	4,175株	100.00%

③第2回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券株式会社）	4,175株	100.00%

④第3回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑤第4回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑥第5回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング ツー コープ（常任代理人　ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑦第6回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング ツー コープ（常任代理人　ゴールドマン・サックス証券株式会社）	4,175株	100.00%

⑧第7回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング　ツー　コープ(常任代理人　ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑨第8回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング　ツー　コープ(常任代理人　ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑩第9回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング　ツー　コープ(常任代理人　ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑪第10回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング　ツー　コープ(常任代理人　ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑫第11回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング　ツー　コープ(常任代理人　ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑬第12回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム　ホールディング　ツー　コープ(常任代理人　ゴールドマン・サックス証券株式会社)	4,175株	100.00%

⑭第1回第六種優先株式

株主名	所有株式数	持株比率
住友生命保険相互会社	23,334株	33.33%
日本生命保険相互会社	20,000	28.57
三井生命保険株式会社	16,667	23.81
三井住友海上火災保険株式会社	10,000	14.29
計	70,001	100.00

(注) 1. 株式会社三井住友銀行が所有している普通株式につきましては、会社法施行規則第67条の規定により議決権の行使が制限されております。
2. キャピタル・リサーチ・アンド・マネージメント・カンパニーから平成19年5月9日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成19年4月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、変更報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
キャピタル・リサーチ・アンド・マネージメント・カンパニー(他共同保有者4名)	379,830株(共同保有者分を含む。)	4.91%

3. アライアンス・バーンスタイン・エル・ピーから平成19年9月21日付で株券等の大量保有の状況に関する大量保有報告書の提出があり、平成19年9月14日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、大量保有報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
アライアンス・バーンスタイン・エル・ピー(他共同保有者2名)	413,431株(共同保有者分を含む。)	5.35%

三井住友フィナンシャルグループ　資本の状況（単体）

自己資本比率に関する事項

自己資本比率は、平成18年度末から「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らしそれらの自己資本の充実の状況が適当であるかどうかを判断するための基準」（平成18年金融庁告示第20号。以下、「自己資本比率告示」という。）に定められた算式に基づき、連結ベースについて算出しております。なお、平成18年度中間期末は「銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件」（平成10年大蔵省告示第62号。以下、「旧自己資本比率告示」という。）に定められた算式に基づき、連結ベースについて算出しております。

当社は、第一基準を適用のうえ、信用リスク・アセットの額の算出においては基礎的内部格付手法を採用するとともに、マーケット・リスク規制を導入しております。

なお、平成18年度末より新しい自己資本比率規制が適用されたことから、「自己資本比率に関する事項」においては、原則、平成19年度中間期及び平成18年度の記載をしております。また、「自己資本比率に関する事項」については、自己資本比率告示等に基づいて作成しており、「自己資本比率に関する事項」以外で用いられる用語とは内容が異なる場合があります。

■連結の範囲に関する事項

控除項目対象会社のうち、規制上の所要自己資本を下回る会社名称、下回った額の総額
該当ありません。

■自己資本の構成に関する事項（連結自己資本比率（第一基準））

当社は連結自己資本比率の算定に関し、平成18年度末から「自己資本比率の算定に関する合意された手続による調査業務を実施する場合の取扱い」（日本公認会計士協会業種別委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。平成18年度中間期末は、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。

なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、連結自己資本比率の算定に係る内部管理体制の一部について、外部監査人が、当社との間で合意された手続によって調査した結果を当社宛に報告するものであります。外部監査人が連結自己資本比率そのものの適正性や連結自己資本比率の算定に係る内部統制について意見表明するものではありません。

(金額単位　百万円)

項目		平成18年度中間期末	平成19年度中間期末	平成18年度末
基本的項目 (Tier 1)	資本金	1,420,877	1,420,877	1,420,877
	うち非累積的永久優先株(注)1	—	—	—
	新株式申込証拠金	—	—	—
	資本剰余金	276,570	57,869	57,773
	利益剰余金	1,188,399	1,491,378	1,386,436
	自己株式(△)	50,178	123,855	123,454
	自己株式申込証拠金	—	—	—
	社外流出予定額(△)	—	44,806	66,619
	その他有価証券の評価差損(△)	—	—	—
	為替換算調整勘定	△47,909	△8,428	△30,656
	新株予約権	4	27	14
	連結子会社の少数株主持分	1,055,000	1,414,273	1,399,794
	うち海外特別目的会社の発行する優先出資証券(※)	835,970	1,151,737	1,159,585
	営業権相当額(△)	61	36	49
	のれん相当額(△)	104,954	96,648	100,801
	企業結合等により計上される無形固定資産相当額(△)	—	—	—
	証券化取引に伴い増加した自己資本相当額(△)	—	41,372	40,057
	期待損失額が適格引当金を上回る額の50%相当額(△)	—	—	—
	繰延税金資産の控除前の[基本的項目]計(上記各項目の合計額)	3,737,747	4,069,277	3,903,257
	繰延税金資産の控除金額(△)(注)2	—	—	—
	計　　　　　　　　　　　　　　　　　　　(A)	3,737,747	4,069,277	3,903,257
	うちステップ・アップ金利条項付の優先出資証券(注)3	212,220	527,987	535,835
補完的項目 (Tier 2)	その他有価証券の連結貸借対照表計上額の合計額から 　帳簿価額の合計額を控除した額の45%相当額	629,087	693,073	825,432
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	39,709	39,163	39,367
	一般貸倒引当金	712,817	48,889	35,309
	適格引当金が期待損失額を上回る額	—	193,061	175,921
	負債性資本調達手段等	2,595,141	2,507,177	2,564,195
	うち永久劣後債務(注)4	1,126,153	1,055,578	1,114,044
	うち期限付劣後債務及び期限付優先株(注)5	1,468,987	1,451,598	1,450,150
	計	3,976,755	3,481,365	3,640,226
	うち自己資本への算入額　　　　　　　　(B)	3,737,747	3,481,365	3,640,226
準補完的項目 (Tier 3)	短期劣後債務	—	—	—
	うち自己資本への算入額　　　　　　.(C)	—	—	—
控除項目	控除項目(注)6　　　　　　　　　　　　　(D)	630,601	738,262	690,759
自己資本額	(A)+(B)+(C)-(D)　　　　　　　　(E)	6,844,893	6,812,380	6,852,723
リスク・ アセット等	資産(オン・バランス)項目	61,250,419	49,351,076	47,394,806
	オフ・バランス取引等項目	6,304,295	10,487,217	8,713,413
	信用リスク・アセットの額　　　　　　　(F)	67,554,714	59,838,293	56,108,219
	マーケット・リスク相当額に係る額((H)／8%)　(G)	391,161	378,136	412,044
	(参考)マーケット・リスク相当額　　　(H)	31,292	30,250	32,963
	オペレーショナル・リスク相当額に係る額((J)／8%)　(I)	—	4,034,689	4,020,082
	(参考)オペレーショナル・リスク相当額　(J)	—	322,775	321,606
	旧所要自己資本の額に自己資本比率告示に定める率を乗じて得 　た額が新所要自己資本の額を上回る額に12.5を乗じて得た額　(K)			
	計　　((F)+(G)+(I)+(K))　　　(L)	67,945,876	64,251,120	60,540,346
連結自己資本比率(第一基準)=(E)／(L)×100(%)		10.07%	10.60%	11.31%
Tier 1比率=(A)／(L)×100(%)		5.50%	6.33%	6.44%
連結総所要自己資本額=(L)×8%		—	5,140,089	4,843,227

(注) 1. 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成18年度中間期末現在555,303百万円、平成19年度中間期末現在360,303百万円、平成18年度末現在360,303百万円であります。

2. 繰延税金資産の純額に相当する額は平成18年度中間期末現在973,448百万円、平成19年度中間期末現在860,287百万円、平成18年度末現在836,270百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成18年度中間期末現在1,495,099百万円、平成19年度中間期末現在1,220,783百万円、平成18年度末現在1,170,977百万円であります。

3. 自己資本比率告示第5条第2項(旧自己資本比率告示第4条第2項)に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。なお、基本的項目の額に対する当該優先出資証券の額の割合は平成18年度中間期末現在5.67%、平成19年度中間期末現在12.97%、平成18年度末現在13.72%であります。

4. 自己資本比率告示第6条第1項第4号(旧自己資本比率告示第5条第1項第4号)に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
　(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
　(2) 一定の場合を除き、償還されないものであること。
　(3) 業務を継続しながら損失の補てんに充当されるものであること。
　(4) 利払い義務の延期が認められるものであること。

三井住友フィナンシャルグループ　自己資本比率に関する事項

5. 自己資本比率告示第6条第1項第5号及び第6号（旧自己資本比率告示第5条第1項第5号及び第6号）に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。
6. 自己資本比率告示第8条第1項第1号から第6号（旧自己資本比率告示第7条第1項）に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額、及び第2号（旧自己資本比率告示第7条第1項第2号）に規定するものに対する投資に相当する額が含まれております。

（※）

「連結自己資本比率（第一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、当社、株式会社三井住友銀行（以下、「当行」という。）及び株式会社関西アーバン銀行の海外特別目的会社が発行している以下の6件の優先出資証券が含まれております。

1. 当社の海外特別目的会社が発行している優先出資証券の概要

発行体	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず
任意償還	平成29年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成29年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）
発行総額	1,650百万米ドル	500百万英ポンド
払込日	平成18年12月18日	同左
配当率	固定 （ただし平成29年1月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される）	固定 （ただし平成29年1月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される）
配当日	毎年1月25日及び7月25日	平成29年1月までは毎年1月25日 平成29年7月以降は毎年1月25日及び7月25日
配当停止条件	強制配当停止事由 ①当社に「清算事由[注1]」又は「支払不能事由[注2]」が発生した場合には、配当が停止される（停止された配当は累積しない）。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由[注3]」に抵触する場合、又は、当社優先株式[注4]が存在しない状況で当社普通株式の配当を行っていない場合には、配当を減額又は停止できる。	同左
配当制限	当社優先株式[注4]への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	同左
分配可能額制限	「分配可能額[注5]」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額[注6]」に等しい金額となる。	同左
強制配当	当社直近事業年度につき当社普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	同左
残余財産分配請求権	当社優先株式[注4]と同格	同左

（注）1. 清算事由
　　　　清算手続の開始、裁判所による破産手続開始の決定、裁判所による事業の全部の廃止を内容とする更生計画案の作成の許可。
　　　2. 支払不能事由
　　　　債務に対する支払不能（破産法上の支払不能）、債務超過、監督当局が関連法規に基づき当社が支払不能の状態に陥っているという決定の下に法的措置をとること。
　　　3. 監督事由
　　　　当社の自己資本比率又はTier 1比率が、それぞれ8％、4％を下回る場合。
　　　4. 当社優先株式
　　　　自己資本比率規制上の基本的項目と認められる当社優先株式。今後発行される当社優先株式を含む。
　　　5. 分配可能額
　　　　直前に終了した当社の事業年度に関する計算書類確定時点における会社法上の分配可能額から、直前に終了した事業年度末時点での当社の優先株式の保有者に対して当該計算書類確定時点以降に支払われた配当額又は支払われる予定の配当額を差し引いた額をいう。
　　　6. 処分可能分配可能額
　　　　当該事業年度中に支払われる当社優先出資証券及び同順位証券への配当総額が、当社優先出資証券に係る「分配可能額」を超えないように、当社優先出資証券及び同順位証券間で当該「分配可能額」を按分して計算された、各当社優先出資証券の各配当支払日において支払可能な金額をいう。

2. 当行の海外特別目的会社が発行している優先出資証券の概要

発行体	SB Treasury Company L. L. C.（"SBTC-LLC"）	SB Equity Securities (Cayman), Limited（"SBES"）	Sakura Preferred Capital (Cayman) Limited（"SPCL"）
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年6月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年1月以降の各配当支払日（ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年2月18日	Series A-1　平成11年2月26日 Series A-2　平成11年3月26日 Series B　平成11年3月1日	Initial Series　平成10年12月24日 Series B　平成11年3月30日
配当率	固定（ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップ・アップ金利が付される）	Series A-1　変動（金利ステップ・アップなし） Series A-2　変動（金利ステップ・アップなし） Series B　固定（ただし平成21年6月の配当支払日以降は変動配当。金利ステップ・アップなし）	Initial Series　変動（金利ステップ・アップなし） Series B　変動（金利ステップ・アップなし）
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日（休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行が自己資本比率／Tier 1比率の最低水準を達成できない場合（ただし配当停止は当行の任意） ②当行につき、清算、破産又は清算的会社更生が開始された場合 ③当行優先株式(注)2又は普通株式への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①「損失吸収事由」(注)1」が発生した場合 ②当行優先株式(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株式への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行優先株式(注)2について当行直近事業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合（ただし、下記の強制配当事由の不存在を条件とする） ③当行が発行会社に対し配当不払いの通知をした場合（ただし、下記の強制配当事由の不存在を条件とする） ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行った場合
配当制限	規定なし	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
分配可能金額制限	規定なし	本優先出資証券(注)3の配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近事業年度の当行分配可能額（当行優先株式(注)2への配当があればその額を控除した額）の範囲内で支払われる(注)6。
強制配当	当行直近事業年度につき当行株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。ただし、上記「配当停止条件」①ないし③、「配当制限」及び「分配可能金額制限」の制限に服する。	当行直近事業年度の当行普通株式の中間又は期末配当が支払われた場合には同事業年度末以降連続する2配当支払日（同年度末を含む暦年の7月及び翌暦年の1月）における配当が全額なされる。ただし、上記の「配当停止条件」④及び「分配可能金額制限」の制限に服する。
残余財産分配請求権	当行優先株式(注)2と同格	当行優先株式(注)2と同格	当行優先株式(注)2と同格

（注）1. 損失吸収事由
当行につき、①自己資本比率／Tier 1比率の最低水準未達、②債務不履行、③債務超過、又は④「管理変更事由」（⑧清算事由〈清算、破産又は清算的会社更生〉の発生、⑥会社更生、会社整理等の手続開始、⑥監督当局が、当行が支払不能又は債務超過の状態にあること、又は当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2. 当行優先株式
自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。

3. 本優先出資証券
当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4. SBESの分配可能金額制限における予想配当可能利益の勘案
当該現事業年度における本優先出資証券への年間配当予定額が、前事業年度末の当行の配当可能利益をもとに計算した残余額の範囲内であっても、翌事業年度における本優先出資証券への年間配当予定額が、当該現事業年度末の当行の予想配当可能利益をもとに計算した残余額を超える見込みである場合には、当該現事業年度における本優先出資証券への配当は、現事業年度末の予想配当可能利益をもとに計算した残余額の範囲内で支払われる。

5. SBES以外の発行体から優先出資証券が発行されている場合の分配可能金額制限
SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6. SPCL以外の発行体から優先出資証券が発行されている場合の分配可能金額制限
SPCL以外の当行連結子会社が、配当受領権において当行優先株式と同格の証券を発行している場合は、本優先出資証券への配当額は、直近事業年度の当行分配可能額（当行優先株式への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

3. 株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要

発行体	KUBC Preferred Capital Cayman Limited
発行証券の種類	非累積型・固定／変動配当・優先出資証券（以下、「本優先出資証券」という。）
償還期限	定めず
任意償還	平成24年7月以降の各配当支払日（ただし金融庁の事前承認が必要）
発行総額	125億円
払込日	平成19年1月25日
配当率	固定 （ただし平成29年7月の配当支払日以降は、変動配当率が適用されるとともに、100ベーシス・ポイントのステップ・アップ金利が付される）
配当日	毎年1月25日と7月25日（初回配当支払日は平成19年7月25日） 該当日が営業日でない場合は直後の営業日
配当停止条件	以下のいずれかの事項に該当する場合は、当該配当支払日における配当は支払われない。 (1) 当該配当支払日の直前に終了した事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式[注1]に対する配当を全く支払わない旨宣言され、それが確定した場合。 (2) 当該配当支払日の5営業日前までに、株式会社関西アーバン銀行が発行会社に対し支払不能証明書[注2]を交付した場合。 (3) 当該配当支払日が監督期間[注3]中に到来し、かつ、株式会社関西アーバン銀行が、当該配当支払日の5営業日前までに、発行会社に対して当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の監督期間配当指示[注4]を交付している場合。 (4) 当該配当支払日が強制配当支払日でなく、当該配当支払日の5営業日以前に、株式会社関西アーバン銀行が発行会社に対して当該配当支払日に配当を行わないよう求める配当不払指示[注5]を交付している場合。 (5) 当該配当支払日が株式会社関西アーバン銀行の清算期間[注6]中に到来する場合。 また、配当が支払われる場合においても、配当制限若しくは分配可能金額制限の適用又は監督期間配当指示[注4]若しくは配当減額指示[注7]がある場合には、それぞれ制限を受ける。
配当制限	平成19年3月31日に終了する事業年度を含む、それ以降のある事業年度中のいずれかの日を基準日とする株式会社関西アーバン銀行最優先株式[注1]に関する配当に関して、株式会社関西アーバン銀行がその一部のみを支払う旨宣言し、それが確定した場合、発行会社が当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に関する配当として支払可能な金額は、定款に従い、株式会社関西アーバン銀行最優先株式[注1]について当該事業年度中の日を基準日として株式会社関西アーバン銀行が宣言し、かつ確定した配当金額（上記一部配当金額を含む。）の合計金額の、かかる株式会社関西アーバン銀行最優先株式[注1]の配当金全額に対する比率をもって、本優先出資証券の配当金全額を按分した金額を上限とする。 株式会社関西アーバン銀行のある事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式[注1]に関する配当に関して、株式会社関西アーバン銀行がこれを行わない旨宣言し、かつそれが確定した場合、発行会社は、当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に関する配当を行うことができない。
分配可能金額制限	本優先出資証券への配当金は、下記に定める金額の範囲内でなければならない。 (1) 7月に到来する配当支払日（「前期配当支払日」）に関しては、株式会社関西アーバン銀行の分配可能額から下記（A）、（B）及び（C）に記載の金額を控除した金額 　（A）直近に終了した株式会社関西アーバン銀行の事業年度にかかる計算書類につき会社法上必要な取締役会又は株主総会の承認を受けた日以降に株式会社関西アーバン銀行の全ての種類の優先株式に関して支払う旨宣言され、かつそのように確定した配当の金額 　（B）株式会社関西アーバン銀行の子会社（発行会社を除く。）が発行した証券で株式会社関西アーバン銀行の全ての種類の優先株式と比較して配当の順位が同等であるものの保有者に関する配当及びその他の分配金で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当及びその他の分配金の金額 　（C）配当同順位株式[注8]（もしあれば）の配当で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当の金額 (2) 前期配当支払日の翌年1月に到来する配当支払日（「後期配当支払日」）に関しては、上記(1)に記載の金額から下記(x)、(y)及び(z)に記載の金額を控除した額 　（x）（後期配当支払日の前日の時点において）前期配当支払日以降上記（A）に定める株式に関して支払う旨宣言され、かつそのように確定した配当の金額 　（y）前期配当支払日に発行会社が本優先出資証券に関して支払う旨宣言された配当の金額 　（z）（後期配当支払日の前日の時点において）前期配当支払日以降上記（B）及び（C）に定める証券の保有者に対して支払う旨宣言された配当の金額
強制配当	平成19年3月31日に終了する事業年度を含む、それ以降のある事業年度中のいずれかの日を基準日として、株式会社関西アーバン銀行が株式会社関西アーバン銀行の普通株式に関する配当を行った場合、発行会社は、当該事業年度終了直後の7月及び1月の配当支払日に本優先出資証券に対する全額の配当を行うことを要する（下記(1)、(2)、(3)及び(4)を条件とする。）。強制配当は、当該配当支払日に係る配当不払指示[注5]又は配当減額指示[注7]がなされているかどうかには関わりなく実施される。 (1) 支払不能証明書[注2]が交付されていないこと (2) 分配制限に服すること (3) 当該配当支払日が監督期間[注3]中に到来する場合には、監督期間配当指示[注4]に服すること (4) 当該配当支払日が株式会社関西アーバン銀行の清算期間[注6]中に到来するものでないこと
残余財産分配請求権	1口あたり10,000,000円

（注）1. 株式会社関西アーバン銀行最優先株式
　　　　株式会社関西アーバン銀行が自ら直接発行した優先株式で、自己資本の基本的項目に算入され、配当に関する順位が最も優先する優先株式。
　　　2. 支払不能証明書
　　　　株式会社関西アーバン銀行が支払不能状態であるか、株式会社関西アーバン銀行が発行会社から借り入れている劣後ローンの利息支払を行うことにより株式会社関西アーバン銀行が支払不能状態になる場合に、株式会社関西アーバン銀行が発行会社に対して交付する証明書。
　　　　支払不能状態とは、(x)株式会社関西アーバン銀行がその債務を支払期日に返済できないか、若しくはできなくなる状態（日本の破産法上の「支払不能」を意味する。）、あるいは株式会社関西アーバン銀行の負債（上記劣後ローン契約上の債務を除くとともに、株式会社関西アーバン銀行の基本的項目に関連する債務で、残余財産分配の優先順位において上記劣後ローン契約上の債務と同等又は劣後するものを除く。）が株式会社関西アーバン銀行の資産

を超えるか、若しくは上記劣後ローンの利息の支払を行うことにより（発行会社の普通株式に関する配当が株式会社関西アーバン銀行に対して行われることによる影響を考慮しても）超える状態、又は(y)金融庁、その他日本において金融監督を担う行政機関が銀行が支払不能である旨判断し、その判断に基づき、法令に基づく措置を株式会社関西アーバン銀行に関して取ったことをいう。

3. 監督期間
監督事由が発生し、かつ継続している期間。
監督事由とは、株式会社関西アーバン銀行が、証券取引法（金融商品取引法及びその承継する法令を含む。以下、同様とする。）により内閣総理大臣に提出することが要求される有価証券報告書若しくは半期報告書に係る事業年度末又は半期末において日本の銀行規制に定める基準に基づき計算される株式会社関西アーバン銀行の自己資本比率又は自己資本の基本的項目比率が日本の銀行規制の要求する最低限のパーセンテージを下回った場合をいう。

4. 監督期間配当指示
配当支払日が監督期間中に到来する場合に、株式会社関西アーバン銀行が、当該配当支払日の5営業日前までに発行会社に対してする、(a)当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の指示、又は、(b)配当の宣言及び支払を、発行会社が本優先出資証券に対して支払ったであろう金額の100％に満たない割合に制限する旨の指示。

5. 配当不払指示
株式会社関西アーバン銀行が、各配当支払日の5営業日前までに、当該配当支払日に配当を行わないよう発行会社に対して求める指示（強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。）。

6. 清算期間
清算事由が発生し、かつ継続している期間。
清算事由とは、(a)日本法に基づき株式会社関西アーバン銀行の清算手続が開始された場合（会社法（その承継する法令を含む。）に基づく株式会社関西アーバン銀行の特別清算手続を含む。）又は(b)日本の管轄裁判所が(x)日本の破産法に基づき株式会社関西アーバン銀行の破産手続開始の決定をした場合、若しくは(y)日本の会社更生法に基づき株式会社関西アーバン銀行の事業の全部の廃止を内容とする更生計画案を認可した場合をいう。

7. 配当減額指示
株式会社関西アーバン銀行が、各配当支払日の5営業日前までに、当該配当支払日に満額配当を行わないよう発行会社に対して求める指示（強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。）。

8. 配当同順位株式
配当の支払において本優先出資証券と同順位であることが明示的に定められた発行会社の優先株式（本優先出資証券を除く。）。

■所要自己資本の額

（金額単位　億円）

	平成19年度中間期末	平成18年度末
事業法人向けエクスポージャー（除く特定貸付債権）	29,265	28,368
ソブリン向けエクスポージャー	612	428
金融機関等向けエクスポージャー	1,434	1,266
特定貸付債権	2,040	1,793
事業法人等向けエクスポージャー	33,351	31,855
居住用不動産向けエクスポージャー	3,334	3,321
適格リボルビング型リテール向けエクスポージャー	907	811
その他リテール向けエクスポージャー	3,602	3,504
リテール向けエクスポージャー	7,842	7,636
経過措置適用分	3,140	3,362
PD／LGD方式適用分	489	357
簡易手法適用分	648	527
内部モデル手法適用分	102	―
マーケット・ベース方式適用分	750	527
株式等エクスポージャー	4,380	4,246
信用リスク・アセットのみなし計算	3,177	3,015
証券化エクスポージャー	1,638	1,589
その他	3,451	3,213
内部格付手法適用分	53,839	51,556
標準的手法適用分	5,860	4,871
信用リスクに対する所要自己資本の額	59,699	56,427
金利リスク・カテゴリー	31	32
株式リスク・カテゴリー	10	6
外国為替リスク・カテゴリー	9	9
コモディティ・リスク・カテゴリー	―	―
オプション取引	―	―
標準的方式適用分	50	47
内部モデル方式適用分	252	282
マーケット・リスクに対する所要自己資本の額	303	330
オペレーショナル・リスクに対する所要自己資本の額	3,228	3,216
所要自己資本の額合計	63,229	59,972

(注) 1. 信用リスクに対する所要自己資本とは、標準的手法の場合、信用リスク・アセットの額×8％、内部格付手法の場合、信用リスク・アセットの額×
8％＋期待損失額を計算したものに相当します。なお、自己資本控除を求められるエクスポージャーについては、当該控除額を所要自己資本額に加え
ております。
2. ポートフォリオの区分は、保証等の信用リスク削減手法の効果を勘案した後の区分で記載しております。
3. 「証券化エクスポージャー」には、標準的手法を適用する「証券化エクスポージャー」も含まれております。
4. 「その他」には、リース見積残存価額、購入債権、その他資産が含まれております。

■内部格付手法に関する事項

資産区分別のエクスポージャーの状況
（1）事業法人等向けエクスポージャー
　①事業法人、ソブリン、金融機関等向けエクスポージャー
　　ポートフォリオの状況
　　（ア）国内事業法人等

（金額単位　億円）

	平成19年度中間期末					
	エクス ポージャー額	オン・バランス 資産	オフ・バランス 資産	PDの加重平均	LGDの加重平均	リスク・ウェイト の加重平均
J1-J3	196,621	147,835	48,785	0.09%	44.79%	21.68%
J4-J6	136,037	106,778	29,259	1.12	41.52	69.44
J7（除くJ7R）	20,181	18,140	2,041	11.20	41.03	167.75
国・地方等	107,802	107,367	434	0.00	44.96	0.47
その他	64,672	53,735	10,937	1.41	43.33	71.79
デフォルト（J7R、J8-J10）	9,112	8,810	302	100.00	42.99	―
合計	534,424	442,666	91,758	―	―	―

（金額単位　億円）

	平成18年度末					
	エクス ポージャー額	オン・バランス 資産	オフ・バランス 資産	PDの加重平均	LGDの加重平均	リスク・ウェイト の加重平均
J1-J3	182,616	133,504	49,111	0.10%	44.97%	22.88%
J4-J6	143,786	113,554	30,232	0.84	41.78	63.13
J7（除くJ7R）	19,780	17,596	2,184	10.67	40.63	161.66
国・地方等	109,830	108,752	1,078	0.00	44.70	0.46
その他	67,931	60,161	7,770	1.26	43.48	70.91
デフォルト（J7R、J8-J10）	9,919	9,650	269	100.00	43.45	―
合計	533,862	443,217	90,645	―	―	―

（注）1.「その他」には、与信額が1億円超の事業性ローンや中小企業向けに審査プロセスを定型化した融資のほか、信用保証協会の保証付融資、公共法
　　　　人や任意団体宛融資、新設法人等決算未到来で格付が付与できない先への融資が含まれております。
　　　2. LGDはデフォルト時損失率であります。

　　（イ）海外事業法人等

（金額単位　億円）

	平成19年度中間期末					
	エクス ポージャー額	オン・バランス 資産	オフ・バランス 資産	PDの加重平均	LGDの加重平均	リスク・ウェイト の加重平均
G1-G3	184,354	110,444	73,910	0.20%	42.06%	32.39%
G4-G6	9,571	7,252	2,318	1.89	44.59	111.40
G7（除くG7R）	1,443	687	755	27.01	44.64	241.75
その他	925	579	345	1.45	44.97	98.47
デフォルト（G7R、G8-G10）	320	248	73	100.00	44.91	―
合計	196,612	119,211	77,401	―	―	―

	平成18年度末					
	エクス ポージャー額	オン・バランス 資産	オフ・バランス 資産	PDの加重平均	LGDの加重平均	リスク・ウェイト の加重平均
G1-G3	125,794	69,841	55,953	0.22%	43.73%	38.57%
G4-G6	6,704	4,784	1,920	1.71	44.66	105.65
G7（除くG7R）	1,520	715	805	27.13	44.89	251.83
その他	1,636	1,215	421	0.94	44.88	86.24
デフォルト（G7R、G8-G10）	887	778	109	100.00	44.95	—
合計	136,541	77,333	59,208	—	—	—

（注）「その他」には、新設法人等決算未到来で格付が付与できない先への融資が含まれております。

②特定貸付債権

ポートフォリオの状況

（ア）「プロジェクト・ファイナンス」、「オブジェクト・ファイナンス」、「事業用不動産向け貸付け」の残高

（金額単位　億円）

		リスク・ ウェイト	平成19年度中間期末			平成18年度末		
			プロジェクト・ ファイナンス	オブジェクト・ ファイナンス	事業用不動産 向け貸付け	プロジェクト・ ファイナンス	オブジェクト・ ファイナンス	事業用不動産 向け貸付け
優	（残存期間2年半未満）	50%	1,091	36	4,107	1,004	32	2,746
	（残存期間2年半以上）	70%	5,895	768	6,629	4,359	648	6,957
良	（残存期間2年半未満）	70%	386	17	476	348	10	447
	（残存期間2年半以上）	90%	1,979	181	1,269	1,468	100	1,050
可		115%	304	77	299	314	90	564
弱い		250%	115	77	67	227	82	15
デフォルト		—	58	31	—	36	—	—
合計			9,829	1,186	12,847	7,756	963	11,779

（イ）「ボラティリティの高い事業用不動産向け貸付け」の残高

（金額単位　億円）

		リスク・ウェイト	平成19年度中間期末	平成18年度末
優	（残存期間2年半未満）	70%	38	59
	（残存期間2年半以上）	95%	8	56
良	（残存期間2年半未満）	95%	935	868
	（残存期間2年半以上）	120%	867	464
可		140%	1,631	1,620
弱い		250%	43	—
デフォルト		—	—	—
合計			3,523	3,067

（2）リテール向けエクスポージャー

①居住用不動産向けエクスポージャー

ポートフォリオの状況

（金額単位　億円）

	PDセグメント区分		平成19年度中間期末					
			エクス ポージャー額	オン・バランス 資産	オフ・バランス 資産	PDの加重平均	LGDの加重平均	リスク・ウェイト の加重平均
住宅 ローン	非延滞	モデル対象	89,149	88,162	987	0.32%	45.95%	25.09%
		その他	8,773	8,773	—	0.61	67.04	67.68
	延滞等		540	468	72	25.42	50.24	281.07
デフォルト			1,175	1,167	8	100.00	46.11	25.03
合計			99,637	98,570	1,067	—	—	—

三井住友フィナンシャルグループ　自己資本比率に関する事項

	PDセグメント区分		平成18年度末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	89,252	88,188	1,064	0.32%	45.91%	25.11%
		その他	9,153	9,153	—	0.62	70.60	67.60
	延滞等		391	319	73	26.34	51.49	287.54
デフォルト			1,193	1,167	26	100.00	46.09	26.54
合計			99,989	98,827	1,162	—	—	—

（注）1.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
　　　2.「その他」には、企業保証付のローン等が含まれております。

②適格リボルビング型リテール向けエクスポージャー

ポートフォリオの状況　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	PDセグメント区分	平成19年度中間期末							
		エクスポージャー額	オン・バランス資産 残高	オン・バランス資産 加算額	オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
カードローン	非延滞	4,382	3,726	656	—	1,459	44.98%	2.60%	79.53%	62.07%
	延滞等	383	372	11	—	44	25.20	9.27	81.98	120.53
クレジットカード債権	非延滞	9,442	6,265	3,177	—	36,767	8.64	1.15	79.82	26.83
	延滞等	66	54	12	—	—	—	74.69	82.52	139.25
デフォルト		187	160	28	—	—	—	100.00	82.55	48.93
合計		14,460	10,576	3,884	—	38,270	—	—	—	—

（金額単位　億円）

	PDセグメント区分	平成18年度末							
		エクスポージャー額	オン・バランス資産 残高	オン・バランス資産 加算額	オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
カードローン	非延滞	4,304	3,563	741	—	1,418	52.24%	2.45%	79.11%	58.93%
	延滞等	299	292	7	—	43	15.33	9.81	81.16	126.30
クレジットカード債権	非延滞	9,043	5,994	3,050	—	34,973	8.72	1.09	80.49	26.27
	延滞等	60	49	11	—	—	—	71.46	83.42	152.96
デフォルト		144	123	22	—	—	—	100.00	83.22	48.93
合計		13,851	10,021	3,830	—	36,434	—	—	—	—

（注）1.オン・バランス資産のエクスポージャー額の推計には、未引出額にCCF（未引出額に乗ずる掛目）を乗ずる方法ではなく、一取引当たりの残高増加額を推計する方法を使用しております。
　　　2.本資料上のCCFの平均値は、1.の推計額／未引出額として逆算したものであり、オン・バランス資産のエクスポージャー額の推計には使用しておりません。
　　　3.「延滞等」には、三月未満の延滞債権を記載しております。

③その他リテール向けエクスポージャー

ポートフォリオの状況　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	PDセグメント区分		平成19年度中間期末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	17,057	16,839	218	1.66%	62.18%	63.36%
		その他	2,210	2,208	2	1.34	56.58	58.09
	延滞等		3,291	3,255	35	11.08	62.32	100.03
消費性ローン	非延滞	モデル対象	3,875	3,695	181	1.55	51.33	46.16
		その他	2,068	2,046	22	1.63	59.73	71.78
	延滞等		388	385	3	25.04	48.88	115.25
デフォルト			2,214	2,211	4	100.00	59.90	48.44
合計			31,104	30,640	464	—	—	—

PDセグメント区分			平成18年度末					
			エクス ポージャー額	オン・バランス 資産	オフ・バランス 資産	PDの加重平均	LGDの加重平均	リスク・ウェイト の加重平均
事業性 ローン等	非延滞	モデル対象	18,055	17,901	154	1.82%	60.42%	64.34%
		その他	2,087	2,087	0	1.78	53.09	62.24
	延滞等		3,522	3,485	37	10.99	60.21	98.65
消費性 ローン	非延滞	モデル対象	3,701	3,563	138	1.47	45.11	51.30
		その他	2,493	2,471	23	1.76	66.29	64.45
	延滞等		372	369	3	23.10	49.81	116.06
デフォルト			1,958	1,840	118	100.00	56.46	44.71
合計			32,188	31,715	473	—	—	—

(注) 1.「事業性ローン等」には、賃貸アパートに対するローンや、中小企業向けに審査プロセスを定型化した融資等が含まれております。
　　 2.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
　　 3.「その他」には、企業保証付のローン等が含まれております。

(3) 株式等エクスポージャー及び信用リスク・アセットのみなし計算

①株式等エクスポージャー

ポートフォリオの状況

（ア）エクスポージャー額　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	平成19年度中間期末	平成18年度末
マーケット・ベース方式適用分	2,567	1,668
簡易手法適用分	2,087	1,668
上場株式（300％）	704	456
非上場株式（400％）	1,382	1,212
内部モデル手法適用分	480	—
PD／LGD方式適用分	3,911	3,675
経過措置適用分	37,031	39,650
合計	43,509	44,993

(注) 1. 自己資本比率告示に定められた「株式等エクスポージャー」を記載しており、連結財務諸表上の株式とは異なっております。
　　 2.「経過措置適用分」には、自己資本比率告示に定められた「株式等エクスポージャーに関する経過措置」を適用したものを記載しております。

（イ）PD／LGD方式適用分　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	平成19年度中間期末			平成18年度末		
	エクス ポージャー額	PDの 加重平均	リスク・ウェイト の加重平均	エクス ポージャー額	PDの 加重平均	リスク・ウェイト の加重平均
J1-J3	3,437	0.05%	104%	3,500	0.05%	105%
J4-J6	112	0.55	188	89	0.47	176
J7（除くJ7R）	360	9.88	442	44	9.30	432
その他	2	0.58	138	42	2.24	275
デフォルト（J7R、J8-J10）	—	—	—	0	100.00	—
合計	3,911	—	—	3,675	—	—

(注) 1. 自己資本比率告示に定められた「株式等エクスポージャー」のうちのPD／LGD方式適用分を記載しており、連結財務諸表上の株式とは異なって
　　 おります。
　　 2.「その他」には、公共法人等が含まれております。

②信用リスク・アセットのみなし計算

ポートフォリオの状況　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	平成19年度中間期末	平成18年度末
信用リスク・アセットのみなし計算が適用される エクスポージャーの額	16,596	18,962

(4) 証券化エクスポージャー
ポートフォリオの状況
ア．当社グループがオリジネーターである証券化取引
（ア）オリジネーター（除くスポンサー業務）
a. 原資産に関する情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成19年度中間期			
	原資産の額	資産譲渡型	合成型	中間期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る中間期の損失額	中間期の売却損益
事業法人等向け債権	3,648	1,204	2,443	3,743	82	2	—
住宅ローン	16,621	16,621	—	1,660	2	0	71
リテール向け債権（除く住宅ローン）	5,690	927	4,764	1,232	300	22	—
その他	1,831	74	1,758	911	2	1	—
合計	27,790	18,825	8,964	7,546	386	25	71

（金額単位　億円）

原資産の種類	平成18年度末			平成18年度			
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額	当期の売却損益
事業法人等向け債権	3,302	1,815	1,487	5,205	133	43	—
住宅ローン	15,509	15,509	—	7,897	3	0	268
リテール向け債権（除く住宅ローン）	4,504	—	4,504	3,412	201	21	—
その他	1,747	59	1,688	4	0	2	—
合計	25,063	17,384	7,680	16,517	337	66	268

（注）　1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、中間期（当期）に証券化を行った原資産を含めて記載しております。
　　　　2.「原資産のデフォルト額」は、三月以上延滞した原資産又はデフォルトした原資産を記載しております。
　　　　3.「早期償還条項付の証券化エクスポージャー」は該当ありません。
　　　　4.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。
　　　　5.「その他」にはPFI事業（Private Finance Initiative：民間企業が資金調達、施設の建設、管理、運営も含めて公共サービス事業を請け負うもの）
　　　　　宛債権、リース料債権等が含まれております。

b. 保有する証券化エクスポージャーに関する情報
（a）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成18年度末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	2,316	167	—	1,834	17	—
住宅ローン	1,577	325	414	1,427	299	401
リテール向け債権（除く住宅ローン）	967	127	—	1,111	68	—
その他	893	71	—	84	84	—
合計	5,753	690	414	4,456	467	401

（b）リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年度中間期末		平成18年度末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20％以下	2,789	22	1,751	12
100％以下	—	—	767	10
650％以下	20	7	20	7
1250％未満	—	—	—	—
自己資本控除	2,944	690	1,918	467
合計	5,753	719	4,456	496

（イ）スポンサー業務

a. 原資産に関する情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成19年度中間期		
	原資産の額	資産譲渡型	合成型	中間期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る中間期の損失額
事業法人等向け債権	8,824	8,824	—	31,484	1,044	1,028
住宅ローン	42	42	—	—	—	—
リテール向け債権（除く住宅ローン）	521	521	—	—	3	7
その他	1,241	1,241	—	2,601	5	2
合計	10,628	10,628	—	34,085	1,052	1,036

（金額単位　億円）

原資産の種類	平成18年度末			平成18年度		
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額
事業法人等向け債権	10,143	10,143	—	58,985	2,060	2,048
住宅ローン	—	—	—	—	—	—
リテール向け債権（除く住宅ローン）	371	371	—	5	0	0
その他	1,242	1,242	—	1,750	15	13
合計	11,756	11,756	—	60,740	2,075	2,060

（注）1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、中間期（当期）に証券化を行った原資産を含めて記載しております。
2.「原資産のデフォルト額」は、三月以上延滞した原資産又はデフォルトした原資産を記載しております。
3. 顧客債権流動化等のスポンサー業務における「原資産のデフォルト額」、「原資産に係る中間期（当期）の損失額」については、原資産の回収を顧客が行っている証券化取引等、データを適時適切に入手することが困難な場合が存在することから、実務上、当社が取得可能な範囲の代替データ等を用いて、以下の推計方法により、集計しております。
（1）「原資産のデフォルト額」の推計方法について
　・外部格付準拠方式を適用する証券化取引では、入手可能な顧客等からの原資産の状況に係る報告をもとに推計しております。
　・指定関数方式を適用する証券化取引では、取引毎の特性に応じ、当社が取得可能な各債務者の情報や、債務者毎のデフォルト発生率等をもとに推計しております。また、いずれの推計も困難な場合には、デフォルトした原資産とみなして保守的に推計しております。
（2）「原資産に係る中間期（当期）の損失額」の推計方法について
　・外部格付準拠方式を適用する証券化取引では、保守的に上記（1）に基づいて推計した「原資産のデフォルト額」と同額としております。
　・指定関数方式を適用する証券化取引では、デフォルトした原資産に係る損失率が把握可能な場合は当該損失率に基づき推計を行い、当該推計が困難な場合は保守的に上記（1）に基づいて推計した「原資産のデフォルト額」と同額としております。
4.「その他」には、リース料債権等が含まれております。
5.「早期償還条項付の証券化エクスポージャー」は該当ありません。
6.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

b. 保有する証券化エクスポージャーに関する情報

（a）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成18年度末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	7,196	26	—	8,077	131	—
住宅ローン	42	—	—	—	—	—
リテール向け債権（除く住宅ローン）	521	—	—	371	—	—
その他	948	—	—	1,003	—	—
合計	8,707	26	—	9,451	131	—

（注）「その他」には、リース料債権等が含まれております。

(b) リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年度中間期末		平成18年度末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20％以下	7,398	50	8,094	56
100％以下	1,284	40	1,031	37
650％以下	―	―	189	24
1250％未満	―	―	―	―
自己資本控除	26	26	137	131
合計	8,707	116	9,451	249

イ．当社グループが投資家である証券化取引
保有する証券化エクスポージャーに関する情報

(a) 原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成18年度末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	3,080	707	―	3,016	769	―
住宅ローン	372	―	―	3,793	―	―
リテール向け債権（除く住宅ローン）	172	―	―	178	―	―
その他	581	45	―	1,240	13	―
合計	4,206	752	―	8,228	782	―

(注) 1.「その他」には原資産が証券化商品である取引等が含まれております。
2.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

(b) リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年度中間期末		平成18年度末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20％以下	3,187	24	6,685	47
100％以下	163	10	262	16
650％以下	104	16	―	―
1250％未満	―	―	―	―
自己資本控除	752	752	1,281	782
合計	4,206	802	8,228	844

(5) 損失実績の分析
①直前期における損失の実績値と過去の実績値との比較
平成19年度中間期における三井住友フィナンシャルグループ（連結）の与信関係費用は、前年同期比851億円増加し1,431億円となりました。

また、三井住友銀行（単体）の与信関係費用につきましては、前年同期比810億円増加し1,142億円となりました。

三井住友銀行（単体）のエクスポージャー区分別の状況につきましては、「事業法人向けエクスポージャー」による与信関係費用が、前年同期比694億円増加して619億円となりました。これは、不良債権のオフバランス化や取引先企業の債務者区分改善等に伴う引当金の取崩が減少したこと等が要因であります。また、「その他リテール向けエクスポージャー」による与信関係費用が、前年同期比44億円増加して236億円となりました。これは、デフォルト率が上昇したこと等が要因であります。

与信関係費用 (注)1、(注)2、(注)3　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	平成17年度中間期	平成18年度中間期	平成19年度中間期	増減	平成17年度	平成18年度
三井住友フィナンシャルグループ（連結）合計	1,765	580	1,431	851	3,020	1,450
三井住友銀行（連結）合計	1,627	479	1,315	836	2,750	1,229
三井住友銀行（単体）合計	1,297	332	1,142	810	2,309	895
うち事業法人向けエクスポージャー	865	△75	619	694	491	587
うちソブリン・金融機関等向けエクスポージャー	△11	7	1	△7	△4	△7
うち居住用不動産向けエクスポージャー(注)4	2	3	△0	△3	△1	5
うち適格リボルビング向けエクスポージャー(注)4	7	△1	0	1	7	△1
うちその他リテール向けエクスポージャー	165	192	236	44	336	439

(注) 1. 与信関係費用には、「株式等エクスポージャー」及び「債券等の市場関係取引に係るエクスポージャー」、並びに「信用リスク・アセットのみなし計算が適用されるエクスポージャー」による損益のうち、国債等債券損益、株式等損益に計上されるものは含んでおりません。
　　　2. エクスポージャー区分別の与信関係費用には、正常先の一般貸倒引当金は含んでおりません。
　　　3. 引当金の戻入れ等により利益が発生している場合には△を付しております。
　　　4. 連結子会社の保証が付されている「居住用不動産向けエクスポージャー」及び「適格リボルビング向けエクスポージャー」による与信関係費用は、三井住友銀行（単体）の与信関係費用には含んでおりません。

②損失額の推計値と実績値との比較　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	損失額の推計値(注)1	引当控除後(注)2	損失額の実績値（平成19年度中間期）
三井住友フィナンシャルグループ（連結）合計	—	—	1,431
三井住友銀行（連結）合計	—	—	1,315
三井住友銀行（単体）合計	7,411	1,648	1,142
うち事業法人向けエクスポージャー	6,374	1,115	619
うちソブリン・金融機関等向けエクスポージャー	108	90	1
うち居住用不動産向けエクスポージャー	45	40	△0
うち適格リボルビング向けエクスポージャー	1	1	0
うちその他リテール向けエクスポージャー	883	533	236

(注) 1. 平成18年度末のELであります。なお、連結子会社及び関連会社の保証が付されている消費者ローン等にかかるもの及び「株式等エクスポージャー」、「信用リスク・アセットのみなし計算が適用されるエクスポージャー」にかかるものを除いて表示しております。
　　　2. 損失額の推計値から要管理先以下に対する引当額を控除した金額を表示しております。

■標準的手法に関する事項

リスク・ウェイトの区分ごとの残高　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

区分	平成19年度中間期末	うちカントリー・リスク・スコア付与分	平成18年度末	うちカントリー・リスク・スコア付与分
0%	12,979	763	10,787	837
10%	5,538	—	5,623	—
20%	6,431	3,132	5,744	2,619
35%	12,965	—	12,475	—
50%	1,413	8	977	19
75%	18,742	—	6,435	—
100%	52,607	1	51,281	4
150%	241	—	166	—
合計	110,917	3,904	93,489	3,480

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額（部分直接償却額控除前）を記載しております。なお、オフ・バランス資産については与信相当額を記載しております。
　　　2. 「証券化エクスポージャー」は含まれておりません。

■信用リスクの削減手法に関する事項

信用リスク削減手法を適用したエクスポージャー額

(金額単位　億円)

区分	平成19年度中間期末		平成18年度末	
	適格金融資産担保	適格資産担保	適格金融資産担保	適格資産担保
基礎的内部格付手法	20,917	27,656	23,255	26,614
事業法人向けエクスポージャー	7,955	27,641	16,750	26,602
ソブリン向けエクスポージャー	1	14	1	12
金融機関等向けエクスポージャー	12,960	1	6,504	1
標準的手法	1,382	―	1,334	―
合計	22,299	27,656	24,589	26,614

(金額単位　億円)

区分	平成19年度中間期末		平成18年度末	
	保証	クレジット・デリバティブ	保証	クレジット・デリバティブ
基礎的内部格付手法	41,127	2,935	36,597	2,260
事業法人向けエクスポージャー	34,178	2,935	30,449	2,260
ソブリン向けエクスポージャー	630	―	583	―
金融機関等向けエクスポージャー	3,768	―	2,948	―
居住用不動産向けエクスポージャー	2,545	―	2,613	―
適格リボルビング型リテール向けエクスポージャー	―	―	―	―
その他リテール向けエクスポージャー	6	―	4	―
標準的手法	842	―	902	―
合計	41,970	2,935	37,499	2,260

■派生商品取引に関する事項

与信相当額に関する事項

（1）派生商品取引与信相当額

①計算方式

　　カレント・エクスポージャー方式を使用しております。

②与信相当額

(金額単位　億円)

	平成19年度中間期末	平成18年度末
グロスの再構築コストの額	31,244	29,018
グロスのアドオンの額	39,895	39,311
グロスの与信相当額	71,139	68,329
外国為替関連取引	31,501	29,327
金利関連取引	36,488	36,161
金関連取引	―	―
株式関連取引	21	23
貴金属関連取引（金関連取引を除く）	―	―
その他のコモディティ関連取引	2,481	2,651
クレジット・デフォルト・スワップ	648	167
ネッティングによる与信相当額削減額	35,561	32,531
ネットの与信相当額	35,577	35,798
担保の額	1,387	2,166
適格金融資産担保	501	1,227
適格資産担保	886	939
ネットの与信相当額（担保による信用リスク削減効果勘案後）	35,577	35,798

（注）基礎的内部格付手法、及び標準的手法における簡便手法を用いていることから、ネットの与信相当額については、担保による信用リスク削減効果勘案前と勘案後において同額となります。



(2) クレジット・デリバティブの想定元本額

（金額単位　億円）

クレジット・デフォルト・スワップ	平成19年度中間期末		平成18年度末	
	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの
プロテクションの購入	15,380	2,935	12,604	2,260
プロテクションの提供	12,665	―	10,674	―

（注）「想定元本額」には、「与信相当額算出の対象となるもの」と「信用リスク削減手法の効果を勘案するために用いているもの」の合計額を記載しております。

■マーケット・リスクに関する事項

1. VaRの状況（トレーディング）

（金額単位　億円）

	平成19年度中間期	平成18年度
6月末	30	21
9月末	22	29
12月末	―	31
3月末	―	29
最大	43	47
最小	21	21
平均	29	29

（注）1. 保有期間1日、片側信頼区間99.0%、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しております。
2. 個別リスクを除いております。
3. 主要連結子会社を含めております。

2. バックテスティングの状況（トレーディング）

平成19年度中間期末から過去1年間（平成18年10月～平成19年9月）を対象としたバックテスティングの結果は以下のとおりであります。実際の損失額は、VaRの値に収まっております。

（注）グラフ上の斜めに走る線よりも点が下にある場合は、当日予測したVaRを上回る損失が発生したことを表します。

■銀行勘定における出資又は株式等エクスポージャーに関する事項

1. 連結貸借対照表計上額及び時価

（金額単位　億円）

	平成19年度中間期末		平成18年度末	
	中間連結貸借対照表計上額	時価	連結貸借対照表計上額	時価
上場株式等エクスポージャー	36,262	36,262	39,803	39,803
上場株式等エクスポージャーに該当しない出資等又は株式等エクスポージャー	5,192	―	5,190	―
合計	41,454	―	44,993	―

2. 出資等又は株式等エクスポージャーの売却及び償却に伴う損益の額

（金額単位　億円）

	平成19年度中間期	平成18年度
損益	△474	447
売却益	143	628
売却損	14	15
償却	604	166

（注）連結損益計算書における、株式等損益について記載しております。

三井住友フィナンシャルグループ　自己資本比率に関する事項

3. 連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額

(金額単位　億円)

	平成19年度中間期末	平成18年度末
連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額	17,380	19,826

(注) 時価のある日本企業株式・外国株式について記載しております。

4. 連結貸借対照表及び連結損益計算書で認識されない評価損益の額

(金額単位　億円)

	平成19年度中間期末	平成18年度末
連結貸借対照表及び連結損益計算書で認識されない評価損益の額	△233	657

(注) 時価のある関連会社の株式について記載しております。

■銀行勘定（バンキング業務）における金利リスクに関する事項

VaRの状況

(金額単位　億円)

	平成19年度中間期	平成18年度
6月末	337	570
9月末	276	428
12月末	—	471
3月末	—	476
最大	593	789
最小	209	368
平均	358	516

(注) 1. 保有期間1日、片側信頼区間99.0%、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しております。
　　 2. 主要連結子会社を含めております。

■種類別、地域別、業種別及び期間別エクスポージャー残高等

1. 種類別、地域別及び業種別エクスポージャー額

(金額単位　億円)

区分		平成19年度中間期末				
		貸出金等	債券	デリバティブ	その他	合計
国内（除く特別国際金融取引勘定分）	製造業	81,919	1,258	4,152	27,190	114,519
	農業、林業、漁業及び鉱業	1,803	1	93	642	2,538
	建設業	16,965	511	111	1,622	19,209
	運輸、情報通信、公益事業	38,846	1,292	1,031	7,876	49,046
	卸売・小売業	65,714	531	4,294	6,839	77,379
	金融・保険業	90,021	10,087	12,572	2,689	115,370
	不動産業	84,191	1,208	360	2,546	88,305
	各種サービス業	66,292	613	729	5,462	73,096
	地方公共団体	12,194	6,377	20	36	18,627
	その他	206,834	90,084	860	45,908	343,686
	合計	664,780	111,964	24,222	100,810	901,776
海外及び特別国際金融取引勘定分	政府等	2,503	3,376	103	—	5,981
	金融機関	46,821	3,403	8,145	0	58,369
	商工業	98,024	1,591	2,868	—	102,483
	その他	31,462	3,196	240	3,663	38,561
	合計	178,810	11,565	11,356	3,663	205,394
総合計		843,590	123,529	35,577	104,474	1,107,170

(金額単位　億円)

区分		平成18年度末				
		貸出金等	債券	デリバティブ	その他	合計
国内 (除く特別 国際金融 取引勘定 分)	製造業	81,357	1,327	4,005	28,464	115,152
	農業、林業、漁業及び鉱業	1,791	11	90	667	2,559
	建設業	17,721	579	146	1,853	20,298
	運輸、情報通信、公益事業	37,939	1,377	977	8,806	49,099
	卸売・小売業	69,823	643	4,336	6,851	81,652
	金融・保険業	75,932	12,752	12,173	3,223	104,080
	不動産業	87,664	891	400	2,620	91,575
	各種サービス業	70,109	656	875	5,151	76,791
	地方公共団体	11,338	7,502	11	26	18,877
	その他	184,121	79,128	1,607	37,718	302,573
	合計	637,794	104,865	24,619	95,379	862,657
海外及び 特別国際 金融取引 勘定分	政府等	3,158	825	84	—	4,066
	金融機関	24,738	2,439	8,053	0	35,230
	商工業	89,640	2,588	2,630	—	94,857
	その他	20,752	3,504	413	2,938	27,607
	合計	138,288	9,355	11,179	2,938	161,760
総合計		776,082	114,220	35,798	98,316	1,024,417

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2.「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
4. 資産区分の「貸出金等」には、貸出金、コミットメント、及びその他のデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」、及び標準的手法を適用したファンド等の資産が含まれております。

2. 残存期間別エクスポージャー額

(金額単位　億円)

区分	平成19年度中間期末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	266,179	31,480	4,146	2,333	304,138
1年超3年以下	127,260	19,433	13,291	5,110	165,095
3年超5年以下	130,264	19,387	9,866	6,215	165,732
5年超7年以下	45,847	10,543	3,847	1,806	62,044
7年超	203,347	42,685	4,428	1,278	251,738
期間の定めのないもの	70,693	—	—	87,731	158,424
合計	843,590	123,529	35,577	104,474	1,107,170

(金額単位　億円)

区分	平成18年度末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	221,562	37,472	3,894	1,766	264,695
1年超3年以下	116,822	16,286	12,326	5,030	150,464
3年超5年以下	117,376	14,518	10,587	6,215	148,695
5年超7年以下	44,694	13,824	4,319	1,629	64,466
7年超	203,326	32,121	4,672	1,104	241,223
期間の定めのないもの	72,302	—	—	82,572	154,875
合計	776,082	114,220	35,798	98,316	1,024,417

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2.「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3. 資産区分の「貸出金等」には、貸出金、コミットメント、及びその他のデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」、及び標準的手法を適用したファンド等の資産が含まれております。
4. 期間区分の「期間の定めのないもの」には、期間別に分類していないものが含まれております。

三井住友フィナンシャルグループ　自己資本比率に関する事項

3. 三月以上延滞エクスポージャーの期末残高又はデフォルトしたエクスポージャーの期末残高及び区分ごとの内訳

(1) 地域別

(金額単位　億円)

区分	平成19年度中間期末	平成18年度末
国内 (除く特別国際金融取引勘定分)	16,278	19,483
海外及び特別国際金融取引勘定分	1,317	1,350
アジア	514	819
北米	667	423
その他	136	108
合計	17,595	20,833

(注) 1.「国内」とは、当社、国内銀行連結子会社 (海外店を除く) 及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連
　　　　結子会社であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。
　　　2.自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
　　　3.部分直接償却 (直接減額) 実施額を含めております。

(2) 業種別

(金額単位　億円)

区分		平成19年度中間期末	平成18年度末
国内 (除く特別 国際金融取 引勘定分)	製造業	1,387	1,236
	農業、林業、漁業及び鉱業	61	63
	建設業	1,109	1,964
	運輸、情報通信、公益事業	1,148	1,558
	卸売・小売業	2,380	1,705
	金融・保険業	238	166
	不動産業	3,456	5,565
	各種サービス業	3,235	4,522
	その他	3,264	2,704
	合計	16,278	19,483
海外及び 特別国際 金融取引 勘定分	金融機関	56	11
	商工業	1,261	1,339
	その他	—	—
	合計	1,317	1,350
総合計		17,595	20,833

(注) 1.「国内」とは、当社、国内銀行連結子会社 (海外店を除く) 及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連
　　　　結子会社であります。
　　　2.自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
　　　3.部分直接償却 (直接減額) 実施額を含めております。

4. 一般貸倒引当金、個別貸倒引当金及び特定海外債権引当勘定の期末残高及び期中の増減額

(1) 地域別

(金額単位　億円)

区分	平成18年度末	平成19年度中間期末	増減
一般貸倒引当金	6,836	7,065	229
特定海外債権引当勘定	19	0	△19
個別貸倒引当金	6,937	7,415	478
国内 (除く特別国際金融取引勘定分)	6,610	7,131	521
海外及び特別国際金融取引勘定分	327	284	△43
アジア	141	132	△9
北米	129	109	△20
その他	57	43	△14
合計	13,792	14,480	688

(注) 1.「国内」とは、当社、国内銀行連結子会社 (海外店を除く) 及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連
　　　　結子会社であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。
　　　2.個別貸倒引当金には部分直接償却 (直接減額) 実施額を含めております。

(2) 業種別

（金額単位　億円）

区分			平成18年度末	平成19年度中間期末	増減
一般貸倒引当金			6,836	7,065	229
特定海外債権引当勘定			19	0	△19
個別貸倒引当金			6,937	7,415	478
	国内（除く特別国際金融取引勘定分）		6,610	7,131	521
		製造業	436	650	214
		農業、林業、漁業及び鉱業	4	10	6
		建設業	375	495	120
		運輸、情報通信、公益事業	487	616	129
		卸売・小売業	827	1,120	293
		金融・保険業	87	91	4
		不動産業	1,577	1,303	△274
		各種サービス業	1,546	1,309	△237
		その他	1,271	1,537	266
	海外及び特別国際金融取引勘定分		327	284	△43
		金融機関	9	6	△3
		商工業	318	278	△40
		その他	—	—	—
合計			13,792	14,480	688

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
　　　2. 個別貸倒引当金には部分直接償却（直接減額）実施額を含めております。

5. 業種別の貸出金償却の額

（金額単位　億円）

区分		平成19年度中間期	平成18年度
国内（除く特別国際金融取引勘定分）	製造業	183	106
	農業、林業、漁業及び鉱業	1	0
	建設業	78	56
	運輸、情報通信、公益事業	60	149
	卸売・小売業	256	213
	金融・保険業	△3	11
	不動産業	△43	△102
	各種サービス業	78	162
	その他	59	254
	合計	669	849
海外及び特別国際金融取引勘定分	金融機関	0	0
	商工業	△19	△35
	その他	—	—
	合計	△19	△35
総合計		650	814

（注）「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

三井住友フィナンシャルグループ　自己資本比率に関する事項

中間連結財務諸表

平成19年度中間期は金融商品取引法第193条の2の規定に基づき、平成18年度中間期及び平成18年度は証券取引法第193条の2の規定に基づき、当行の（中間）連結貸借対照表、（中間）連結損益計算書、（中間）連結株主資本等変動計算書及び（中間）連結キャッシュ・フロー計算書については、あずさ監査法人の監査証明を受けております。

中間連結貸借対照表

（金額単位　百万円）

科目	平成18年度中間期末 平成18年9月30日現在	平成19年度中間期末 平成19年9月30日現在	平成18年度末 平成19年3月31日現在
（資産の部）			
現金預け金	3,928,282	5,876,290 ※8	3,954,022
コールローン及び買入手形	1,477,077	1,368,235	1,102,078
買現先勘定	110,257	371,109	76,551
債券貸借取引支払保証金	1,178,045	1,064,257	2,276,894
買入金銭債権	941,102	1,094,486	960,591
特定取引資産	3,385,488	3,465,521 ※8	3,262,341
金銭の信託	2,820	2,627	2,924
有価証券	22,166,757	20,296,830 ※1,2,8,15	20,304,639
貸出金	59,760,811	61,211,477 ※3,4,5,6,7,8,9	59,617,850
外国為替	929,490	926,162 ※7	881,436
その他資産	1,608,992	2,243,793 ※8	1,630,049
有形固定資産	626,724	753,109 ※10,11,12	755,891
無形固定資産	85,659	109,257	101,219
リース資産	26,043	28,920 ※11	26,922
繰延税金資産	946,630	849,249	804,627
支払承諾見返	3,824,571	4,960,038	3,673,396
貸倒引当金	△949,212	△898,698	△860,799
資産の部合計	**100,049,543**	**103,722,670**	**98,570,638**
（負債の部）			
預金	72,216,146	72,972,993 ※8	72,200,343
譲渡性預金	2,509,353	2,580,792	2,626,217
コールマネー及び売渡手形	2,562,041	2,202,690 ※8	2,286,698
売現先勘定	805,915	143,081 ※8	140,654
債券貸借取引受入担保金	3,141,635	2,747,480 ※8	1,516,342
特定取引負債	1,930,582	2,160,272 ※8	1,941,142
借用金	1,849,359	3,211,399 ※8,13	2,034,633
外国為替	329,273	341,203	323,890
短期社債	3,500	1,000	3,500
社債	4,004,370	3,867,859 ※14	3,929,325
信託勘定借	50,733	45,893	65,062
その他負債	2,197,060	2,921,442 ※8	2,279,167
賞与引当金	16,464	18,160	18,919
退職給付引当金	13,493	15,973	13,382
役員退職慰労引当金	—	6,094	6,233
預金払戻引当金	—	11,716	—
特別法上の引当金	18	18	18
繰延税金負債	48,090	54,674	49,714
再評価に係る繰延税金負債	49,929	49,347 ※10	49,536
支払承諾	3,824,571	4,960,038 ※8	3,673,396
負債の部合計	**95,552,539**	**98,312,132**	**93,158,180**
（純資産の部）			
資本金	664,986	664,986	664,986
資本剰余金	1,603,512	1,603,512	1,603,512
利益剰余金	448,757	753,192	581,619
株主資本合計	2,717,256	3,021,691	2,850,119
その他有価証券評価差額金	850,289	1,061,772	1,269,385
繰延ヘッジ損益	△87,669	△93,158	△87,571
土地再評価差額金	37,865	37,261 ※10	37,526
為替換算調整勘定	△52,757	△15,571	△37,194
評価・換算差額等合計	747,728	990,304	1,182,145
新株予約権	4	27	14
少数株主持分	1,032,013	1,398,514	1,380,179
純資産の部合計	**4,497,004**	**5,410,538**	**5,412,458**
負債及び純資産の部合計	**100,049,543**	**103,722,670**	**98,570,638**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結損益計算書

（金額単位　百万円）

科目	平成18年度中間期 自 平成18年4月 1 日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月 1 日 至 平成19年9月30日	平成18年度 自 平成18年4月 1 日 至 平成19年3月31日
経常収益	**1,352,539**	**1,554,755**	**2,925,665**
資金運用収益	894,549	1,072,847	1,950,234
（うち貸出金利息）	(635,622)	(762,157)	(1,348,997)
（うち有価証券利息配当金）	(158,254)	(168,821)	(369,548)
信託報酬	1,407	2,239	3,482
役務取引等収益	284,445	268,131	577,435
特定取引収益	54,496	107,651	118,589
その他業務収益	98,184	73,665	197,172
その他経常収益	19,456	30,221 ※1	78,750
経常費用	**1,033,774**	**1,238,720**	**2,208,967**
資金調達費用	344,291	474,291	796,784
（うち預金利息）	(199,967)	(276,835)	(457,221)
役務取引等費用	60,513	64,165	111,413
特定取引費用	2,883	—	1,936
その他業務費用	130,603	86,388	236,292
営業経費	378,653	397,327	768,498
その他経常費用	116,829	216,547 ※2	294,042
経常利益	**318,765**	**316,035**	**716,697**
特別利益	**49,150**	**1,295** ※3	**46,028**
特別損失	**3,843**	**3,800** ※4,5	**12,003**
税金等調整前中間（当期）純利益	364,072	313,530	750,722
法人税、住民税及び事業税	24,587	21,428	47,601
法人税等調整額	91,217	82,900	238,764
少数株主利益	28,188	37,893	62,561
中間（当期）純利益	**220,078**	**171,308**	**401,795**

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友銀行

中間連結財務諸表

中間連結株主資本等変動計算書

平成18年度中間期（自 平成18年4月1日　至 平成18年9月30日）

（金額単位　百万円）

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成18年3月31日残高	664,986	1,603,512	542,551	2,811,051
中間連結会計期間中の変動額				
剰余金の配当			△300,027	△300,027
中間純利益			220,078	220,078
連結子会社の増加に伴う増加			388	388
連結子会社の減少に伴う減少			△14,452	△14,452
土地再評価差額金取崩			218	218
株主資本以外の項目の中間連結会計期間中の変動額（純額）				
中間連結会計期間中の変動額合計	—	—	△93,794	△93,794
平成18年9月30日残高	664,986	1,603,512	448,757	2,717,256

（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高	793,731	—	38,080	△44,568	787,243	—	1,081,148	4,679,443
中間連結会計期間中の変動額								
剰余金の配当								△300,027
中間純利益								220,078
連結子会社の増加に伴う増加								388
連結子会社の減少に伴う減少								△14,452
土地再評価差額金取崩								218
株主資本以外の項目の中間連結会計期間中の変動額（純額）	56,558	△87,669	△214	△8,188	△39,514	4	△49,135	△88,645
中間連結会計期間中の変動額合計	56,558	△87,669	△214	△8,188	△39,514	4	△49,135	△182,439
平成18年9月30日残高	850,289	△87,669	37,865	△52,757	747,728	4	1,032,013	4,497,004

（注）記載金額は、百万円未満を切り捨てて表示しております。

平成19年度中間期 (自 平成19年4月1日 至 平成19年9月30日)　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成19年3月31日残高	664,986	1,603,512	581,619	2,850,119
中間連結会計期間中の変動額				
中間純利益			171,308	171,308
土地再評価差額金取崩			263	263
株主資本以外の項目の 　　中間連結会計期間中の変動額（純額）				
中間連結会計期間中の変動額合計	—	—	171,572	171,572
平成19年9月30日残高	664,986	1,603,512	753,192	3,021,691

（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他 有価証券 評価差額金	繰延ヘッジ 損益	土地再評価 差額金	為替換算 調整勘定	評価・換算 差額等合計			
平成19年3月31日残高	1,269,385	△87,571	37,526	△37,194	1,182,145	14	1,380,179	5,412,458
中間連結会計期間中の変動額								
中間純利益								171,308
土地再評価差額金取崩								263
株主資本以外の項目の 　　中間連結会計期間中の変動額（純額）	△207,612	△5,586	△264	21,623	△191,840	12	18,335	△173,492
中間連結会計期間中の変動額合計	△207,612	△5,586	△264	21,623	△191,840	12	18,335	△1,919
平成19年9月30日残高	1,061,772	△93,158	37,261	△15,571	990,304	27	1,398,514	5,410,538

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友銀行 中間連結財務諸表

平成18年度（自 平成18年4月1日　至 平成19年3月31日）　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成18年3月31日残高	664,986	1,603,512	542,551	2,811,051
連結会計年度中の変動額				
剰余金の配当			△349,221	△349,221
当期純利益			401,795	401,795
連結子会社の増加に伴う増加			388	388
連結子会社の減少に伴う減少			△14,452	△14,452
土地再評価差額金取崩			558	558
株主資本以外の項目の 連結会計年度中の変動額（純額）				
連結会計年度中の変動額合計	—	—	39,068	39,068
平成19年3月31日残高	664,986	1,603,512	581,619	2,850,119

（金額単位　百万円）

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他 有価証券 評価差額金	繰延ヘッジ 損益	土地再評価 差額金	為替換算 調整勘定	評価・換算 差額等合計			
平成18年3月31日残高	793,731	—	38,080	△44,568	787,243	—	1,081,148	4,679,443
連結会計年度中の変動額								
剰余金の配当								△349,221
当期純利益								401,795
連結子会社の増加に伴う増加								388
連結子会社の減少に伴う減少								△14,452
土地再評価差額金取崩								558
株主資本以外の項目の 連結会計年度中の変動額（純額）	475,654	△87,571	△554	7,373	394,901	14	299,030	693,946
連結会計年度中の変動額合計	475,654	△87,571	△554	7,373	394,901	14	299,030	733,014
平成19年3月31日残高	1,269,385	△87,571	37,526	△37,194	1,182,145	14	1,380,179	5,412,458

（注）記載金額は、百万円未満を切り捨てて表示しております。

（金額単位　百万円）

区分	平成18年度中間期 自 平成18年4月 1日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月 1日 至 平成19年9月30日	平成18年度 自 平成18年4月 1日 至 平成19年3月31日
I 営業活動によるキャッシュ・フロー			
税金等調整前中間（当期）純利益	364,072	313,530	750,722
固定資産減価償却費	29,714	30,351	60,238
リース資産減価償却費	4,258	4,275	8,520
減損損失	2,006	3,095	4,750
のれん償却額	―	0	―
負ののれん償却額	△101	―	△1,301
持分法による投資損益（△）	41,421	△12,366	123,266
子会社株式売却損益及び子会社の増資に伴う 　持分変動損益（△）	△4,583	115	△4,496
貸倒引当金の増加額	△55,875	9,453	△145,111
賞与引当金の増加額	△1,140	△1,603	1,310
退職給付引当金の増加額	△3,742	△166	△3,854
役員退職慰労引当金の増加額	―	△206	6,233
預金払戻引当金の増加額	―	11,716	―
資金運用収益	△894,549	△1,072,847	△1,950,234
資金調達費用	344,291	474,291	796,784
有価証券関係損益（△）	57,072	50,542	70,598
金銭の信託の運用損益（△）	△0	△245	△0
為替差損益（△）	△41,510	36,291	△103,510
固定資産処分損益（△）	1,144	△413	2,584
リース資産処分損益（△）	53	31	100
特定取引資産の純増（△）減	628,716	△187,973	763,659
特定取引負債の純増減（△）	△965,681	203,235	△969,330
貸出金の純増（△）減	△2,311,502	△1,654,310	△2,130,573
預金の純増減（△）	1,333,888	821,720	1,302,620
譲渡性預金の純増減（△）	△770,330	△47,463	△664,304
借用金（劣後特約付借入金を除く）の純増減（△）	921,806	855,045	1,162,388
有利息預け金の純増（△）減	417,831	△1,390,479	△150,273
コールローン等の純増（△）減	△996,973	△679,034	△603,971
債券貸借取引支払保証金の純増（△）減	778,605	1,212,637	△320,243
コールマネー等の純増減（△）	△5,047,597	△85,313	△5,994,528
債券貸借取引受入担保金の純増減（△）	394,509	1,231,137	△1,230,782
外国為替（資産）の純増（△）減	18,596	△43,849	66,917
外国為替（負債）の純増減（△）	△118,530	16,960	△124,047
短期社債（負債）の純増減（△）	△500	△2,500	△500
普通社債の発行・償還による純増減（△）	△81,470	△133,716	△197,191
信託勘定借の純増減（△）	△267,864	△19,169	△253,534
資金運用による収入	890,698	1,061,326	1,938,214
資金調達による支出	△318,536	△446,137	△761,307
その他	204,768	403,101	247,394
小計	△5,447,037	961,064	△8,302,795
法人税等の支払額	△20,092	△35,727	△32,726
営業活動によるキャッシュ・フロー	△5,467,129	925,336	△8,335,522

区分	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月1日 至 平成19年9月30日	平成18年度 自 平成18年4月1日 至 平成19年3月31日
II 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△18,518,038	△17,896,734	△35,030,697
有価証券の売却による収入	11,381,825	10,628,214	21,535,631
有価証券の償還による収入	10,257,301	6,890,375	18,886,345
金銭の信託の増加による支出	—	△547	—
金銭の信託の減少による収入	—	796	—
有形固定資産の取得による支出	△16,167	△15,948	△171,456
有形固定資産の売却による収入	3,552	2,170	7,909
無形固定資産の取得による支出	△16,142	△19,601	△44,338
無形固定資産の売却による収入	3	3	4
リース資産の取得による支出	△4,831	△3,578	△9,903
リース資産の売却による収入	1,650	255	2,048
子会社株式の一部売却による収入	3,468	198	3,468
連結範囲の変更を伴う 　　子会社株式の取得による支出	—	△3,453	△1,317
投資活動によるキャッシュ・フロー	3,092,619	△417,850	5,177,694
III 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	10,000	25,000	20,000
劣後特約付借入金の返済による支出	△15,000	△63,000	△83,000
劣後特約付社債・新株予約権付社債の発行による収入	120,000	90,000	196,951
劣後特約付社債・新株予約権付社債の償還による支出	△126,829	△19,700	△181,283
配当金支払額	△300,031	△0	△349,227
少数株主からの払込みによる収入	30,740	3,425	360,362
少数株主への配当金支払額	△29,962	△33,289	△45,797
財務活動によるキャッシュ・フロー	△311,083	2,434	△81,995
IV 現金及び現金同等物に係る換算差額	1,276	1,079	3,432
V 現金及び現金同等物の増加額(△は現金及び現金同等物の減少額)	△2,684,317	510,999	△3,236,390
VI 現金及び現金同等物の期首残高	5,155,217	1,907,823	5,155,217
VII 新規連結に伴う現金及び現金同等物の増加額	0	18,869	0
VIII 連結除外に伴う現金及び現金同等物の減少額	△11,003	—	△11,003
IX 現金及び現金同等物の中間期末(期末)残高	2,459,896	2,437,692 ※1	1,907,823

（注）記載金額は、百万円未満を切り捨てて表示しております。

1. 連結の範囲に関する事項
(1) 連結子会社　130社
主要な会社名
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
株式会社クオーク
SMBCファイナンスサービス株式会社
SMBC Capital Markets, Inc.
なお、株式会社クオーク他5社は議決権の所有割合の増加等により子会社となったため、当中間連結会計期間から連結子会社としております。
(2) 非連結子会社
主要な会社名
SBCS Co., Ltd.
非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

財務諸表等規則第8条第7項の規定により出資者等の子会社に該当しないものと推定された特別目的会社14社の概要等は、「(開示対象特別目的会社関係)」の注記に掲げております。
なお、「一定の特別目的会社に係る開示に関する適用指針」(企業会計基準適用指針第15号 平成19年3月29日)が平成19年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用しております。

2. 持分法の適用に関する事項
(1) 持分法適用の非連結子会社　3社
主要な会社名
SBCS Co., Ltd.
(2) 持分法適用の関連会社　31社
主要な会社名
プロミス株式会社
株式会社セントラルファイナンス
エヌ・アイ・エフSMBCベンチャーズ株式会社
三井住友アセットマネジメント株式会社
株式会社セントラルファイナンス他9社は株式取得等により、当中間連結会計期間より持分法適用の関連会社としております。
また、株式会社クオーク他2社は連結子会社となったため、NIFキャピタルマネジメント株式会社他1社は合併等により、当中間連結会計期間より持分法適用の関連会社から除外しております。
(3) 持分法非適用の非連結子会社
該当ありません。
(4) 持分法非適用の関連会社
主要な会社名
Sumitomo Mitsui Asset Management (New York) Inc.

持分法非適用の関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の中間決算日等に関する事項
(1) 連結子会社の中間決算日は次のとおりであります。

3月末日	5社
4月末日	1社
6月末日	56社
7月末日	3社
9月末日	65社

(2) 3月末日及び7月末日を中間決算日とする連結子会社は9月末日現在、4月末日を中間決算日とする連結子会社については7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項
(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準
金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。
また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。
(2) 有価証券の評価基準及び評価方法
①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。
なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。
②金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。
(3) デリバティブ取引の評価基準及び評価方法
デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。
なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。
(4) 減価償却の方法
①有形固定資産及びリース資産
当行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分して計上しております。
また、主な耐用年数は次のとおりであります。
建物　　　7年～50年
動産　　　2年～20年
連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間連結貸借対照表等に与える影響は軽微であります。
また、当中間連結会計期間より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を5年間で均等償却しております。これによる中間連結貸借対照表等に与える影響は軽微であります。
②無形固定資産
無形固定資産の減価償却は、定額法により償却しております。
なお、自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づいて償却しております。

三井住友銀行
中間連結財務諸表

(5) 貸倒引当金の計上基準

当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は483,786百万円であります。

(6) 賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

(7) 退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務:
その発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により損益処理

数理計算上の差異:
各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(8) 役員退職慰労引当金の計上基準

役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく当中間連結会計期間末の要支給額を計上しております。

役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、経常利益及び税金等調整前中間純利益はそれぞれ5,693百万円多く計上されております。

上記に係るセグメント情報に与える影響はセグメント情報に記載しております。

(9) 預金払戻引当金の計上基準

預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会 監査・保証実務委員会報告第42号)が平成19年4月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。

この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前中間純利益は11,716百万円それぞれ減少しております。

上記に係るセグメント情報に与える影響はセグメント情報に記載しております。

(10) 特別法上の引当金の計上基準

特別法上の引当金は、金融商品取引責任準備金18百万円であり、受託等をした市場デリバティブ取引に関して生じた事故による損失の補てんに充てるため、金融商品取引法第48条の3の規定に基づき計上しております。

なお、従来、金融先物取引法第81条に基づき、金融先物取引責任準備金を計上しておりましたが、平成19年9月30日に金融商品取引法が施行されたことに伴い、当中間連結会計期間から金融商品取引責任準備金として計上しております。

(11) 外貨建資産・負債の換算基準

当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また、連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

(12) リース取引の処理方法

当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(13) リース取引等に関する収益及び費用の計上基準

①リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(14) 重要なヘッジ会計の方法

・金利リスク・ヘッジ
当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報

告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は28,190百万円（税効果額控除前）、繰延ヘッジ利益の総額は20,294百万円（同前）であります。

・為替変動リスク・ヘッジ

当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。

（15）消費税等の会計処理

当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

（16）税効果会計に関する事項

中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。

5. 中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【中間連結財務諸表作成のための基本となる重要な事項の変更】

（連結財務諸表における税効果会計に関する実務指針）

企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第6号　平成19年3月29日）の第30-2項を当中間連結会計期間から適用しております。なお、これによる中間連結貸借対照表等に与える影響は軽微であります。

（金融商品に関する会計基準）

「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年6月15日付け及び同7月4日付けで一部改正され、金融商品取引法の施行日以後に終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準及び実務指針を適用しております。

注記事項（平成19年度中間期　自平成19年4月1日　至平成19年9月30日）

（中間連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式149,211百万円及び出資金4,649百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計78,271百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は913,839百万円、当中間連結会計期間末に当該処分をせずに所有しているものは451,439百万円であります。

※3. 貸出金のうち、破綻先債権額は59,358百万円、延滞債権額は518,766百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は31,769百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は441,311百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,051,206百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は867,838百万円であります。

※8.　担保に供している資産は次のとおりであります。

担保に供している資産
現金預け金	106,326百万円
特定取引資産	617,814百万円
有価証券	4,985,250百万円
貸出金	223,360百万円
その他資産（延払資産等）	2,922百万円

担保資産に対応する債務
預金	20,529百万円
コールマネー及び売渡手形	1,065,000百万円
売現先勘定	142,939百万円
債券貸借取引受入担保金	2,431,734百万円
特定取引負債	165,806百万円
借用金	1,865,904百万円
その他負債	575百万円
支払承諾	163,430百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,188百万円、特定取引資産272,293百万円、有価証券2,779,447百万円及び貸出金591,044百万円を差し入れております。

また、その他資産のうち保証金は74,769百万円、先物取引差入証拠金は6,471百万円であります。

※9.　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,854,972百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが31,438,463百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10.　当行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日
当行
平成10年3月31日及び平成14年3月31日
一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
当行
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

一部の連結子会社
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※11.　有形固定資産の減価償却累計額は494,073百万円、リース資産の減価償却累計額は30,743百万円であります。

※12.　有形固定資産の圧縮記帳額　　　　　　　67,070百万円
（当中間連結会計期間圧縮記帳額　　　　　　一百万円）

※13.　借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金521,500百万円が含まれております。

※14.　社債には、劣後特約付社債2,255,632百万円が含まれております。

※15.　「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する保証債務の額は2,258,816百万円であります。

（中間連結損益計算書関係）

※1.　その他経常収益には、株式等売却益13,725百万円及び持分法による投資利益12,366百万円を含んでおります。

※2.　その他経常費用には、貸倒引当金繰入額68,202百万円、貸出金償却58,234百万円及び株式等償却60,315百万円を含んでおります。

※3.　特別利益は、固定資産処分益1,118百万円及び償却債権取立益177百万円であります。

※4.　特別損失は、固定資産処分損704百万円及び減損損失3,095百万円であります。

※5.　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

（金額単位　百万円）
地域	主な用途		種類	減損損失額
首都圏	遊休資産	11物件	土地、建物等	280
近畿圏	遊休資産	8物件	土地、建物等	2,553
その他	遊休資産	8物件	土地、建物等	262

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。
当中間連結会計期間は、当行では遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（中間連結株主資本等変動計算書関係）

1.　発行済株式の種類及び総数並びに
　　自己株式の種類及び株式数に関する事項

（単位　株）
	前連結会計年度末株式数	当中間連結会計期間増加株式数	当中間連結会計期間減少株式数	当中間連結会計期間末株式数
発行済株式				
普通株式	56,355,849	―	―	56,355,849
第1回第六種優先株式	70,001	―	―	70,001
合計	56,425,850	―	―	56,425,850

2.　新株予約権に関する事項

（単位　株、百万円）
区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数			当中間連結会計期間末残高
			前連結会計年度末	当中間連結会計期間増加	当中間連結会計期間末	
連結子会社	―	―		―		27
合計						27

3. 配当に関する事項
基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が当中間連結会計期間の末日後となるもの

株式の種類	配当金の総額(百万円)	1株当たりの金額(円)
普通株式	71,515	1,269
第1回第六種優先株式	3,097	44,250

※決議:平成19年11月19日 取締役会
　配当の原資:利益剰余金
　基準日:平成19年9月30日
　効力発生日:平成19年11月19日

(中間連結キャッシュ・フロー計算書関係)

※1. 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

(金額単位　百万円)

	平成19年9月30日現在
現金預け金勘定	5,876,290
有利息預け金	△3,438,597
現金及び現金同等物	2,437,692

2. 重要な非資金取引の内容
議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他2社の資産及び負債の主な内訳は以下のとおりであります。

資産	1,504,288 百万円
(うちその他資産	548,428 百万円)
(うち支払承諾見返	891,593 百万円)
負債	1,471,831 百万円
(うち借用金	436,628 百万円)
(うち支払承諾	891,593 百万円)

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

(金額単位　百万円)

	動産	その他	合計
取得価額相当額	11,697	1,191	12,888
減価償却累計額相当額	4,973	645	5,619
中間連結会計期間末残高相当額	6,723	545	7,268

・未経過リース料中間連結会計期間末残高相当額

(金額単位　百万円)

1年内	1年超	合計
2,211	5,300	7,511

・支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,115百万円
減価償却費相当額	983百万円
支払利息相当額	128百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。
(2) 貸手側
・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

(金額単位　百万円)

	動産	その他	合計
取得価額	45,091	2,850	47,942
減価償却累計額	27,101	1,478	28,580
中間連結会計期間末残高	17,989	1,372	19,361

・未経過リース料中間連結会計期間末残高相当額

(金額単位　百万円)

1年内	1年超	合計
7,448	12,976	20,424

・受取リース料、減価償却費及び受取利息相当額

受取リース料	4,569百万円
減価償却費	3,941百万円
受取利息相当額	555百万円

・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

2. オペレーティング・リース取引
(1) 借手側
・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
10,822	45,889	56,711

(2) 貸手側
・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
460	590	1,050

なお、上記1.、2.に記載した貸手側の未経過リース料のうち3,651百万円を借用金等の担保に提供しております。

(ストック・オプション等関係)
ストック・オプションに係る当中間連結会計期間における費用計上額及び科目名
営業経費　12百万円

(開示対象特別目的会社関係)

1. 開示対象特別目的会社の概要及び開示対象特別目的会社を利用した取引の概要
当行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社(ケイマン法人及び有限責任中間法人等の形態によっております。)14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、保用枠及び流動性枠を供与しております。
特別目的会社14社の直近の決算日における資産総額(単純合算)は2,865,600百万円、負債総額(単純合算)は2,865,738百万円であります。
なお、いずれの特別目的会社についても、当行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

2. 当中間連結会計期間における特別目的会社との取引金額等

(金額単位　百万円)

	主な取引の当中間連結会計期間末残高 平成19年9月30日現在	主な損益 自 平成19年4月1日 至 平成19年9月30日	
		項目	金額
貸出金	2,158,322	貸出金利息	3,950
保用枠	859,423	役務取引等収益	1,541
流動性枠	429,459	—	—

(1株当たり情報)

1株当たり純資産額	67,409.07
1株当たり中間純利益	2,984.80
潜在株式調整後1株当たり中間純利益	2,984.74

(注)1. 1株当たり中間純利益及び潜在株式調整後1株当たり中間純利益の算定
上の基礎は、次のとおりであります。

1株当たり中間純利益	
中間純利益	171,308百万円
普通株主に帰属しない金額	3,097百万円
（うち優先配当額）	3,097百万円
普通株式に係る中間純利益	168,211百万円
普通株式の中間期中平均株式数	56,355千株
潜在株式調整後1株当たり中間純利益	
中間純利益調整額	△3百万円
（うち連結子会社及び持分法適用関連会社発行の新株予約権）	△3百万円
普通株式増加数	一千株
（うち優先株式）	一千株
希薄化効果を有しないため、潜在株式調整後1株当たり中間純利益の算定に含めなかった潜在株式の概要	―

2. 1株当たり純資産額の算定上の基礎は、次のとおりであります。

純資産の部の合計額	5,410,538百万円
純資産の部の合計額から控除する金額	1,611,642百万円
（うち優先株式）	210,003百万円
（うち優先配当額）	3,097百万円
（うち新株予約権）	27百万円
（うち少数株主持分）	1,398,514百万円
普通株式に係る中間期末の純資産額	3,798,895百万円
1株当たり純資産額の算定に用いられた中間期末の普通株式の数	56,355千株

有価証券の範囲

中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

（1）満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成19年9月末		
	中間連結貸借対照表計上額	時価	差額
国債	629,520	624,234	△5,285
地方債	97,206	95,885	△1,321
社債	386,456	383,881	△2,575
その他	5,630	5,633	2
合計	1,118,814	1,109,634	△9,179

（注）時価は、当中間連結会計期間末日における市場価格等に基づいております。

（2）その他有価証券で時価のあるもの

（金額単位　百万円）

	平成19年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
株式	1,957,354	3,691,880	1,734,525
債券	7,907,463	7,744,223	△163,239
国債	6,742,463	6,592,967	△149,495
地方債	437,521	430,861	△6,659
社債	727,478	720,394	△7,083
その他	3,731,060	3,690,084	△40,976
合計	13,595,878	15,126,188	1,530,310

（注）1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は69,468百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

　　破綻先、実質破綻先、破綻懸念先　　　時価が取得原価に比べて下落
　　要注意先　　　　　　　　　　　　　時価が取得原価に比べて30%以上下落
　　正常先　　　　　　　　　　　　　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（3）時価評価されていない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位　百万円）

	平成19年9月末
満期保有目的の債券	
売掛債権信託受益権等	1,236
その他有価証券	
非上場株式（店頭売買株式を除く）	390,023
非上場債券	2,715,372
非上場外国証券	694,949
その他	614,338

有価証券の範囲
中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

（1）満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成18年9月末		
	中間連結貸借対照表計上額	時価	差額
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,828	375,729	△4,099
その他	9,917	10,139	222
合計	1,236,726	1,220,530	△16,195

（注）時価は、当中間連結会計期間末日における市場価格等に基づいております。

（2）その他有価証券で時価のあるもの

（金額単位　百万円）

	平成18年9月末		
	取得原価	中間連結貸借対照表計上額	評価差額
株式	1,975,076	3,624,863	1,649,787
債券	9,328,369	9,152,117	△176,252
国債	7,874,685	7,719,249	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,686	4,140,944	△34,742
合計	15,479,132	16,917,925	1,438,792

（注）1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は1,243百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　　　　破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
　　　　要注意先　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　　　　正常先　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落
　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（3）時価評価されていない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位　百万円）

	平成18年9月末
満期保有目的の債券	
その他	8,667
その他有価証券	
非上場株式（店頭売買株式を除く）	472,476
非上場債券	2,729,834
非上場外国証券	473,946
その他	393,974

金銭の信託関係
（平成 19 年度中間期　自 平成 19 年 4 月 1 日　至 平成 19 年 9 月 30 日）

（1）満期保有目的の金銭の信託

該当ありません。

（2）その他の金銭の信託
（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成 19 年 9 月末		
	取得原価	中間連結貸借対照表計上額	評価差額
その他の金銭の信託	2,549	2,627	78

（注）中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

その他有価証券評価差額金
（平成 19 年度中間期　自 平成 19 年 4 月 1 日　至 平成 19 年 9 月 30 日）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

	平成 19 年 9 月末
評価差額	1,530,596
その他有価証券	1,530,518
その他の金銭の信託	78
（△）繰延税金負債	465,206
その他有価証券評価差額金（持分相当額調整前）	1,065,390
（△）少数株主持分相当額	4,301
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	683
その他有価証券評価差額金	1,061,772

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

金銭の信託関係
（平成 18 年度中間期　自 平成 18 年 4 月 1 日　至 平成 18 年 9 月 30 日）

（1）満期保有目的の金銭の信託

該当ありません。

（2）その他の金銭の信託
（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成 18 年 9 月末		
	取得原価	中間連結貸借対照表計上額	評価差額
その他の金銭の信託	2,602	2,820	217

（注）中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

その他有価証券評価差額金
（平成 18 年度中間期　自 平成 18 年 4 月 1 日　至 平成 18 年 9 月 30 日）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

	平成 18 年 9 月末
評価差額	1,439,004
その他有価証券	1,438,786
その他の金銭の信託	217
（△）繰延税金負債	584,262
その他有価証券評価差額金（持分相当額調整前）	854,741
（△）少数株主持分相当額	6,261
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,809
その他有価証券評価差額金	850,289

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

（1）金利関連取引

（金額単位 百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	金利先物	119,270,426	2,088	2,088
	金利オプション	111,548	0	0
店頭	金利先渡契約	4,584,433	△17	△17
	金利スワップ	434,852,621	84,007	84,007
	金利スワップション	8,237,708	19,422	19,422
	キャップ	45,458,961	△13,767	△13,767
	フロアー	6,222,614	△1,335	△1,335
	その他	7,231,835	22,013	22,013
合計			112,412	112,412

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（2）通貨関連取引

（金額単位 百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	22,172,254	43,572	106,075
	通貨スワップション	1,571,635	9,699	9,699
	為替予約	58,247,707	△131,623	△131,623
	通貨オプション	11,459,954	△48,197	△48,197
合計			△126,548	△64,045

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

（3）株式関連取引

（金額単位 百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	162,186	△1,981	△1,981
店頭	有価証券店頭オプション	517,185	0	0
合計			△1,981	△1,981

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（4）債券関連取引

（金額単位 百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	債券先物	3,716,029	3	3
	債券先物オプション	10,000	27	27
店頭	債券先渡契約	69,716	1,731	1,731
合計			1,762	1,762

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（5）商品関連取引

（金額単位 百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	商品先物	430	43	43
店頭	商品スワップ	556,848	83,587	83,587
	商品オプション	49,973	5,147	5,147
合計			88,777	88,777

（注）1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属等に係るものであります。

（6）クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	3,294,459	1,257	1,257
	その他	85	0	0
合計			1,257	1,257

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

三井住友銀行 中間連結財務諸表

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	金利先物	104,551,884	△951	△951
店頭	金利先渡契約	10,103,047	△516	△516
	金利スワップ	430,348,581	95,170	95,170
	金利スワップション	5,418,113	23,650	23,650
	キャップ	24,281,152	△23,902	△23,902
	フロアー	4,672,579	1,316	1,316
	その他	4,316,614	22,838	22,838
合計			117,605	117,605

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△183百万円（損失）であります。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	20,049,213	90,411	45,306
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	48,856,800	△54,205	△54,205
	通貨オプション	7,624,342	△61,336	△61,336
合計			△16,747	△61,853

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は74百万円（利益）であります。

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	89,869	△21	△21
店頭	有価証券店頭オプション	183,359	0	0
合計			△21	△21

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,860,765	△537	△537
店頭	債券先渡契約	68,993	1,693	1,693
	債券店頭オプション	104,000	△12	△12
合計			1,142	1,142

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	商品先物	14,496	△268	△268
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	43,622	5,768	5,768
合計			95,963	95,963

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	1,321,566	1,118	1,118
	その他	175	△0	△0
合計			1,117	1,117

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

三井住友銀行　中間連結財務諸表

セグメント情報

(1) 事業の種類別セグメント情報

平成19年度中間期（自 平成19年4月1日　至 平成19年9月30日）　　　　　　　　　　　　　　　　　（金額単位　百万円）

	銀行業	その他事業	計	消去又は全社	連結
I 経常収益					
(1) 外部顧客に対する経常収益	1,464,569	90,185	1,554,755	—	1,554,755
(2) セグメント間の内部経常収益	16,164	93,237	109,402	(109,402)	—
計	1,480,734	183,423	1,664,157	(109,402)	1,554,755
経常費用	1,217,392	121,741	1,339,133	(100,413)	1,238,720
経常利益	263,342	61,681	325,023	(8,988)	316,035
II 資産	101,186,366	5,751,912	106,938,279	(3,215,609)	103,722,670

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　 2. 各事業の主な内容
　　　　 (1) 銀行業…………………銀行業
　　　　 (2) その他事業…………リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　 3. 中間連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について4,556百万円、「その他事業」について1,136百万円それぞれ多く計上されております。
　　 4. 中間連結財務諸表作成のための基本となる重要な事項 4.会計処理基準に関する事項(9)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について11,716百万円減少しております。

平成18年度中間期（自 平成18年4月1日　至 平成18年9月30日）　　　　　　　　　　　　　　　　　（金額単位　百万円）

	銀行業	その他事業	計	消去又は全社	連結
I 経常収益					
(1) 外部顧客に対する経常収益	1,232,543	119,995	1,352,539	—	1,352,539
(2) セグメント間の内部経常収益	18,351	75,274	93,626	(93,626)	—
計	1,250,895	195,270	1,446,165	(93,626)	1,352,539
経常費用	936,979	181,287	1,118,267	(84,492)	1,033,774
経常利益	313,915	13,982	327,898	(9,133)	318,765
II 資産	98,852,686	4,149,535	103,002,222	(2,952,678)	100,049,543

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　 2. 各事業の主な内容
　　　　 (1) 銀行業…………………銀行業
　　　　 (2) その他事業…………リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(2) 所在地別セグメント情報

平成19年度中間期（自 平成19年4月1日　至 平成19年9月30日）　　　　　　　　　　　　　　　　（金額単位　百万円）

	日本	米州	欧州・中近東	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,174,866	137,632	130,261	111,994	1,554,755	—	1,554,755
(2) セグメント間の内部経常収益	55,983	28,270	7,912	23,667	115,833	(115,833)	—
計	1,230,850	165,902	138,174	135,662	1,670,589	(115,833)	1,554,755
経常費用	996,988	126,668	122,014	100,101	1,345,772	(107,052)	1,238,720
経常利益	233,861	39,234	16,159	35,560	324,816	(8,781)	316,035

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。
　　3. 中間連結財務諸表作成のための基本となる重要な事項　4.会計処理基準に関する事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について5,693百万円多く計上されております。
　　4. 中間連結財務諸表作成のための基本となる重要な事項　4.会計処理基準に関する事項(9)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について11,716百万円減少しております。

平成18年度中間期（自 平成18年4月1日　至 平成18年9月30日）　　　　　　　　　　　　　　　　（金額単位　百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,058,689	119,153	81,991	92,704	1,352,539	—	1,352,539
(2) セグメント間の内部経常収益	44,782	21,822	2,849	27,032	96,487	(96,487)	—
計	1,103,472	140,976	84,841	119,737	1,449,026	(96,487)	1,352,539
経常費用	856,680	101,982	68,373	95,777	1,122,813	(89,039)	1,033,774
経常利益	246,791	38,993	16,468	23,960	326,213	(7,448)	318,765

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(3) 海外経常収益

（金額単位　百万円）

	平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月1日 至 平成19年9月30日
海外経常収益	293,849	379,888
連結経常収益	1,352,539	1,554,755
海外経常収益の連結経常収益に占める割合	21.7%	24.4%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　2. 海外経常収益は、当行の海外店取引、並びに在外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

中間財務諸表

平成19年度中間期は金融商品取引法第193条の2の規定に基づき、平成18年度中間期及び平成18年度は証券取引法第193条の2の規定に基づき、当行の（中間）貸借対照表、（中間）損益計算書及び（中間）株主資本等変動計算書については、あずさ監査法人の監査証明を受けております。

中間貸借対照表

（金額単位　百万円）

科目	平成18年度中間期末 平成18年9月30日現在	平成19年度中間期末 平成19年9月30日現在	平成18年度末 平成19年3月31日現在
（資産の部）			
現金預け金	3,844,197	5,689,816 ※8	3,999,561
コールローン	1,275,484	943,504	1,003,796
買現先勘定	81,686	340,745	39,725
債券貸借取引支払保証金	1,067,359	1,014,715	2,213,314
買入手形	1,761	309,253	2,861
買入金銭債権	360,065	468,404	333,524
特定取引資産	3,085,593	2,957,227 ※8	2,914,023
金銭の信託	2,820	2,627	2,924
有価証券	22,047,445	19,860,123 ※1,2,6,16	20,060,873
貸出金	53,902,477	55,025,706 ※3,4,5,6,7,8,9	53,756,440
外国為替	868,028	876,042 ※7	835,617
その他資産	1,432,776	1,496,635 ※6	1,442,066
有形固定資産	553,697	671,833 ※10,11,15	678,581
無形固定資産	73,251	92,013	87,615
繰延税金資産	889,187	775,698	743,605
支払承諾見返	4,435,152	4,470,981	4,177,816
貸倒引当金	△771,822	△688,148	△677,573
投資損失引当金	—	—	△77,547
資産の部合計	**93,149,162**	**94,307,182**	**91,537,228**

（次ページに続く）

（中間貸借対照表続き）　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

科目	平成18年度中間期末 平成18年9月30日現在	平成19年度中間期末 平成19年9月30日現在	平成18年度末 平成19年3月31日現在
（負債の部）			
預金	66,147,242	66,379,291	66,235,002
譲渡性預金	2,393,807	2,462,170	2,574,335
コールマネー	2,547,399	2,210,169 ※8	2,291,128
売現先勘定	790,836	121,012 ※8	104,640
債券貸借取引受入担保金	3,141,635	2,727,484 ※8	1,516,342
特定取引負債	1,635,612	1,683,577	1,578,730
借用金	2,909,422	4,222,916 ※8,12	3,371,846
外国為替	333,041	339,119	329,695
社債	3,710,437	3,591,901 ※13	3,647,483
信託勘定借	50,733	45,893	65,062
その他負債	1,503,085	2,121,978	1,588,683
賞与引当金	8,277	8,654	8,892
役員退職慰労引当金	—	4,527	4,757
ポイント引当金	792	1,615	990
預金払戻引当金	—	10,839	—
特別法上の引当金	18	18 ※14	18
再評価に係る繰延税金負債	49,276	48,728 ※15	48,917
支払承諾	4,435,152	4,470,981 ※8	4,177,816
負債の部合計	**89,656,772**	**90,450,881**	**87,544,344**
（純資産の部）			
資本金	664,986	664,986	664,986
資本剰余金	1,367,548	1,367,548	1,367,548
資本準備金	665,033	665,033	665,033
その他資本剰余金	702,514	702,514	702,514
利益剰余金	677,810	825,090	761,028
その他利益剰余金	677,810	825,090	761,028
海外投資等損失準備金	0	0	0
行員退職積立金	1,656	1,656	1,656
別途準備金	219,845	219,845	219,845
繰越利益剰余金	456,308	603,589	539,526
自己株式	—	—	—
株主資本合計	2,710,345	2,857,625	2,793,563
その他有価証券評価差額金	841,657	1,057,093	1,259,814
繰延ヘッジ損益	△84,171	△82,394	△84,733
土地再評価差額金	24,558	23,976 ※15	24,240
評価・換算差額等合計	782,045	998,675	1,199,320
純資産の部合計	**3,492,390**	**3,856,300**	**3,992,884**
負債及び純資産の部合計	**93,149,162**	**94,307,182**	**91,537,228**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間損益計算書

科目	平成18年度中間期 自 平成18年4月 1 日 至 平成18年9月30日	平成19年度中間期 自 平成19年4月 1 日 至 平成19年9月30日	平成18年度 自 平成18年4月 1 日 至 平成19年3月31日
経常収益	**1,115,678**	**1,307,652**	**2,451,351**
資金運用収益	777,964	940,051	1,706,170
（うち貸出金利息）	(536,196)	(651,660)	(1,143,361)
（うち有価証券利息配当金）	(155,120)	(164,013)	(369,039)
信託報酬	1,407	2,239	3,482
役務取引等収益	219,239	221,285	465,171
特定取引収益	43,432	103,277	103,719
その他業務収益	55,870	28,602	106,725
その他経常収益	17,763	12,196 ※1	66,082
経常費用	**846,600**	**1,149,803**	**1,878,037**
資金調達費用	334,155	462,514	768,722
（うち預金利息）	(172,533)	(238,995)	(396,300)
役務取引等費用	59,752	64,128	111,754
特定取引費用	3,307	—	2,098
その他業務費用	91,580	50,325	158,207
営業経費	294,617	325,372 ※2	609,816
その他経常費用	63,187	247,462 ※3	227,438
経常利益	**269,078**	**157,849**	**573,313**
特別利益	**50,368**	**935**	**41,226**
特別損失	**21,095**	**3,574** ※4,5	**27,610**
税引前中間（当期）純利益	**298,351**	**155,209**	**586,928**
法人税、住民税及び事業税	**7,753**	**7,210**	**16,507**
法人税等調整額	**106,951**	**84,200**	**254,680**
中間（当期）純利益	**183,646**	**63,798**	**315,740**

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友銀行

中間財務諸表

平成18年度中間期（自 平成18年4月1日　至 平成18年9月30日）　　　　　　　　　　　　　（金額単位　百万円）

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年3月31日残高	664,986	665,033	702,514	1,367,548
中間会計期間中の変動額				
海外投資等損失準備金取崩				
剰余金の配当				
中間純利益				
土地再評価差額金取崩				
株主資本以外の項目の 　　中間会計期間中の変動額（純額）				
中間会計期間中の変動額合計	—	—	—	—
平成18年9月30日残高	664,986	665,033	702,514	1,367,548

（金額単位　百万円）

	株主資本						
	利益剰余金					自己株式	株主資本合計
	その他利益剰余金			繰越利益 剰余金	利益剰余金 合計		
	海外投資等 損失準備金	行員退職 積立金	別途 準備金				
平成18年3月31日残高	1	1,656	219,845	572,531	794,033	—	2,826,568
中間会計期間中の変動額							
海外投資等損失準備金取崩	△0			0	—		—
剰余金の配当				△300,027	△300,027		△300,027
中間純利益				183,646	183,646		183,646
土地再評価差額金取崩				157	157		157
株主資本以外の項目の 　　中間会計期間中の変動額（純額）							
中間会計期間中の変動額合計	△0	—	—	△116,222	△116,223	—	△116,223
平成18年9月30日残高	0	1,656	219,845	456,308	677,810	—	2,710,345

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券 評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算 差額等合計	
平成18年3月31日残高	783,491	—	24,716	808,207	3,634,776
中間会計期間中の変動額					
海外投資等損失準備金取崩					—
剰余金の配当					△300,027
中間純利益					183,646
土地再評価差額金取崩					157
株主資本以外の項目の 　　中間会計期間中の変動額（純額）	58,166	△84,171	△157	△26,162	△26,162
中間会計期間中の変動額合計	58,166	△84,171	△157	△26,162	△142,385
平成18年9月30日残高	841,657	△84,171	24,558	782,045	3,492,390

（注）記載金額は、百万円未満を切り捨てて表示しております。

三井住友銀行 中間財務諸表

平成19年度中間期（自 平成19年4月1日 至 平成19年9月30日） （金額単位 百万円）

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成19年3月31日残高	664,986	665,033	702,514	1,367,548
中間会計期間中の変動額				
中間純利益				
土地再評価差額金取崩				
株主資本以外の項目の中間会計期間中の変動額（純額）				
中間会計期間中の変動額合計	—	—	—	—
平成19年9月30日残高	664,986	665,033	702,514	1,367,548

（金額単位 百万円）

	株主資本					
	利益剰余金					株主資本合計
	その他利益剰余金				利益剰余金合計	
	海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金		
平成19年3月31日残高	0	1,656	219,845	539,526	761,028	2,793,563
中間会計期間中の変動額						
中間純利益				63,798	63,798	63,798
土地再評価差額金取崩				263	263	263
株主資本以外の項目の中間会計期間中の変動額（純額）						
中間会計期間中の変動額合計	—	—	—	64,062	64,062	64,062
平成19年9月30日残高	0	1,656	219,845	603,589	825,090	2,857,625

（金額単位 百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成19年3月31日残高	1,259,814	△84,733	24,240	1,199,320	3,992,884
中間会計期間中の変動額					
中間純利益					63,798
土地再評価差額金取崩					263
株主資本以外の項目の中間会計期間中の変動額（純額）	△202,720	2,339	△263	△200,645	△200,645
中間会計期間中の変動額合計	△202,720	2,339	△263	△200,645	△136,583
平成19年9月30日残高	1,057,093	△82,394	23,976	998,675	3,856,300

（注）記載金額は、百万円未満を切り捨てて表示しております。

平成18年度（自 平成18年4月1日　至 平成19年3月31日）　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年3月31日残高	664,986	665,033	702,514	1,367,548
事業年度中の変動額				
海外投資等損失準備金取崩				
剰余金の配当(注)1				
剰余金の配当				
当期純利益				
土地再評価差額金取崩				
株主資本以外の項目の 　　当事業年度変動額（純額）				
事業年度中の変動額合計	―	―	―	―
平成19年3月31日残高	664,986	665,033	702,514	1,367,548

（金額単位　百万円）

	株主資本						
	利益剰余金					自己株式	株主資本合計
	その他利益剰余金			繰越利益 剰余金	利益剰余金 合計		
	海外投資等 損失準備金	行員退職 積立金	別途 準備金				
平成18年3月31日残高	1	1,656	219,845	572,531	794,033	―	2,826,568
事業年度中の変動額							
海外投資等損失準備金取崩	△1			1	―		―
剰余金の配当(注)1				△300,027	△300,027		△300,027
剰余金の配当				△49,194	△49,194		△49,194
当期純利益				315,740	315,740		315,740
土地再評価差額金取崩				475	475		475
株主資本以外の項目の 　　当事業年度変動額（純額）							
事業年度中の変動額合計	△1	―	―	△33,004	△33,005	―	△33,005
平成19年3月31日残高	0	1,656	219,845	539,526	761,028	―	2,793,563

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券 評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算 差額等合計	
平成18年3月31日残高	783,491	―	24,716	808,207	3,634,776
事業年度中の変動額					
海外投資等損失準備金取崩					―
剰余金の配当(注)1					△300,027
剰余金の配当					△49,194
当期純利益					315,740
土地再評価差額金取崩					475
株主資本以外の項目の 　　当事業年度変動額（純額）	476,323	△84,733	△475	391,113	391,113
事業年度中の変動額合計	476,323	△84,733	△475	391,113	358,108
平成19年3月31日残高	1,259,814	△84,733	24,240	1,199,320	3,992,884

（注）1. 平成18年6月の定時株主総会における利益処分項目であります。
　　　2. 記載金額は、百万円未満を切り捨てて表示しております。

三井住友銀行　中間財務諸表

1. 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当中間会計期間中の受払利息等に、有価証券、金銭債権等については前事業年度末と当中間会計期間末における評価損益の増減額を、派生商品については前事業年度末と当中間会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

2. 有価証券の評価基準及び評価方法

(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。

(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。

3. デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

4. 固定資産の減価償却の方法

(1) 有形固定資産

有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。

また、主な耐用年数は次のとおりであります。

建物　　7年～50年
動産　　2年～20年

なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間貸借対照表等に与える影響は軽微であります。

また、当中間会計期間より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した事業年度の翌事業年度以後、残存簿価を5年間で均等償却しております。これによる中間貸借対照表等に与える影響は軽微であります。

(2) 無形固定資産

無形固定資産の減価償却は、定額法により償却しております。

なお、自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づいて償却しております。

5. 引当金の計上基準

(1) 貸倒引当金

貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を引当金として計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は319,472百万円であります。

(2) 賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

(3) 退職給付引当金

退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：
その発生年度の従業員の平均残存勤務期間内の一定の年数（9年）による定額法により損益処理

数理計算上の差異：
各発生年度の従業員の平均残存勤務期間内の一定の年数（9年）による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理

(4) 役員退職慰労引当金

役員退職慰労引当金は、役員（執行役員を含む）に対する退職慰労金の支払いに備えるため、内規に基づく当中間会計期間末の要支給額を計上しております。

役員退職慰労金は、従来は支出時に費用処理しておりましたが、前事業年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間会計期間は変更後の方法によった場合に比べ、経常利益及び税引前中間純利益はそれぞれ4,025百万円多く計上されております。

(5) ポイント引当金

ポイント引当金は、「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。

(6) 預金払戻引当金

預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付けで公表されたことを踏まえ、当中間会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。

この結果、従来の方法によった場合に比べ、経常利益及び税引前中間純利益は10,839百万円それぞれ減少しております。

(7) 金融商品取引責任準備金

受託等をした市場デリバティブ取引に関して生じた事故による損失の補てんに充てるため、金融商品取引法第48条の3の規定に基づき計上しております。

なお、従来、金融先物取引法第81条に基づき、金融先物取引責任準備金を計上しておりましたが、平成19年9月30日に金融商品取引法が施行されたことに伴い、当中間会計期間から金融商品取引責任準備金として計上しております。

6. 外貨建ての資産及び負債の本邦通貨への換算基準

外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。

7. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

8. ヘッジ会計の方法

・金利リスク・ヘッジ

金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は28,190百万円（税効果額控除前）、繰延ヘッジ利益の総額は20,294百万円（同前）であります。

・為替変動リスク・ヘッジ

異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・内部取引等

デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

9. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

10. 税効果会計に関する事項

中間会計期間に係る納付税額及び法人税等調整額は、当事業年度において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。

【中間財務諸表作成のための基本となる重要な事項の変更】
（金融商品に関する会計基準）

「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年6月15日付け及び同7月4日付けで一部改正され、金融商品取引法の施行日以後に終了する事業年度及び中間会計期間から適用されることになったことに伴い、当中間会計期間より改正会計基準及び実務指針を適用しております。

注記事項（平成19年度中間期　自 平成19年4月1日　至 平成19年9月30日）

（中間貸借対照表関係）

※1. 関係会社の株式及び出資総額　　　　　1,441,591百万円

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計3,156百万円含まれております。
　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は913,839百万円、当中間会計期間末に当該処分をせずに所有しているものは421,081百万円であります。

※3. 貸出金のうち、破綻先債権額は37,531百万円、延滞債権額は387,442百万円であります。
　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は24,825百万円であります。
　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は299,124百万円であります。
　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は748,924百万円であります。
　　なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は779,551百万円であります。

三井住友銀行　中間財務諸表

※8. 担保に供している資産は次のとおりであります。
担保に供している資産
現金預け金	39,665百万円
特定取引資産	600,286百万円
有価証券	4,762,253百万円
貸出金	176,078百万円

担保資産に対応する債務
コールマネー	1,065,000百万円
売現先勘定	121,012百万円
債券貸借取引受入担保金	2,411,737百万円
借用金	1,845,500百万円
支払承諾	137,925百万円

　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,158百万円、特定取引資産272,293百万円、有価証券3,181,832百万円、貸出金591,044百万円を差し入れております。
　また、その他資産のうち保証金は66,154百万円、先物取引差入証拠金は5,299百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,395,141百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが31,704,206百万円あります。
　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 有形固定資産の減価償却累計額　448,520百万円

※11. 有形固定資産の圧縮記帳額　65,523百万円
（当中間会計期間圧縮記帳額　一百万円）

※12. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,934,418百万円が含まれております。

※13. 社債には、劣後特約付社債1,985,429百万円が含まれております。

※14. 特別法上の引当金は金融商品取引責任準備金18百万円であります。

※15. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
再評価を行った年月日
平成10年3月31日及び平成14年3月31日
同法律第3条第3項に定める再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

※16. 「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する当行の保証債務の額は2,227,049百万円であります。

（中間損益計算書関係）
※1. その他経常収益には、株式等売却益8,224百万円を含んでおります。

※2. 減価償却実施額は下記のとおりであります。
有形固定資産	12,241百万円
無形固定資産	13,021百万円

※3. その他経常費用には、貸倒引当金繰入額50,553百万円、貸出金償却59,177百万円及び株式等償却111,494百万円を含んでおります。

※4. 特別損失には、減損損失3,095百万円を含んでおります。

※5. 当中間会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。
（金額単位　百万円）
地域	主な用途		種類	減損損失額
首都圏	遊休資産	11物件	土地、建物等	280
近畿圏	遊休資産	8物件	土地、建物等	2,553
その他	遊休資産	8物件	土地、建物等	262

　当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。
　当中間会計期間は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
　回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（中間株主資本等変動計算書関係）
該当ありません。

（リース取引関係）
1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額
（金額単位　百万円）
	動産	その他	合計
取得価額相当額	4,747	493	5,240
減価償却累計額相当額	1,643	282	1,925
中間会計期間末残高相当額	3,104	210	3,314

・未経過リース料中間会計期間末残高相当額
（金額単位　百万円）
1年内	1年超	合計
845	2,580	3,425

・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額
支払リース料	493百万円
減価償却費相当額	438百万円
支払利息相当額	63百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引
・未経過リース料
（金額単位　百万円）
1年内	1年超	合計
10,264	43,249	53,514

有価証券の範囲

中間貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権等も含めて記載しております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成19年9月末				
	中間貸借対照表計上額	時価	差額		
				うち益	うち損
国債	629,320	624,035	△5,285	417	5,702
地方債	97,206	95,885	△1,321	—	1,321
社債	380,456	377,921	△2,535	1	2,536
その他	1,638	1,643	4	4	—
合計	1,108,622	1,099,485	△9,137	423	9,560

（注）1. 時価は、当中間会計期間末日における市場価格等に基づいております。
　　　2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(2) 子会社株式及び関連会社株式で時価のあるもの

（金額単位　百万円）

	平成19年9月末		
	中間貸借対照表計上額	時価	差額
子会社株式	43,699	77,900	34,200
関連会社株式	110,781	108,910	△1,870
合計	154,481	186,811	32,329

（注）時価は、当中間会計期間末日における市場価格等に基づいております。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成19年9月末				
	取得原価	中間貸借対照表計上額	評価差額		
				うち益	うち損
株式	1,923,599	3,639,881	1,716,282	1,735,100	18,817
債券	6,887,618	6,729,914	△157,704	969	158,674
国債	6,016,292	5,871,764	△144,527	738	145,266
地方債	380,200	373,937	△6,262	63	6,326
社債	491,125	484,211	△6,913	167	7,081
その他	3,428,733	3,387,847	△40,886	30,994	71,881
合計	12,239,951	13,757,643	1,517,691	1,767,064	249,373

（注）1. 中間貸借対照表計上額は、株式については当中間会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　3. 上記の評価差額から繰延税金負債460,644百万円を差し引いた額1,057,047百万円が「その他有価証券評価差額金」に含まれております。
　　　4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間会計期間の損失として処理（以下、「減損処理」という。）しております。当中間会計期間におけるこの減損処理額は69,229百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

　　　破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
　　　要注意先　　時価が取得原価に比べて30％以上下落
　　　正常先　　時価が取得原価に比べて50％以上下落
　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価評価されていない有価証券の主な内容及び中間貸借対照表計上額

（金額単位　百万円）

	平成19年9月末
子会社・関連会社株式	
子会社株式	1,138,882
関連会社株式	9,696
その他	54,277
その他有価証券	
非上場株式（店頭売買株式を除く）	349,759
非上場債券	2,683,305
非上場外国証券	515,802
その他	554,378

有価証券関係 （平成18年度中間期 自 平成18年4月1日 至 平成18年9月30日）

有価証券の範囲
中間貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権も含めて記載しております。

(1)満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	平成18年9月末				
	中間貸借対照表計上額	時価	差額	うち益	うち損
国債	749,783	739,869	△9,914	153	10,067
地方債	96,997	94,594	△2,403	—	2,403
社債	379,828	375,729	△4,099	—	4,099
その他	9,687	9,908	221	221	—
合計	1,236,297	1,220,101	△16,195	374	16,570

（注）1.時価は、当中間会計期間末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(2)子会社株式及び関連会社株式で時価のあるもの

（金額単位 百万円）

	平成18年9月末		
	中間貸借対照表計上額	時価	差額
子会社株式	43,569	111,894	68,325
関連会社株式	228,334	192,785	△35,549
合計	271,903	304,679	32,776

（注）時価は、当中間会計期間末日における市場価格等に基づいております。

(3)その他有価証券で時価のあるもの

（金額単位 百万円）

	平成18年9月末				
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
株式	1,942,381	3,564,457	1,622,075	1,639,651	17,575
債券	8,584,151	8,414,999	△169,151	618	169,770
国債	7,385,376	7,236,136	△149,240	30	149,270
地方債	454,442	444,430	△10,011	213	10,224
社債	744,332	734,432	△9,899	375	10,274
その他	3,862,211	3,826,718	△35,493	29,002	64,495
合計	14,388,744	15,806,175	1,417,430	1,669,272	251,841

（注）1.中間貸借対照表計上額は、株式については当中間会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3.上記の評価差額から繰延税金負債575,902百万円を差し引いた額841,528百万円が「その他有価証券評価差額金」に含まれております。
4.その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間会計期間の損失として処理（以下、「減損処理」という。）しております。当中間会計期間におけるこの減損処理額は809百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先 時価が取得原価に比べて下落
要注意先 時価が取得原価に比べて30％以上下落
正常先 時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4)時価評価されていない有価証券の主な内容及び中間貸借対照表計上額

（金額単位 百万円）

	平成18年9月末
子会社・関連会社株式	
子会社株式	1,148,319
関連会社株式	34,043
その他	47,689
その他有価証券	
非上場株式（店頭売買株式を除く）	383,671
非上場債券	2,698,066
非上場外国証券	309,834
その他	385,291

三井住友銀行 中間財務諸表

（1）運用目的の金銭の信託

　　該当ありません。

（2）満期保有目的の金銭の信託

　　該当ありません。

（3）その他の金銭の信託
**　　（運用目的及び満期保有目的以外の金銭の信託）**

（金額単位　百万円）

| | 平成19年9月末 | | | | |
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	2,549	2,627	78	78	—

（注）1. 中間貸借対照表計上額は、当中間会計期間末日における市場価格等に基づく時価により計上したものであります。
　　　2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　3. 上記の評価差額から繰延税金負債31百万円を差し引いた額46百万円が「その他有価証券評価差額金」に含まれております。

（1）運用目的の金銭の信託

　　該当ありません。

（2）満期保有目的の金銭の信託

　　該当ありません。

（3）その他の金銭の信託
**　　（運用目的及び満期保有目的以外の金銭の信託）**

（金額単位　百万円）

| | 平成18年9月末 | | | | |
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	2,602	2,820	217	236	18

（注）1. 中間貸借対照表計上額は、当中間会計期間末日における市場価格等に基づく時価により計上したものであります。
　　　2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　3. 上記の評価差額から繰延税金負債88百万円を差し引いた額129百万円が「その他有価証券評価差額金」に含まれております。

三井住友銀行

中間財務諸表

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	金利先物	114,612,249	2,109	2,109
	金利オプション	111,548	0	0
店頭	金利先渡契約	200,000	△13	△13
	金利スワップ	385,025,868	111,578	111,578
	金利スワップション	5,373,851	16,611	16,611
	キャップ	828,135	△193	△193
	フロアー	193,050	△185	△185
合計			129,906	129,906

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	12,175,408	△90,784	△28,281
	通貨スワップション	1,571,635	9,699	9,699
	為替予約	40,936,330	4,402	4,402
	通貨オプション	11,123,417	△48,745	△48,745
合計			△125,428	△62,925

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	152,186	△2,097	△2,097
店頭	有価証券店頭オプション	34,000	―	―
合計			△2,097	△2,097

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	債券先物	3,715,929	0	0
	債券先物オプション	10,000	27	27
合計			27	27

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
取引所	商品先物	430	43	43
店頭	商品スワップ	544,929	83,542	83,542
	商品オプション	17,786	5,065	5,065
合計			88,650	88,650

(注) 1. 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成19年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	822,500	△63	△63
	その他	85	―	―
合計			△63	△63

(注) 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

三井住友銀行

中間財務諸表

（1）金利関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	金利先物	98,891,727	△945	△945
店頭	金利先渡契約	600,000	41	41
	金利スワップ	387,480,246	110,887	110,887
	金利スワップション	4,737,683	22,018	22,018
	キャップ	788,181	△649	△649
	フロアー	152,098	731	731
合計			132,084	132,084

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（2）通貨関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	11,505,177	12,725	△32,380
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	36,477,521	4,156	4,156
	通貨オプション	7,354,734	△61,858	△61,858
合計			△36,594	△81,700

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（3）株式関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	49,869	△3	△3
店頭	有価証券店頭オプション	34,000	—	—
合計			△3	△3

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（4）債券関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,860,765	△537	△537
店頭	債券店頭オプション	104,000	△12	△12
合計			△550	△550

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

（5）商品関連取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
取引所	商品先物	3,245	△275	△275
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	18,482	5,768	5,768
合計			95,956	95,956

（注）1. 上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

（6）クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	平成18年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	412,000	△30	△30
	その他	175	△0	△0
合計			△31	△31

（注）上記取引については時価評価を行い、評価損益を中間損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

三井住友銀行　中間財務諸表

損益の状況（単体）

■国内・国際業務部門別粗利益

（単位　百万円、%）

区分	平成18年度中間期			平成19年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	491,654	290,077	(3,767) 777,964	581,769	361,754	(3,471) 940,051
資金調達費用	40,140	297,781	(3,767) 334,153	121,028	344,952	(3,471) 462,509
資金運用収支	451,514	△7,703	443,810	460,740	16,801	477,542
信託報酬	1,404	2	1,407	2,239	—	2,239
役務取引等収益	181,447	37,791	219,239	177,838	43,446	221,285
役務取引等費用	52,055	7,697	59,752	54,325	9,803	64,128
役務取引等収支	129,392	30,094	159,486	123,513	33,643	157,156
特定取引収益	1,394	42,038	43,432	4,674	98,602	103,277
特定取引費用	423	2,883	3,307	—	—	—
特定取引収支	971	39,154	40,125	4,674	98,602	103,277
その他業務収益	17,812	38,057	55,870	20,034	10,949	28,602
その他業務費用	61,038	30,541	91,580	9,982	42,724	50,325
その他業務収支	△43,226	7,516	△35,709	10,051	△31,775	△21,723
業務粗利益	540,056	69,064	609,120	601,219	117,272	718,492
業務粗利益率	1.61	0.98	1.50	1.84	1.45	1.80

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
　　　2. 資金調達費用は金銭の信託運用見合費用（平成18年度中間期1百万円、平成19年度中間期4百万円）を控除して表示しております。
　　　3. 資金運用収益及び資金調達費用の合計欄の（　）内は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
　　　4. 平成19年度中間期のその他業務収益及びその他業務費用の合計欄の計数は、金融派生商品損益の純額表示に伴い、国内業務部門と国際業務部門の合算をそれぞれ2,381百万円下回っております。
　　　5. 業務粗利益率 ＝ $\dfrac{\dfrac{\text{業務粗利益}}{\text{中間期中日数}} \times \text{期中日数}}{\text{資金運用勘定平均残高}} \times 100$

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内業務部門	平成18年度中間期			平成19年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(138,041) 66,681,331	(79) 491,654	1.47%	(1,810,070) 65,082,647	(3,471) 581,769	1.78%
うち貸出金	46,712,723	388,831	1.66	46,293,116	460,283	1.98
うち有価証券	17,673,733	88,797	1.00	15,052,853	103,775	1.37
うちコールローン	417,702	553	0.26	436,482	1,518	0.69
うち買現先勘定	19,749	0	0.00	15,598	42	0.54
うち債券貸借取引支払保証金	1,431,128	1,607	0.22	1,197,510	4,082	0.67
うち買入手形	96,052	21	0.04	29,582	271	1.83
うち預け金等	47,682	60	0.25	13,042	28	0.43
資金調達勘定	68,882,326	(3,688) 40,140	0.11	66,759,383	121,028	0.36
うち預金	57,538,883	17,088	0.05	57,476,843	61,444	0.21
うち譲渡性預金	2,833,138	1,830	0.12	2,413,593	6,713	0.55
うちコールマネー	1,990,078	1,186	0.11	1,792,847	4,309	0.47
うち売現先勘定	147,951	133	0.18	53,062	144	0.54
うち債券貸借取引受入担保金	739,075	634	0.17	997,962	2,559	0.51
うち売渡手形	1,907,027	220	0.02	—	—	—
うち借用金	1,127,182	7,244	1.28	1,768,040	9,493	1.07
うち社債	2,279,763	11,478	1.00	2,136,166	12,340	1.15

（注）1. 資金運用勘定は無利息預け金の平均残高（平成18年度中間期1,312,748百万円、平成19年度中間期724,113百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成18年度中間期2,607百万円、平成19年度中間期2,564百万円）及び利息（平成18年度中間期1百万円、平成19年度中間期4百万円）を、それぞれ控除して表示しております。
　　　2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。

国際業務部門	平成18年度中間期			平成19年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	13,915,049	(3,688) 290,077	4.15%	16,041,143	361,754	4.49%
うち貸出金	5,877,660	147,364	5.00	7,245,446	191,377	5.26
うち有価証券	4,118,281	66,322	3.21	3,200,443	60,238	3.75
うちコールローン	430,005	10,424	4.83	464,031	11,611	4.99
うち買現先勘定	109,811	2,228	4.04	214,882	2,170	2.01
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち買入手形	—	—	—	—	—	—
うち預け金等	2,194,373	33,970	3.08	3,730,704	58,851	3.14
資金調達勘定	(138,041) 13,716,943	(79) 297,781	4.32	(1,810,070) 15,866,836	(3,471) 344,952	4.33
うち預金	7,814,450	155,445	3.96	8,991,413	177,550	3.93
うち譲渡性預金	518,279	13,704	5.27	631,319	17,602	5.56
うちコールマネー	259,450	5,816	4.47	331,135	7,545	4.54
うち売現先勘定	311,577	7,729	4.94	82,598	2,003	4.83
うち債券貸借取引受入担保金	1,586,886	32,400	4.07	638,429	15,834	4.94
うち売渡手形	—	—	—	—	—	—
うち借用金	1,267,882	30,396	4.78	1,647,804	43,584	5.27
うち社債	1,442,264	24,771	3.42	1,492,665	26,520	3.54

（注）1. 資金運用勘定は無利息預け金の平均残高（平成18年度中間期40,719百万円、平成19年度中間期77,252百万円）を控除して表示しております。
2. （ ）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

合計	平成18年度中間期			平成19年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	80,458,339	777,964	1.92%	79,313,721	940,051	2.36%
うち貸出金	52,590,383	536,196	2.03	53,538,562	651,660	2.42
うち有価証券	21,792,015	155,120	1.41	18,253,297	164,013	1.79
うちコールローン	847,708	10,977	2.58	900,513	13,130	2.90
うち買現先勘定	129,560	2,228	3.43	230,481	2,213	1.91
うち債券貸借取引支払保証金	1,431,128	1,607	0.22	1,197,510	4,082	0.67
うち買入手形	96,052	21	0.04	29,582	271	1.83
うち預け金等	2,242,055	34,030	3.02	3,743,747	58,880	3.13
資金調達勘定	82,461,229	334,153	0.80	80,816,149	462,509	1.14
うち預金	65,353,334	172,533	0.52	66,468,256	238,995	0.71
うち譲渡性預金	3,351,418	15,535	0.92	3,044,913	24,316	1.59
うちコールマネー	2,249,529	7,002	0.62	2,123,983	11,855	1.11
うち売現先勘定	459,529	7,863	3.41	135,661	2,148	3.15
うち債券貸借取引受入担保金	2,325,962	33,034	2.83	1,636,391	18,394	2.24
うち売渡手形	1,907,027	220	0.02	—	—	—
うち借用金	2,395,065	37,641	3.13	3,415,844	53,078	3.09
うち社債	3,722,028	36,249	1.94	3,628,831	38,860	2.13

（注）1. 資金運用勘定は無利息預け金の平均残高（平成18年度中間期1,353,468百万円、平成19年度中間期801,365百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成18年度中間期2,607百万円、平成19年度中間期2,564百万円）及び利息（平成18年度中間期1百万円、平成19年度中間期4百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。

■受取・支払利息の分析

（金額単位　百万円）

国内業務部門	平成18年度中間期			平成19年度中間期		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	7,224	△2,919	4,304	△11,787	101,902	90,115
うち貸出金	22,881	△31,918	△9,037	△3,492	74,944	71,451
うち有価証券	△12,281	27,761	15,479	△13,167	28,145	14,977
うちコールローン	18	516	535	25	939	965
うち買現先勘定	0	0	0	△0	42	42
うち債券貸借取引支払保証金	62	1,337	1,400	△262	2,737	2,475
うち買入手形	1	15	16	△14	265	250
うち預け金等	3	56	60	△43	11	△31
支払利息	△1,033	12,870	11,837	△1,237	82,125	80,888
うち預金	178	11,075	11,254	△18	44,374	44,356
うち譲渡性預金	△281	1,701	1,419	△271	5,154	4,883
うちコールマネー	3	1,159	1,163	△117	3,240	3,123
うち売現先勘定	△2	133	130	△85	96	10
うち債券貸借取引受入担保金	△135	692	556	288	1,636	1,925
うち売渡手形	△21	222	200	△220	—	△220
うち借用金	6,137	△7,562	△1,424	3,441	△1,192	2,248
うち社債	△1,270	△133	△1,404	△722	1,584	862

（金額単位　百万円）

国際業務部門	平成18年度中間期			平成19年度中間期		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	25,400	86,424	111,824	46,682	24,993	71,676
うち貸出金	26,746	35,645	62,391	35,785	8,227	44,012
うち有価証券	5,726	13,171	18,897	△14,781	8,696	△6,084
うちコールローン	2,816	3,327	6,143	843	344	1,187
うち買現先勘定	△611	1,051	440	1,061	△1,119	△57
うち預け金等	1,112	9,064	10,177	24,223	657	24,880
支払利息	24,139	90,692	114,832	46,739	432	47,171
うち預金	9,750	55,215	64,965	23,241	△1,135	22,105
うち譲渡性預金	10,876	846	11,722	3,119	778	3,897
うちコールマネー	1,854	1,846	3,701	1,632	97	1,729
うち売現先勘定	4,014	1,774	5,789	△5,558	△167	△5,726
うち債券貸借取引受入担保金	△2,572	11,905	9,333	△19,365	2,799	△16,565
うち借用金	△5,116	5,440	323	9,807	3,380	13,188
うち社債	3,337	1,677	5,014	880	868	1,749

（金額単位　百万円）

合計	平成18年度中間期			平成19年度中間期		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	23,760	91,195	114,955	△11,067	173,155	162,087
うち貸出金	23,804	29,549	53,354	9,826	105,637	115,464
うち有価証券	△11,517	45,895	34,377	△25,189	34,082	8,893
うちコールローン	3,210	3,468	6,678	712	1,440	2,153
うち買現先勘定	△1,322	1,762	440	969	△984	△15
うち債券貸借取引支払保証金	62	1,337	1,400	△262	2,737	2,475
うち買入手形	1	15	16	△14	265	250
うち預け金等	1,648	8,588	10,237	23,575	1,273	24,849
支払利息	2,574	122,921	125,495	△6,666	135,021	128,355
うち預金	3,750	72,469	76,220	2,991	63,470	66,461
うち譲渡性預金	△748	13,891	13,142	△1,420	10,202	8,781
うちコールマネー	449	4,415	4,864	△390	5,243	4,853
うち売現先勘定	999	4,920	5,919	△5,167	△547	△5,715
うち債券貸借取引受入担保金	△16,752	26,642	9,889	△8,594	△6,045	△14,640
うち売渡手形	△21	222	200	△220	—	△220
うち借用金	7,470	△8,571	△1,100	15,861	△424	15,437
うち社債	△1,280	4,891	3,610	△907	3,519	2,611

（注）残高及び利率の増減要因が重なる部分については、両者の増減割合に応じて按分しております。

三井住友銀行　損益の状況（単体）

■役務取引の状況

（金額単位　百万円）

区分	平成18年度中間期			平成19年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	181,447	37,791	219,239	177,838	43,446	221,285
うち預金・貸出業務	5,333	14,620	19,953	5,234	17,951	23,186
うち為替業務	48,209	13,505	61,715	48,177	14,368	62,545
うち証券関連業務	11,344	536	11,881	5,525	723	6,249
うち代理業務	7,276	—	7,276	6,915	—	6,915
うち保護預り・貸金庫業務	3,445	—	3,445	3,365	—	3,365
うち保証業務	10,567	3,381	13,949	11,709	3,449	15,159
役務取引等費用	52,055	7,697	59,752	54,325	9,803	64,128
うち為替業務	9,377	2,548	11,926	9,913	4,221	14,134

■特定取引の状況

（金額単位　百万円）

区分	平成18年度中間期			平成19年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	1,394	42,038	43,432	4,674	98,602	103,277
うち商品有価証券収益	—	—	—	960	—	960
うち特定取引有価証券収益	—	—	—	—	445	445
うち特定金融派生商品収益	—	42,038	42,038	—	98,157	98,157
うちその他の特定取引収益	1,394	—	1,394	3,714	—	3,714
特定取引費用	423	2,883	3,307	—	—	—
うち商品有価証券費用	423	—	423	—	—	—
うち特定取引有価証券費用	—	2,883	2,883	—	—	—
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

（注）内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■その他業務の状況

（金額単位　百万円）

区分	平成18年度中間期			平成19年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	△43,226	7,516	△35,709	10,051	△31,775	△21,723
うち国債等債券損益	△49,996	△11,696	△61,692	5,887	△12,137	△6,249
うち金融派生商品損益	△1,679	△12,176	△13,855	△2,381	2,777	396
うち外国為替売買損益	—	31,622	31,622	—	△21,472	△21,472

預金（単体）

■預金・譲渡性預金

期末残高 （金額単位　百万円）

区分		平成18年度中間期末		平成19年度中間期末	
		金額	構成比	金額	構成比
国内業務部門	流動性預金	38,905,363	64.9%	38,468,417	64.8%
	定期性預金	18,661,632	31.2	18,385,441	31.0
	その他	617,379	1.0	590,141	1.0
	計	58,184,375	97.1	57,444,001	96.8
	譲渡性預金	1,725,717	2.9	1,903,029	3.2
	合計	59,910,092	100.0	59,347,030	100.0
国際業務部門	流動性預金	4,260,722	49.4	5,126,820	54.0
	定期性預金	661,861	7.7	936,387	9.9
	その他	3,040,282	35.2	2,872,082	30.2
	計	7,962,866	92.3	8,935,290	94.1
	譲渡性預金	668,090	7.7	559,140	5.9
	合計	8,630,957	100.0	9,494,430	100.0
総合計		68,541,049	—	68,841,461	—

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　2. 定期性預金＝定期預金＋定期積金

平均残高 （金額単位　百万円）

区分		平成18年度中間期	平成19年度中間期
国内業務部門	流動性預金	39,113,285	38,513,359
	定期性預金	17,820,575	18,332,815
	その他	605,023	630,668
	計	57,538,883	57,476,843
	譲渡性預金	2,833,138	2,413,593
	合計	60,372,022	59,890,437
国際業務部門	流動性預金	4,142,352	5,277,604
	定期性預金	778,724	1,039,109
	その他	2,893,374	2,674,699
	計	7,814,450	8,991,413
	譲渡性預金	518,279	631,319
	合計	8,332,729	9,622,732
総合計		68,704,752	69,513,169

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　2. 定期性預金＝定期預金＋定期積金
　　　3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■預金者別預金残高

（金額単位　百万円）

区分	平成18年度中間期末		平成19年度中間期末	
	金額	構成比	金額	構成比
個人預金	33,815,971	53.9%	33,582,089	54.1%
法人預金	28,883,451	46.1	28,537,903	45.9
預金残高	62,699,422	100.0	62,119,992	100.0

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

■投資信託純資産残高

（金額単位　百万円）

区分	平成18年度中間期末	平成19年度中間期末
個人	2,963,395	3,622,630
法人	116,839	155,045
合計	3,080,234	3,777,675

（注）投資信託純資産残高は約定基準で、（中間）期末の各ファンドの純資産額に基づいて計上しております。

■定期預金の残存期間別残高

（金額単位　百万円）

区分			平成18年度中間期末	平成19年度中間期末
3カ月未満		固定金利定期預金	5,397,661	5,660,564
		変動金利定期預金	—	8,600
		その他	597,042	822,094
	定期預金		5,994,704	6,491,258
3カ月以上 6カ月未満		固定金利定期預金	4,019,733	3,508,909
		変動金利定期預金	—	1,200
		その他	39,941	82,938
	定期預金		4,059,675	3,593,047
6カ月以上 1年未満		固定金利定期預金	4,784,751	4,881,587
		変動金利定期預金	—	3,100
		その他	14,662	14,339
	定期預金		4,799,413	4,899,026
1年以上 2年未満		固定金利定期預金	1,433,381	1,478,728
		変動金利定期預金	5,100	15,750
		その他	4,824	10,191
	定期預金		1,443,306	1,504,669
2年以上 3年未満		固定金利定期預金	1,378,361	1,351,652
		変動金利定期預金	15,650	13,547
		その他	5,385	6,246
	定期預金		1,399,396	1,371,446
3年以上		固定金利定期預金	1,222,852	963,026
		変動金利定期預金	404,090	498,728
		その他	4	577
	定期預金		1,626,947	1,462,332
合計		固定金利定期預金	18,236,742	17,844,468
		変動金利定期預金	424,840	540,926
		その他	661,861	936,387
	定期預金		19,323,444	19,321,781

（注）本表の預金残高には、積立定期預金を含めておりません。

三井住友銀行　預金（単体）

貸出（単体）

■貸出金残高

期末残高 (金額単位 百万円)

区分		平成18年度中間期末	平成19年度中間期末
国内業務部門	手形貸付	2,626,168	2,173,708
	証書貸付	35,565,892	34,544,331
	当座貸越	9,133,649	10,009,181
	割引手形	345,865	319,175
	計	47,671,576	47,046,397
国際業務部門	手形貸付	539,420	605,369
	証書貸付	5,578,851	7,272,621
	当座貸越	105,297	96,740
	割引手形	7,331	4,578
	計	6,230,901	7,979,308
合計		53,902,477	55,025,706

平均残高 (金額単位 百万円)

区分		平成18年度中間期	平成19年度中間期
国内業務部門	手形貸付	2,653,559	2,227,990
	証書貸付	35,283,246	34,489,153
	当座貸越	8,459,819	9,288,742
	割引手形	316,097	287,230
	計	46,712,723	46,293,116
国際業務部門	手形貸付	523,467	589,166
	証書貸付	5,226,118	6,541,938
	当座貸越	120,451	106,780
	割引手形	7,623	7,561
	計	5,877,660	7,245,446
合計		52,590,383	53,538,562

(注) 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■貸出金使途別残高

(金額単位 百万円)

区分	平成18年度中間期末		平成19年度中間期末	
	金額	構成比	金額	構成比
設備資金	20,771,364	38.5%	20,645,950	37.5%
運転資金	33,131,113	61.5	34,379,756	62.5
合計	53,902,477	100.0	55,025,706	100.0

■貸出金の担保別内訳

(金額単位 百万円)

区分	平成18年度中間期末	平成19年度中間期末
有価証券	874,129	736,419
債権	1,111,344	1,076,954
商品	—	3,559
不動産	6,714,799	6,750,429
その他	321,385	352,385
計	9,021,658	8,919,748
保証	22,378,312	21,678,011
信用	22,502,506	24,427,946
合計	53,902,477	55,025,706

■貸出金の残存期間別残高

（金額単位　百万円）

区分		平成18年度中間期末	平成19年度中間期末
1年以下	貸出金	9,174,988	8,670,520
	うち変動金利 うち固定金利		
1年超 3年以下	貸出金	8,080,316	7,771,396
	うち変動金利 うち固定金利	6,480,275 1,600,040	6,036,533 1,734,862
3年超 5年以下	貸出金	7,640,441	8,133,120
	うち変動金利 うち固定金利	6,155,250 1,485,190	6,380,694 1,752,425
5年超 7年以下	貸出金	3,221,954	3,299,724
	うち変動金利 うち固定金利	2,626,719 595,235	2,621,254 678,469
7年超	貸出金	16,545,829	17,045,023
	うち変動金利 うち固定金利	15,555,837 989,991	16,067,418 977,605
期間の定めの ないもの	貸出金	9,238,947	10,105,921
	うち変動金利 うち固定金利	9,238,947 —	10,105,921 —
合計		53,902,477	55,025,706

（注）残存期間1年以下の貸出金については、変動金利、固定金利の区別をしておりません。

■貸出金の業種別構成

（金額単位　百万円）

区分		平成18年度中間期末		平成19年度中間期末	
		金額	構成比	金額	構成比
国内 （除く特別国際 金融取引勘定分）	製造業	5,215,867	10.8%	5,261,991	11.0%
	農業、林業、漁業及び鉱業	132,045	0.3	131,141	0.3
	建設業	1,209,362	2.5	1,210,515	2.5
	運輸、情報通信、公益事業	2,786,748	5.7	2,789,203	5.8
	卸売・小売業	5,060,573	10.4	5,000,850	10.4
	金融・保険業	5,523,470	11.4	6,140,831	12.8
	不動産業	6,407,086	13.2	6,639,329	13.8
	各種サービス業	5,943,919	12.2	5,435,176	11.3
	地方公共団体	522,672	1.1	574,422	1.2
	その他	15,696,483	32.4	14,861,648	30.9
	合計	48,498,229	100.0	48,045,111	100.0
海外及び特別国際 金融取引勘定分	政府等	25,386	0.5	28,296	0.4
	金融機関	297,156	5.5	351,068	5.0
	商工業	4,813,446	89.1	6,236,774	89.4
	その他	268,257	4.9	364,455	5.2
	合計	5,404,247	100.0	6,980,595	100.0
総合計		53,902,477	—	55,025,706	—

（注）「国内」とは国内店であり、「海外」とは海外店であります。

■個人・中小企業等に対する貸出金及び割合

(単位 百万円、%)

区分	平成18年度中間期末	平成19年度中間期末
総貸出金残高(A)	48,498,229	48,045,111
中小企業等貸出金残高(B)	36,114,517	36,338,166
(B)／(A)	74.5	75.6

(注) 1. 貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。
　　 2. 中小企業等とは、資本金3億円(ただし、卸売業は1億円、小売業、サービス業は5千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

■消費者ローン残高

(金額単位 百万円)

区分	平成18年度中間期末	平成19年度中間期末
消費者ローン残高	14,531,670	14,442,717
住宅ローン残高	13,583,819	13,507,255
うち自己居住用の住宅ローン残高	9,915,204	9,890,492
その他ローン残高	947,851	935,461

(注) 住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

■貸倒引当金明細表

平成18年度中間期

(金額単位 百万円)

区分	前期末残高	中間期増加額	中間期減少額		中間期末残高	摘要
			目的使用	その他		
一般貸倒引当金	(△471) 573,007	553,458	―	*573,007	553,458	*洗替による取崩額
個別貸倒引当金	(△12) 241,558	216,056	31,767	*209,791	216,056	*洗替による取崩額
特定海外債権引当勘定	2,354	2,307	―	* 2,354	2,307	*洗替による取崩額
計	(△483) 816,920	771,822	31,767	785,153	771,822	

(注) ( )内は為替換算差額であります。

平成19年度中間期

(金額単位 百万円)

区分	前期末残高	中間期増加額	中間期減少額		中間期末残高	摘要
			目的使用	その他		
一般貸倒引当金	(208) 530,598	538,592	―	*530,598	538,592	*洗替による取崩額
個別貸倒引当金	(3) 144,821	149,555	39,766	*105,054	149,555	*洗替による取崩額
特定海外債権引当勘定	1,941	0	―	* 1,941	0	*洗替による取崩額
計	(211) 677,361	688,148	39,766	637,594	688,148	

(注) ( )内は為替換算差額であります。

■貸出金償却額

(金額単位 百万円)

区分	平成18年度中間期	平成19年度中間期
貸出金償却額	39,937	59,177

(注) 直接減額を含んでおります。

■ 特定海外債権残高

（金額単位　百万円）

国別	平成18年度中間期末	平成19年度中間期末
インドネシア	34,803	—
アルゼンチン	2	3
合計	34,806	3
資産の総額に対する割合	0.03%	0.00%
国数	2カ国	1カ国

■ リスク管理債権（連結・単体）

連結

（金額単位　百万円）

区分	平成18年度中間期末	平成19年度中間期末	平成18年度末
破綻先債権①	65,026	59,358	60,068
延滞債権②	620,473	518,766	488,812
3カ月以上延滞債権③	36,865	31,769	22,018
貸出条件緩和債権④	406,751	441,311	476,665
合計	1,129,117	1,051,206	1,047,566

単体

（金額単位　百万円）

区分	平成18年度中間期末	平成19年度中間期末	平成18年度末
破綻先債権①	42,129	37,531	33,754
延滞債権②	485,764	387,442	357,632
3カ月以上延滞債権③	33,648	24,825	20,543
貸出条件緩和債権④	271,960	299,124	309,133
合計	833,503	748,924	721,064

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金

②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金

③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）

④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）

■ 金融再生法に基づく開示債権（単体）

（金額単位　億円）

区分	平成18年度中間期末	平成19年度中間期末	平成18年度末
破産更生債権及びこれらに準ずる債権①	1,360	1,093	1,089
危険債権②	4,251	3,404	3,001
要管理債権③	3,056	3,239	3,297
（小計）	(8,667)	(7,736)	(7,387)
正常債権④	584,421	619,646	605,422
合計	593,088	627,382	612,809

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第7条に基づき開示するものであり、同法第6条に基づき、（中間）貸借対照表の社債（当該社債を有する金融機関がその元本の償還及び利息の支払の全部又は一部について保証しているものであって、当該社債の発行が金融商品取引法（昭和23年法律第25号）第2条第3項に規定する有価証券の私募によるものに限る。）、貸出金、外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定に計上されるもの並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券（使用貸借又は賃貸借契約によるものに限る。）について、債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

なお、金融再生法開示債権の対象は、平成18年度中間期末は、貸出金、外国為替、その他資産中の未収利息及び仮払金、支払承諾見返及び有価証券の貸付けを行っている場合のその有価証券でありましたが、「金融機能の再生のための緊急措置に関する法律施行規則」の改正に伴い、平成18年度末より自行保証付私募債（当行がその元本の償還及び利息の支払の全部又は一部について保証している私募による社債）を新たに開示債権の対象に加えております。

①「破産更生債権及びこれらに準ずる債権」：破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権

②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権

③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権（除く①、②）

④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権

三井住友銀行　貸出（単体）

証券（単体）

■有価証券残高

期末残高 （金額単位　百万円）

区分		平成18年度中間期末	平成19年度中間期末
国内業務部門	国債	7,985,919	6,501,085
	地方債	541,427	471,144
	社債	3,812,327	3,547,974
	株式	4,539,778	4,443,291
	その他	967,351	797,818
	うち外国債券		
	うち外国株式		
	計	17,846,805	15,761,314
国際業務部門	国債	—	—
	地方債	—	—
	社債	—	—
	株式	—	—
	その他	4,200,640	4,098,809
	うち外国債券	2,967,430	2,798,717
	うち外国株式	1,233,209	1,300,091
	計	4,200,640	4,098,809
合計		22,047,445	19,860,123

平均残高 （金額単位　百万円）

区分		平成18年度中間期	平成19年度中間期
国内業務部門	国債	9,551,449	7,068,660
	地方債	556,969	512,238
	社債	3,740,184	3,720,153
	株式	2,910,406	2,897,546
	その他	914,724	854,254
	うち外国債券		
	うち外国株式		
	計	17,673,733	15,052,853
国際業務部門	国債	—	—
	地方債	—	—
	社債	—	—
	株式	—	—
	その他	4,118,281	3,200,443
	うち外国債券	2,880,924	1,893,742
	うち外国株式	1,237,356	1,306,701
	計	4,118,281	3,200,443
合計		21,792,015	18,253,297

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■有価証券残存期間別残高

（金額単位　百万円）

区分		平成18年度中間期末	平成19年度中間期末
1年以下	国債	3,719,628	1,968,015
	地方債	38,570	99,771
	社債	509,253	420,765
	その他	1,034,674	379,588
	うち外国債券	980,998	327,392
	うち外国株式	—	—
1年超3年以下	国債	64,985	332,190
	地方債	125,006	76,510
	社債	1,021,126	1,097,559
	その他	567,480	792,651
	うち外国債券	516,729	736,074
	うち外国株式	—	914
3年超5年以下	国債	991,821	912,244
	地方債	62,685	11,626
	社債	1,174,940	875,157
	その他	472,105	803,854
	うち外国債券	361,684	723,702
	うち外国株式	13,650	—
5年超7年以下	国債	583,990	333,802
	地方債	212,684	200,516
	社債	618,922	638,041
	その他	128,415	163,514
	うち外国債券	86,187	122,426
	うち外国株式	—	8,360
7年超10年以下	国債	224,614	1,102,639
	地方債	102,044	82,315
	社債	383,714	426,005
	その他	711,309	433,027
	うち外国債券	582,370	367,187
	うち外国株式	7,464	—
10年超	国債	2,400,878	1,852,192
	地方債	436	405
	社債	104,370	90,443
	その他	524,171	760,442
	うち外国債券	408,638	521,934
	うち外国株式	106,657	238,506
期間の定めのないもの	国債	—	—
	地方債	—	—
	社債	—	—
	株式	4,539,778	4,443,291
	その他	1,729,834	1,563,549
	うち外国債券	30,822	—
	うち外国株式	1,105,437	1,052,310
合計	国債	7,985,919	6,501,085
	地方債	541,427	471,144
	社債	3,812,327	3,547,974
	株式	4,539,778	4,443,291
	その他	5,167,991	4,896,627
	うち外国債券	2,967,430	2,798,717
	うち外国株式	1,233,209	1,300,091

諸比率（単体）

■ 利益率

区分	平成18年度中間期	平成19年度中間期
総資産経常利益率	0.58	0.34
資本経常利益率	19.83	8.30
総資産中間純利益率	0.39	0.14
資本中間純利益率	13.53	3.25

(注) 1. 総資産経常利益率 ＝ $\dfrac{\frac{経常利益}{中間期中日数}×期中日数}{総資産(除く支払承諾見返)平均残高}×100$

2. 資本経常利益率 ＝ $\dfrac{\frac{(経常利益－優先株式配当金総額)}{中間期中日数}×期中日数}{[(期首純資産(除く優先株式))＋(期末純資産(除く優先株式))]÷2}×100$

3. 総資産中間純利益率 ＝ $\dfrac{\frac{中間純利益}{中間期中日数}×期中日数}{総資産(除く支払承諾見返)平均残高}×100$

4. 資本中間純利益率 ＝ $\dfrac{\frac{(中間純利益－優先株式配当金総額)}{中間期中日数}×期中日数}{[(期首純資産(除く優先株式))＋(期末純資産(除く優先株式))]÷2}×100$

■ 利鞘

（単位　％）

区分		平成18年度中間期	平成19年度中間期
国内業務部門	資金運用利回り	1.47	1.78
	資金調達原価	0.88	1.21
	総資金利鞘	0.59	0.57
国際業務部門	資金運用利回り	4.15	4.49
	資金調達原価	4.79	4.83
	総資金利鞘	△0.64	△0.34
合計	資金運用利回り	1.92	2.36
	資金調達原価	1.52	1.94
	総資金利鞘	0.40	0.42

■ 預貸率

（単位　百万円、％）

区分			平成18年度中間期末	平成19年度中間期末
国内業務部門	貸出金	(A)	47,671,576	47,046,397
	預金	(B)	59,910,092	59,347,030
	預貸率	(A)/(B)	79.57	79.27
		期中平均	77.37	77.29
国際業務部門	貸出金	(A)	6,230,901	7,979,308
	預金	(B)	8,630,957	9,494,430
	預貸率	(A)/(B)	72.19	84.04
		期中平均	70.53	75.29
合計	貸出金	(A)	53,902,477	55,025,706
	預金	(B)	68,541,049	68,841,461
	預貸率	(A)/(B)	78.64	79.93
		期中平均	76.54	77.01

(注) 預金には譲渡性預金を含めております。

■ 預証率

（単位　百万円、％）

区分			平成18年度中間期末	平成19年度中間期末
国内業務部門	有価証券	(A)	17,846,805	15,761,314
	預金	(B)	59,910,092	59,347,030
	預証率	(A)/(B)	29.78	26.55
		期中平均	29.27	25.13
国際業務部門	有価証券	(A)	4,200,640	4,098,809
	預金	(B)	8,630,957	9,494,430
	預証率	(A)/(B)	48.66	43.17
		期中平均	49.42	33.25
合計	有価証券	(A)	22,047,445	19,860,123
	預金	(B)	68,541,049	68,841,461
	預証率	(A)/(B)	32.16	28.84
		期中平均	31.71	26.25

(注) 預金には譲渡性預金を含めております。

資本の状況（単体）

■ 資本金・株式の総数等 （平成19年9月30日現在）

資本金   664,986百万円

発行済株式の内容	普通株式	56,355,849株
	第1回第六種優先株式	70,001株
	計	56,425,850株

（注）上記株式は金融商品取引所に上場されておりません。

■ 議決権の状況

① 発行済株式

区分	株式数	議決権の数
無議決権株式	優先株式　　70,001株	一個
議決権制限株式（自己株式等）	—	—
議決権制限株式（その他）	—	—
完全議決権株式（自己株式等）	—	—
完全議決権株式（その他）	普通株式　56,355,849	56,355,849
発行済株式総数	56,425,850	—
総株主の議決権	—	56,355,849

② 自己株式等

該当ありません。

■ 大株主

① 普通株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	56,355,849株	100.00%

② 第1回第六種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	70,001株	100.00%

その他（単体）

■ 支払承諾見返の担保別内訳

（金額単位　百万円）

区分	平成18年度中間期末	平成19年度中間期末
有価証券	22,858	11,903
債権	26,882	29,973
商品	4,785	5,737
不動産	60,251	66,850
その他	22,103	22,503
計	136,882	136,967
保証	546,882	590,439
信用	3,751,388	3,743,574
合計	4,435,152	4,470,981

信託業務の状況（単体）

■信託財産残高表

(金額単位　百万円)

科目	平成18年度中間期末	平成19年度中間期末
（資産）		
貸出金	8,080	4,150
証書貸付	8,080	4,150
有価証券	241,904	285,533
国債	137,899	190,415
社債	12,000	12,000
外国証券	92,004	82,818
その他の証券	―	300
受託有価証券	33,297	3,274
金銭債権	708,378	660,147
住宅貸付債権	131,785	115,393
その他の金銭債権	576,593	544,754
有形固定資産	―	84
動産	―	84
その他債権	1,009	1,332
銀行勘定貸	50,733	45,893
現金預け金	245,401	27,401
預け金	245,401	27,401
資産合計	1,288,805	1,027,818
（負債）		
指定金銭信託	430,714	262,943
特定金銭信託	98,973	88,254
金銭信託以外の金銭の信託	―	45
有価証券の信託	33,297	3,274
金銭債権の信託	595,876	560,068
包括信託	129,944	113,230
負債合計	1,288,805	1,027,818

(注) 1. 記載金額は、百万円未満を切り捨てて表示しております。
　　 2. 共同信託他社管理財産はありません。
　　 3. 元本補てん契約のある信託については取り扱っておりません。
　　 4. 金銭評価の困難な信託は除いております。

■金銭信託等の受託残高

(金額単位　百万円)

区分	平成18年度中間期末	平成19年度中間期末
金銭信託	529,687	351,198
年金信託	―	―
財産形成給付信託	―	―
貸付信託	―	―
合計	529,687	351,198

(注) 金銭信託等とは、金銭信託、年金信託、財産形成給付信託及び貸付信託であります。

■元本補てん契約のある信託の種類別受託残高

該当ありません。

■元本補てん契約のある信託に係る貸出金のリスク管理債権

該当ありません。

■信託期間別元本残高

（金額単位　百万円）

区分	平成18年度中間期末	平成19年度中間期末
金銭信託		
1年未満	80,378	2,958
1年以上2年未満	8,758	29,719
2年以上5年未満	286,063	48,511
5年以上	148,821	265,134
その他のもの	—	—
合計	524,021	346,324
貸付信託		
1年未満	—	—
1年以上2年未満	—	—
2年以上5年未満	—	—
5年以上	—	—
その他のもの	—	—
合計	—	—

■金銭信託等の運用状況

（金額単位　百万円）

区分	平成18年度中間期末	平成19年度中間期末
金銭信託		
貸出金	8,080	4,150
有価証券	241,904	285,533
合計	249,984	289,683
年金信託		
貸出金	—	—
有価証券	—	—
合計	—	—
財産形成給付信託		
貸出金	—	—
有価証券	—	—
合計	—	—
貸付信託		
貸出金	—	—
有価証券	—	—
合計	—	—
貸出金合計	8,080	4,150
有価証券合計	241,904	285,533
貸出金及び有価証券合計	249,984	289,683

■貸出金の科目別残高

（金額単位　百万円）

区分	平成18年度中間期末	平成19年度中間期末
証書貸付	8,080	4,150
手形貸付	—	—
割引手形	—	—
合計	8,080	4,150

■貸出金の契約期間別残高

（金額単位　百万円）

区分	平成18年度中間期末	平成19年度中間期末
1年以下	1,580	1,150
1年超3年以下	1,300	800
3年超5年以下	4,000	1,000
5年超7年以下	—	—
7年超	1,200	1,200
合計	8,080	4,150

■貸出金の担保別残高

(金額単位　百万円)

区分	平成18年度中間期末	平成19年度中間期末
有価証券	—	—
債権	—	—
土地建物	—	—
工場	—	—
財団	—	—
船舶	—	—
その他	—	—
計	—	—
保証	3,000	300
信用	5,080	3,850
合計	8,080	4,150

■貸出金の使途別内訳

(金額単位　百万円)

区分	平成18年度中間期末		平成19年度中間期末	
	金額	構成比	金額	構成比
設備資金	4,000	49.50%	1,000	24.10%
運転資金	4,080	50.50	3,150	75.90
合計	8,080	100.00	4,150	100.00

■貸出金の業種別内訳

(金額単位　百万円)

区分	平成18年度中間期末		平成19年度中間期末	
	金額	構成比	金額	構成比
製造業	1,000	12.38%	1,000	24.10%
農業、林業、漁業及び鉱業	—	—	—	—
建設業	—	—	—	—
運輸、情報通信、公益事業	4,880	60.39	1,450	34.94
卸売・小売業	1,000	12.38	—	—
金融・保険業	1,200	14.85	1,200	28.91
不動産業	—	—	—	—
各種サービス業	—	—	500	12.05
地方公共団体	—	—	—	—
その他	—	—	—	—
合計	8,080	100.00	4,150	100.00

■中小企業等に対する貸出金状況

(単位　百万円、件、％)

区分	平成18年度中間期末	平成19年度中間期末
中小企業等貸出金残高①	4,880	1,450
総貸出金残高②	8,080	4,150
中小企業等貸出金比率①/②	60.39	34.93
中小企業等貸出先件数③	5	3
総貸出先件数④	8	6
中小企業等貸出先件数比率③/④	62.50	50.00

(注) 中小企業等とは、資本金3億円(ただし、卸売業は1億円、小売業、サービス業は5千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

■金銭信託等に係る有価証券残高

(金額単位　百万円)

区分	平成18年度中間期末		平成19年度中間期末	
	金額	構成比	金額	構成比
国債	137,899	57.01%	190,415	66.69%
地方債	—	—	—	—
短期社債	—	—	—	—
社債	12,000	4.96	12,000	4.20
株式	—	—	—	—
その他の証券	92,004	38.03	83,118	29.11
合計	241,904	100.00	285,533	100.00

三井住友銀行　信託業務の状況（単体）

自己資本比率に関する事項

自己資本比率は、平成18年度末から「銀行法第14条の2の規定に基づき、銀行がその保有する資産等に照らし自己資本の充実の状況が適当であるかどうかを判断するための基準」（平成18年金融庁告示第19号。以下、「自己資本比率告示」という。）に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。なお、平成18年度中間期末は「銀行法第14条の2の規定に基づき自己資本比率の基準を定める件」（平成5年大蔵省告示第55号。以下、「旧自己資本比率告示」という。）に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

当行は、国際統一基準を適用のうえ、信用リスク・アセットの額の算出においては基礎的内部格付手法を採用するとともに、マーケット・リスク規制を導入しております。

なお、平成18年度末より新しい自己資本比率規制が適用されたことから、「自己資本比率に関する事項」においては、原則、平成19年度中間期及び平成18年度の記載をしております。また、「自己資本比率に関する事項」については、自己資本比率告示等に基づいて作成しており、「自己資本比率に関する事項」以外で用いられる用語とは内容が異なる場合があります。

連結自己資本比率に関する事項

■連結の範囲に関する事項

控除項目対象会社のうち、規制上の所要自己資本を下回る会社名称、下回った額の総額
該当ありません。

■自己資本の構成に関する事項（連結自己資本比率（国際統一基準））

当行は連結自己資本比率の算定に関し、平成18年度末から「自己資本比率の算定に関する合意された手続による調査業務を実施する場合の取扱い」（日本公認会計士協会業種別委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。平成18年度中間期末は、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。

なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、連結自己資本比率の算定に係る内部管理体制の一部について、外部監査人が、当行との間で合意された手続によって調査した結果を当行宛に報告するものであります。外部監査人が連結自己資本比率そのものの適正性や連結自己資本比率の算定に係る内部統制について意見表明するものではありません。

(金額単位　百万円)

項目			平成18年度中間期末	平成19年度中間期末	平成18年度末
基本的項目 (Tier 1)	資本金		664,986	664,986	664,986
	うち非累積的永久優先株(注)1		—	—	—
	新株式申込証拠金		—	—	—
	資本剰余金		1,603,512	1,603,512	1,603,512
	利益剰余金		448,757	753,192	581,619
	自己株式(△)		—	—	—
	自己株式申込証拠金		—	—	—
	社外流出予定額(△)		—	74,613	—
	その他有価証券の評価差損(△)		—	—	—
	為替換算調整勘定		△52,757	△15,571	△37,194
	新株予約権		4	27	14
	連結子会社の少数株主持分		1,025,875	1,394,544	1,374,169
	うち海外特別目的会社の発行する優先出資証券(※)		835,970	1,151,737	1,159,585
	営業権相当額(△)		5	3	4
	のれん相当額(△)		—	—	—
	企業結合等により計上される無形固定資産相当額(△)		—	—	—
	証券化取引に伴い増加した自己資本相当額(△)		—	41,372	40,057
	期待損失額が適格引当金を上回る額の50%相当額(△)		—	—	—
	繰延税金資産の控除前の[基本的項目]計(上記各項目の合計額)		3,690,374	4,284,702	4,147,047
	繰延税金資産の控除金額(△)(注)2		—	—	—
	計	(A)	3,690,374	4,284,702	4,147,047
	うちステップ・アップ金利条項付の優先出資証券(注)3		212,220	527,987	535,835
補完的項目 (Tier 2)	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		648,516	689,175	830,321
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		39,709	39,163	39,367
	一般貸倒引当金		694,015	40,867	28,115
	適格引当金が期待損失額を上回る額		—	212,471	193,977
	負債性資本調達手段等		2,595,141	2,507,177	2,564,195
	うち永久劣後債務(注)4		1,126,153	1,055,578	1,114,044
	うち期限付劣後債務及び期限付優先株(注)5		1,468,987	1,451,598	1,450,150
	計		3,977,382	3,488,855	3,655,976
	うち自己資本への算入額	(B)	3,690,374	3,488,855	3,655,976
準補完的項目 (Tier 3)	短期劣後債務		—	—	—
	うち自己資本への算入額	(C)	—	—	—
控除項目	控除項目(注)6	(D)	264,544	383,831	320,319
自己資本額	(A)+(B)+(C)−(D)	(E)	7,116,203	7,389,727	7,482,705
リスク・アセット等	資産(オン・バランス)項目		58,769,353	46,718,754	44,878,966
	オフ・バランス取引等項目		6,363,767	10,508,263	8,756,301
	信用リスク・アセットの額	(F)	65,133,120	57,227,017	53,635,267
	マーケット・リスク相当額に係る額((H)/8%)	(G)	364,429	362,303	401,455
	(参考)マーケット・リスク相当額	(H)	29,154	28,984	32,116
	オペレーショナル・リスク相当額に係る額((J)/8%)	(I)	—	3,691,228	3,701,598
	(参考)オペレーショナル・リスク相当額	(J)	—	295,298	296,127
	旧所要自己資本の額に自己資本比率告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	—	—	—
	計 ((F)+(G)+(I)+(K))	(L)	65,497,549	61,280,548	57,738,321
連結自己資本比率(国際統一基準)=(E)/(L)×100(%)			10.86%	12.05%	12.95%
Tier 1比率=(A)/(L)×100(%)			5.63%	6.99%	7.18%
連結総所要自己資本額=(L)×8%			—	4,902,443	4,619,065

(注) 1. 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成18年度中間期末現在405,003百万円、平成19年度中間期末現在210,003百万円、平成18年度末現在210,003百万円であります。

2. 繰延税金資産の純額に相当する額は平成18年度中間期末現在898,540百万円、平成19年度中間期末現在794,575百万円、平成18年度末現在754,912百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成18年度中間期末現在1,476,149百万円、平成19年度中間期末現在1,285,410百万円、平成18年度末現在1,244,114百万円であります。

3. 自己資本比率告示第5条第2項(旧自己資本比率告示第4条第2項)に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。なお、基本的項目の額に対する当該優先出資証券の額の割合は平成18年度中間期末現在5.75%、平成19年度中間期末現在12.32%、平成18年度末現在12.92%であります。

4. 自己資本比率告示第6条第1項第4号(旧自己資本比率告示第5条第1項第4号)に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
 (1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
 (2) 一定の場合を除き、償還されないものであること。
 (3) 業務を継続しながら損失の補てんに充当されるものであること。
 (4) 利払い義務の延期が認められるものであること。

5. 自己資本比率告示第6条第1項第5号及び第6号（旧自己資本比率告示第5条第1項第5号及び第6号）に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。
6. 自己資本比率告示第8条第1項第1号から第6号（旧自己資本比率告示第7条第1項）に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額、及び第2号（旧自己資本比率告示第7条第1項第2号）に規定するものに対する投資に相当する額が含まれております。

（※）
「連結自己資本比率（国際統一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、当行及び株式会社関西アーバン銀行の海外特別目的会社が発行している以下の6件の優先出資証券が含まれております。

1. 当行の海外特別目的会社が発行している優先出資証券の概要

	SB Treasury Company L. L. C. ("SBTC-LLC")	SB Equity Securities (Cayman), Limited ("SBES")	Sakura Preferred Capital (Cayman) Limited ("SPCL")
発行体			
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年6月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年1月以降の各配当支払日（ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1　　315,000百万円 Series A-2　　5,000百万円 Series B　　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　　25,000百万円
払込日	平成10年2月18日	Series A-1　平成11年2月26日 Series A-2　平成11年3月26日 Series B　　平成11年3月1日	Initial Series　平成10年12月24日 Series B　　平成11年3月30日
配当率	固定（ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップ・アップ金利が付される）	Series A-1　変動（金利ステップ・アップなし） Series A-2　変動（金利ステップ・アップなし） Series B　　固定（ただし平成21年6月の配当支払日以降は変動配当。金利ステップ・アップなし）	Initial Series　変動（金利ステップ・アップなし） Series B　　変動（金利ステップ・アップなし）
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日（休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行が自己資本比率／Tier 1比率の最低水準を達成できない場合（ただし配当停止は当行の任意） ②当行につき、清算、破産又は清算的会社更生が開始された場合 ③当行優先株式[注]2又は普通株式への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①「損失吸収事由[注]1」が発生した場合 ②当行優先株式[注]2への配当が停止された場合 ③当行の配当可能利益が、当行優先株式[注]2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株式への配当が停止され、かつ当行が本優先出資証券[注]3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行優先株式[注]2について当行直近事業年度の配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合（ただし、下記の強制配当事由の不存在を条件とする） ③当行が発行会社に対し配当不払いの通知をした場合（ただし、下記の強制配当事由の不存在を条件とする） ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行った場合
配当制限	規定なし	当行優先株式[注]2への配当が減額された場合は本優先出資証券[注]3への配当も同じ割合で減額される。	当行優先株式[注]2への配当が減額された場合は本優先出資証券[注]3への配当も同じ割合で減額される。
分配可能金額制限	規定なし	本優先出資証券[注]3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株式[注]2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない[注]4[注]5。	本優先出資証券[注]3への配当金は、直近事業年度の当行分配可能額（当行優先株式[注]2への配当があればその額を控除した額）の範囲内で支払われる[注]6。
強制配当	当行直近事業年度につき当行株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。ただし、上記「配当停止条件」①ないし③、「配当制限」及び「分配可能金額制限」の制限に服する。	当行直近事業年度の当行普通株式の中間又は期末配当が支払われた場合には同事業年度末以降連続する2配当支払日（同年度末を含む暦年の7月及び翌暦年の1月）における配当が全額なされる。ただし、上記の「配当停止条件」④及び「分配可能金額制限」の制限に服する。
残余財産分配請求権	当行優先株式[注]2と同格	当行優先株式[注]2と同格	当行優先株式[注]2と同格

（注）1. 損失吸収事由
　　　　当行につき、①自己資本比率／Tier 1比率の最低水準未達、②債務不履行、③債務超過、又は④「管理変更事由」（ⓐ清算事由〈清算、破産又は清算的会社更生〉の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能又は債務超過の状態にあること、又は当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。
　　　 2. 当行優先株式
　　　　自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。
　　　 3. 本優先出資証券
　　　　当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。
　　　 4. SBESの分配可能金額制限における予想配当可能利益の勘案
　　　　当該現事業年度における本優先出資証券への年間配当予定額が、前事業年度末の当行の配当可能利益をもとに計算した残余額の範囲内であっても、翌事業年度における本優先出資証券への年間配当予定額が、当該現事業年度末の当行の予想配当可能利益をもとに計算した残余額を超える見込みである場合には、当該現事業年度における本優先出資証券への配当は、現事業年度末の予想配当可能利益をもとに計算した残余額の範囲内で支払われる。
　　　 5. SBES以外の発行体から優先出資証券が発行されている場合の分配可能金額制限
　　　　SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。
　　　 6. SPCL以外の発行体から優先出資証券が発行されている場合の分配可能金額制限
　　　　SPCL以外の当行連結子会社が、配当受領権において当行優先株式と同格の証券を発行している場合は、本優先出資証券への配当額は、直近事業年度の当行分配可能額（当行優先株式への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

発行体	SMBC Preferred Capital USD 1 Limited	SMBC Preferred Capital GBP 1 Limited
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず
任意償還	平成29年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成29年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）
発行総額	1,650百万米ドル	500百万英ポンド
払込日	平成18年12月18日	同左
配当率	固定 （ただし平成29年1月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される）	固定 （ただし平成29年1月の配当支払日以降は、変動配当率が適用されるとともにステップ・アップ金利が付される）
配当日	毎年1月25日及び7月25日	平成29年1月までは毎年1月25日 平成29年7月以降は毎年1月25日及び7月25日
配当停止条件	強制配当停止事由 ①当行に「清算事由[注]1」又は「支払不能事由[注]2」が発生した場合には、配当が停止される（停止された配当は累積しない）。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由[注]3」に抵触する場合、又は、当行優先株式[注]4が存在しない状況で当行普通株式の配当を行っていない場合には、配当を減額又は停止できる。	同左
配当制限	当行優先株式[注]4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	同左
分配可能額制限	「分配可能額[注]5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額[注]6」に等しい金額となる。	同左
強制配当	当行直近事業年度につき当行普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	同左
残余財産分配請求権	当行優先株式[注]4と同格	同左

（注）1. 清算事由
　　　　清算手続の開始、裁判所による破産手続開始の決定、裁判所による事業の全部の廃止を内容とする更生計画案の作成の許可。
　　2. 支払不能事由
　　　　債務に対する支払不能（破産法上の支払不能）、債務超過、監督当局が関連法規に基づき当行が支払不能の状態に陥っているという決定の下に法的措置をとること。
　　3. 監督事由
　　　　当行の自己資本比率又はTier 1比率が、それぞれ8％、4％を下回る場合。
　　4. 当行優先株式
　　　　自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。
　　5. 分配可能額
　　　　直前に終了した当行の事業年度に関する計算書類確定時点における会社法上の分配可能額から、直前に終了した事業年度の末時点での当行の優先株式の保有者に対して当該計算書類確定時点以降に支払われた配当額又は支払われる予定の配当額、及び、当該事業年度において到来するすべての配当支払日に支払われるべきSBTC-LLCの配当総額を差し引いた額をいう。
　　6. 処分可能分配可能額
　　　　当該事業年度中に支払われる当行優先出資証券及び同順位証券への配当総額が、当行優先出資証券に係る「分配可能額」を超えないように、当行優先出資証券及び同順位証券間で当該「分配可能額」を按分して計算された、各当行優先出資証券の各配当支払日において支払可能な金額をいう。

2. 株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要

「株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要」については、64ページをご参照ください。

■所要自己資本の額

	平成19年度中間期末	平成18年度末
事業法人向けエクスポージャー（除く特定貸付債権）	29,312	28,440
ソブリン向けエクスポージャー	612	428
金融機関等向けエクスポージャー	1,540	1,347
特定貸付債権	2,040	1,793
事業法人等向けエクスポージャー	33,504	32,008
居住用不動産向けエクスポージャー	3,334	3,321
適格リボルビング型リテール向けエクスポージャー	396	362
その他リテール向けエクスポージャー	3,522	3,393
リテール向けエクスポージャー	7,252	7,076
経過措置適用分	3,133	3,436
PD／LGD方式適用分	488	356
簡易手法適用分	615	517
内部モデル手法適用分	102	—
マーケット・ベース方式適用分	717	517
株式等エクスポージャー	4,338	4,309
信用リスク・アセットのみなし計算	3,177	3,015
証券化エクスポージャー	1,591	1,530
その他	3,329	3,096
内部格付手法適用分	53,190	51,035
標準的手法適用分	4,037	3,046
信用リスクに対する所要自己資本の額	57,227	54,081
金利リスク・カテゴリー	30	31
株式リスク・カテゴリー	0	2
外国為替リスク・カテゴリー	8	7
コモディティ・リスク・カテゴリー	—	—
オプション取引	—	—
標準的方式適用分	37	39
内部モデル方式適用分	252	282
マーケット・リスクに対する所要自己資本の額	290	321
オペレーショナル・リスクに対する所要自己資本の額	2,953	2,961
所要自己資本の額合計	60,470	57,363

（注）1. 信用リスクに対する所要自己資本とは、標準的手法の場合、信用リスク・アセットの額×8％、内部格付手法の場合、信用リスク・アセットの額×8％＋期待損失額を計算したものに相当します。なお、自己資本控除を求められるエクスポージャーについては、当該控除額を所要自己資本額に加えております。
　　　2. ポートフォリオの区分は、保証等の信用リスク削減手法の効果を勘案した後の区分で記載しております。
　　　3.「証券化エクスポージャー」には、標準的手法を適用する「証券化エクスポージャー」も含まれております。
　　　4.「その他」には、リース見積残存価額、購入債権、その他資産が含まれております。

■内部格付手法に関する事項

資産区分別のエクスポージャーの状況

（1）事業法人等向けエクスポージャー

①事業法人、ソブリン、金融機関等向けエクスポージャー

ポートフォリオの状況

（ア）国内事業法人等 　　　（金額単位　億円）

	平成19年度中間期末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
J1-J3	197,225	148,440	48,785	0.09%	44.88%	21.75%
J4-J6	136,037	106,778	29,259	1.12	41.52	69.44
J7（除くJ7R）	20,181	18,140	2,041	11.20	41.03	167.75
国・地方等	107,796	107,362	434	0.00	44.96	0.47
その他	80,165	68,683	11,482	1.15	43.65	59.58
デフォルト（J7R、J8-J10）	9,112	8,810	302	100.00	42.99	—
合計	550,516	458,213	92,303	—	—	—

　　　（金額単位　億円）

	平成18年度末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
J1-J3	182,616	133,504	49,111	0.10%	44.97%	22.88%
J4-J6	143,786	113,554	30,232	0.84	41.78	63.13
J7（除くJ7R）	19,780	17,596	2,184	10.67	40.63	161.66
国・地方等	109,830	108,752	1,078	0.00	44.70	0.46
その他	83,557	73,966	9,591	1.04	43.77	59.46
デフォルト（J7R、J8-J10）	9,945	9,650	295	100.00	43.46	—
合計	549,515	457,022	92,493	—	—	—

（注）1.「その他」には、与信額が1億円超の事業性ローンや中小企業向けに審査プロセスを定型化した融資のほか、信用保証協会の保証付融資、公共法人や任意団体宛融資、新設法人等決算未到来で格付が付与できない先への融資が含まれております。
　　　2.LGDはデフォルト時損失率であります。

（イ）海外事業法人等 　　　（金額単位　億円）

	平成19年度中間期末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
G1-G3	184,354	110,444	73,910	0.20%	42.06%	32.39%
G4-G6	9,571	7,252	2,318	1.89	44.59	111.40
G7（除くG7R）	1,443	687	755	27.01	44.64	241.75
その他	1,830	935	895	0.75	44.99	56.46
デフォルト（G7R、G8-G10）	320	248	73	100.00	44.91	—
合計	197,518	119,566	77,951	—	—	—

	平成18年度末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
G1-G3	125,794	69,841	55,953	0.22%	43.73%	38.57%
G4-G6	6,704	4,784	1,920	1.71	44.66	105.65
G7（除くG7R）	1,520	715	805	27.13	44.89	251.83
その他	2,105	1,497	608	0.74	44.90	69.41
デフォルト（G7R、G8-G10）	887	778	109	100.00	44.95	—
合計	137,010	77,615	59,395	—	—	—

（注）「その他」には、新設法人等決算未到来で格付が付与できない先への融資が含まれております。

②特定貸付債権

ポートフォリオの状況

（ア）「プロジェクト・ファイナンス」、「オブジェクト・ファイナンス」、「事業用不動産向け貸付け」の残高
（金額単位　億円）

		リスク・ウェイト	平成19年度中間期末			平成18年度末		
			プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け	プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け
優	（残存期間2年半未満）	50%	1,091	36	4,107	1,004	32	2,746
	（残存期間2年半以上）	70%	5,895	768	6,629	4,359	648	6,957
良	（残存期間2年半未満）	70%	386	17	476	348	10	447
	（残存期間2年半以上）	90%	1,979	181	1,269	1,468	100	1,050
可		115%	304	77	299	314	90	564
弱い		250%	115	77	67	227	82	15
デフォルト		—	58	31	—	36	—	—
合計			9,829	1,186	12,847	7,756	963	11,779

（イ）「ボラティリティの高い事業用不動産向け貸付け」の残高
（金額単位　億円）

		リスク・ウェイト	平成19年度中間期末	平成18年度末
優	（残存期間2年半未満）	70%	38	59
	（残存期間2年半以上）	95%	8	56
良	（残存期間2年半未満）	95%	935	868
	（残存期間2年半以上）	120%	867	464
可		140%	1,631	1,620
弱い		250%	43	—
デフォルト		—	—	—
合計			3,523	3,067

（2）リテール向けエクスポージャー

①居住用不動産向けエクスポージャー

ポートフォリオの状況
（金額単位　億円）

			平成19年度中間期末					
	PDセグメント区分		エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	89,149	88,162	987	0.32%	45.95%	25.09%
		その他	8,773	8,773	—	0.61	67.04	67.68
	延滞等		540	468	72	25.42	50.24	281.07
デフォルト			1,175	1,167	8	100.00	46.11	25.03
合計			99,637	98,570	1,067	—	—	—

	PDセグメント区分		平成18年度末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	89,252	88,188	1,064	0.32%	45.91%	25.11%
		その他	9,153	9,153	—	0.62	70.60	67.60
	延滞等		391	319	73	26.34	51.49	287.54
デフォルト			1,193	1,167	26	100.00	46.09	26.54
合計			99,989	98,827	1,162	—	—	—

(注) 1. 「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
　　 2. 「その他」には、企業保証付のローン等が含まれております。

②適格リボルビング型リテール向けエクスポージャー

ポートフォリオの状況

（金額単位　億円）

	PDセグメント区分	平成19年度中間期末								
		エクスポージャー額	オン・バランス資産		オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
			残高	加算額						
カードローン	非延滞	4,382	3,726	656	—	1,459	44.98%	2.60%	79.53%	62.07%
	延滞等	383	372	11	—	44	25.20	9.27	81.98	120.53
クレジットカード債権	非延滞	—	—	—	—	—	—	—	—	—
	延滞等	—	—	—	—	—	—	—	—	—
デフォルト		7	7	0	—	—	—	100.00	76.37	48.83
合計		4,772	4,104	668	—	1,503	—	—	—	—

（金額単位　億円）

	PDセグメント区分	平成18年度末								
		エクスポージャー額	オン・バランス資産		オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
			残高	加算額						
カードローン	非延滞	4,304	3,563	741	—	1,418	52.24%	2.45%	79.11%	58.93%
	延滞等	299	292	7	—	43	15.33	9.81	81.16	126.30
クレジットカード債権	非延滞	—	—	—	—	—	—	—	—	—
	延滞等	—	—	—	—	—	—	—	—	—
デフォルト		8	8	0	—	—	—	100.00	75.40	48.85
合計		4,612	3,864	748	—	1,461	—	—	—	—

(注) 1. オン・バランス資産のエクスポージャー額の推計には、未引出額にCCF（未引出額に乗ずる掛目）を乗ずる方法ではなく、一取引当たりの残高増加額を推計する方法を使用しております。
　　 2. 本資料上のCCFの平均値は、1. の推計額／未引出額として逆算したものであり、オン・バランス資産のエクスポージャー額の推計には使用しておりません。
　　 3. 「延滞等」には、三月未満の延滞債権を記載しております。

③その他リテール向けエクスポージャー

ポートフォリオの状況

（金額単位　億円）

	PDセグメント区分		平成19年度中間期末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	17,059	16,839	220	1.66%	62.18%	63.36%
		その他	2,210	2,208	2	1.34	56.58	58.09
	延滞等		3,296	3,255	40	11.19	62.34	100.00
消費性ローン	非延滞	モデル対象	3,700	3,665	34	1.52	49.47	43.51
		その他	2,068	2,046	22	1.63	59.73	71.78
	延滞等		388	385	3	25.01	48.85	115.23
デフォルト			2,139	2,114	25	100.00	59.17	48.48
合計			30,859	30,513	346	—	—	—

	PDセグメント区分		平成18年度末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	18,055	17,901	155	1.82%	60.42%	64.34%
		その他	2,087	2,087	0	1.78	53.09	62.24
	延滞等		3,525	3,485	40	11.06	60.22	98.64
消費性ローン	非延滞	モデル対象	3,561	3,524	37	1.37	41.63	47.26
		その他	2,493	2,471	23	1.76	66.29	64.45
	延滞等		371	368	3	23.03	49.72	115.88
デフォルト			1,842	1,838	4	100.00	55.03	44.40
合計			31,935	31,673	262	—	—	—

（注）1.「事業性ローン等」には、賃貸アパートに対するローンや、中小企業向けに審査プロセスを定型化した融資が含まれております。
　　　2.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
　　　3.「その他」には、企業保証付のローン等が含まれております。

（3）株式等エクスポージャー及び信用リスク・アセットのみなし計算

①株式等エクスポージャー

ポートフォリオの状況

（ア）エクスポージャー額　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	平成19年度中間期末	平成18年度末
マーケット・ベース方式適用分	2,458	1,629
簡易手法適用分	1,977	1,629
上場株式（300％）	661	419
非上場株式（400％）	1,317	1,210
内部モデル手法適用分	480	—
PD／LGD方式適用分	3,905	3,670
経過措置適用分	36,944	40,517
合計	43,307	45,815

（注）1.自己資本比率告示に定められた「株式等エクスポージャー」を記載しており、連結財務諸表上の株式とは異なっております。
　　　2.「経過措置適用分」には、自己資本比率告示に定められた「株式等エクスポージャーに関する経過措置」を適用したものを記載しております。

（イ）PD／LGD方式適用分　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	平成19年度中間期末			平成18年度末		
	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均
J1-J3	3,431	0.05%	104%	3,500	0.05%	105%
J4-J6	112	0.55	188	89	0.47	176
J7（除くJ7R）	360	9.88	442	44	9.30	432
その他	2	0.58	138	36	2.22	292
デフォルト（J7R、J8-J10）	—	—	—	0	100.00	—
合計	3,905	—	—	3,670	—	—

（注）1.自己資本比率告示に定められた「株式等エクスポージャー」のうちのPD／LGD方式適用分を記載しており、連結財務諸表上の株式とは異なっております。
　　　2.「その他」には、公共法人等が含まれております。

②信用リスク・アセットのみなし計算

ポートフォリオの状況　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	平成19年度中間期末	平成18年度末
信用リスク・アセットのみなし計算が適用されるエクスポージャーの額	16,596	18,962

(4) 証券化エクスポージャー
ポートフォリオの状況
ア. 当行グループがオリジネーターである証券化取引
(ア) オリジネーター (除くスポンサー業務)
a. 原資産に関する情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成19年度中間期			
	原資産の額	資産譲渡型	合成型	中間期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る中間期の損失額	中間期の売却損益
事業法人等向け債権	3,648	1,204	2,443	3,743	82	2	—
住宅ローン	16,621	16,621	—	1,660	2	0	71
リテール向け債権（除く住宅ローン）	5,690	927	4,764	1,232	300	22	—
その他	1,758	—	1,758	911	—	—	—
合計	27,716	18,752	8,964	7,546	384	24	71

（金額単位　億円）

原資産の種類	平成18年度末			平成18年度			
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額	当期の売却損益
事業法人等向け債権	3,302	1,815	1,487	5,205	133	42	—
住宅ローン	15,509	15,509	—	7,897	3	0	268
リテール向け債権（除く住宅ローン）	4,504	—	4,504	3,412	201	21	—
その他	1,688	—	1,688	4	—	—	—
合計	25,004	17,324	7,680	16,517	337	64	268

（注）1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、中間期（当期）に証券化を行った原資産のみを含めて記載しております。
2.「原資産のデフォルト額」は、三月以上延滞した原資産又はデフォルトした原資産を記載しております。
3.「早期償還条項付の証券化エクスポージャー」は該当ありません。
4.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。
5.「その他」にはPFI事業（Private Finance Initiative：民間企業が資金調達、施設の建設、管理、運営も含めて公共サービス事業を請け負うもの）宛債権、リース料債権等が含まれております。

b. 保有する証券化エクスポージャーに関する情報
(a) 原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成18年度末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	2,316	167	—	1,834	17	—
住宅ローン	1,577	325	414	1,427	299	401
リテール向け債権（除く住宅ローン）	967	127	—	1,111	68	—
その他	846	24	—	24	24	—
合計	5,706	643	414	4,396	408	401

(b) リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年度中間期末		平成18年度末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	2,789	22	1,751	12
100%以下	—	—	767	10
650%以下	20	7	20	7
1250%未満	—	—	—	—
自己資本控除	2,897	643	1,859	408
合計	5,706	673	4,396	437

（イ）スポンサー業務

a. 原資産に関する情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成19年度中間期		
	原資産の額	資産譲渡型	合成型	中間期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る中間期の損失額
事業法人等向け債権	8,824	8,824	―	31,484	1,044	1,028
住宅ローン	42	42	―	―	―	―
リテール向け債権（除く住宅ローン）	521	521	―	―	3	7
その他	1,241	1,241	―	2,601	5	2
合計	10,628	10,628	―	34,085	1,052	1,036

（金額単位　億円）

原資産の種類	平成18年度末			平成18年度		
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額
事業法人等向け債権	10,143	10,143	―	58,985	2,060	2,048
住宅ローン	―	―	―	―	―	―
リテール向け債権（除く住宅ローン）	371	371	―	5	0	0
その他	1,242	1,242	―	1,750	15	13
合計	11,756	11,756	―	60,740	2,075	2,060

（注）1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、中間期（当期）に証券化を行った原資産のみを含めて記載しております。
2.「原資産のデフォルト額」は、三月以上延滞した原資産又はデフォルトした原資産を記載しております。
3. 顧客債権流動化等のスポンサー業務における「原資産のデフォルト額」、「原資産に係る中間期（当期）の損失額」については、原資産の回収を顧客が行っている証券化取引等、データを適時適切に入手することが困難な場合が存在することから、実務上、当行が取得可能な範囲の代替データ等を用いて、以下の推計方法により、集計しております。
　　(1)「原資産のデフォルト額」の推計方法について
　　・外部格付準拠方式を適用する証券化取引では、入手可能な顧客等からの原資産の状況に係る報告をもとに推計しております。
　　・指定関数方式を適用する証券化取引では、取引毎の特性に応じ、当行が取得可能な各債務者の情報や、債務者毎のデフォルト発生率等をもとに推計しております。また、いずれの推計も困難な場合には、デフォルトした原資産とみなして保守的に推計しております。
　　(2)「原資産に係る中間期（当期）の損失額」の推計方法について
　　・外部格付準拠方式を適用する証券化取引では、保守的に上記（1）に基づいて推計した「原資産のデフォルト額」と同額としております。
　　・指定関数方式を適用する証券化取引では、デフォルトした原資産に係る損失率が把握可能な場合は当該損失率に基づき推計を行い、当該推計が困難な場合は保守的に上記（1）に基づいて推計した「原資産のデフォルト額」と同額としております。
4.「その他」には、リース料債権等が含まれております。
5.「早期償還条項付の証券化エクスポージャー」は該当ありません。
6.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

b. 保有する証券化エクスポージャーに関する情報

（a）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成18年度末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	7,196	26	―	8,077	131	―
住宅ローン	42	―	―	―	―	―
リテール向け債権（除く住宅ローン）	521	―	―	371	―	―
その他	948	―	―	1,003	―	―
合計	8,707	26	―	9,451	131	―

（注）「その他」には、リース料債権等が含まれております。

(b) リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年度中間期末		平成18年度末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20％以下	7,398	50	8,094	56
100％以下	1,284	40	1,031	37
650％以下	―	―	189	24
1250％未満	―	―	―	―
自己資本控除	26	26	137	131
合計	8,707	116	9,451	249

イ．当行グループが投資家である証券化取引

保有する証券化エクスポージャーに関する情報

（a）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成18年度末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	3,080	707	―	3,016	769	―
住宅ローン	372	―	―	3,793	―	―
リテール向け債権（除く住宅ローン）	172	―	―	178	―	―
その他	581	45	―	1,240	13	―
合計	4,206	752	―	8,228	782	―

（注）1.「その他」には原資産が証券化商品である取引等が含まれております。
　　　2.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

（b）リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年度中間期末		平成18年度末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20％以下	3,187	24	6,685	47
100％以下	163	10	262	16
650％以下	104	16	―	―
1250％未満	―	―	―	―
自己資本控除	752	752	1,281	782
合計	4,206	802	8,228	844

（5）損失実績の分析

「損失実績の分析」については、73ページをご参照ください。

■標準的手法に関する事項

リスク・ウェイトの区分ごとの残高

(金額単位 億円)

区分	平成19年度中間期末	うち カントリー・リスク・スコア付与分	平成18年度末	うち カントリー・リスク・スコア付与分
0%	12,909	763	10,689	837
10%	5,537	—	5,580	—
20%	5,596	3,094	4,923	2,552
35%	12,965	—	12,475	—
50%	1,008	5	561	18
75%	18,742	—	6,435	—
100%	30,123	1	28,804	4
150%	171	—	81	—
合計	87,052	3,863	69,549	3,411

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額（部分直接償却額控除前）を記載しております。なお、オフ・バランス資産については与信相当額を記載しております。
　　 2. 「証券化エクスポージャー」は含まれておりません。

■信用リスクの削減手法に関する事項

信用リスク削減手法を適用したエクスポージャー額

(金額単位 億円)

区分	平成19年度中間期末 適格金融資産担保	適格資産担保	平成18年度末 適格金融資産担保	適格資産担保
基礎的内部格付手法	20,917	27,664	23,255	26,615
事業法人向けエクスポージャー	7,955	27,649	16,750	26,602
ソブリン向けエクスポージャー	1	14	1	12
金融機関等向けエクスポージャー	12,960	1	6,504	1
標準的手法	1,382	—	1,334	—
合計	22,299	27,664	24,589	26,615

(金額単位 億円)

区分	平成19年度中間期末 保証	クレジット・デリバティブ	平成18年度末 保証	クレジット・デリバティブ
基礎的内部格付手法	41,127	2,935	36,597	2,260
事業法人向けエクスポージャー	34,178	2,935	30,449	2,260
ソブリン向けエクスポージャー	630	—	583	—
金融機関等向けエクスポージャー	3,768	—	2,948	—
居住用不動産向けエクスポージャー	2,545	—	2,613	—
適格リボルビング型リテール向けエクスポージャー	—	—	—	—
その他リテール向けエクスポージャー	6	—	4	—
標準的手法	842	—	902	—
合計	41,970	2,935	37,499	2,260

■派生商品取引に関する事項

与信相当額に関する事項
（1）派生商品取引与信相当額
　　①計算方式
　　　カレント・エクスポージャー方式を使用しております。

　　②与信相当額

（金額単位　億円）

	平成19年度中間期末	平成18年度末
グロスの再構築コストの額	32,268	30,169
グロスのアドオンの額	40,785	39,966
グロスの与信相当額	73,053	70,135
外国為替関連取引	32,800	30,598
金利関連取引	37,104	36,696
金関連取引	—	—
株式関連取引	21	23
貴金属関連取引（金関連取引を除く）	—	—
その他のコモディティ関連取引	2,481	2,651
クレジット・デフォルト・スワップ	648	168
ネッティングによる与信相当額削減額	36,902	32,947
ネットの与信相当額	36,151	37,189
担保の額	1,387	2,166
適格金融資産担保	501	1,227
適格資産担保	886	939
ネットの与信相当額（担保による信用リスク削減効果勘案後）	36,151	37,189

（注）基礎的内部格付手法、及び標準的手法における簡便手法を用いていることから、ネットの与信相当額については、担保による信用リスク削減効果勘案前と勘案後において同額となります。

（2）クレジット・デリバティブの想定元本額　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

クレジット・デフォルト・スワップ	平成19年度中間期末		平成18年度末	
	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの
プロテクションの購入	15,380	2,935	12,604	2,260
プロテクションの提供	12,668	—	10,697	—

（注）「想定元本額」には、「与信相当額算出の対象となるもの」と「信用リスク削減手法の効果を勘案するために用いているもの」の合計額を記載しております。

■マーケット・リスクに関する事項

1. VaRの状況（トレーディング）　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	平成19年度中間期	平成18年度
6月末	30	21
9月末	22	29
12月末	—	31
3月末	—	29
最大	43	47
最小	21	21
平均	29	29

（注）1. 保有期間1日、片側信頼区間99.0%、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しております。
　　　2. 個別リスクを除いております。
　　　3. 主要連結子会社を含めております。

2. バックテスティングの状況（トレーディング）

平成19年度中間期末から過去1年間（平成18年10月～平成19年9月）を対象としたバックテスティングの結果は以下のとおりであります。実際の損失額は、VaRの値に収まっております。



（注）グラフ上の斜めに走る線よりも点が下にある場合は、当日予測したVaRを上回る損失が発生したことを表します。

■銀行勘定における出資又は株式等エクスポージャーに関する事項

1. 連結貸借対照表計上額及び時価

（金額単位　億円）

	平成19年度中間期末		平成18年度末	
	中間連結貸借対照表計上額	時価	連結貸借対照表計上額	時価
上場株式等エクスポージャー	36,879	36,879	40,331	40,331
上場株式等エクスポージャーに該当しない出資等又は株式等エクスポージャー	5,175	—	5,484	—
合計	42,054	—	45,815	—

2. 出資等又は株式等エクスポージャーの売却及び償却に伴う損益の額

（金額単位　億円）

	平成19年度中間期	平成18年度
損益	△480	438
売却益	137	618
売却損	14	15
償却	603	165

（注）連結損益計算書における、株式等損益について記載しております。

3. 連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額

（金額単位　億円）

	平成19年度中間期末	平成18年度末
連結貸借対照表で認識され、かつ、連結損益計算書で認識されない評価損益の額	17,435	20,104

（注）時価のある日本企業株式・外国株式について記載しております。

4. 連結貸借対照表及び連結損益計算書で認識されない評価損益の額

（金額単位　億円）

	平成19年度中間期末	平成18年度末
連結貸借対照表及び連結損益計算書で認識されない評価損益の額	△167	658

（注）時価のある関連会社の株式について記載しております。

■銀行勘定（バンキング業務）における金利リスクに関する事項

1. VaRの状況

（金額単位　億円）

	平成19年度中間期	平成18年度
6月末	300	532
9月末	250	397
12月末	—	435
3月末	—	441
最大	554	755
最小	182	334
平均	326	481

（注）1. 保有期間1日、片側信頼区間99.0%、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しております。
2. 主要連結子会社を含めております。

2. アウトライヤー基準

金利ショック下における銀行勘定（バンキング業務）の経済価値低下額が、基本的項目（Tier 1）と補完的項目（Tier 2）の合計額の20%を超える場合、アウトライヤー基準に該当することになります。

平成19年度中間期末における経済価値低下額は、基本的項目（Tier 1）と補完的項目（Tier 2）の合計額の3.7%であり、アウトライヤー基準を大きく下回る水準となっております。

（金額単位　億円）

	平成19年度中間期末 経済価値低下額	平成18年度末 経済価値低下額
合計	2,844	1,658
うち円金利影響	1,706	1,197
うちドル金利影響	867	336
うちユーロ金利影響	69	34
Tier 1 + Tier 2比	3.7%	2.1%

（注）「経済価値低下額」は、保有期間1年、観測期間5年で計測される信頼区間99.0%の金利ショックによって計算される現在価値の低下額であります。

■種類別、地域別、業種別及び期間別エクスポージャー残高等

1. 種類別、地域別及び業種別エクスポージャー額

（金額単位　億円）

区分		平成19年度中間期末				
		貸出金等	債券	デリバティブ	その他	合計
国内（除く特別国際金融取引勘定分）	製造業	81,884	1,258	4,152	22,420	109,714
	農業、林業、漁業及び鉱業	1,803	1	93	605	2,501
	建設業	16,958	511	111	1,108	18,688
	運輸、情報通信、公益事業	38,892	1,292	1,031	6,594	47,809
	卸売・小売業	65,630	531	4,294	4,029	74,484
	金融・保険業	101,702	10,087	12,565	3,475	127,829
	不動産業	84,011	1,208	360	1,379	86,958
	各種サービス業	67,195	613	736	728	69,272
	地方公共団体	12,194	6,377	20	13	18,603
	その他	196,942	90,143	857	36,302	324,244
	合計	667,212	112,022	24,218	76,654	880,105
海外及び特別国際金融取引勘定分	政府等	2,503	3,376	103	—	5,981
	金融機関	49,604	3,403	8,690	—	61,697
	商工業	98,371	1,591	2,900	—	102,863
	その他	31,456	3,196	240	3,093	37,985
	合計	181,935	11,565	11,933	3,093	208,526
総合計		849,147	123,587	36,151	79,747	1,088,631

区分		平成18年度末				
		貸出金等	債券	デリバティブ	その他	合計
国内 (除く特別 国際金融 取引勘定 分)	製造業	81,360	1,327	4,005	23,375	110,066
	農業、林業、漁業及び鉱業	1,791	11	90	628	2,521
	建設業	17,734	579	146	1,318	19,776
	運輸、情報通信、公益事業	38,060	1,377	977	7,572	47,986
	卸売・小売業	69,793	643	4,336	4,044	78,816
	金融・保険業	85,884	12,752	12,692	3,129	114,456
	不動産業	87,568	891	400	1,760	90,619
	各種サービス業	71,089	656	885	727	73,358
	地方公共団体	11,338	7,502	11	7	18,857
	その他	174,817	79,128	1,607	29,331	284,883
	合計	639,435	104,865	25,148	71,891	841,339
海外及び 特別国際 金融取引 勘定分	政府等	3,158	825	84	—	4,066
	金融機関	27,446	2,439	8,465	—	38,350
	商工業	89,938	2,588	3,079	—	95,605
	その他	20,745	3,504	413	2,444	27,107
	合計	141,287	9,355	12,041	2,444	165,127
総合計		780,722	114,220	37,189	74,335	1,006,466

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
　　 2. 「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
　　 3. 「国内」とは、当行（海外店を除く）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。
　　 4. 資産区分の「貸出金等」には、貸出金、コミットメント、及びその他のデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」、及び標準的手法を適用したファンド等の資産が含まれております。

2. 残存期間別エクスポージャー額

（金額単位　億円）

区分	平成19年度中間期末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	281,430	31,539	4,171	530	317,670
1年超3年以下	127,347	19,432	13,673	13	160,465
3年超5年以下	130,904	19,387	10,036	41	160,367
5年超7年以下	45,777	10,543	3,843	9	60,172
7年超	203,313	42,685	4,428	44	250,469
期間の定めのないもの	60,376	—	—	79,110	139,486
合計	849,147	123,587	36,151	79,747	1,088,631

（金額単位　億円）

区分	平成18年度末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	224,831	37,472	4,231	428	266,963
1年超3年以下	117,450	16,286	12,802	6	146,543
3年超5年以下	117,759	14,518	11,127	4	143,408
5年超7年以下	44,669	13,824	4,335	2	62,830
7年超	203,246	32,121	4,693	11	240,071
期間の定めのないもの	72,767	—	—	73,883	146,650
合計	780,722	114,220	37,189	74,335	1,006,466

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
　　 2. 「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
　　 3. 資産区分の「貸出金等」には、貸出金、コミットメント、及びその他のデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」、及び標準的手法を適用したファンド等の資産が含まれております。
　　 4. 期間区分の「期間の定めのないもの」には、期間別に分類していないものが含まれております。

三井住友銀行　自己資本比率に関する事項（連結）

3. 三月以上延滞エクスポージャーの期末残高又はデフォルトしたエクスポージャーの期末残高及び区分ごとの内訳

(1) 地域別

(金額単位　億円)

区分	平成19年度中間期末	平成18年度末
国内（除く特別国際金融取引勘定分）	15,819	18,841
海外及び特別国際金融取引勘定分	1,317	1,350
アジア	514	819
北米	667	423
その他	136	108
合計	17,136	20,191

(注) 1.「国内」とは、当行（海外店を除く）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。また、「海外」の期末残高
　　　　は債務者所在国を基準に記載しております。
　　　2. 自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
　　　3. 部分直接償却（直接減額）実施額を含めております。

(2) 業種別

(金額単位　億円)

区分		平成19年度中間期末	平成18年度末
国内 （除く特別 国際金融取 引勘定分）	製造業	1,356	1,202
	農業、林業、漁業及び鉱業	60	63
	建設業	1,083	1,930
	運輸、情報通信、公益事業	1,124	1,525
	卸売・小売業	2,305	1,649
	金融・保険業	237	165
	不動産業	3,410	5,485
	各種サービス業	2,985	4,262
	その他	3,259	2,560
	合計	15,819	18,841
海外及び 特別国際 金融取引 勘定分	金融機関	56	11
	商工業	1,261	1,339
	その他	—	—
	合計	1,317	1,350
総合計		17,136	20,191

(注) 1.「国内」とは、当行（海外店を除く）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。
　　　2. 自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
　　　3. 部分直接償却（直接減額）実施額を含めております。

4. 一般貸倒引当金、個別貸倒引当金及び特定海外債権引当勘定の期末残高及び期中の増減額

(1) 地域別

(金額単位　億円)

区分	平成18年度末	平成19年度中間期末	増減
一般貸倒引当金	6,655	6,877	222
特定海外債権引当勘定	19	0	△19
個別貸倒引当金	6,478	6,948	470
国内（除く特別国際金融取引勘定分）	6,151	6,664	513
海外及び特別国際金融取引勘定分	327	284	△43
アジア	141	132	△9
北米	129	109	△20
その他	57	43	△14
合計	13,152	13,825	673

(注) 1.「国内」とは、当行（海外店を除く）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。また、「海外」の期末残高
　　　　は債務者所在国を基準に記載しております。
　　　2. 個別貸倒引当金には部分直接償却（直接減額）実施額を含めております。

三井住友銀行　自己資本比率に関する事項（連結）

(2) 業種別

区分		平成18年度末	平成19年度中間期末	増減
一般貸倒引当金		6,655	6,877	222
特定海外債権引当勘定		19	0	△19
個別貸倒引当金		6,478	6,948	470
国内（除く特別国際金融取引勘定分）		6,151	6,664	513
	製造業	417	632	215
	農業、林業、漁業及び鉱業	4	9	5
	建設業	353	476	123
	運輸、情報通信、公益事業	478	609	131
	卸売・小売業	791	1,066	275
	金融・保険業	87	90	3
	不動産業	1,517	1,266	△251
	各種サービス業	1,352	1,136	△216
	その他	1,152	1,380	228
海外及び特別国際金融取引勘定分		327	284	△43
	金融機関	9	6	△3
	商工業	318	278	△40
	その他	—	—	—
合計		13,152	13,825	673

（注）1.「国内」とは、当行（海外店を除く）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。
　　　2.個別貸倒引当金には部分直接償却（直接減額）実施額を含めております。

5. 業種別の貸出金償却の額

区分		平成19年度中間期	平成18年度
国内（除く特別国際金融取引勘定分）	製造業	185	105
	農業、林業、漁業及び鉱業	1	0
	建設業	76	52
	運輸、情報通信、公益事業	59	146
	卸売・小売業	250	208
	金融・保険業	△3	11
	不動産業	△34	△106
	各種サービス業	66	105
	その他	△1	145
	合計	601	665
海外及び特別国際金融取引勘定分	金融機関	0	0
	商工業	△19	△35
	その他	—	—
	合計	△19	△35
総合計		582	630

（注）「国内」とは、当行（海外店を除く）及び国内連結子会社であり、「海外」とは、当行の海外店及び在外連結子会社であります。

単体自己資本比率に関する事項

■自己資本の構成に関する事項（単体自己資本比率（国際統一基準））

当行は単体自己資本比率の算定に関し、平成18年度末から「自己資本比率の算定に関する合意された手続による調査業務を実施する場合の取扱い」（日本公認会計士協会業種別委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。平成18年度中間期末は、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。

なお、当該外部監査は、財務諸表の会計監査の一部ではなく、単体自己資本比率の算定に係る内部管理体制の一部について、外部監査人が、当行との間で合意された手続によって調査した結果を当行宛に報告するものであります。外部監査人が単体自己資本比率そのものの適正性や単体自己資本比率の算定に係る内部統制について意見表明するものではありません。

（金額単位　百万円）

項目			平成18年度中間期末	平成19年度中間期末	平成18年度末
基本的項目 (Tier 1)	資本金		664,986	664,986	664,986
	うち非累積的永久優先株[注]1		—	—	—
	新株式申込証拠金		—	—	—
	資本準備金		665,033	665,033	665,033
	その他資本剰余金		702,514	702,514	702,514
	利益準備金		—	—	—
	その他利益剰余金		676,709	824,151	760,100
	その他（※）		838,728	921,300	933,063
	自己株式（△）		—	—	—
	自己株式申込証拠金		—	—	—
	社外流出予定額（△）		—	74,613	—
	その他有価証券の評価差損（△）		—	—	—
	新株予約権		—	—	—
	営業権相当額（△）		—	—	—
	のれん相当額（△）		—	—	—
	企業結合等により計上される無形固定資産相当額（△）		—	—	—
	証券化取引に伴い増加した自己資本相当額（△）		—	41,372	40,057
	期待損失額が適格引当金を上回る額の50％相当額（△）		—	—	—
	繰延税金資産の控除前の[基本的項目]計（上記各項目の合計額）		3,547,973	3,662,001	3,685,641
	繰延税金資産の控除金額（△）[注]2		—	—	—
	計	(A)	3,547,973	3,662,001	3,685,641
	うちステップ・アップ金利条項付の優先出資証券[注]3		212,220	515,487	523,335
補完的項目 (Tier 2)	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		637,941	683,006	824,998
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		33,225	32,717	32,920
	一般貸倒引当金		553,458	—	—
	適格引当金が期待損失額を上回る額		—	120,404	32,467
	負債性資本調達手段等[注]4		2,523,141	2,651,913	2,710,870
	うち永久劣後債務[注]5		1,114,153	1,043,578	1,102,044
	うち期限付劣後債務及び期限付優先株[注]6		1,408,987	1,384,598	1,383,150
	計		3,747,767	3,488,042	3,601,257
	うち自己資本への算入額	(B)	3,547,973	3,488,042	3,601,257
準補完的項目 (Tier 3)	短期劣後債務		—	—	—
	うち自己資本への算入額	(C)	—	—	—
控除項目	控除項目[注]7	(D)	104,290	335,470	286,295
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,991,656	6,814,573	7,000,603
リスク・アセット等	資産（オン・バランス）項目		54,511,090	41,649,750	40,755,261
	オフ・バランス取引等項目		6,047,594	8,894,519	7,871,270
	信用リスク・アセットの額	(F)	60,558,685	50,544,270	48,626,532
	マーケット・リスク相当額に係る額（(H)／8％）	(G)	305,602	257,311	334,631
	（参考）マーケット・リスク相当額	(H)	24,448	20,584	26,770
	オペレーショナル・リスク相当額に係る額（(J)／8％）	(I)	—	3,042,353	3,053,199
	（参考）オペレーショナル・リスク相当額	(J)	—	243,388	244,255
	旧所要自己資本の額に自己資本比率告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	—	—	—
	計　　((F)＋(G)＋(I)＋(K))	(L)	60,864,287	53,843,935	52,014,363
単体自己資本比率（国際統一基準）＝(E)／(L)×100（％）			11.48%	12.65%	13.45%
Tier 1比率＝(A)／(L)×100（％）			5.82%	6.80%	7.08%
単体総所要自己資本額＝(L)×8％			—	4,307,514	4,161,149

（注）1. 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成18年度中間期末現在405,003百万円、平成19年度中間期末現在210,003百万円、平成18年度末現在210,003百万円であります。
2. 繰延税金資産の純額に相当する額は平成18年度中間期末現在889,187百万円、平成19年度中間期末現在775,698百万円、平成18年度末現在743,605百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成18年度中間期末現在1,419,189百万円、平成19年度中間期末現在1,098,600百万円、平成18年度末現在1,105,692百万円であります。
3. 自己資本比率告示第17条第2項（旧自己資本比率告示第14条第2項）に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等（海外特別目的会社の発行する優先出資証券を含む。）であります。なお、基本的項目の額に対する当該優先出資証券の額の割合は平成18年度中間期末現在5.98％、平成19年度中間期末現在14.07％、平成18年度末現在14.19％であります。
4.「負債性資本調達手段等」には、自己資本比率告示第17条第3項に基づく海外特別目的会社の発行する優先出資証券の基本的項目への算入限度を超過するもののうち、補完的項目の算入対象となる額平成19年度中間期末現在223,736百万円、平成18年度末現在225,675百万円を含めて記載しております。
5. 自己資本比率告示第18条第1項第4号（旧自己資本比率告示第15条第1項第4号）に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
　（1）無担保で、かつ、他の債務に劣後する払込済のものであること。
　（2）一定の場合を除き、償還されないものであること。
　（3）業務を継続しながら損失の補てんに充当されるものであること。
　（4）利払い義務の延期が認められるものであること。
6. 自己資本比率告示第18条第1項第5号及び第6号（旧自己資本比率告示第15条第1項第5号及び第6号）に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。
7. 自己資本比率告示第20条第1項第1号から第5号（旧自己資本比率告示第17条第1項）に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額が含まれております。

（※）

「単体自己資本比率（国際統一基準）」における「基本的項目」の中の「その他」には、当行の海外特別目的会社が発行している5件の優先出資証券が含まれております。詳細は135ページをご参照ください。

三井住友銀行　自己資本比率に関する事項（単体）

■所要自己資本の額

（金額単位　億円）

	平成19年度中間期末	平成18年度末
事業法人向けエクスポージャー（除く特定貸付債権）	27,430	26,762
ソブリン向けエクスポージャー	585	424
金融機関等向けエクスポージャー	1,248	1,138
特定貸付債権	1,862	1,635
事業法人等向けエクスポージャー	31,125	29,958
居住用不動産向けエクスポージャー	3,048	3,257
適格リボルビング型リテール向けエクスポージャー	396	362
その他リテール向けエクスポージャー	3,179	3,377
リテール向けエクスポージャー	6,623	6,996
経過措置適用分	4,060	4,272
PD／LGD方式適用分	647	449
簡易手法適用分	591	538
内部モデル手法適用分	102	—
マーケット・ベース方式適用分	693	538
株式等エクスポージャー	5,399	5,259
信用リスク・アセットのみなし計算	3,055	2,880
証券化エクスポージャー	1,510	1,454
その他	3,094	2,929
内部格付手法適用分	50,806	49,475
標準的手法適用分	—	—
信用リスクに対する所要自己資本の額	50,806	49,475
金利リスク・カテゴリー	28	30
株式リスク・カテゴリー	0	2
外国為替リスク・カテゴリー	—	—
コモディティ・リスク・カテゴリー	—	—
オプション取引	—	—
標準的方式適用分	28	31
内部モデル方式適用分	178	237
マーケット・リスクに対する所要自己資本の額	206	268
オペレーショナル・リスクに対する所要自己資本の額	2,434	2,443
所要自己資本の額合計	53,446	52,186

（注）1. 信用リスクに対する所要自己資本とは、標準的手法の場合、信用リスク・アセットの額×8％、内部格付手法の場合、信用リスク・アセットの額×8％＋期待損失額を計算したものに相当します。なお、自己資本控除を求められるエクスポージャーについては、当該控除額を所要自己資本額に加えております。
　　　2. ポートフォリオの区分は、保証等の信用リスク削減手法の効果を勘案した後の区分で記載しております。
　　　3.「その他」には、購入債権、その他資産が含まれております。

三井住友銀行

自己資本比率に関する事項（単体）

■内部格付手法に関する事項

資産区分別のエクスポージャーの状況

（1）事業法人等向けエクスポージャー

①事業法人、ソブリン、金融機関等向けエクスポージャー

ポートフォリオの状況

（ア）国内事業法人等
（金額単位　億円）

	平成19年度中間期末					
	エクス ポージャー額	オン・バランス 資産	オフ・バランス 資産	PDの加重平均	LGDの加重平均	リスク・ウェイト の加重平均
J1-J3	187,530	139,989	47,541	0.10%	44.89%	22.10%
J4-J6	133,678	104,289	29,389	1.11	41.54	69.52
J7（除くJ7R）	19,541	17,502	2,040	11.20	40.97	167.40
国・地方等	107,710	107,309	401	0.00	44.96	0.46
その他	81,647	65,779	15,868	1.01	43.70	54.18
デフォルト（J7R、J8-J10）	8,532	8,233	299	100.00	43.03	—
合計	538,638	443,100	95,538	—	—	—

（金額単位　億円）

	平成18年度末					
	エクス ポージャー額	オン・バランス 資産	オフ・バランス 資産	PDの加重平均	LGDの加重平均	リスク・ウェイト の加重平均
J1-J3	176,849	129,062	47,787	0.10%	45.12%	23.11%
J4-J6	141,447	111,303	30,145	0.84	41.81	63.16
J7（除くJ7R）	19,332	17,153	2,179	10.66	40.61	161.38
国・地方等	109,796	108,752	1,044	0.00	44.70	0.46
その他	85,635	70,997	14,638	0.94	43.86	54.36
デフォルト（J7R、J8-J10）	9,409	9,115	294	100.00	43.51	—
合計	542,469	446,382	96,087	—	—	—

（注）1.「その他」には、与信額が1億円超の事業性ローンや中小企業向けに審査プロセスを定型化した融資のほか、信用保証協会の保証付融資、公共法
人や任意団体宛融資、新設法人等決算未到来で格付が付与できない先への融資が含まれております。
2.LGDはデフォルト時損失率であります。

（イ）海外事業法人等
（金額単位　億円）

	平成19年度中間期末					
	エクス ポージャー額	オン・バランス 資産	オフ・バランス 資産	PDの加重平均	LGDの加重平均	リスク・ウェイト の加重平均
G1-G3	152,543	94,775	57,768	0.20%	41.57%	32.07%
G4-G6	7,180	5,332	1,848	1.99	44.47	113.92
G7（除くG7R）	1,304	606	699	27.58	44.60	241.03
その他	10,020	8,079	1,941	0.14	45.67	16.22
デフォルト（G7R、G8-G10）	204	203	1	100.00	44.86	—
合計	171,251	108,994	62,256	—	—	—

	平成18年度末					
	エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
G1-G3	102,475	61,000	41,475	0.22%	43.58%	38.92%
G4-G6	4,553	2,988	1,565	1.89	44.51	109.48
G7（除くG7R）	1,284	563	721	27.88	44.87	251.14
その他	8,551	5,954	2,597	0.19	45.80	23.44
デフォルト（G7R、G8-G10）	620	612	8	100.00	44.93	―
合計	117,484	71,118	46,366	―	―	―

（注）「その他」には、新設法人等決算未到来で格付が付与できない先への融資が含まれております。

②特定貸付債権

ポートフォリオの状況

（ア）「プロジェクト・ファイナンス」、「オブジェクト・ファイナンス」、「事業用不動産向け貸付け」の残高　（金額単位　億円）

		リスク・ウェイト	平成19年度中間期末			平成18年度末		
			プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け	プロジェクト・ファイナンス	オブジェクト・ファイナンス	事業用不動産向け貸付け
優	（残存期間2年半未満）	50%	937	20	4,101	843	25	2,737
	（残存期間2年半以上）	70%	4,457	689	6,553	3,116	553	6,933
良	（残存期間2年半未満）	70%	332	―	476	308	―	447
	（残存期間2年半以上）	90%	1,648	175	1,269	1,089	98	1,050
可		115%	295	77	299	305	75	564
弱い		250%	91	77	67	202	82	15
デフォルト		―	34	30	―	24	―	―
合計			7,794	1,067	12,764	5,888	834	11,746

（イ）「ボラティリティの高い事業用不動産向け貸付け」の残高　（金額単位　億円）

		リスク・ウェイト	平成19年度中間期末	平成18年度末
優	（残存期間2年半未満）	70%	38	59
	（残存期間2年半以上）	95%	8	39
良	（残存期間2年半未満）	95%	927	868
	（残存期間2年半以上）	120%	722	357
可		140%	1,631	1,620
弱い		250%	43	―
デフォルト		―	―	―
合計			3,369	2,942

（2）リテール向けエクスポージャー

①居住用不動産向けエクスポージャー

ポートフォリオの状況　（金額単位　億円）

			平成19年度中間期末					
	PDセグメント区分		エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	88,162	88,162	―	0.32%	45.99%	25.13%
		その他	8,773	8,773	―	0.61	67.04	67.68
	延滞等		468	468	―	22.95	51.02	285.94
デフォルト			872	872	―	100.00	37.00	9.44
合計			98,275	98,275	―	―	―	―

三井住友銀行　自己資本比率に関する事項（単体）

PDセグメント区分			平成18年度末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
住宅ローン	非延滞	モデル対象	88,188	88,188	—	0.32%	45.95%	25.15%
		その他	9,153	9,153	—	0.62	70.60	67.60
	延滞等		319	319	—	22.90	52.85	295.79
デフォルト			1,167	1,167	—	100.00	45.97	26.69
合計			98,827	98,827	—	—	—	—

（注）1.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
　　　2.「その他」には、企業保証付のローン等が含まれております。

②適格リボルビング型リテール向けエクスポージャー

ポートフォリオの状況　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

PDセグメント区分		エクスポージャー額	オン・バランス資産		オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
			残高	加算額		平成19年度中間期末				
カードローン	非延滞	4,382	3,726	656	—	1,459	44.98%	2.60%	79.53%	62.07%
	延滞等	383	372	11	—	44	25.20	9.27	81.98	120.53
クレジットカード債権	非延滞	—	—	—	—	—	—	—	—	—
	延滞等	—	—	—	—	—	—	—	—	—
デフォルト		7	7	0	—	—	—	100.00	76.34	48.83
合計		4,772	4,104	668	—	1,503	—	—	—	—

（金額単位　億円）

PDセグメント区分		エクスポージャー額	オン・バランス資産		オフ・バランス資産	未引出額	CCFの平均値	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
			残高	加算額		平成18年度末				
カードローン	非延滞	4,304	3,563	741	—	1,418	52.24%	2.45%	79.11%	58.93%
	延滞等	299	292	7	—	43	15.33	9.81	81.16	126.30
クレジットカード債権	非延滞	—	—	—	—	—	—	—	—	—
	延滞等	—	—	—	—	—	—	—	—	—
デフォルト		8	8	0	—	—	—	100.00	75.40	48.85
合計		4,612	3,864	748	—	1,461	—	—	—	—

（注）1.オン・バランス資産のエクスポージャー額の推計には、未引出額にCCF（未引出額に乗ずる掛目）を乗ずる方法ではなく、一取引当たりの残高増加額を推計する方法を使用しております。
　　　2.本資料上のCCFの平均値は、1.の推計額／未引出額として逆算したものであり、オン・バランス資産のエクスポージャー額の推計には使用しておりません。
　　　3.「延滞等」には、三月未満の延滞債権を記載しております。

③その他リテール向けエクスポージャー

ポートフォリオの状況　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

PDセグメント区分			平成19年度中間期末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	16,919	16,839	80	1.67%	62.32%	63.57%
		その他	2,209	2,208	1	1.34	56.59	58.09
	延滞等		3,263	3,255	7	11.25	62.46	100.27
消費性ローン	非延滞	モデル対象	3,665	3,665	—	1.52	49.57	43.53
		その他	2,039	2,039	—	1.63	59.55	71.54
	延滞等		385	385	—	24.96	48.85	115.16
デフォルト			1,716	1,693	23	100.00	55.98	42.90
合計			30,195	30,084	110	—	—	—

	PDセグメント区分		平成18年度末					
			エクスポージャー額	オン・バランス資産	オフ・バランス資産	PDの加重平均	LGDの加重平均	リスク・ウェイトの加重平均
事業性ローン等	非延滞	モデル対象	17,907	17,901	6	1.83%	60.59%	64.55%
		その他	2,087	2,087	0	1.78	53.09	62.24
	延滞等		3,488	3,485	3	11.11	60.39	98.97
消費性ローン	非延滞	モデル対象	3,524	3,524	—	1.38	41.68	47.34
		その他	2,459	2,459	—	1.76	66.15	64.01
	延滞等		368	368	—	23.00	49.74	115.89
デフォルト			1,838	1,838	0	100.00	55.03	44.41
合計			31,671	31,662	10	—	—	—

(注) 1.「事業性ローン等」には、賃貸アパートに対するローンや、中小企業向けに審査プロセスを定型化した融資等が含まれております。
　　　2.「延滞等」には、延滞が発生している債権や要注意先の債権で、自己資本比率告示上のデフォルトの定義に該当しないものを記載しております。
　　　3.「その他」には、企業保証付のローン等が含まれております。

(3) 株式等エクスポージャー及び信用リスク・アセットのみなし計算
①株式等エクスポージャー
ポートフォリオの状況
（ア）エクスポージャー額

（金額単位　億円）

	平成19年度中間期末	平成18年度末
マーケット・ベース方式適用分	2,301	1,652
簡易手法適用分	1,820	1,652
上場株式（300%）	315	262
非上場株式（400%）	1,505	1,390
内部モデル手法適用分	480	—
PD／LGD方式適用分	4,513	4,542
経過措置適用分	47,873	50,373
合計	54,687	56,567

(注) 1.自己資本比率告示に定められた「株式等エクスポージャー」を記載しており、財務諸表上の株式とは異なっております。
　　　2.「経過措置適用分」には、自己資本比率告示に定められた「株式等エクスポージャーに関する経過措置」を適用したものを記載しております。

（イ）PD／LGD方式適用分

（金額単位　億円）

	平成19年度中間期末			平成18年度末		
	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均	エクスポージャー額	PDの加重平均	リスク・ウェイトの加重平均
J1-J3	3,650	0.06%	106%	4,269	0.06%	106%
J4-J6	170	0.61	201	89	0.47	176
J7（除くJ7R）	600	9.87	442	71	9.26	432
その他	93	0.08	102	113	0.75	163
デフォルト（J7R、J8-J10）	—	—	—	0	100.00	—
合計	4,513	—	—	4,542	—	—

(注) 1.自己資本比率告示に定められた「株式等エクスポージャー」のうちのPD／LGD方式適用分を記載しており、財務諸表上の株式とは異なっております。
　　　2.「その他」には、公共法人等が含まれております。

②信用リスク・アセットのみなし計算
ポートフォリオの状況

（金額単位　億円）

	平成19年度中間期末	平成18年度末
信用リスク・アセットのみなし計算が適用されるエクスポージャーの額	16,180	18,389

三井住友銀行　自己資本比率に関する事項（単体）

（4）証券化エクスポージャー
ポートフォリオの状況
ア．当行がオリジネーターである証券化取引
（ア）オリジネーター（除くスポンサー業務）
a. 原資産に関する情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成19年度中間期			
	原資産の額	資産譲渡型	合成型	中間期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る中間期の損失額	中間期の売却損益
事業法人等向け債権	3,648	1,204	2,443	3,743	82	2	―
住宅ローン	16,621	16,621	―	1,660	2	0	71
リテール向け債権（除く住宅ローン）	4,764	―	4,764	1,232	293	10	―
その他	―	―	―	―	―	―	―
合計	25,032	17,825	7,207	6,635	377	12	71

（金額単位　億円）

原資産の種類	平成18年度末			平成18年度			
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額	当期の売却損益
事業法人等向け債権	3,292	1,805	1,487	5,190	133	42	―
住宅ローン	15,509	15,509	―	7,897	3	0	268
リテール向け債権（除く住宅ローン）	4,504	―	4,504	3,412	201	21	―
その他	―	―	―	―	―	―	―
合計	23,306	17,314	5,992	16,498	337	64	268

（注）　1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、中間期（当期）に証券化を行った原資産を含めて記載しております。
　　　　2.「原資産のデフォルト額」は、三月以上延滞した原資産又はデフォルトした原資産を記載しております。
　　　　3.「早期償還条項付の証券化エクスポージャー」は該当ありません。
　　　　4.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

b. 保有する証券化エクスポージャーに関する情報
（a）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成18年度末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	2,316	167	―	1,823	17	―
住宅ローン	1,577	325	414	1,427	299	401
リテール向け債権（除く住宅ローン）	919	80	―	1,111	68	―
その他	―	―	―	―	―	―
合計	4,812	571	414	4,362	384	401

（b）リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年度中間期末		平成18年度末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	1,967	16	1,749	12
100%以下	―	―	758	9
650%以下	20	7	20	7
1250%未満	―	―	―	―
自己資本控除	2,825	571	1,834	384
合計	4,812	594	4,362	412

（イ）スポンサー業務

a. 原資産に関する情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成19年度中間期		
	原資産の額	資産譲渡型	合成型	中間期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る中間期の損失額
事業法人等向け債権	8,824	8,824	—	31,484	1,044	1,028
住宅ローン	42	42	—	—	—	—
リテール向け債権（除く住宅ローン）	521	521	—	—	3	7
その他	1,241	1,241	—	2,601	5	2
合計	10,628	10,628	—	34,085	1,052	1,036

（金額単位　億円）

原資産の種類	平成18年度末			平成18年度		
	原資産の額	資産譲渡型	合成型	当期に証券化を行った原資産の額	原資産のデフォルト額	原資産に係る当期の損失額
事業法人等向け債権	10,143	10,143	—	58,985	2,060	2,048
住宅ローン	—	—	—	—	—	—
リテール向け債権（除く住宅ローン）	371	371	—	5	0	0
その他	1,242	1,242	—	1,750	15	13
合計	11,756	11,756	—	60,740	2,075	2,060

（注）1.「証券化エクスポージャー」を保有しない証券化取引の原資産については、中間期（当期）に証券化を行った原資産を含めて記載しております。
　　　2.「原資産のデフォルト額」は、三月以上延滞した原資産又はデフォルトした原資産を記載しております。
　　　3. 顧客債権流動化等のスポンサー業務における「原資産のデフォルト額」、「原資産に係る中間期（当期）の損失額」については、原資産の回収を顧客が行っている証券化取引等、データを適時適切に入手することが困難な場合が存在することから、実務上、当行が取得可能な範囲の代替データ等を用いて、以下の推計方法により、集計しております。
　　　　（1）「原資産のデフォルト額」の推計方法について
　　　　・外部格付準拠方式を適用する証券化取引では、入手可能な顧客等からの原資産の状況に係る報告をもとに推計しております。
　　　　・指定関数方式を適用する証券化取引では、取引毎の特性に応じ、当行が取得可能な各債務者の情報や、債務者毎のデフォルト発生率等をもとに推計しております。また、いずれの推計も困難な場合には、デフォルトした原資産とみなして保守的に推計しております。
　　　　（2）「原資産に係る中間期（当期）の損失額」の推計方法について
　　　　・外部格付準拠方式を適用する証券化取引では、保守的に上記（1）に基づいて推計した「原資産のデフォルト額」と同額としております。
　　　　・指定関数方式を適用する証券化取引では、デフォルトした原資産に係る損失率が把握可能な場合は当該損失率に基づき推計を行い、当該推計が困難な場合は保守的に上記（1）に基づいて推計した「原資産のデフォルト額」と同額としております。
　　　4.「その他」には、リース料債権等が含まれております。
　　　5.「早期償還条項付の証券化エクスポージャー」は該当ありません。
　　　6.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

b. 保有する証券化エクスポージャーに関する情報

（a）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成18年度末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	7,196	26	—	8,077	131	—
住宅ローン	42	—	—	—	—	—
リテール向け債権（除く住宅ローン）	521	—	—	371	—	—
その他	948	—	—	1,003	—	—
合計	8,707	26	—	9,451	131	—

（注）「その他」には、リース料債権等が含まれております。

三井住友銀行 自己資本比率に関する事項（単体）

(b) リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年度中間期末		平成18年度末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	7,398	50	8,094	56
100%以下	1,284	40	1,031	37
650%以下	—	—	189	24
1250%未満	—	—	—	—
自己資本控除	26	26	137	131
合計	8,707	116	9,451	249

イ．当行が投資家である証券化取引
保有する証券化エクスポージャーに関する情報
（a）原資産の種類別の情報

（金額単位　億円）

原資産の種類	平成19年度中間期末			平成18年度末		
	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額	期末残高	控除項目として自己資本から控除した額	増加した自己資本相当額
事業法人等向け債権	2,965	707	—	2,821	719	—
住宅ローン	372	—	—	3,793	—	—
リテール向け債権（除く住宅ローン）	143	—	—	178	—	—
その他	581	45	—	1,240	13	—
合計	4,061	752	—	8,032	732	—

（注）1.「その他」には原資産が証券化商品である取引等が含まれております。
　　　2.「自己資本比率告示附則第15条の適用により算出される信用リスク・アセット」は該当ありません。

（b）リスク・ウェイト別の情報

（金額単位　億円）

リスク・ウェイト	平成19年度中間期末		平成18年度末	
	期末残高	所要自己資本額	期末残高	所要自己資本額
20%以下	3,073	24	6,540	46
100%以下	133	8	262	16
650%以下	104	16	—	—
1250%未満	—	—	—	—
自己資本控除	752	752	1,231	732
合計	4,061	799	8,032	793

（5）損失実績の分析

「損失実績の分析」については、73ページをご参照ください。

■標準的手法に関する事項

該当ありません。

■信用リスクの削減手法に関する事項

信用リスク削減手法を適用したエクスポージャー額 （金額単位 億円）

区分	平成19年度中間期末		平成18年度末	
	適格金融資産担保	適格資産担保	適格金融資産担保	適格資産担保
基礎的内部格付手法	20,402	27,674	23,158	26,626
事業法人向けエクスポージャー	7,916	27,658	16,688	26,613
ソブリン向けエクスポージャー	1	14	1	12
金融機関等向けエクスポージャー	12,485	1	6,469	1
標準的手法	—	—	—	—
合計	20,402	27,674	23,158	26,626

（金額単位 億円）

区分	平成19年度中間期末		平成18年度末	
	保証	クレジット・デリバティブ	保証	クレジット・デリバティブ
基礎的内部格付手法	39,770	2,935	35,369	2,260
事業法人向けエクスポージャー	32,855	2,935	29,253	2,260
ソブリン向けエクスポージャー	627	—	583	—
金融機関等向けエクスポージャー	3,737	—	2,917	—
居住用不動産向けエクスポージャー	2,545	—	2,613	—
適格リボルビング型リテール向けエクスポージャー	—	—	—	—
その他リテール向けエクスポージャー	6	—	4	—
標準的手法	—	—	—	—
合計	39,770	2,935	35,369	2,260

■派生商品取引に関する事項

与信相当額に関する事項
（1）派生商品取引与信相当額
　①計算方式
　　　カレント・エクスポージャー方式を使用しております。

　②与信相当額 （金額単位 億円）

	平成19年度中間期末	平成18年度末
グロスの再構築コストの額	22,979	22,359
グロスのアドオンの額	31,248	32,345
グロスの与信相当額	54,227	54,704
外国為替関連取引	21,042	20,841
金利関連取引	30,699	31,235
金関連取引	—	—
株式関連取引	21	23
貴金属関連取引（金関連取引を除く）	—	—
その他のコモディティ関連取引	2,458	2,475
クレジット・デフォルト・スワップ	8	131
ネッティングによる与信相当額削減額	28,139	28,282
ネットの与信相当額	26,089	26,422
担保の額	1,387	2,166
適格金融資産担保	501	1,227
適格資産担保	886	939
ネットの与信相当額（担保による信用リスク削減効果勘案後）	26,089	26,422

（注）基礎的内部格付手法を用いていることから、ネットの与信相当額については、担保による信用リスク削減効果勘案前と勘案後において同額となります。

(2) クレジット・デリバティブの想定元本額

（金額単位　億円）

クレジット・デフォルト・スワップ	平成19年度中間期末		平成18年度末	
	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの	想定元本額	信用リスク削減手法の効果を勘案するために用いているもの
プロテクションの購入	3,060	2,935	2,545	2,260
プロテクションの提供	305	—	305	—

（注）「想定元本額」には、「与信相当額算出の対象となるもの」と「信用リスク削減手法の効果を勘案するために用いているもの」の合計額を記載しております。

■マーケット・リスクに関する事項

1. VaRの状況（トレーディング）

（金額単位　億円）

	平成19年度中間期	平成18年度
6月末	20	16
9月末	15	24
12月末	—	26
3月末	—	23
最大	39	42
最小	14	15
平均	22	25

（注）1. 保有期間1日、片側信頼区間99.0％、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しております。
　　　2. 個別リスクを除いております。

2. バックテスティングの状況（トレーディング）

平成19年度中間期末から過去1年間（平成18年10月～平成19年9月）を対象としたバックテスティングの結果は以下のとおりであります。実際の損失額は、VaRの値に収まっております。



（注）グラフ上の斜めに走る線よりも点が下にある場合は、当日予測したVaRを上回る損失が発生したことを表します。

■銀行勘定における出資又は株式等エクスポージャーに関する事項

1. 貸借対照表計上額及び時価

（金額単位　億円）

	平成19年度中間期末		平成18年度末	
	中間貸借対照表計上額	時価	貸借対照表計上額	時価
上場株式等エクスポージャー	38,002	38,002	41,755	41,755
上場株式等エクスポージャーに該当しない出資等又は株式等エクスポージャー	16,184	—	14,812	—
合計	54,185	—	56,567	—

2. 出資等又は株式等エクスポージャーの売却及び償却に伴う損益の額

（金額単位　億円）

	平成19年度中間期	平成18年度
損益	△1,038	111
売却益	82	502
売却損	5	5
償却	1,115	386

（注）損益計算書における、株式等損益について記載しております。

3. 貸借対照表で認識され、かつ、損益計算書で認識されない評価損益の額

(金額単位 億円)

	平成19年度中間期末	平成18年度末
貸借対照表で認識され、かつ、損益計算書で認識されない評価損益の額	17,253	19,887

(注) 時価のある日本企業株式・外国株式について記載しております。

4. 貸借対照表及び損益計算書で認識されない評価損益の額

(金額単位 億円)

	平成19年度中間期末	平成18年度末
貸借対照表及び損益計算書で認識されない評価損益の額	323	80

(注) 時価のある子会社・関連会社の株式について記載しております。

■銀行勘定（バンキング業務）における金利リスクに関する事項

1. VaRの状況

(金額単位 億円)

	平成19年度中間期	平成18年度
6月末	261	453
9月末	220	351
12月末	—	393
3月末	—	398
最大	511	691
最小	156	294
平均	292	430

(注) 保有期間1日、片側信頼区間99.0%、計測期間4年間のヒストリカル・シミュレーション法により日次で算出しております。

2. アウトライヤー基準

金利ショック下における銀行勘定（バンキング業務）の経済価値低下額が、基本的項目（Tier 1）と補完的項目（Tier 2）の合計額の20％を超える場合、アウトライヤー基準に該当することになります。

平成19年度中間期末における経済価値低下額は、基本的項目（Tier 1）と補完的項目（Tier 2）の合計額の3.8％であり、アウトライヤー基準を大きく下回る水準となっております。

(金額単位 億円)

	平成19年度中間期末 経済価値低下額	平成18年度末 経済価値低下額
合計	2,729	1,513
うち円金利影響	1,653	1,125
うちドル金利影響	834	281
うちユーロ金利影響	63	29
Tier 1 + Tier 2比	3.8%	2.1%

(注) 「経済価値低下額」は、保有期間1年、観測期間5年で計測される信頼区間99.0%の金利ショックによって計算される現在価値の低下額であります。

三井住友銀行 自己資本比率に関する事項（単体）

■種類別、地域別、業種別及び期間別エクスポージャー残高等

1. 種類別、地域別及び業種別エクスポージャー額

(金額単位　億円)

区分		平成19年度中間期末				
		貸出金等	債券	デリバティブ	その他	合計
国内 (除く特別 国際金融 取引勘定 分)	製造業	78,143	1,172	4,143	22,327	105,785
	農業、林業、漁業及び鉱業	1,741	—	93	605	2,438
	建設業	14,831	119	111	1,103	16,164
	運輸、情報通信、公益事業	37,444	1,163	1,030	6,641	46,279
	卸売・小売業	61,392	430	4,274	3,975	70,071
	金融・保険業	104,091	8,250	12,961	4,968	130,270
	不動産業	70,214	994	356	1,287	72,851
	各種サービス業	60,768	396	734	2,420	64,318
	地方公共団体	11,607	5,807	20	—	17,435
	その他	167,586	82,870	857	25,405	276,718
	合計	607,816	101,201	24,580	68,731	802,328
海外及び 特別国際 金融取引 勘定分	政府等	1,282	3,156	1	—	4,439
	金融機関	36,680	2,738	832	—	40,251
	商工業	85,438	1,479	645	—	87,562
	その他	23,978	150	31	9,389	33,548
	合計	147,379	7,523	1,509	9,389	165,800
総合計		755,196	108,723	26,089	78,120	968,128

(金額単位　億円)

区分		平成18年度末				
		貸出金等	債券	デリバティブ	その他	合計
国内 (除く特別 国際金融 取引勘定 分)	製造業	77,722	1,245	3,999	23,141	106,107
	農業、林業、漁業及び鉱業	1,728	10	90	626	2,454
	建設業	15,564	126	146	1,297	17,132
	運輸、情報通信、公益事業	36,635	1,237	977	7,593	46,442
	卸売・小売業	65,579	541	4,323	3,968	74,411
	金融・保険業	90,121	11,390	12,628	5,559	119,698
	不動産業	74,818	654	398	1,563	77,433
	各種サービス業	64,704	487	884	2,383	68,458
	地方公共団体	10,771	6,998	11	—	17,781
	その他	155,144	71,991	1,607	24,951	253,692
	合計	592,787	94,678	25,062	71,082	783,609
海外及び 特別国際 金融取引 勘定分	政府等	1,094	825	1	—	1,920
	金融機関	23,276	1,976	692	—	25,944
	商工業	78,291	2,447	640	—	81,378
	その他	15,061	—	28	8,264	23,353
	合計	117,722	5,248	1,360	8,264	132,594
総合計		710,509	99,926	26,422	79,346	916,203

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2. 「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3. 「国内」とは国内店であり、「海外」とは海外店であります。
4. 資産区分の「貸出金等」には、貸出金、コミットメント、及びその他のデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」等の資産が含まれております。

三井住友銀行　自己資本比率に関する事項（単体）

2. 残存期間別エクスポージャー額

（金額単位　億円）

区分	平成19年度中間期末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	258,098	25,435	2,947	—	286,480
1年超3年以下	120,009	15,424	8,469	—	143,903
3年超5年以下	119,033	17,782	8,059	—	144,874
5年超7年以下	41,001	10,172	3,070	—	54,243
7年超	175,435	39,910	3,544	—	218,888
期間の定めのないもの	41,620	—	—	78,120	119,740
合計	755,196	108,723	26,089	78,120	968,128

（金額単位　億円）

区分	平成18年度末				
	貸出金等	債券	デリバティブ	その他	合計
1年以下	212,691	34,717	2,618	—	250,026
1年超3年以下	110,199	11,226	7,449	—	128,874
3年超5年以下	108,746	12,004	9,243	—	129,993
5年超7年以下	38,937	12,918	3,811	—	55,666
7年超	176,387	29,062	3,301	—	208,749
期間の定めのないもの	63,549	—	—	79,346	142,895
合計	710,509	99,926	26,422	79,346	916,203

(注) 1. 信用リスク削減手法の効果を勘案した後のエクスポージャー額を記載しております。
2. 「信用リスク・アセットのみなし計算が適用されるエクスポージャー」及び「証券化エクスポージャー」は含まれておりません。
3. 資産区分の「貸出金等」には、貸出金、コミットメント、及びその他のデリバティブ以外のオフ・バランス資産等が含まれ、「その他」には、「株式等エクスポージャー」等の資産が含まれております。
4. 期間区分の「期間の定めのないもの」には、期間別に分類していないものが含まれております。

3. 三月以上延滞エクスポージャーの期末残高又はデフォルトしたエクスポージャーの期末残高及び区分ごとの内訳

(1) 地域別

（金額単位　億円）

区分	平成19年度中間期末	平成18年度末
国内 (除く特別国際金融取引勘定分)	11,823	12,243
海外及び特別国際金融取引勘定分	1,084	770
アジア	493	531
北米	561	208
その他	30	31
合計	12,907	13,013

(注) 1.「国内」とは国内店であり、「海外」とは海外店であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。
2. 自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
3. 部分直接償却 (直接減額) 実施額を含めております。

(2) 業種別

区分		平成19年度中間期末	平成18年度末
国内 （除く特別 国際金融取 引勘定分）	製造業	1,133	890
	農業、林業、漁業及び鉱業	57	64
	建設業	800	642
	運輸、情報通信、公益事業	1,027	1,588
	卸売・小売業	1,956	1,592
	金融・保険業	183	93
	不動産業	2,856	3,360
	各種サービス業	2,286	2,404
	その他	1,525	1,610
	合計	11,823	12,243
海外及び 特別国際 金融取引 勘定分	金融機関	6	7
	商工業	1,078	763
	その他	—	—
	合計	1,084	770
総合計		12,907	13,013

(注) 1.「国内」とは国内店であり、「海外」とは海外店であります。
　　　2.自己査定において要管理先以下に区分された債務者のオフ・バランス与信等を含む自己査定対象与信を記載しております。
　　　3.部分直接償却（直接減額）実施額を含めております。

4. 一般貸倒引当金、個別貸倒引当金及び特定海外債権引当勘定の期末残高及び期中の増減額

(1) 地域別

区分	平成18年度末	平成19年度中間期末	増減
一般貸倒引当金	5,308	5,386	78
特定海外債権引当勘定	19	0	△19
個別貸倒引当金	4,431	4,690	259
国内（除く特別国際金融取引勘定分）	4,182	4,471	289
海外及び特別国際金融取引勘定分	249	219	△30
アジア	138	126	△12
北米	81	63	△18
その他	30	30	△0
合計	9,758	10,076	318

(注) 1.「国内」とは国内店であり、「海外」とは海外店であります。また、「海外」の期末残高は債務者所在国を基準に記載しております。
　　　2.個別貸倒引当金には部分直接償却（直接減額）実施額を含めております。

(2) 業種別

区分		平成18年度末	平成19年度中間期末	増減
一般貸倒引当金		5,308	5,386	78
特定海外債権引当勘定		19	0	△19
個別貸倒引当金		4,431	4,690	259
国内（除く特別国際金融取引勘定分）		4,182	4,471	289
	製造業	328	544	216
	農業、林業、漁業及び鉱業	3	8	5
	建設業	155	274	119
	運輸、情報通信、公益事業	439	563	124
	卸売・小売業	694	923	229
	金融・保険業	72	73	1
	不動産業	1,257	1,012	△245
	各種サービス業	958	825	△133
	その他	276	249	△27
海外及び特別国際金融取引勘定分		249	219	△30
	金融機関	6	6	0
	商工業	243	213	△30
	その他	—	—	—
合計		9,758	10,076	318

（注）1.「国内」とは国内店であり、「海外」とは海外店であります。
　　　2. 個別貸倒引当金には部分直接償却（直接減額）実施額を含めております。

5. 業種別の貸出金償却の額

区分		平成19年度中間期	平成18年度
国内 （除く特別 国際金融取 引勘定分）	製造業	185	100
	農業、林業、漁業及び鉱業	1	0
	建設業	77	56
	運輸、情報通信、公益事業	59	164
	卸売・小売業	249	204
	金融・保険業	△3	11
	不動産業	△30	△111
	各種サービス業	65	103
	その他	8	14
	合計	611	541
海外及び 特別国際 金融取引 勘定分	金融機関	0	0
	商工業	△19	△36
	その他	—	—
	合計	△19	△36
総合計		592	505

（注）「国内」とは国内店であり、「海外」とは海外店であります。

三井住友フィナンシャルグループの業務内容

1. 経営管理

銀行、その他銀行法により子会社とすることができる会社の経営管理を行っています。

2. その他

上記の業務に附帯する業務を行っています。

三井住友銀行の業務内容

1. 預金業務

（1）預金

当座預金、普通預金、貯蓄預金、通知預金、定期預金、別段預金、納税準備預金、非居住者円預金、外貨預金などを取り扱っています。

（2）譲渡性預金

譲渡可能な定期預金を取り扱っています。

2. 貸出業務

（1）貸付

手形貸付、証書貸付および当座貸越を取り扱っています。

（2）手形の割引

銀行引受手形、商業手形および荷付為替手形の割引を取り扱っています。

3. 商品有価証券売買業務

国債等公共債の売買業務を行っています。

4. 有価証券投資業務

預金の支払い準備および資金運用のため、国債、地方債、社債、株式、その他の証券に投資しています。

5. 内国為替業務

送金為替、振込および代金取立等を取り扱っています。

6. 外国為替業務

輸出、輸入および外国送金その他外国為替に関する各種業務を行っています。

7. 金融先物取引等の受託等業務

金融先物・オプション取引、証券先物・オプション取引の受託および金利先渡取引・為替先渡取引業務を行っています。

8. 社債受託および登録業務

社債の募集、管理の受託、担保付社債の担保に関する受託業務および登録に関する業務を行っています。

9. 信託業務

資産流動化業務に関する金銭債権の受託等の信託業務および信託代理店業務を行っています。

10. 主な附帯業務

（1）債務の保証（支払承諾）

（2）有価証券の貸付

（3）公共債の引受および窓口販売業務

（4）金銭債権の取得および譲渡（コマーシャルペーパー等の取り扱い）

（5）公共債の募集・管理の受託業務

（6）代理業務（中小企業金融公庫、国民生活金融公庫等の代理貸付業務等）

（7）金銭出納事務等（地方公共団体の指定金融機関業務、日本銀行代理店業務等、および株式払込金の受入・配当金支払い事務等）

（8）保護預りおよび貸金庫業務

（9）両替業務

（10）金融等デリバティブ・有価証券店頭デリバティブ取引等

（11）金の売買

（12）投資信託の受益証券の窓口販売業務

（13）証券仲介業務

（14）保険募集業務



中間決算公告（写）

銀行法第52条の28に基づく決算公告を行い、銀行法第52条の29第1項の規定により決算公告の写しを本誌に掲載しております。

三井住友フィナンシャルグループ

中間決算公告（写）

第 6 期中間決算公告

平成19年12月6日

東京都千代田区有楽町一丁目1番2号
株式会社三井住友フィナンシャルグループ
取締役社長　北山禎介

中間連結貸借対照表（平成19年9月30日現在）

（単位：百万円）

科　目	金　額	科　目	金　額
（資産の部）		（負債の部）	
現金預け金	5,944,360	預　金	72,925,766
コールローン及び買入手形	1,383,235	譲渡性預金	2,526,292
買現先勘定	371,109	コールマネー及び売渡手形	2,191,690
債券貸借取引支払保証金	1,064,257	売現先勘定	143,980
買入金銭債権	1,102,863	債券貸借取引受入担保金	2,747,480
特定取引資産	3,491,395	特定取引負債	2,165,097
金銭の信託	2,627	借用金	4,395,401
有価証券	20,599,844	外国為替	341,203
貸出金	60,193,566	短期社債	438,300
外国為替	925,182	社債	4,030,069
その他資産	3,990,851	信託勘定借	45,893
有形固定資産	819,772	その他負債	5,622,823
無形固定資産	232,682	賞与引当金	25,754
繰延税金資産	1,014,350	退職給付引当金	37,504
支払承諾見返	915,876	役員退職慰労引当金	6,995
貸倒引当金	△930,577	偶発損失引当金	11,716
		特別法上の引当金	1,137
		繰延税金負債	55,589
		再評価に係る繰延税金負債	69,347
		支払承諾	4,895,451
		負債の部合計	100,658,776
		（純資産の部）	
		資本金	1,420,877
		資本剰余金	57,869
		利益剰余金	1,491,378
		自己株式	△123,855
		株主資本合計	2,846,269
		その他有価証券評価差額金	1,065,875
		繰延ヘッジ損益	△93,158
		土地再評価差額金	37,339
		為替換算調整勘定	△8,428
		評価・換算差額等合計	1,001,628
		新株予約権	27
		少数株主持分	1,420,928
		純資産の部合計	5,268,853
資産の部合計	105,927,629	負債及び純資産の部合計	105,927,629

「事業分離等に関する会計基準（企業会計基準第7号）第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたします。
(3)事業の種類別セグメントにおいて、当該子会社が営まれていた事業区分の名称
　リース業
(4)当中間連結会計期間の中間連結損益計算書に計上されている当該子会社に係る損益の概算額
　経常収益　　　69,752百万円
　経常利益　　　2,237百万円
　中間純利益　　1,284百万円
(5)連結範囲の主な概要
　三井住友カード及びその子会社を当社の連結子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用関連会社としております。
16.連結自己資本比率（第一基準）10.60%

<中間連結損益計算書に関する注記>
注1．記載金額は、百万円未満を切り捨てて表示しております。
　2．1株当たり中間純利益金額　21,894円19銭
　3．潜在株式調整後1株当たり中間純利益金額　20,940円67銭

中間連結損益計算書

	平成19年4月 1日から 平成19年9月30日まで

（単位：百万円）

科　目	金　額
経　常　収　益		2,077,552
資　金　運　用　収　益	1,082,577	
（うち貸出金利息）	(771,407)	
（うち有価証券利息配当金）	(167,526)	
信　託　報　酬	2,262	
役　務　取　引　等　収　益	346,671	
特　定　取　引　収　益	118,362	
そ　の　他　業　務　収　益	486,686	
そ　の　他　経　常　収　益	38,991	
経　常　費　用		1,724,314
資　金　調　達　費　用	483,002	
（うち預金利息）	(276,767)	
役　務　取　引　等　費　用	53,232	
そ　の　他　業　務　費　用	479,774	
営　業　経　費	477,357	
そ　の　他　経　常　費　用	230,947	
経　常　利　益		353,237
特　別　利　益		1,549
特　別　損　失		4,453
税金等調整前中間純利益		350,334
法人税、住民税及び事業税		53,951
法　人　税　等　調　整　額		89,270
少　数　株　主　利　益		36,519
中　間　純　利　益		170,592



中間決算公告（写）

銀行法第20条に基づく決算公告を行い、銀行法第21条第1項及び第2項の規定により決算公告の写しを本誌に掲載しております。



三井住友銀行　中間決算公告（写）





信託財産残高表
（平成19年9月30日現在）

（単位：百万円）

資　産	金　額	負　債	金　額
貸　　出　　金	4,150	指 定 金 銭 信 託	262,943
有　価　証　券	285,533	特 定 金 銭 信 託	88,254
受 託 有 価 証 券	3,274	金銭信託以外の金銭の信託	45
金　銭　債　権	660,147	有 価 証 券 の 信 託	3,274
有 形 固 定 資 産	84	金 銭 債 権 等 の 信 託	560,068
そ の 他 債 権	1,332	包　括　信　託	113,230
銀 行 勘 定 貸	45,893		
現 金 預 け 金	27,401		
合　　　計	1,027,818	合　　　計	1,027,818

注 1. 記載金額は百万円未満を切り捨てて表示しております。
　　2. 共同信託他社管理財産はありません。
　　3. 元本補てん契約のある信託については取り扱っておりません。

第 5 期 中 間 決 算 公 告

平成19年12月6日

東京都千代田区有楽町一丁目1番2号
株式会社三井住友銀行
取締役　頭取　　　　

中間連結貸借対照表 （平成19年9月30日現在）

（単位：百万円）

科　目	金　額	科　目	金　額
（資 産 の 部）		（負 債 の 部）	
現 金 預 け 金	5,876,290	預　　　金	72,972,903
コールローン及び買入手形	1,368,235	譲 渡 性 預 金	2,580,792
買 現 先 勘 定	371,109	コールマネー及び売渡手形	2,292,690
債券貸借取引支払保証金	1,064,257	売 現 先 勘 定	143,081
買 入 金 銭 債 権	1,094,486	債券貸借取引受入担保金	2,747,480
特 定 取 引 資 産	3,465,621	特 定 取 引 負 債	2,150,272
金 銭 の 信 託	2,627	借　用　金	3,211,399
有 価 証 券	20,296,630	外 国 為 替	341,203
貸 出 金	61,211,177	社　　　債	1,000
外 国 為 替	936,162	社　　　債	3,667,859
そ の 他 資 産	2,243,793	信 託 勘 定 借	45,893
有 形 固 定 資 産	733,100	そ の 他 負 債	2,921,442
無 形 固 定 資 産	109,257	賞 与 引 当 金	18,180
リ ー ス 資 産	28,973	退 職 給 付 引 当 金	15,973
繰 延 税 金 資 産	849,249	役員退職慰労引当金	6,094
支 払 承 諾 見 返	4,960,028	賞 与 引 当 金	11,716
貸 倒 引 当 金	△ 698,698	特 別 法 上 の 引 当 金	16
		繰 延 税 金 負 債	84,674
		再評価に係る繰延税金負債	49,347
		支 払 承 諾	4,960,028
		負 債 の 部 合 計	98,312,132
		（純 資 産 の 部）	
		資　本　金	664,986
		資 本 剰 余 金	1,603,512
		利 益 剰 余 金	753,192
		株 主 資 本 合 計	3,021,691
		その他有価証券評価差額金	1,061,772
		繰延ヘッジ損益	△ 93,158
		土 地 再 評 価 差 額 金	37,261
		為 替 換 算 調 整 勘 定	△ 15,571
		評価・換算差額等合計	990,304
		新 株 予 約 権	27
		少 数 株 主 持 分	1,398,514
		純 資 産 の 部 合 計	5,410,538
資 産 の 部 合 計	103,722,670	負債及び純資産の部合計	103,722,670

中間損益計算書

中間連結損益計算書

| | 平成19年4月　1日から
平成19年9月30日まで |

（単位：百万円）



開示項目一覧

開示項目一覧

平成19年金融庁告示第15号第3条 　　　　　　　　　　　　　　　　　　　　三井住友銀行

（定量的な開示事項）
自己資本の構成に関する次に掲げる事項

開示項目一覧

開示項目一覧

開示項目一覧

www.smfg.co.jp





SMFG SUMITOMO MITSUI
FINANCIAL GROUP

株主の皆さまへ

第6期 中間報告書

平成19年4月1日から平成19年9月30日まで

三井住友フィナンシャルグループ

株主の皆さまにおかれましては、ますますご清栄のこととお喜び申し上げます。
平素より格別のご支援を賜り、厚く御礼申し上げます。
さて、この度「第6期中間報告書」を作成いたしましたので、ご高覧くださいますよう
お願い申し上げます。

平成19年12月

「経営理念」

経営理念におきましては、三井住友フィナンシャルグループの経営に関する普遍的な考え方を示します。

● お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

● 事業の発展を通じて、株主価値の永続的な増大を図る。

● 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

目 次

名　　　　称	株式会社　三井住友フィナンシャルグループ
英 文 名 称	Sumitomo Mitsui Financial Group, Inc.
設　　　　立	平成14年12月2日
資　本　金	1兆4,208億7,717万5,000円
本 店 所 在 地	東京都千代田区有楽町一丁目1番2号

発行済株式の総数

普 通 株 式	773万3,653.77株
優 先 株 式	12万101株

上場金融商品取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所（すべて市場第一部）
事 業 目 的	子会社である銀行及びその他銀行法により子会社とすることができる会社の経営管理並びに当該業務に附帯する業務

役 員

取 締 役 会 長（代表取締役）	奥　　正之
取 締 役 社 長（代表取締役）	北山　禎介
取 締 役 副 社 長（代表取締役）	西山　　茂
取 締 役	遠藤　　修
取 締 役	種橋　潤治
取 締 役	國部　　毅
取 締 役	山内　悦嗣
取 締 役	山川洋一郎
取 締 役	横山　禎徳
常 任 監 査 役	平澤　正英
常 任 監 査 役	小林　貞雄
監 査 役	大西　勝也
監 査 役	荒木　　浩
監 査 役	宇野　郁夫

（注）
1. 取締役 山内悦嗣、同 山川洋一郎、同 横山禎徳の3氏は、会社法第2条第15号に定める社外取締役であります。
2. 監査役 大西勝也、同 荒木浩、同 宇野郁夫の3氏は、会社法第2条第16号に定める社外監査役であります。

三井住友フィナンシャルグループの体制 （平成19年10月1日現在）



SMFG 三井住友フィナンシャルグループ SUMITOMO MITSUI FINANCIAL GROUP
- 大 和 証 券 S M B C （40%出資）
- 大和住銀投信投資顧問 （44%出資）

- 三井住友銀行 （100%出資）
- 三井住友カード （66%出資）
- 三井住友ファイナンス&リース （55%出資）
- 日本総合研究所 （100%出資）
- SMBCフレンド証券 （100%出資）

格付情報 （平成19年11月19日現在）

三井住友銀行

	長期	短期
Moody's	Aa2	P-1
Standard & Poor's	A+	A-1
Fitch Ratings	A+	F1
格付投資情報センター（R&I）	A+	a-1
日本格付研究所（JCR）	AA−	J-1+

三井住友カード

	長期	短期
日本格付研究所（JCR）	A+	J-1+

三井住友ファイナンス&リース

	長期	短期
格付投資情報センター（R&I）	A+	a-1
日本格付研究所（JCR）	AA−	J-1+

2



株式会社 三井住友フィナンシャルグループ
取締役社長 北山 禎介

第6期上半期における取組み

第6期上半期の経済環境を顧みますと、わが国では、輸出の増加と堅調な設備投資を背景に緩やかな景気拡大が続きました。一方、海外では、欧州やアジアで堅調な景気の拡大が続き、米国では、住宅建設の減少等により経済成長が緩やかなものになりました。

わが国の金融資本市場におきましては、政策金利が据え置かれ、短期市場金利である無担保コールレート（オーバーナイト物）はほぼ横ばいで推移しました。長期市場金利である10年物国債の流通利回りは期中に上昇したものの、欧米長期金利の低下を受けて期末には概ね期初の水準に戻りました。こうした経済金融情勢や、米国サブプライムローン問題を契機とした世界的なリスク再評価等の動きを背景に、前期末対比で日経平均株価は下落し、対米ドル為替レートは円高となりました。

このような環境の下、当社グループは、今年度、平成21年度までの3年間を対象とする中期経営計画「LEAD THE VALUE計画」をスタートさせ、個人向け金融コンサルティングビジネス、法人向けソリューションビジネス、グローバルマーケットにおける特定分野、支払・決済・コンシューマーファイナンス、投資銀行・信託業務、自己勘定投資、アセット回転型ビジネスの7つからなる成長事業領域の重点的強化と、持続的成長を支える企業基盤の整備に取り組んでおります。

当社グループの上半期の業績は、傘下の株式会社三井住友銀行におきまして、国債等債券損益の改善や預貸金利鞘の拡大により業務純益が増益となった一方で、与信関係費用増加や保有株式減損等の影響により経常利益が減益となったこと等から、連結経常利益は前年同期比39億円減益の3,532億円、連結中間純利益は同じく731億円減益の1,705億円となりました。

今後の取組み

当社グループは、下半期におきましても、引き続き、次の取組みを進めてまいります。

（成長事業領域の重点的強化）

個人のお客さまにつきましては、株式会社三井住友銀行における金融コンサルティングビジネスを更に高度化し、多様な金融サービスをワンストップでご提供する「トータルコンサルティング」を実現してまいります。具体的には、投資信

託、個人年金保険、並びに、SMBCフレンド証券株式会社が提供する投資一任付き資産運用サービスである「SMBCファンドラップ」等の資産運用商品のラインアップを一段と拡充いたしますと共に、本年12月に全面解禁される保険商品販売に向けた体制整備に取り組む等、お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新たな商品・サービスの提供に努めてまいります。また、有人店舗ネットワークの拡充・整備、並びに、コンサルタントの増強も進めてまいります。

支払・決済・コンシューマーファイナンスにつきましては、当社グループは、「本邦No.1のクレジットカード事業体」を実現するべく、本年4月に株式会社セントラルファイナンス及び三井物産株式会社との間で、また、本年7月に株式会社オーエムシーカードとの間で戦略的提携に基本合意しております。今後、三井住友カード株式会社や株式会社クオークを含めた提携各社が持つ多様な専門性・ノウハウ、顧客基盤、ネットワーク、ブランド力の融合を通じて、お客さまのニーズに的確に応えた良質の商品・サービスの提供を進めてまいります。また、プロミス株式会社との協働事業につきましても、お客さまのライフスタイルに応じた健全なファイナンスニーズに応えるべく、ローン契約機の増設等を通じて引き続き推進してまいります。

法人のお客さまにつきましては、株式会社三井住友銀行におけるソリューションビジネスの一層の拡充に取り組んでまいります。具体的には、本年4月に新設したプライベート・アドバイザリー本部を通じた事業承継、プライベートバンキング、職域取引といった個人と法人のニーズが交差する事業領域の強化や、成長企業育成ビジネス、公共法人・地域金融機関取引、環境ビジネス等の強化に取り組んでまいります。

また、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、M&Aを通じた事業拡大・再編等の、お客さまの経営課題の解決策を提供する投資銀行業務につきましても、コーポレート・アドバイザリー本部における取組みや、大和証券エスエムビーシー株式会社との協働を通じて、一段と強化してまいります。加えて、本年10月に、当社グループと住友商事グループとの戦略的提携に基づき発足した三井住友ファイナンス＆リース株式会社並びに住友三井オートサービス株式会社による多様なリース・オートリース業務、株式会社日本総研ソリューションズによるシステム

構築・運用やITコンサルティング業務等、グループ一体となったソリューション提供についても更に推進してまいります。

（持続的成長に向けた企業基盤の整備）
第二に、当社グループは、引き続き、持続的成長を支えるべく、企業基盤の整備を進めてまいります。

具体的には、本年9月に施行された金融商品取引法に則り利用者保護を徹底する等、コンプライアンスを一段と強化してまいります。同時に、海外におきましても、マネー・ローンダリング防止への対応を含め、法令等の遵守を徹底いたします。

加えて、投資銀行業務、グローバルマーケットにおける特定分野といった成長事業領域におけるプロフェッショナル人材の採用強化、IT基盤や営業店設備のリノベーション等の業務インフラの整備、ALM・リスク管理体制の高度化、並びに、CS（お客さま満足度）向上に向けた諸施策を実施してまいります。

今年度通期業績につきましては、連結経常利益では前年比1,414億円増益の9,400億円、連結当期純利益では同じく1,286億円増益の5,700億円を予想しております。

また、当社は、株主の皆さまへの利益還元を強化する観点から、今年度の普通株式一株当たりの配当予想を、前年度対比で3,000円増配の10,000円とし、その半分の金額を中間配当としてお支払いいたします。今後も、中期経営計画の着実な進捗に合わせて、株主還元の一層の充実を積極的に検討してまいります。

当社グループは、これらの取組みにおいて着実な成果を示すことにより、株主の皆さまのご期待に応えてまいりたいと考えております。株主の皆さまには、何卒今後ともなお一層のご理解、ご支援を賜りますようお願い申し上げます。

平成19年12月

株式会社　三井住友フィナンシャルグループ

取締役社長　北山禎介

4

三井住友フィナンシャルグループの概況

事業の概況（連結）

	平成18年度中間期	平成18年度	平成19年度中間期
（単位：百万円）			
経常収益	1,825,751	3,901,259	2,077,552
経常利益	357,136	798,610	353,237
中間（当期）純利益	243,660	441,351	170,592
（単位：億円）			
純資産額	46,227	53,312	52,688
総資産	1,025,519	1,008,583	1,059,276
預金・譲渡性預金	746,579	747,454	754,540
貸出金	591,844	586,893	601,935
有価証券	223,516	205,375	205,998
（単位：％）			
自己資本比率	10.07	11.31	10.60

注　記載金額は単位未満を切り捨てて表示しております。

損益の状況

経常収益は、資金運用収益が増加したこと等により、前年同期に比べ2,518億円増加の2兆775億円となりました。また、経常費用は、資金調達費用が増加したこと等により、前年同期に比べ2,557億円増加の1兆7,243億円となりました。

この結果、経常利益は、前年同期とほぼ横ばいの3,532億円、経常利益に特別損益等を勘案した中間純利益は、前年同期に比べ731億円減少の1,705億円となりました。

資産、負債、純資産の状況

資産の部は、半期中5兆693億円増加し、105兆9,276億円となりました。負債の部は、半期中5兆1,317億円増加し、100兆6,587億円となりました。また、純資産の部は、半期中624億円減少し、5兆2,688億円となりました。

■■■ 連結自己資本比率

当社の連結自己資本比率は、その他有価証券評価差額金の減少により自己資本が減少したことを主因に、半期中0.71%低下し、10.60%となりました。

■■■ 金融再生法に基づく開示債権の状況

連結ベースの開示債権額は、半期中176億円増加し、1兆1,022億円となりました。

(単位：億円)

	平成18年度中間期末	平成18年度	平成19年度中間期末
破産更生債権及びこれらに準ずる債権	2,174	1,937	1,846
危険債権	5,156	3,848	4,372
要管理債権	4,516	5,060	4,803
合計	11,847	10,846	11,022

注 記載金額は億円未満を切り捨てて表示しております。

■■■ 中間配当金

普通株式の中間配当につきましては、期初予想通り、1株につき5,000円といたしました。また、第1回～第12回第四種優先株式、第1回第六種優先株式の中間配当につきましては、それぞれ1株につき所定の67,500円、44,250円といたしました。

なお、当社は銀行持株会社としての公共性に鑑み、健全経営確保の観点から当社グループ全体の内部留保の充実に留意しつつ、企業価値の持続的な向上を通じて、安定的かつ継続的に利益配分の増加を図る方針であります。

また、中期経営計画「LEAD THE VALUE 計画」の最終年度である平成21年度における連結当期純利益に対する配当性向を20%超とすることを目指してまいります。



三井住友銀行



商 号	株式会社三井住友銀行
事 業 内 容	銀行業務
設立年月日	平成8年6月6日
本店所在地	東京都千代田区有楽町一丁目1番2号
頭 取	奥 正之
従 業 員 数	17,945名（就業者数）
拠 点 数	
国 内	1,468ヵ所 （本支店470（内振込専用支店38）、出張所155、 代理店1、付随業務取扱店20、無人店舗822）
海 外	37ヵ所 （支店18、出張所6、駐在員事務所13）

（注）国内拠点数は、コンビニエンスストアATMを除いています。

（平成19年9月末現在）



www.smbc.co.jp

事業の概況（単体）

	平成18年度 中間期	平成18年度	平成19年度 中間期
経常収益 （単位：百万円）	1,115,678	2,451,351	1,307,652
業務純益 （除く一般貸倒引当金繰入額）	311,609	740,601	390,904
経常利益	269,078	573,313	157,849
中間（当期）純利益	183,646	315,740	63,798
純資産額 （単位：億円）	34,923	39,928	38,563
総資産	931,491	915,372	943,071
預金・譲渡性預金	685,410	688,093	688,414
貸出金	539,024	537,564	550,257
有価証券	220,474	200,608	198,601

注 記載金額は単位未満を切り捨てて表示しております。

三井住友銀行の当中間期の業績は以下のとおりとなりました。

損益の状況

業務純益（除く一般貸倒引当金繰入額）は、前年同期に比べ793億円増加の3,909億円となりました。

この業務純益（除く一般貸倒引当金繰入額）に不良債権処理額、株式等損益などの臨時的な損益を加えた後の経常利益は、株式等の減損が発生したこと等から、前年同期に比べ1,112億円減少の1,578億円、経常利益に特別損益等を勘案した中間純利益は、前年同期に比べ1,199億円減少の637億円となりました。

■■■ 資産・負債の状況

預金・譲渡性預金

　預金は半期中1,442億円増加し、中間期末残高は66兆3,792億円となりました。このうち定期性預金は半期中3,204億円増加し、中間期末残高は19兆3,218億円となりました。また、譲渡性預金は半期中1,122億円減少し、中間期末残高は2兆4,621億円となりました。

貸出金

　貸出金は、海外で貸出が増加したこと等により、半期中1兆2,693億円増加し、中間期末残高は55兆257億円となりました。

有価証券

　有価証券は半期中2,007億円減少し、中間期末残高は19兆8,601億円となりました。

総資産

　総資産は半期中2兆7,699億円増加し、中間期末残高は94兆3,071億円となりました。

■■■ 純資産の状況

　純資産は、その他有価証券評価差額金の減少等により、半期中1,365億円減少し、中間期末残高は3兆8,563億円となりました。

　このうち株主資本は、2兆8,576億円となりました。内訳は、資本金6,649億円、資本剰余金1兆3,675億円（内その他資本剰余金7,025億円）、利益剰余金8,250億円となっております。

　また、評価・換算差額等は、9,986億円となりました。内訳は、その他有価証券評価差額金1兆570億円、繰延ヘッジ損益823億円のマイナス、土地再評価差額金239億円となっております。



●預金・譲渡性預金残高　　（単位：億円）

18.9	685,410
19.3	688,093
19.9	688,414



●貸出金残高　　（単位：億円）

18.9	539,024
19.3	537,564
19.9	550,257



●業務純益(除く一般貸倒引当金繰入額)　　（単位：億円）

| 18.9 | 3,116 |
| 19.9 | 3,909 |



●経費(除く臨時処理分)　　（単位：億円）

| 18.9 | 2,975 |
| 19.9 | 3,275 |

注　記載金額は億円未満を切り捨てて表示しております。

三井住友カード



三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カードビジネスを通じて「安心で豊かな消費生活の実現」に積極的に貢献し、トップブランド企業としての更なる飛躍を目指しています。

業務内容

クレジットカードに関する業務
会員向けショッピングサービス、加盟店向け売上精算

ファイナンス商品に関する業務
会員向けローン、キャッシュサービス、リボルビング払い、分割払い、ローン保証業務等

販売促進に関する業務
ギフトカード発行、会員・加盟店向け各種サービス

関連業務
集金代行業務、事務受託業務(カード発行、会員に対する請求処理、加盟店に対する売上処理)

商　　　号	三井住友カード株式会社
事業内容	クレジットカード業務
設立年月日	昭和42年12月26日
本社所在地	[東京本社] 東京都港区新橋五丁目2番10号 [大阪本社] 大阪市中央区今橋四丁目5番15号
代表者	月原　紘一
従業員数	1,997名 (平成19年9月末現在)

www.smbc-card.com

(単位：億円)

	平成17年度	平成18年度	平成19年度中間期
営業収益	1,482	1,576	819
営業利益	258	141	71
経常利益	271	143	71
中間(当期)純利益 (△は当期純損失)	177	△67	29

	平成17年度末	平成18年度末	平成19年度中間期末
総資産	7,940	8,164	8,500

注 記載金額は億円未満を切り捨てて表示しております。



SMFL 三井住友ファイナンス＆リース

商　　　号	三井住友ファイナンス＆リース株式会社
事業内容	リース業務
設立年月日	昭和38年2月4日
本社所在地	［東京本社］ 東京都港区西新橋三丁目9番4号 ［大阪本社］ 大阪市中央区南船場三丁目10番19号
代表者	石田　浩二
従業員数	1,564名 （平成19年10月1日現在）



www.smfl.co.jp

　三井住友ファイナンス＆リースは、本年10月に三井住友銀リースと住商リース株式会社が合併して誕生しました。三井住友フィナンシャルグループが持つ財務ソリューション提供力を活かした銀行系リース会社の顧客基盤・ノウハウと、住友商事グループが持つ多様なバリューチェーンを活かした商社系リース会社の顧客基盤・ノウハウを結集・融合して、質・量の両面で本邦ナンバーワンのリース事業確立を目指しています。

　異なるビジネススタイルによって積み重ねた豊富な経験を活かして時代を先取りし、付加価値の高い"リースを超えた"サービスを提供して多様化するお客さまのニーズにお応えします。そして、ハイクォリティなリース業務を通じて、業界のリーディングカンパニーとして社会に貢献してまいります。

業務内容

■ファイナンスリース／延払い
企業の様々な設備投資ニーズに応えるベーシックなリース・延払い

■オペレーティングリース／レンタル
半導体製造装置等のオペレーティングリース、
パソコン・測定器等のレンタル

■国際リース＆ファイナンス
クロスボーダーリース、現地通貨建リース、海外債権ファクタリング

■不動産リース＆ファイナンス
不動産リース、不動産ノンリコースローン

■ファイナンス
ファクタリング、保証金流動化システム、船舶ファイナンス等

■投資／経営サポート／関連サービス
環境貢献型リース、ネットリース、総合資産管理サービス等

（単位：億円）

	平成17年度	平成18年度	平成19年度 中間期
営業収益	6,197	6,300	3,247
営業利益	322	315	151
経常利益	267	296	164
中間（当期）純利益	175	179	256

	平成17年度末	平成18年度末	平成19年度 中間期末
総資産	18,052	18,175	17,968

注1　記載金額は億円未満を切り捨てて表示しております。
　2　三井住友銀リースの計数を表示しております。





日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとする様々な分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析・政策提言等の情報発信、新事業の創出を行うインキュベーション活動等、多岐にわたる活動を展開しています。

昨年7月、主として三井住友フィナンシャルグループ関連企業以外のお客さまに向けたITソリューション提供力の一層の強化を図るため、日本総合研究所を会社分割し、日本総研ソリューションズを設立しました。三井住友フィナンシャルグループのシステム開発・運用で培ってきた豊富なノウハウをベースに、産業・金融・公共のあらゆるフィールドのより多くのお客さまにベストなITソリューションを提供してまいります。

商　　号	株式会社日本総合研究所
事業内容	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日	平成14年11月1日
本社所在地	［東京本社］東京都千代田区一番町16番［大阪本社］大阪市西区新町一丁目5番8号
代表者	木本　泰行
従業員数	3,044名(含日本総研ソリューションズ)（平成19年9月末現在）



業務内容
■システム開発・情報処理業務
情報システムの企画・構築、アウトソーシングサービス
■コンサルティング業務
経営革新・IT関連のコンサルティング
■シンクタンク業務
経済調査分析・政策提言、インキュベーション活動

（単位：億円）

	平成17年度	平成18年度	平成19年度中間期
営業収益	1,158	1,118	517
営業利益	52	61	6
経常利益	57	66	10
中間(当期)純利益	38	51	7

	平成17年度末	平成18年度末	平成19年度中間期末
総資産	917	969	873

注1　記載金額は億円未満を切り捨てて表示しております。
　2　平成18年7月に会社分割した日本総研ソリューションズの計数を含めて表示しております。

 ## SMBCフレンド証券



商 号	SMBCフレンド証券株式会社
事業内容	証券業務
設立年月日	昭和23年3月2日
本社所在地	東京都中央区日本橋兜町7番12号
代表者	玉置 勝彦
従業員数	2,078名
	（平成19年9月末現在）

www.smbc-friend.co.jp

SMBCフレンド証券は、平成15年4月に明光ナショナル証券とさくらフレンド証券が合併して発足しました。更に、平成16年4月に住友生命保険相互会社の関連会社である泉証券と合併し、昨年9月、株式交換により当社の100%出資会社となりました。

SMBCフレンド証券は、業界トップクラスの財務基盤と高い経営効率を誇るフルラインサービスの証券会社として北海道から九州まで全国に店舗を展開しています。リテール向け事業を中核に、「リテールマーケットで日本を代表する質の高い証券会社」を目指し、お客さまのニーズに応じた質の高い商品・サービスの提供に努めております。

業務内容

■証券業務
有価証券等の売買、売買の取次ぎ、引受け、募集、売出し等

■証券付随業務
有価証券の保護預り、株式事務の取次ぎ、常任代理業務等

■商品投資販売業務

■保険募集業務

■投資顧問業務
投資助言業務・投資一任契約に基づくファンドラップサービス等

■金地金・譲渡性預金等の売買及び売買の媒介等の業務

（単位：億円）

	平成17年度	平成18年度	平成19年度中間期
営業収益	685	587	340
営業利益	310	212	132
経常利益	311	218	136
中間(当期)純利益	185	128	80

	平成17年度末	平成18年度末	平成19年度中間期末
総資産	2,932	2,533	2,633

注 記載金額は億円未満を切り捨てて表示しております。

当社グループとオーエムシーカードとのクレジットカード事業における戦略的提携

三井住友銀行は、本年7月、株式会社ダイエー及びその子会社から、株式会社オーエムシーカード（以下「OMCカード」）の普通株式68百万株（議決権比率約32%）を購入することに合意いたしました。また、この株式取得を機に、当社、三井住友銀行、三井住友カードは、OMCカードとの間で相互の経営資源や事業基盤の緊密な連携を図り、本邦ナンバーワンのクレジットカード事業体を構築することを目指し、戦略的提携に向けた協議を開始することに合意いたしました。

この戦略的提携により、三井住友銀行の豊富な顧客基盤や、三井住友カードの膨大なカード加盟店網・IT開発力等と、OMCカードが持つ小売業を起源としたクレジットカード会社としての独自の会員募集ノウハウやマーケティング・ビジネスモデル等とを有機的に結び付け、相乗効果を発揮させることで、グループとしての総合力を追求してまいります。

具体的な提携の枠組みにつきましては、グループ横断的に設置する「戦略構築委員会」の中で、平成20年2月末を目処に、ブランド戦略、イシュイング（発行業務）、アクワイアリング（加盟店業務）、プロセシング（事務・システム）業務等の集約・強化、グループ内関連事業の再編等を含む中長期的なクレジットカード事業戦略を検討してまいります。

また、短期的に相乗効果の実現が可能な、営業チャネル・商品・サービスの相互活用や、事務・システム面での協働等につきましては、別途設置する「個別提携委員会」にて検討の上、必要に応じ、積極的な人材交流も行いながら、提携効果の早期実現を図ってまいります。



〈記者会見の模様〉
左から三井住友カード 月原社長、三井住友銀行 奥頭取、ダイエー 西見社長、OMCカード 舟橋会長・江幡社長



〈記者会見の模様〉

13

リース事業及びオートリース事業の戦略的共同事業化

本年10月、三井住友銀リースと住商リース株式会社が合併して三井住友ファイナンス＆リースが、また三井住友銀オートリースと住商オートリース株式会社が合併して住友三井オートサービスが、それぞれ誕生いたしました。両社は、財務ソリューション提供力を活かした銀行系リース会社の顧客基盤・ノウハウと、多様なバリューチェーンを活かした商社系リース会社の顧客基盤・ノウハウを結集・融合して商品・サービスの多様化を図り、それぞれのマーケットにおけるナンバーワンのリース会社を目指してまいります。

当社と住友商事グループは、この合併を「リース事業及びオートリース事業の戦略的共同事業化」と位置付けており、時代を先取りした連携ビジネスを展開して両社の業務領域の拡大に挑戦してまいります。更にお客さまに付加価値の高い商品・サービスを提供することで、広く社会に貢献してまいります。





海外ビジネスの展開

三井住友銀行では、グローバルに展開する日系企業のお客さまへの高度な金融サービスの提供、新興・成長市場へのアプローチのため、邦銀初のドバイ支店開設など、各マーケットの特性に応じた拠点展開で海外ネットワークの強化・充実を図っております。

特に、中国におきましては、開設準備中の北京支店も含め、中国大陸に11拠点を展開し、また、それらを一体管理する「中国本部」を設置することで、規制緩和や市場開放、制度変更等に迅速に対応しており、今後もお客さまのニーズに沿った商品・サービスを提供してまいります。

プロダクト業務においては、世界的に需要が高まっている資源・エネルギーセクター、PFI/PPP、プロジェクトファイナンスやトレードファイナンスといった分野で、各種ニーズへ迅速に対応することによりシェアを拡大し、マーケット地位を向上させてまいりました。特に、プロジェクトファイナンスにおきましては、アドバイザー・オブ・ザ・イヤー（2006年）に選ばれる等、トップ・プレーヤーとしての存在感を高めております。



14

金融商品取引法への対応

三井住友銀行では、本年9月に施行された金融商品取引法を踏まえ、適合性判断と説明義務履行の強化を柱とした金融商品販売勧誘体制の整備を行いました。

具体的には、従来以上に適切な適合性判断を徹底するため、お客さまのニーズや、投資に係る経験・知識等を確認の上、お客さまに適合した商品をご提案する仕組みを構築しました。また、商品性やリスクをお客さまに十分ご理解いただけるよう、お客さまの投資に係るご経験・知識等に応じた丁寧な説明を行うとともに、契約前には、お客さまがご理解されていることを十分に確認させていただく体制としました。

また、販売担当者に対しては、各種研修を実施した他、行内で新たな販売資格制度を創設し、テストにより金融商品取引法や商品知識に対する十分な知識が確認できた者だけを販売担当者に任命する体制としました。更に広告物や説明資料についても、法令の趣旨を踏まえた見直しを行い、お客さまの視点に立った分かりやすい内容としました。

「IPOスタートアッププラン」・「IPOアドバイザリープラン」の取扱い開始

三井住友銀行グループのSMBCコンサルティングでは、本年8月、IPOコンサルティング各社と提携し、株式公開志向企業を対象に「IPOスタートアッププラン」及び「IPOアドバイザリープラン」の取扱いを開始いたしました。

「IPOスタートアッププラン」は、提携IPOコンサルティング会社の公認会計士を中心とするスタッフが、直接お客さまを訪問して、株式公開に向けた課題を抽出し、迅速かつ安価に解決策を提供するサービスです。

「IPOアドバイザリープラン」は、「IPOスタートアッププラン」により抽出された課題・解決策の実行を支援するサービスです。

SMBCコンサルティングでは、本サービスの提供を通じて株式公開を志向する企業のニーズに的確に応えてまいります。

○ 「IPOスタートアッププラン」の報告内容

1. 企業経営の継続性及び経営成績の見通し
2. 経営管理組織の整備及び運用の状況
3. 特別利害関係者、関係会社の状況
4. 企業内容等の開示の適正性
5. その他の事項
6. 資本政策の状況（必要に応じて）
7. 株式公開のための準備作業のスケジュール

○ 「IPOアドバイザリープラン」のコンサルティングメニュー

1. 事業計画策定支援
2. 資本政策策定支援
3. 株価分析支援
4. 財務診断
5. 公開前組織再編支援（相続・事業承継対策）
6. 財務会計制度構築支援
7. 予算管理制度構築・運用支援
8. 内部管理体制構築支援
9. 社内規程作成支援
10. 内部監査制度構築・運用支援
11. 人事制度構築支援
12. 原価計算制度構築支援
13. J-SOX対応支援
14. 上場申請書類作成支援

環境ビジネスへの取組み

当社では、「グループ環境方針」に基づき、①環境負荷軽減（社会的責任の履行）、②環境リスク対応、③環境ビジネスの3つを環境配慮行動の柱として取り組んでおります。

環境ビジネスの分野におきましては、地球温暖化に対する社会の関心を踏まえ、本年10月、三井住友銀行に「環境ソリューション室」を設置いたしました。「環境ソリューション室」では、排出権取引の紹介・アドバイザリー業務を行うほか、今後は途上国における排出権プロジェクト開発のアドバイザリーやファイナンス業務等も手がけてまいります。また、東京・ロンドン・ニューヨーク・シンガポール・サンパウロにメンバーを配置して内外のネットワークを強化することで、排出権の需要側と供給側の双方にきめ細かなサービスを提供してまいります。

「環境ソリューション室」の取組みで、日本初の事例として注目されているのが、「信託機能を活用した排出権の小口共同購入スキーム」です。これは、小口の需要をまとめ、金銭信託を活用して排出権を購入することで、取引にかかるコストを削減し、事務手続の簡素化を実現するものです。本年6月には、ブラジルのバイオマス発電を対象として、小口需要に対応した日本初の信託取引を組成いたしました。

環境負荷軽減の分野におきましては、本年9月、当社は、国内メガバンクグループの持株会社として初めて、国際標準化機構の環境マネジメント規格であるISO14001認証を取得いたしました。当社グループでは本認証の取得を通じて、これまでの環境活動の客観性をより向上させるとともに、グループとしての統一的・効率的な運用を図ってまいります。



〈信託機能を活用した排出権の小口共同購入スキームの概要〉



〈ISO14001登録証〉

「AED」・「防災ガイドマップ」の全店設置

三井住友銀行では、全国に広がる店舗インフラを活用し、本年8月より、有人店舗のカードサービスコーナーに自動対外式除細動器（以下「AED」）及び防災ガイドマップを設置しております。

AEDとは、心臓の心室細動による心肺停止時に電気ショックを与え（電気的除細動）、心臓の働きの正常化を試みる機器です。

また、防災ガイドマップとは、三井住友銀行、SMBCフレンド証券、並びに、関西アーバン銀行の店舗を中心に避難場所・応急給水拠点・災害拠点病院を記載した地図で、災害時に被災者が得たい情報をいち早く提供することが出来ます。

三井住友銀行では、公共性が高く、多数の店舗網を有する企業の特色を活かして、今後も地域・社会貢献に取り組んでまいります。




〈AED〉　　　　　　　　〈防災ガイドマップ〉

金融教育への取組み

三井住友銀行では、本年5月、株式会社学習研究社に協力し、「まんがでよくわかるシリーズ」から「銀行のひみつ」を発刊、同書籍を全国の小学校約2万3千校と、公立図書館約3千館に寄贈いたしました。「銀行のひみつ」では、銀行の3大業務である「預金・貸出・為替」を中心とした銀行の社会的な役割や銀行の歴史などを、漫画を通じて分かりやすく解説しております。

また、本年8月には「夏休み! 子どもたんけん隊」を開催いたしました。これは小学生を対象とした金融教育セミナーで、東京と大阪の2会場で実施いたしました。当日は店内を見学し、窓口業務の体験やATM・金庫の見学等を通じて、金融や銀行業務の基本について勉強していただ

きました。この他にも地域社会への貢献の観点も含め、多くの支店において銀行の見学会を実施したり、従業員の子弟を対象とした「子ども参観日」を実施しております。




〈銀行のひみつ〉　　　　〈夏休み! 子どもたんけん隊の様子〉

投資信託・個人年金保険の新商品取扱い開始

　三井住友銀行では本年上半期に、投資信託2商品、個人年金保険2商品の取扱いを開始いたしました。これにより、平成19年9月末時点の取扱商品数は投資信託45商品、個人年金保険14商品となっております。

〈投資信託の新商品〉

○グローバル資産分散オープン（愛称：メインパートナー）
　（運用会社：大和住銀投信投資顧問）

　本ファンドは、先進国から新興国まで幅広い地域の債券、株式、REIT（不動産投資信託）及びコモディティ等へ実質的に分散投資する商品です。
　投資経験が豊富なお客さまに限らず、これから資産運用を始めてみようとご検討中のお客さまにも、十分ご活用いただけるものと考えており、「メインパートナー」という愛称も、個々のお客さまの資産運用において、「ずっとそばに置いておきたい」と評価いただける商品でありたいとの思いを込めて選定したものです。

○グローバル新成長国オープン（愛称：グローバルネクスト）
　（運用会社：ゴールドマン・サックス・アセット・マネジメント）

　本ファンドは、主に成長国の株式、債券へ実質的に分散投資する商品です。地域・投資対象の分散に加え、自国（現地）通貨建て債券への投資を通じて通貨の分散も図ることで、エマージング諸国等への投資経験のあるお客さまのみならず、初めて投資をされるお客さまにも十分ご活用いただけるものと考えています。
　「貯蓄から投資へ」の流れで、グローバル分散投資が一般的になる中、「一歩先の資産運用」をご提供する商品になればという願いと、先進国に代わって世界経済は新成長国がリードする時代が訪れたという意味を込めて「グローバルネクスト」という愛称を選びました。

　三井住友銀行では、今後ともお客さまの多様なニーズにお応えできるよう、より一層商品の充実に取り組んでまいります。

中間連結貸借対照表 （平成19年9月30日現在）　（単位：百万円）

科　　目	金　額
（ 資 産 の 部 ）	
現金預け金	5,944,160
コールローン及び買入手形	1,383,235
買現先勘定	371,109
債券貸借取引支払保証金	1,064,257
買入金銭債権	1,102,863
特定取引資産	3,491,395
金銭の信託	2,627
有価証券	20,599,844
貸出金	60,193,566
外国為替	926,162
その他資産	3,900,851
有形固定資産	819,772
無形固定資産	232,682
リース資産	1,014,350
繰延税金資産	915,876
支払承諾見返	4,895,451
貸倒引当金	△ 930,577
資産の部合計	**105,927,629**

（単位：百万円）

科　　目	金　額
（ 負 債 の 部 ）	
預金	72,925,766
譲渡性預金	2,528,292
コールマネー及び売渡手形	2,191,690
売現先勘定	143,980
債券貸借取引受入担保金	2,747,480
特定取引負債	2,165,097
借用金	4,395,401
外国為替	341,203
短期社債	438,300
社債	4,030,059
信託勘定借	45,893
その他負債	3,622,023
賞与引当金	25,754
退職給付引当金	37,594
役員退職慰労引当金	6,995
預金払戻引当金	11,716
特別法上の引当金	1,137
繰延税金負債	55,589
再評価に係る繰延税金負債	49,347
支払承諾	4,895,451
負債の部合計	**100,658,776**
（ 純 資 産 の 部 ）	
資本金	1,420,877
資本剰余金	57,869
利益剰余金	1,491,378
自己株式	△ 123,855
株主資本合計	2,846,269
その他有価証券評価差額金	1,065,875
繰延ヘッジ損益	△ 93,158
土地再評価差額金	37,339
為替換算調整勘定	△ 8,428
評価・換算差額等合計	1,001,628
新株予約権	27
少数株主持分	1,420,928
純資産の部合計	**5,268,853**
負債及び純資産の部合計	**105,927,629**

中間連結損益計算書 (平成19年4月 1日から / 平成19年9月30日まで)

(単位：百万円)

科　目	金　額
経常収益	2,077,552
資金運用収益	1,082,577
（うち貸出金利息）	(771,407)
（うち有価証券利息配当金）	(167,526)
信託報酬	2,262
役務取引等収益	346,671
特定取引収益	118,362
その他業務収益	488,686
その他経常収益	38,991
経常費用	1,724,314
資金調達費用	483,002
（うち預金利息）	(276,767)
役務取引等費用	53,232
その他業務費用	479,774
営業経費	477,357
その他経常費用	230,947
経常利益	353,237
特別利益	1,549
特別損失	4,453
税金等調整前中間純利益	350,334
法人税、住民税及び事業税	53,951
法人税等調整額	89,270
少数株主利益	36,519
中間純利益	170,592

中間連結株主資本等変動計算書 (平成19年4月 1日から / 平成19年9月30日まで)

	株主資本					評価・換算差額等					新株予約権	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年3月31日残高(百万円)	1,420,877	57,773	1,386,436	△123,454	2,741,632	1,262,135	△87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279
中間連結会計期間中の変動額													
剰余金の配当			△65,911		△65,911								△65,911
中間純利益			170,592		170,592								170,592
自己株式の取得				△641	△641								△641
自己株式の処分		96		240	337								337
連結子会社の増加に伴う増加			1		1								1
連結子会社の減少に伴う増加			4		4								4
連結子会社の増加に伴う減少			△6		△6								△6
連結子会社の減少に伴う減少			△3		△3								△3
土地再評価差額金取崩			263		263								263
株主資本以外の項目の中間連結会計期間中の変動額(純額)						△196,259	△5,428	△265	22,228	△179,725	12	12,649	△167,063
中間連結会計期間中の変動額合計(百万円)	－	96	104,941	△400	104,636	△196,259	△5,428	△265	22,228	△179,725	12	12,649	△62,426
平成19年9月30日残高(百万円)	1,420,877	57,869	1,491,378	△123,855	2,846,269	1,065,875	△93,158	37,339	△8,428	1,001,628	27	1,420,928	5,268,853

中間連結決算の概況

<中間連結財務諸表作成のための基本となる重要な事項に関する注記>

1. 連結の範囲に関する事項
  (1) 連結子会社　　　185社
    主要な会社名　　株式会社三井住友銀行
    　　　　　　　　株式会社みなと銀行
    　　　　　　　　株式会社関西アーバン銀行
    　　　　　　　　Sumitomo Mitsui Banking Corporation Europe Limited
    　　　　　　　　Manufacturers Bank
    　　　　　　　　三井住友銀リース株式会社
    　　　　　　　　三井住友カード株式会社
    　　　　　　　　株式会社クオーク
    　　　　　　　　SMBCファイナンスサービス株式会社
    　　　　　　　　SMBCフレンド証券株式会社
    　　　　　　　　株式会社日本総合研究所
    　　　　　　　　SMBC Capital Markets, Inc.
    　なお、株式会社クオーク他12社は資決権の所有割合の増加等により子会社となったため、当中間連結会計期間から連結子会社としております。
    　SMFG企業再生債権回収株式会社は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・アントリア株式会社他7社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。
  (2) 非連結子会社
    主要な会社名　　SBCS Co.,Ltd.
    　子会社エスエムエルシー・マホガニー有限会社他126社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。
    　また、その他の非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
2. 持分法の適用に関する事項
  (1) 持分法適用の非連結子会社　　3社
    主要な会社名　　SBCS Co.,Ltd.
  (2) 持分法適用の関連会社　　63社
    主要な会社名　　プロミス株式会社
    　　　　　　　　株式会社セントラルファイナンス
    　　　　　　　　大和証券エスエムビーシー株式会社
    　　　　　　　　エヌ・アイ・エフSMBCベンチャーズ株式会社
    　　　　　　　　大和住銀投信投資顧問株式会社
    　　　　　　　　三井住友アセットマネジメント株式会社
    　株式会社セントラルファイナンス他9社は株式取得等により、当中間連結会計期間より持分法適用の関連会社としております。
    　また、株式会社クオーク他2社は連結子会社となったため、NIFキャピタルマネジメント株式会社他2社は合併等により、当中間連結会計期間より持分法適用の関連会社から除外しております。
  (3) 持分法非適用の非連結子会社、関連会社
    　子会社エスエムエルシー・マホガニー有限会社他126社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。
    　また、持分法非適用の関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
3. 連結子会社の中間決算日等に関する事項
  (1) 連結子会社の中間決算日は次のとおりであります。

12月末日	4社
1月末日	1社
3月末日	8社
4月末日	2社
5月末日	2社
6月末日	71社
7月末日	5社
8月末日	4社
9月末日	88社

  (2) 12月末日を中間決算日とする連結子会社は6月末日及び8月末日現在、1月末日を中間決算日とする連結子会社は7月末日現在、3月末日、5月末日及び7月末日を中間決算日とする連結子会社は9月末日現在、4月末日を中間決算日とする連結子会社については7月末日及び9月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。
    　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。
4. 会計処理基準に関する事項
    中間連結貸借対照表に関する注記、中間連結損益計算書に関する注記に記載しております。
5. のれん及び負ののれんの償却に関する事項
    SMBCフレンド証券株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは5年間の均等償却、その他については発生年度に全額償却しております。

<中間連結貸借対照表に関する注記>

1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
    　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。
3. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。
4. 金銭の信託において信託財産を構成している有価証券の評価は、上記2.及び3.と同じ方法により行っております。
5. デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
    　なお、一部の在外連結子会社については、現地の会計基準に従って処理しております。
6. 当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。
    　また、主な耐用年数は次のとおりであります。
    　建　物　7年～50年
    　動　産　2年～20年
    　その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
    　なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間連結貸借対照表等に与える影響は軽微であります。
    　また、当中間連結会計期間より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を5年間で均等償却しております。これによる中間連結貸借対照表等に与える影響は軽微であります。

7. 無形固定資産の減価償却は、定額法により償却しております。なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間（主として5年）に基づいて償却しております。

8. 当社及び連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算を付しております。

   また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

9. 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

   破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

   なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記24、の3カ月以上延滞債権又は下記25、の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

   上記以外の債権については、過去の一定期間における貸倒実績から算出した貸倒実績率に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

   すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

   その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

   なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は517,426百万円であります。

10. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

11. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として9年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として9年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

12. 役員退職慰労引当金は、役員（執行役員を含む）に対する退職慰労金の支払いに備えるため、内規に基づく当中間連結会計期間末の要支給額を計上しております。

13. 睡眠預金払戻損失引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年4月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。

この結果、従来の方法によった場合に比べ経常利益及び税金等調整前中間純利益は11,716百万円それぞれ減少しております。

14. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

15. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。

    小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

    相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

    個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。

    また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利更改期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は28,190百万円（税効果調整前）、繰延ヘッジ利益の総額は20,294百万円（同前）であります。

16. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

    これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

    また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券等の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の円貨負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

17. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる損益又は費用は消去せずに損益認識又は繰延処理を行っております。

    なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。

18. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

19. 特別法上の引当金は、次のとおり計上しております。

    金融商品取引責任準備金　1,137百万円　金融商品取引法第46条の5第1項及び第48条の3第1項の規定に基づく準備金であります。

    従来、金融先物取引法第81条及び証券取引法第51条の規定に基づき、金融先物取引責任準備金及び証券取引責任準備金を計上しておりましたが、平成19年9月30日に金融商品取引法が施行されたことに伴い、当中間連結会計期間から金融商品取引責任準備金として計上しております。

20. 有価証券には、非連結子会社及び関連会社の株式438,588百万円及び出資金5,012百万円を含んでおります。

21. 有形固定資産の減価償却累計額　　568,380百万円
    リース資産の減価償却累計額　　1,605,376百万円

22. 有形固定資産の圧縮記帳額　　67,070百万円
23. 貸出金のうち、破綻先債権額は59,904百万円、延滞債権額は533,325百万円であります。
　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
24. 貸出金のうち、3カ月以上延滞債権額は31,769百万円であります。
　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
25. 貸出金のうち、貸出条件緩和債権額は441,944百万円であります。
　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
26. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,066,944百万円であります。なお、23.から26.に掲げた債権額は、貸倒引当金控除前の金額であります。
27. 手形割引は、企業会計基準委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は867,838百万円であります。
28. 担保に供している資産は次のとおりであります。
担保に供している資産
現金預け金	106,326百万円
特定取引資産	617,814百万円
有価証券	4,993,694百万円
貸出金	223,360百万円
その他資産（延払資産等）	2,922百万円

担保資産に対応する債務
預金	20,529百万円
コールマネー及び売渡手形	1,065,000百万円
売現先勘定	142,839百万円
債券貸借取引受入担保金	2,431,734百万円
特定取引負債	165,806百万円
借用金	1,865,904百万円
その他負債	22,643百万円
支払承諾	163,430百万円

　　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,188百万円、特定取引資産272,293百万円、有価証券2,779,447百万円及び貸出金591,044百万円を差し入れております。
　　また、その他資産のうち保証金は84,093百万円、先物取引差入証拠金は6,765百万円であります。
29. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
　　また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
　　再評価を行った年月日
　　連結子会社である三井住友銀行　　平成10年3月31日及び平成14年3月31日
　　その他の一部の連結子会社　　平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法
　　連結子会社である三井住友銀行　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士に準ずる者による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
　　その他の一部の連結子会社　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士に準ずる者による鑑定評価に基づいて算出。

30. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金521,500百万円が含まれております。
31. 社債には、劣後特約付社債2,255,632百万円が含まれております。
32. 「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第2条第3項）による社債に対する保証債務の額は2,258,816百万円であります。
33. 1株当たり純資産額　460,168円95銭
34. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計78,271百万円含まれております。
　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は913,839百万円、当中間連結会計期間末に当該処分をせずに所有しているものは451,439百万円であります。
35. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、40,096,806百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,680,296百万円あります。
　　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約限度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
36. 企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第6号　平成19年3月29日）の第30-2項を当中間連結会計期間から適用しております。この結果、従来の方法によった場合に比べ、中間純利益は18,925百万円減少しております。
37. 「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年6月15日付け及び同7月4日付けで一部改正され、金融商品取引法の施行日以後に終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準及び実務指針を適用しております。
38. ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名
　　営業経費　12百万円
39. リース事業会社の合併及びオートリース事業会社の合併
　　当社、三井住友銀リース株式会社（以下、「三井住友リース」という。）及び三井住友銀オートリース株式会社（以下、「三井住友オート」という。）は、平成19年7月30日に住友商事株式会社（以下、「住友商事」という。）、住商リース株式会社（以下、「住商リース」という。）及び住商オートリース株式会社（以下、「住商オート」という。）との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月1日に合併いたしました。

（パーチェス法適用関係）

リース事業会社の合併

(1) 被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率

①被取得企業の名称及び事業の内容

住商リース（事業の内容：リース事業）

②企業結合を行った主な理由

合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱領域の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。

③企業結合日

平成19年10月1日

④企業結合の法的形式

住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。

（合併会社の商号：三井住友ファイナンス＆リース株式会社）

⑤結合後企業の名称

株式会社三井住友フィナンシャルグループ

⑥取得した議決権比率

55%

（子会社の企業結合関係）

オートリース事業会社の合併

(1) 子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式

①子会社を含む結合当事企業の名称及び事業の内容

結合企業　住商オート（事業の内容：オートリース事業）

被結合企業　三井住友銀オート（事業の内容：オートリース事業）

②企業結合を行った主な理由

合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。

③企業結合日

平成19年10月1日

④企業結合の法的形式

住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。

（合併会社の商号：住友三井オートサービス株式会社）

(2) 会計処理の概要

「事業分離等に関する会計基準（企業会計基準第7号）第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたします。

(3) 事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称

リース業

(4) 当中間連結会計期間の中間連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益　69,752百万円

経常利益　2,237百万円

中間純利益　1,254百万円

(5) 継続的関与の主な概要

三井住友銀オート及びその子会社を当社の連結子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連会社としております。

〈中間連結損益計算書に関する注記〉

1. 記載金額は百万円未満を切り捨てて表示しております。

2. 1株当たり中間純利益　21,694円19銭

3. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

4. リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

5. 「その他経常収益」には、株式等売却益14,293百万円及び持分法による投資利益19,030百万円を含んでおります。

6. 「その他経常費用」には、貸倒引当金繰入額73,113百万円、貸出金償却65,014百万円及び株式等償却60,350百万円を含んでおります。

7. 「特別利益」には、固定資産処分益1,163百万円及び償却債権取立益386百万円を含んでおります。

8. 「特別損失」は、固定資産処分損1,247百万円及び減損損失3,205百万円であります。

9. 当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地 域	主な用途		種 類	減損損失額
首都圏	営業用店舗	4ヵ店	土地、建物等	41百万円
	遊休資産	11物件		280百万円
近畿圏	営業用店舗	1ヵ店	土地、建物等	51百万円
	遊休資産	8物件		2,553百万円
その他	営業用店舗	9ヵ店	土地、建物等	17百万円
	遊休資産	8物件		262百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

〈中間連結株主資本等変動計算書に関する注記〉

1. 配当金額は、百万円未満を切り捨てて表示しております。
2. 発行済株式の種類及び総数並びに自己株式の種類及び株式数は、次のとおりであります。

(単位：株)

	前連結会計年度末株式数	当中間連結会計期間増加株式数	当中間連結会計期間減少株式数	当中間連結会計期間末株式数	摘要
発行済株式					
普通株式	7,733,653.77	－	－	7,733,653.77	
第1回第四種優先株式	4,175	－	－	4,175	
第2回第四種優先株式	4,175	－	－	4,175	
第3回第四種優先株式	4,175	－	－	4,175	
第4回第四種優先株式	4,175	－	－	4,175	
第5回第四種優先株式	4,175	－	－	4,175	
第6回第四種優先株式	4,175	－	－	4,175	
第7回第四種優先株式	4,175	－	－	4,175	
第8回第四種優先株式	4,175	－	－	4,175	
第9回第四種優先株式	4,175	－	－	4,175	
第10回第四種優先株式	4,175	－	－	4,175	
第11回第四種優先株式	4,175	－	－	4,175	
第12回第四種優先株式	4,175	－	－	4,175	
第1回第六種優先株式	70,001	－	－	70,001	
合　計	7,853,754.77	－	－	7,853,754.77	
自己株式					
普通株式	168,630.95	583.58	424.62	168,789.91	(注)
合　計	168,630.95	583.58	424.62	168,789.91	

(注) 普通株式の自己株式の増加583.58株は、端株の買取りによる増加であります。
また、普通株式の自己株式の減少424.62株は、端株の売渡し及びストック・オプションの権利行使による減少130.62株並びに連結子会社が保有していた三井住友フィナンシャルグループ株式の売却による減少294株によるものであります。

3. 新株予約権に関する事項は、次のとおりであります。

区　分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）前連結会計年度末	当中間連結会計期間増加	当中間連結会計期間減少	当中間連結会計期間末	当中間連結会計期間末残高（百万円）	摘要
当　社	ストック・オプションとしての新株予約権						－	
連結子会社							27	
合　計							27	

4. 当社の配当については、次のとおりであります。
(1) 当中間連結会計期間中の配当金支払額

決議日	株式の種類	配当金の総額（百万円）	1株当たりの金額（円）	基準日	効力発生日
平成19年6月28日定時株主総会	普通株式	53,660	7,000	平成19年3月31日	平成19年6月28日
	第1回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第2回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第3回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第4回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第5回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第6回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第7回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第8回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第9回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第10回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第11回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第12回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第1回第六種優先株式	6,195	88,500	平成19年3月31日	平成19年6月28日

(2) 基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が当中間連結会計期間の末日後となるもの

決議日	株式の種類	配当金の総額（百万円）	配当の原資	1株当たりの金額（円）	基準日	効力発生日
平成19年11月19日取締役会	普通株式	38,326	利益剰余金	5,000	平成19年9月30日	平成19年12月7日
	第1回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第2回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第3回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第4回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第5回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第6回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第7回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第8回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第9回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第10回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第11回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第12回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第1回第六種優先株式	3,097	利益剰余金	44,250	平成19年9月30日	平成19年12月7日

中間貸借対照表 (平成19年9月30日現在)　(単位：百万円)

科　目	金　額
（資産の部）	
流動資産	
現金及び預金	46,052
その他	2,732
流動資産合計	48,785
固定資産	
有形固定資産	6
無形固定資産	14
投資その他の資産	3,952,663
関係会社株式	3,950,934
その他	1,728
固定資産合計	3,952,685
資産合計	4,001,470
（負債の部）	
流動負債	
短期借入金	1,059,030
賞与引当金	82
その他	2,055
流動負債合計	1,061,168
固定負債	
役員退職慰労引当金	178
固定負債合計	178
負債合計	1,061,347
（純資産の部）	
株主資本	
資本金	1,420,877
資本剰余金	
資本準備金	642,355
その他資本剰余金	288,073
資本剰余金合計	930,429
利益剰余金	
その他利益剰余金	
別途積立金	30,420
繰越利益剰余金	641,456
利益剰余金合計	671,876
自己株式	△ 83,060
株主資本合計	2,940,122
純資産合計	2,940,122
負債純資産合計	4,001,470

中間損益計算書 (平成19年4月 1日から／平成19年9月30日まで)　(単位：百万円)

科　目		金　額
営業収益		
関係会社受取配当金	15,022	
関係会社受入手数料	8,913	23,936
営業費用		
販売費及び一般管理費	3,333	3,333
営業利益		20,602
営業外収益		282
営業外費用		9,228
経常利益		11,655
税引前中間純利益		11,655
法人税、住民税及び事業税	1,583	
法人税等調整額	706	2,289
中間純利益		9,366

中間株主資本等変動計算書（平成19年4月　1日から　平成19年9月30日まで）

	株　主　資　本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成19年3月31日残高（百万円）	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△ 82,578	2,997,898	2,997,898
中間会計期間中の変動額										
剰余金の配当						△ 66,619	△ 66,619		△ 66,619	△ 66,619
中間純利益						9,366	9,366		9,366	9,366
自己株式の取得								△ 641	△ 641	△ 641
自己株式の処分			△ 39	△ 39				158	119	119
中間会計期間中の変動額合計（百万円）	−	−	△ 39	△ 39	−	△ 57,253	△ 57,253	△ 482	△ 57,775	△ 57,775
平成19年9月30日残高（百万円）	1,420,877	642,355	288,073	930,429	30,420	641,456	671,876	△ 83,060	2,940,122	2,940,122

中間単体決算の概況

〈中間財務諸表作成のための基本となる重要な事項に関する注記〉

1. 有価証券の評価基準及び評価方法

   子会社株式及び関連会社株式……移動平均法による原価法により行っております。

   その他有価証券……………………時価のないものについては、移動平均法による原価法により行って
   おります。

2. 固定資産の減価償却の方法

   (1) 有形固定資産

   定率法（ただし、建物については定額法）を採用しております。

   平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後
   の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間貸借対照表
   等に与える影響は軽微であります。

   (2) 無形固定資産

   自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償
   却しております。

3. 引当金の計上基準

   (1) 賞与引当金

   賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、
   当中間会計期間に帰属する額を計上しております。

   (2) 役員退職慰労引当金

   役員退職慰労引当金は、役員（執行役員を含む）に対する退職慰労金の支払いに備えるため、内
   規に基づく当中間会計期間末の要支給額を計上しております。

4. 外貨建ての資産及び負債の本邦通貨への換算基準

   外貨建資産及び負債については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株
   式を除き、主として中間決算日の為替相場による円換算額を付しております。

5. リース取引の処理方法

   リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引について
   は、通常の賃貸借取引に準じた会計処理によっております。

6. 消費税等の会計処理

   消費税及び地方消費税の会計処理は、税抜方式によっております。

〈中間貸借対照表に関する注記〉

1. 記載金額は百万円未満を切り捨てて表示しております。

2. 有形固定資産の減価償却累計額　　　　6百万円

3. 偶発債務

   株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基
   金に対して95,305百万円の保証を行っております。

〈中間損益計算書に関する注記〉

1. 記載金額は百万円未満を切り捨てて表示しております。

2. 減価償却実施額

有形固定資産	1百万円
無形固定資産	7百万円

3. 営業外収益のうち主要なもの

受取利息	122百万円

4. 営業外費用のうち主要なもの

支払利息	4,904百万円
関係会社株式評価損	4,226百万円

〈中間株主資本等変動計算書に関する注記〉

1. 記載金額は百万円未満を切り捨てて表示しております。

2. 当社の自己株式の種類及び株式数は、次のとおりであります。

（単位　株）

	前事業年度末株式数	当中間会計期間増加株式数	当中間会計期間減少株式数	当中間会計期間末株式数	摘要
自己株式					
普通株式	67,855.95	583.58	130.62	68,308.91	(注)1,2
合　計	67,855.95	583.58	130.62	68,308.91	

(注) 1　普通株式の自己株式の増加583.58株は、端株の買取りによるものであります。

2　普通株式の自己株式の減少130.62株は、端株の売渡し及びストック・オプションの権利
行使によるものであります。

株式のご案内

事業年度	4月1日から翌年3月31日まで
定時株主総会	6月下旬
配当金受領株主確定日	3月31日及び中間配当金の支払いを行うときは9月30日
基準日	定時株主総会　3月31日
	その他必要があるときは、あらかじめ公告して定めます。
公告方法	日本経済新聞に掲載する方法により行います。
	ただし、決算公告につきましては、当社ウェブサイトに掲載いたします。

株式事務取扱場所・取次所

株主名簿管理人	大阪市中央区北浜四丁目5番33号	住友信託銀行株式会社
同事務取扱場所	東京都千代田区丸の内一丁目4番4号	住友信託銀行株式会社証券代行部
［郵便物の送付先］	〒183-8701　東京都府中市日鋼町1番10	住友信託銀行株式会社証券代行部
［電話お問合せ先］	（住所変更等用紙のご請求）☎ 0120-175-417	（その他のご照会）☎ 0120-176-417
同取次所	住友信託銀行株式会社　本店及び全国各支店	



三井住友フィナンシャルグループ「SMFGホームページ」のご案内

「SMFGホームページ」では、グループ各社の
事業活動、ニュースリリースや財務情報、IR
情報など、様々な情報をタイムリーに掲載し
ております。



www.smfg.co.jp



SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

END



PRINTED WITH
SOY INK

地球環境を考え、
再生紙と大豆油インキを
使用しています。